SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934
For the transition period from ______ to ______

Commission file number 000-13259

SPORTECH PLC

(Exact name of registrant as specified in its charter)
Scotland
(Jurisdiction of incorporation or organization)
Sportech House, Enterprise Way, Wavertree Technology Park, Liverpool, L13 1FB, England
(Address of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
None

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Title of each class	Name of each exchange on which registered
American Depository Shares, each representing 1 Ordinary Share of 5p	**Non-NASDAQ OTC**
Ordinary Shares of 5p each*	**Non-NASDAQ OTC**

* - Not for trading, but only in connection with the registration of American Depository Shares, pursuant to the requirements of the Securities and Exchange Commission.

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of 5p each (fully paid) 592,074,138

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes __X__ No ___

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 __X__ Item 18 ____

Index

Introductory Note

Unless the context indicates otherwise, the "Company," and "Sportech" refer to Sportech PLC and its subsidiaries. "Littlewoods Gaming" (formerly "Littlewoods Leisure") refers to Littlewoods Promotions Limited, Littlewoods Lotteries Limited, their respective subsidiaries and, after 4 September 2000, Littlewoods Isle of Man Limited.

Sportech publishes its financial statements expressed in United Kingdom ("UK") pounds Sterling. In this document references to "US Dollars", "US $", or "$" are to United States ("US") Dollars, references to "pounds Sterling", "Sterling" or "£" and "pence" or "p" are to UK currency. For historical information regarding rates of exchange between US Dollars and pounds Sterling, see "Exchange rates" within "Item 3A – Selected Financial Data".

Cash dividends paid by Sportech will be in pounds Sterling, and exchange rate fluctuations will affect the US Dollar amounts received by holders of American Depositary Receipts ("ADRs") on conversion of such dividends. Moreover, fluctuations in the exchange rates between pounds Sterling and the US Dollar will affect the US Dollar equivalent of the pounds Sterling price of the ordinary shares of the Company (the "Ordinary Shares") on the London Stock Exchange, and, as a result, are likely to affect the market price of the ADRs.

The Company's fiscal year ends on December 31 of each year, and references herein to "fiscal year" are to the year ended December 31 of the year specified.

Certain information included with this document is forward-looking and involves risks and uncertainties that could result in actual results differing materially from those expressed or implied by the forward looking statements. Forward-looking statements included in this document and in documents incorporated herein by reference generally may be identified by, the words "expects", "plans", "anticipates", "intends", and similar expressions that indicate the statement addresses the future. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations. All forward-looking statements in this report are based upon information available to the Company on the date of this report. Sportech undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and specific events that could affect the Company's future operations or results. Some factors that could significantly impact revenues, expenses, capital expenditures, cash flows and margins include customer demand and other commodity costs, actions of the UK and other governments, inflation, the general economic environment, the ability to reach labour and wage agreements and other items discussed herein, including those discussed in "Item 3D - Risk Factors".

References below to major headings include all information under such major headings, including subheadings, unless such reference is part of a reference to a subheading, in which case such reference includes only the information contained under such subheading.

Item 1. Identity Of Directors, Senior Management And Advisers - Not Applicable.

Item 2. Offer Statistics And Expected Timetable - Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The following table sets out selected historical statement of income data, supplemental financial data and balance sheet data. These are derived from the audited financial statements of the Company. The selected financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the Financial Statements and Notes thereto included elsewhere in this Annual Report. The Company prepares its Financial Statements in accordance with UK GAAP which differ in certain significant respects from US GAAP. A description of the significant differences and reconciliations of net income/(loss) and shareholders' equity are set forth in Note 32 to the Financial Statements on pages F-34 to F-43. All relevant comparative figures for the years 1998 to 2001 have been restated for the adoption of FRS 19 "Deferred Tax". For further details refer to note 3 in "Item 17. Financial Statements".

Income Statement Data	Year to 30 September 1998 (restated*) £m	Year to 30 September 1999 (restated*) £m	Three Months to 31 December 1999 (restated*) £m	Year to 31 December 2000 (restated*) £m	Year to 31 December 2001 (restated*) £m	Year to 31 December 2002 £m
Amounts in accordance with UK GAAP:						
Group turnover	0.1	-	-	63.0	183.3	195.3
Cost of sales	(1.0)	(0.6)	(0.3)	(46.9)	(129.3)	(139.4)
Net operating (expenses)/income	0.9	(0.6)	(0.4)	10.3	(45.4)	(44.5)
Operating profit/(loss)	-	(1.2)	(0.7)	26.4	8.6	11.4
Discount on redemption of loan stock	-	-	-	3.9	-	-
Profit on sale of tangible fixed assets	-	-	-	-	-	1.4
Net interest income payable and similar items	-	-	-	(2.9)	(9.2)	(8.2)
Profit/(loss) on ordinary activities before taxation	-	(1.2)	(0.7)	27.4	(0.6)	4.6
Tax on profit/(loss) on ordinary activities	-	-	-	(2.9)	(2.1)	(1.7)
Retained profit/(loss) for the financial period	-	(1.2)	(0.7)	24.5	(2.7)	2.9
Weighted average number of ordinary shares ('000s)	254,275	254,275	254,275	471,148	592,074	592,074
Net income/(loss) per ordinary share – basic & diluted	-	(0.4)p	(0.3)p	5.2p	(0.5)p	0.5p

* - The Company has adopted FRS 19 'Deferred Tax' in the year. Accordingly, full provision has been made for deferred tax under UK GAAP. Corresponding figures for prior periods have been adjusted to reflect this change in accounting policy. A summary of the effect of this change can be found in note 3 to the Financial Statements.

A. Selected Financial Data (continued)

Income Statement Data	Year to 30 September 1998 £m	Year to 30 September 1999 £m	Three Months to 31 December 1999 £m	Year to 31 December 2000 £m	Year to 31 December 2001 £m	Year to 31 December 2002 £m
Amounts in accordance with US GAAP:						
Group turnover	0.1	-	-	63.0	183.3	195.3
Cost of sales	(1.0)	(0.6)	(0.3)	(46.9)	(129.3)	(139.4)
Net operating (expenses)/income	0.9	(0.6)	(0.4)	10.3	(45.4)	(36.4)
Operating profit/(loss)	-	(1.2)	(0.7)	26.4	8.6	19.5
Discount on redemption of loan stock	-	-	-	3.9	-	-
Profit on sale of tangible fixed assets	-	-	-	-	-	1.4
Net interest income payable and similar items	-	-	-	(2.9)	(9.7)	(8.4)
Profit/(loss) on ordinary activities before taxation	-	(1.2)	(0.7)	27.4	(1.1)	12.5
Tax on profit/(loss) on ordinary activities	-	-	-	(2.9)	(2.0)	(1.6)
Retained profit/(loss) for the financial period	-	(1.2)	(0.7)	24.5	(3.1)	10.9
Weighted average number of ordinary shares (‘000s)	254,275	254,275	254,275	471,148	592,074	592,074
Net income/(loss) per ordinary share – basic & diluted	-	(0.4)p	(0.3)p	4.3p	(0.5)p	1.8p

* - The Company adopted FAS 142 during the year, thus not amortising goodwill under US GAAP. No restatement of prior years is necessary following adoption of FAS 142. The amortisation of goodwill was £8.9m in 2001, £2.8m in 2000 and £nil in earlier years. The goodwill balance as at 31 December 2002 was £154.3m. See note 32(f) to the Financial Statements on page F-38.

A. Selected Financial Data (continued)

Balance Sheet Data	At 30 September 1998 (restated) £m	At 30 September 1999 (restated) £m	At 31 December 1999 (restated) £m	At 31 December 2000 (restated) £m	At 31 December 2001 (restated) £m	At 31 December 2002 £m
Amounts in accordance with UK GAAP:						
Total assets	0.2	0.2	0.2	206.8	189.4	179.0
Net assets/(liabilities)	(19.2)	(20.4)	(21.1)	31.3	28.6	31.5
Share capital	13.6	13.6	13.6	30.5	30.5	29.6
Amounts in accordance with US GAAP:						
Total assets	0.2	0.2	0.2	206.8	190.3	186.6
Net assets/(liabilities)	(19.2)	(20.4)	(21.1)	31.3	28.2	39.1
Capital stock	13.6	13.6	13.6	30.5	30.5	29.6
Total shareholders' funds/(deficit):						
As reported under UK GAAP:	(19.2)	(20.4)	(21.1)	31.3	28.6	31.5
As reported under US GAAP:	(19.2)	(20.4)	(21.1)	31.3	28.2	39.1

The Company has not paid cash dividends in the five year period for which financial information is presented above.

A. Selected Financial Data (continued)

Exchange Rates

The Noon Buying Rate expressed in US Dollars to pounds Sterling as of September 29, 2003 was $1.66. The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate, expressed in US Dollars to pound sterling.

Year Ended	End rate	Average rate	High	Low
30 September 1998	1.70	1.66	1.71	1.61
30 September 1999	1.65	1.63	1.68	1.55
1 October – 31 December 1999	1.62	1.61	1.65	1.58
31 December 2000	1.49	1.51	1.62	1.42
31 December 2001	1.45	1.44	1.51	1.37
31 December 2002	1.61	1.50	1.61	1.41
Month				
March 2003	----	----	1.61	1.56
April 2003	----	----	1.60	1.55
May 2003	----	----	1.65	1.59
June 2003	----	----	1.69	1.63
July 2003	----	----	1.67	1.58
August 2003	----	----	1.62	1.57

Source : The Bank of England

B. Capitalization And Indebtedness – Not Applicable.

C. Reasons For The Offer And Use Of Proceeds – Not Applicable.

D. Risk Factors

This section describes some of the risks that could affect the Company’s business and results of operations. These factors should be considered in connection with any forward looking statements contained in this report and the cautionary statement contained in the “Introductory Note”.

The Company’s businesses are highly competitive and have experienced, and the Company expects will continue to experience, significant changes. In addition, the Company’s future performance is subject to a variety of factors over which it has little or no control, including indebtedness / liquidity risk, adverse governmental regulation, competition and adverse changes in economic conditions. There may be other risks that the Company has not identified that could have a material adverse effect on the Company’s business, revenues, operating income, net assets and liquidity and capital resources.

Substantial indebtedness / liquidity risk

The Company has incurred significant indebtedness and may incur additional indebtedness in the future. The Company’s indebtedness may restrict the Company's liquidity with respect to working capital, requisitions, new product developments or other purposes. For more information on the Company's debts, see Notes 19 and 20 to the Financial Statements which are incorporated herein by reference, and also the schedule of significant contractual commitments discussed in “Item 5B - Liquidity and Capital Resources”.

Interest rate risk

All of the Company's debts have floating interest rates (though a significant portion is subject to an interest rate cap). Although the Company expects to have sufficient working capital, interest rate volatility may nevertheless affect the Company's operations and financial results. For more information on the Company’s interest rates, please see Note 21 to the Financial Statements which is incorporated herein by reference.

D. Risk Factors (continued)

Government regulation

The Company's operations are subject to a high degree of UK regulations covering most aspects of its gaming, football pools, sports betting and lottery businesses. Future operating and financial results may vary based upon the effects of such regulation, including the granting, timing and renewal of permits needed to operate the Company's gaming, football pools, sports betting and lottery businesses, and the cost associated with such permits and regulations.

The consequences for the UK gambling industry and government taxation revenues as gamblers decide to move offshore have been recognised in the recently announced review of gambling legislation, which has been asked to examine internet gambling. Whilst therefore it is probable that legislation will be brought in to regulate internet gaming, it is premature to speculate on its likely form. However, there can be no assurances that the ultimate form of such legislation would not have an adverse effect on the Company's financial and operating results.

Competition

Most of the markets in which the Company operates are highly competitive. The Company faces competition from other competing companies and the United Kingdom national lottery. The Company's pricing decisions are affected by many factors, including competition from other companies, some of which may have greater financial resources or economies of scale. This may cause the Company's operations and financial results to vary from period to period.

Economic and other conditions

The demand for the Company's businesses and, accordingly, the Company's operating and financial results may be affected by changes in local, regional, and national economic, political and other conditions. Significant and prolonged downturns in economic conditions would be likely to have an adverse effect on the Company. In addition, other demand-related factors such as war, political instability (or the threat thereof) or the continuation or escalation of terrorist activities could have an adverse effect on the Company's financial results and operations.

Geographic and business concentration

The Company operates almost exclusively within the United Kingdom and expects that a large portion of its profits, for the financial year ended 31 December 2003 at least, will be generated by one business stream, football pools. Any significant decline in the performance of this business stream could have a material adverse effect on the financial results of the Company.

Risks relating to current and future operations

Although the Company's revenues have increased in recent quarters, and it has moved into profit, there can be no assurance with respect to the Company's future operations and financial results.

Item 4. Information On The Company

A. History And Development Of The Company

General

Until 4 September 2000, the business of the Company was the licensing and exploitation of its patents covering disk drive technology. The principal objective of the Company was to collect royalties from third parties on the manufacture and sale of disk drives in respect of which the Company holds patents registered in the United States, Canada and certain major Western European countries.

On 4 September 2000, Sportech acquired Littlewoods Gaming (formerly Littlewoods Leisure), which comprised the football pools, fixed odds betting and charity lottery management businesses of The Littlewoods Organisation PLC. Consequent to this acquisition the focus of the business has changed to that sector and the Company changed its name from Rodime PLC to Sportech PLC at that time.

Additionally, the Company intends in the future to seek new opportunities to increase shareholder value through strategies involving acquisitions as well as management and development of existing business streams.

Sportech PLC was incorporated in Scotland on August 17, 1979 and commenced business in October 1980. Its head office was located at 4 Heriot Row, Edinburgh, EH3 6HU, Scotland until December 2000. From January 2001 to May 2002 its head office was located at Walton Hall Avenue, Liverpool, L67 1AA, England, and since May 2002 its head office is located at 2 Enterprise Way, Wavertree Technology Park, Liverpool L13 1FB (telephone number 0044-151-525-3677). The Company's registered office is at 249 West George Street, Glasgow, G2 4RB, Scotland, and its registered number is 69140. Sportech PLC is a going concern. The name and address of the Company's US agent is Bank of New York Company Inc., 1, Wall Street, New York, N.Y. 10286.

Historical Summary

Through to August 1991 the Company's business was the development, manufacture and marketing of high performance magnetic rigid disk drives. For a number of years prior to 1991 the Company incurred operating losses. Economic and industry conditions made it unlikely that the Company would achieve a return to profitability. Consolidation took place within the industry and many smaller manufacturers ceased trading. This resulted in the disk drive manufacturing industry becoming dominated by a few large companies, many of which had significantly greater financial resources and economies of scale than the Company.

In March 1991 the Directors reported that, because of the problems noted above, the Company had exhausted much of its working capital and would not be able to continue in the disk drive industry unless it could find a partner to share the risks associated with manufacturing. Shareholders were also advised that the Company was actively seeking potential joint venture manufacturing partners but that the outcome was uncertain. By August 1991 the Company had been unable to conclude any arrangement with joint venture parties and these factors led the Directors to conclude that it was not feasible in the long term to continue the manufacture and sale of disk drives. Subsequently, the Company's manufacturing operations in Singapore were sold to Myrica Technology Inc, and the Company's subsidiaries (Rodime Europe Limited, Rodime Singapore Pte Limited and Rodime Inc) were liquidated. Although the Company sold its manufacturing operations, the Company continued to seek revenue from its remaining assets, primarily patents covering its disk drive technology. In some cases, the Company deemed it necessary to file lawsuits for patent infringement against certain parties. The most significant lawsuit was filed against Seagate Technology Inc. in 1992. In 2000, Seagate paid to Rodime a settlement fee equal to $45m (£27.8m) in satisfaction of all claims raised in the lawsuit.

Acquisition of Littlewoods Gaming (formerly Littlewoods Leisure)

Following the successful settlement of the Company's legal action against Seagate and the redemption of outstanding loan stock, the Company embarked on a search for potential added value acquisition opportunities. This search culminated in the purchase on 4 September 2000 of Littlewoods Gaming (formerly Littlewoods Leisure) for £162.5m and the renaming of the Company from Rodime PLC to Sportech PLC. Now the core business of the Company, Littlewoods Gaming (formerly Littlewoods Leisure) is the foremost UK provider of gaming products direct to customers in their homes. Littlewoods Gaming (formerly Littlewoods Leisure) has a brand which is synonymous with football (i.e. soccer) in the UK and the Company expects that this brand will be well placed to take advantage of high growth opportunities particularly through new media channels. The Company also retains a portfolio of disk drive related patents from which it will seek to derive further value. The purchase of Littlewoods Gaming (formerly Littlewoods Leisure) was financed by the issue of new ordinary shares raising £28.7m and by the draw down of long term loans totalling £140.0m. As part of the process of raising this new ordinary share capital the Bank of Scotland's holding was reduced from 49.7% to 28.4% of the enlarged capital of the Company. The Bank of Scotland is one of the Company's most significant shareholders and is its most significant lender.

A. History And Development Of The Company (continued)

Acquisition of Littlewoods Gaming (formerly Littlewoods Leisure) (continued)

The financial reporting period of the Company was also reviewed at the time of the acquisition, and the financial reporting date was amended from 30 September to 31 December.

The Company believes it has made excellent progress in integrating the Littlewoods Gaming (formerly Littlewoods Leisure) business, and is confident that with a clear strategy now in place, further progress in the business of Littlewoods Gaming will be achieved.

Disposal of Technology Patents Business

On 1 July 2003, the Company sold its remaining patents business for $1.5m to a company based in the US. This resulted in a profit after disposal costs of £0.6m.

Capital Expenditures and Divestitures

See “Item 5B – Liquidity and Capital Resources”.

B. Business Overview

Principal activities and markets

Until September 2000 and the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure), the Company's principal activity was the exploitation through licensing and litigation of its pioneering patents relating to 3½ inch disk drive technology. In addition to the two U.S. patents (the '988 and '383 patents) formed the basis of the Company's original patent licensing and litigation program, the Company holds and maintains several patents relating to disk drive and other storage system technology which should have broader application than the '988 and '383 patents.

The Company's patents principally cover certain hard disk drives which are either manufactured or sold in or into the United States, Canada and certain major Western European countries. For more information on the Company’s patents, see "Patents and Licences" below.

The Company's patent licensing and exploitation activity has in years prior to 1999 generated revenue from three types of licences:

(a) fully paid up agreements whereby a lump sum payment by the licensee extinguishes liability for both past and future patent infringement;
(b) running royalty agreements whereby the licensee agrees to pay Sportech a percentage of past and future revenue from infringing disk drives sold and/or manufactured in the United States; and
(c) release agreements whereby the licensee pays a lump sum for prior infringement when no ongoing licence is required in the future.

The Company’s most significant patent infringement suit was against Seagate Technology Inc ("Seagate") (see Note 29 to the Financial Statements). After more than seven years of litigation, the case was finally settled in January 2000 by the payment of £27.8m million from Seagate to the Company, in full and final settlement of the Company’s claims, without admission of liability by either party.

There remain around 20 patents owned by the Company, principally relating to disk drive and storage access technologies.

During the financial year ending 31 December 2001, the Company had entered into an agreement granting an exclusive licence to QED Intellectual Property Limited in respect of all patents held by the Company involving disk drive technology. The agreement empowered QED to exploit these intellectual property rights world wide to the mutual benefit of the parties until expiry of each patent. Their fees were linked to the amount of revenue generated. The agreement was performance related and the contract was terminated in June 2002.

On 1 July 2003, the Company sold its remaining patents business for $1.5m to a company based in the US. This resulted in a profit after disposal costs of £0.6m.

Since the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure), the Company’s principal activity is now Gaming consisting of Football Pools, Games & Lotteries, Sports Betting and Interactive.

B. Business Overview (continued)

Football Pools

Littlewoods Pools is the leading football (i.e. soccer) pools promoter in the United Kingdom and has been trading for nearly 80 years. Football pools are a competition in which players select a minimum of 10 football matches from a list of 49 and score points based on the matches results. The prize fund is determined by the value of entry fees less taxes and administration expenses, and this prize fund is divided amongst the winning players.

In the period since acquisition, the football pools business has remained profitable and cash generative, despite a continuing decline in sales revenue of around 15% year on year. The way in which the game is played and the distribution efficiency have changed significantly since 1994 when virtually all entries were paper coupons, to today, with over 68% of football pools entries now gathered by telephone and electronically, including portable "pools card" terminals. Not only do these methods make the football pools quick and easy to play, but they completely eliminate all paper processing. This changing collection profile, together with increased automation in the processing and marking systems, has helped reduce costs and maintain operating profitability.

During the year, the Company purchased the pools business of a small competitor, Zetters, thus increasing further its leading position in the market.

With respect to business development, there is significant potential to improve the image and appeal to the large number of younger football enthusiasts who do not currently play. There is obviously a huge overseas interest in UK football, which at present is largely untapped. For example, despite the relatively recent availability of the football pools over the internet it has already attracted players from over 55 countries.

In 2002, new technology was introduced for the marking of football pools coupons. This technology is less labour and space intensive than the technology it replaced. The smaller scale of new coupon processing equipment enabled processing to be concentrated in one of two pools processing buildings. The surplus land and building were sold for redevelopment generating proceeds of £2.0m and realising an exceptional gain on disposal of £1.4m.

The Finance Act 2002 changed the way Pool Betting Duty is calculated from being 17.5% of stakes to 15% of stakes less winnings.

The Company’s efforts over the current year will continue to focus on three main areas: further cost reductions to sustain profitability of football pools; repackaging the game and the way it is played to increase its appeal to different market segments; and extending its distribution capabilities through the use of new media channels. The Company expects these actions to maintain the operating profits and cash flow of football pools.

Games and Lotteries

This segment derives income from the running of games and competitions such as Spot The Ball and from acting as an external lottery manager for the running of society charity lotteries. During the year the Company continued its investment in new product concepts and delivery platforms. Sales of products through the door to door collector channel continued to decline.

During 2002, a non-core part of the Lotteries business, “Pull-tabs”, was sold generating a surplus of £0.5m.

The Company’s reputation and expertise in games management create a distinct advantage in a marketplace which is particularly demanding in terms of regulatory and licensing requirements. It also makes the Company an ideal content provider and partner of choice for those with their own distribution capabilities and the Company is currently developing relationships with a number of channel operators. The Company believes that electronic distribution is ideally suited to its soft gaming products and, in the current year, will be further extending its capabilities over the internet and interactive digital television.

The Company’s wide portfolio of games has been further enhanced by the introduction of a Littlewoods branded Internet casino, and this new business stream is expected to provide substantial revenue growth. Customer interest is encouraging, with over 7,000 accounts opened to date, and the Company plans to enhance the choice and quality of games during the latter half of 2003.

B. Business Overview (continued)

Sports Betting

The Bet Direct sports betting business continues to show strong growth with year on year sales revenue increasing and a registered player base now around 250,000 over both telephone and internet channels. This business has incurred trading losses since the acquisition of Littlewoods Gaming largely due to the costs of developing the Company's operation including customer recruitment. The Company believes that the business gross margins generally perform well in relation to its competition.

Interactive

The Interactive business consists of television and internet gaming. This business has been in development during the year ended 31 December 2002 and the Company expects both television and internet gaming to commence producing revenue in the second half of 2003. In March 2002, a deal was signed with ITV making the Company their exclusive betting and gaming partner. The agreement represents an alliance between two respected household names to provide a variety of programme-linked betting and gaming opportunities to ITV audiences. A distribution deal was also completed with BSkyB, and a variety of Littlewoods games were launched on the Sky Active platform in December 2002.

Internet gaming is represented by the www.littlewoodsgameon.com website and also via the websites of affiliates.

Segmental Information

The following table shows the Company's principal markets, including a breakdown of financial results under UK GAAP by category of activity and geographic market for each of the last three years. Substantially all of the Company's business activity occurs within the United Kingdom. The Company has adopted FRS 19 'Deferred Tax' in the year. Accordingly, full provision has been made for deferred tax under UK GAAP. Corresponding figures for prior periods have been adjusted to reflect this change in accounting policy. A summary of the effect of this change can be found in note 3 to the Financial Statements.

Profits/(losses)	Year to 31 December 2000 £m	Year to 31 December 2001 £m	Year to 31 December 2002 £m
Generated from the United States:			
Patent income	29.6	(0.6)	-
Generated from the United Kingdom:			
Football pools	6.8	23.2	25.6
Sports betting	(1.3)	(4.0)	(2.0)
Games and lotteries	(0.3)	0.5	0.9
Interactive	-	(1.6)	(2.3)
	34.8	17.5	22.2
Restructuring costs	(1.7)	-	(2.0)
Amortisation of goodwill	(2.8)	(8.9)	(8.8)
	30.3	8.6	11.4
Profit on sale of fixed assets	-	-	1.4
Interest income	0.6	0.4	0.2
Interest expense	(3.5)	(9.6)	(8.3)
Amortisation of loan arrangement fee	-	-	(0.1)
Income/(loss) before tax expense	27.4	(0.6)	4.6
Net assets (restated)			
Football pools	0.1	43.2	48.8
Sports betting	-	(10.6)	(12.0)
Games and lotteries	-	(2.8)	(2.1)
Interactive	-	(1.2)	(3.2)
Patents	31.2	-	-
	31.3	28.6	31.5

B. Business Overview (continued)

Seasonality of the Company's Main Business

The Company is not aware of any seasonal factors that materially affect the business of the Company.

Sources and Availability of Raw Materials

The Company does not expect to engage in the manufacture of physical products and for this reason is not affected by supply availability issues.

Marketing Channels Used by the Company

The importance of reliable and secure distribution in the football pools business cannot be over-emphasised, and Littlewoods Gaming (formerly Littlewoods Leisure) has built its world class reputation over nearly 80 years since 1923. While the Company now offers many choices of distribution, the cornerstone remains the 18,000 strong network of door-to-door collectors of coupons and stakes, which provides a unique service throughout the UK. This network is augmented by telephone, post, internet and interactive digital television distribution, all of which currently take the Company's products into some 1.6 million households every week.

The Company's future distribution strategy will have two main themes. Its own multi channel development will focus on extending its penetration into the home gaming market and becoming an important content provider for those with appropriate distribution channels into retail outlets and venues such as pubs and clubs.

The Company believes the new media channels, particularly interactive digital television, will open up a much wider playing audience and provide an ideal platform for many of its gaming concepts.

Former Dependency Upon Patents and Licences

Patents

Prior to September 2000, the Company was dependent for its income on patents. In 1983, the Company completed the development of and demonstrated the world's first 3½ inch hard disk drive product, and applied for a patent in the US in February 1984 (US Patent Number 4568988) ('988). A continuation patent was filed in the US in November 1985 (US Patent Number 4683383) ('383). These patents were issued in February 1986 and January 1987, respectively. Court rulings have narrowed the scope of the claims of these patents to certain types of drives.

The licensing program for the '988 and '383 patents has resulted in the Company reaching agreement with twenty licensees, including negotiated settlements with Seagate Technology, IBM, Miniscribe and Corner Peripherals. Under United States law, the Company is entitled to receive royalties through to the year 2003, but the Company is not aware of any unlicensed disk drive manufacturers from whom royalties under the '988 and '383 patents could be receivable in the future. Future revenues from these patents will depend on manufacture and sale by existing licensees under running royalty agreements.

After significant development activity Rodime applied in September 1990 for a US patent in respect of an invention which digitally positions read/write heads over media (the means by which information is retrieved or stored in rotating storage devices). In September 1991, further international patent applications were made for the European Community and Canadian markets. The US Patents and Trademarks office issued to the Company seven patents in respect of this technology during 1997. No significant future revenue is expected from this.

Licenses

The businesses comprising Littlewoods Gaming (formerly Littlewoods Leisure) operate utilising licenses issued by the United Kingdom for betting and gaming and for the management of charity lottery competitions, and licenses issued by both the Isle of Man and Alderney to operate Internet casinos.

B. Business Overview (continued)

Competitive Position

The competitive position of Littlewoods Gaming (formerly Littlewoods Leisure) is as follows:

Football Pools **–** Littlewoods Pools is dominant within its sector, accounting for over 80% of the British football pools market. This was reinforced by the acquisition of a competitor, Zetters Pools. This sector has been in decline since the introduction of the United Kingdom national lottery in 1994.

Games & Lotteries **–** Littlewoods Lotteries is the major private charity lottery manager in the United Kingdom. However, the number of such private lottery managers and their share of the market is small in a sector dominated by Camelot, the operator of the United Kingdom national lottery.

Sports Betting – the Company, trading as Bet Direct and formerly Bet247, is a relatively new entrant, commencing trading in 1998, in a highly competitive sector dominated by several major long established competitors, such as William Hill and Ladbrokes.

Material Effects of Government Regulations

The main trading subsidiaries of the Company, Littlewoods Promotions Limited and Littlewoods Lotteries Limited operate their businesses subject to UK government issued licences.

Betting and gaming

Betting and gaming in the UK is subject to regulation. The first comprehensive legislation governing the industry was the Betting, Gaming and Lotteries Act 1963 which provided a regulatory framework for the whole industry. The laws governing gaming (including casinos, bingo and gaming machines) and lotteries have since been codified separately in two acts - the Gaming Act 1968 and the Lotteries and Amusements Act 1976. The Gaming Act 1968 established the Gaming Board for Great Britain, the regulatory body for casinos, bingo clubs, gaming machines and the larger society and all local lotteries in Great Britain.

Pools

Pools are regulated by the Betting, Gaming and Lotteries Act 1963. Pools promoters are required to register with the local government authority and must also have a permit from Customs and Excise for each premises from which they operate pools betting or fixed-odds coupon betting.

Telephone betting

Telephone betting in the UK is regulated under the Betting, Gaming and Lotteries Act 1963 as a bookmaking operation. The main provision of the Act is to require anyone who accepts bets on his own account in the course of his business to hold a bookmaker’s permit. An application for a permit in England and Wales must be made to the local court acting for the local area in which the applicant has its head office.

B. Business Overview (continued)

Material Effects of Government Regulations (continued)

Lotteries and scratchcards

The Lotteries and Amusements Act 1976 differentiates between private lotteries (restricted to members of a society or a club) and society lotteries (open to all but run on behalf of a charity or not-for-profit society).

- Private lotteries
  These are lotteries restricted to members of a society or club or other persons visiting its premises. There is no limit placed upon the price of each ticket or the size of any of the prizes.
- Society lotteries
  The Lotteries and Amusements Act 1976 permits individuals and companies to act as managers (generally referred to as external lottery managers or 'ELMs') of lotteries for charities and other 'societies', subject to certification by the Gaming Board. Society lotteries are subject to certain restrictions, which were altered by The Lotteries (Variation of Monetary Limits) Order 2002 on 17 June 2002, in particular:
  - The proportion of proceeds allocated to prizes must not be more than 55%.
  - The proportion of proceeds allocated to expenses (including the ELM's fee and any VAT thereon) is restricted to a maximum of 35%.
  - The sum of the prizes and expenses percentages must not exceed 80%, thus leaving 20% for the society.
  - Tickets in a society lottery may not be 'sold by means of a machine'.
  - The scheme for each society lottery must be approved in advance by the Gaming Board.
  - The price of each ticket or chance is limited to £2 maximum.
  - The maximum size of each society lottery is limited to £2,000,000 and the maximum top prize is the higher of 10% of the proceeds or £25,000. In practice, therefore, the maximum top prize is £200,000.

The other forms of lottery which may lawfully be promoted to members of the general public are those run as part of the National Lottery. These include the scratchcards marketed under the 'Instants' brand by Camelot and the main on-line Lottery draws. The main operator of the Lottery is licensed under Section 5 of the 1993 National Lottery Act. However, other companies are permitted to run lotteries under the Lottery umbrella (as Vernons, a competitor, did with its 'Easy Play' game) provided that they obtain a licence under Section 6 of the Act from the National Lottery Commission and conclude an agreement with the Section 5 licensee (Camelot, at present); this has proven to be an involved process which only one competitor has completed.

Internet

The current legal position in the UK regarding the internet for the various gambling sectors is as follows:

- Bookmaking and pools
  Bookmakers have for many years been able to accept telephone bets from clients with credit accounts. Similarly, therefore, they may accept bets over the internet using it as a form of communication. Likewise, football pools operators have always been able to accept entries by post and can therefore also use the internet.

- Casinos, bingo and gaming machines
  Casino, bingo and machine gaming can only be conducted on licensed or registered premises and players have to be present on the premises when gaming. Hence no licence could be granted in the UK to an internet casino and it would be illegal to operate one in the UK.

- Lotteries
  Lottery tickets can be sold by post or telephone but not by means of a machine, except in the case of the National Lottery (subject to conditions) and private lotteries. This has led to the Gaming Board giving permission to one external lottery manager (ELM), Littlewoods Gaming (formerly Littlewoods Leisure), to operate lotteries over the internet so long as it is merely used, rather like a telephone, as a means of communication connecting the buyers and sellers of tickets and the actual sale is carried out by human agency.

B. Business Overview (continued)

Material Effects of Government Regulations (continued)

The global reach of the internet enables residents of one country to participate in gambling opportunities offered from other countries. This has provided the opportunity for UK operators to expand their off-shore capabilities in order both to gain access to a far wider universe of gamblers and to offer a greater range of products, particularly low tax or tax-free betting.

The consequences for the UK gambling industry and government taxation revenues as gamblers decide to move offshore have been recognised in the recently announced review of gambling legislation, which has been asked to examine internet gambling. Whilst therefore it is probable that legislation will be brought in to regulate internet gaming, it is premature to speculate on its likely form. However, there can be no assurances that the ultimate form of such legislation would not have an adverse effect on the Company's financial and operating results.

Current UK Gambling Review

The UK government has recently commissioned a review of gambling legislation to examine to what extent the legal framework under which gambling is conducted in the UK could be modernised. The report resulting from this review has now been published and its recommendations are designed to simplify the regulation of gambling and to extend choice for adult gamblers, whist keeping the industry free from the influence of crime. Its main proposals in summary are:

- All regulation relating to gambling be incorporated in a single Act of Parliament and controlled by a single regulator with licensing of individuals and companies being undertaken by the Gambling Commission.
- A range of measures be introduced to ease ability of adult gamblers to play. The main features that relate to the Company are that betting on the National Lottery is to be permitted and the use of credit cards is to be approved for gambling purchases.

C. Organisational Structure

Sportech plc heads the Group containing the companies listed in note 1(c) to the Financial Statements, which is incorporated herein by reference. 100% of the ordinary shares of all of the companies are held by Sportech, either directly or indirectly, and hence they are all included in the consolidated financial statements. The organisational structure is as follows:


Sportech PLC
Littlewoods Isle of Man Limited
Sportech Trustees Limited
Littlewoods Gaming Limited
Rodime Technologies Limited
Littlewoods Promotions Limited
Littlewoods Lotteries Limited
Littlewoods Bet Direct Limited
Bet 247 Limited
UKCL Limited
Littlewoods Alderney Limited
Littlewoods Competitions Company Limited
Littlewoods Pools Limited
Littlewoods Leisure Marketing Services Limited
Littlewoods of Liverpool Limited
Littlewoods Leisure.com Limited

On 28 February 2003, Littlewoods Promotions Limited acquired a dormant company, Cobco (542) Limited. One the same day, this Company changed its name to Littlewoods Leisure Limited. On 23 July 2003, a new Company, LWL Management N.V., was established in Curacao. 100% of the issued shares were issued to Littlewoods Promotions Limited.

D. Property, Plants And Equipment

Until the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure) the Company occupied offices totalling 800 sq. ft in Edinburgh, Scotland. These premises were occupied under a short-term lease that expired in February 2001.

In January 2001 the Company moved its headquarters to the premises of Littlewoods Gaming (formerly Littlewoods Leisure) at Walton Hall Avenue in Liverpool. This property was held under a long leasehold (999 year lease) and carried in the balance sheet at £1.1m. The company also rents a number of smaller properties in the United Kingdom. In May 2002 the Company moved its headquarters to new premises in the Wavertree Technology Park in Liverpool, which was named Sportech House. This left the football pools operation in 2 buildings at the Walton Hall Avenue site. One of these was extensively refurbished incurring capital additions of £1.1m, and the entirety of the football pools operation moved into it. The second, along with surplus land, was disposed of during the financial year to 31 December 2002, resulting in a profit on disposal of £1.4m. The Walton Hall Avenue site occupied 501,000 square feet before the disposal; 334,000 square feet were sold with 167,000 square feet retained.

The Wavertree Technology Park premises is held under a 10 year lease that expires in January 2011. These premises comprise 23,000 square feet of purpose built office accommodation. During the year ended 31 December 2002, the Company spent £0.6m fitting out Sportech House.

Following the acquisition of the Zetters football pools business, the Company now holds the remaining lease for two floors of Saffron House in London, which houses the Zetters football pools business. This expires in September 2005. This also now houses the Interactive unit.

The most significant element of the plant and equipment relates to pools collector handheld terminals. These are data capture terminals used by a national network of door to door collectors to capture details of football pools entries for onward transmission to the Football Pools operational headquarters at Walton Hall Avenue.

For information on the closing balance value of property, plant and equipment see Note 14 to the Financial Statements.

Item 5. Operating And Financial Review And Prospects

A. Operating Results

Prior period adjustment

The Company adopted UK Financial Reporting Standard 19, Deferred Tax, during 2002. This has resulted in a change in accounting policy for deferred tax as applied under UK GAAP, as noted in notes 2 and 3 to the Financial Statements. As a result of the change in accounting policy, the comparatives have been restated as set out in note 3 to the Financial Statements.

The UK to US GAAP reconciliation in note 32 to the Financial Statements and all numerical information in this form have been restated where necessary.

Non-GAAP measure

The discussion below contains references to 'operating profit before restructuring costs and amortisation of goodwill'. This is a non-GAAP measure derived from operating profit. It is used as it provides investors with additional insight into the make-up of operating profit. A demonstration of how operating profit before restructuring costs and amortisation of goodwill reconciles to operating profit is set out below, using the 2002 operating results:

	2002 £m	2001 £m	2000 £m
Operating profit before restructuring costs and amortisation of goodwill	22.2	17.5	34.8
Restructuring costs	(2.0)	-	(1.7)
Amortisation of goodwill	(8.8)	(8.9)	(2.8)
Operating profit	11.4	8.6	30.3

A. Operating Results (continued)

Operating results for the 12 months ended 31 December 2002

The financial results for the period reflect the acquisition by the Company of the Zetters Pools business on 29 August 2002 for net cash of £0.7m (purchase price of £1.4m offset by £0.7m cash acquired) delivering a customer base of 60,000. There has been no exceptional customer loss following acquisition, and the business has performed in line with expectations, contributing £1.8m to turnover and £0.4m to operating profit.

The only amounts relating to the Technology Patents business in the year were patent exploitation consultancy fees amounting to less than £0.1m.

The Company's operating profit was £11.4m compared with £8.6m in 2001.

In February 2002, the Company announced that it had secured a place as a fixed odds provider to "attheraces" interactive channels. The agreement enables the Company's Sports betting business to reach a wider customer base who will be able to access daily, live racing coverage and place fixed odds bets. The Company offer has been live on the "attheraces" website from June 2002 and will soon be available via the "attheraces" interactive television channel on Sky satellite television.

In March 2002 the Company signed an agreement with ITV Network, whereby it will work jointly to develop betting and gaming concepts for the ITV audience over their broadcast platforms. This will enable ITV viewers to participate in exiting new betting and gaming opportunities, linked to their favourite programmes, via both digital televisions, and the Company's other distribution methods, such as telephone and Internet.

Turnover

The Company's sales revenue for the year was £195.3m, an increase of 7% on the prior year figure of £183.3m. The increase reflects strong growth in Sports Betting revenues, with turnover 60% higher at £83.1m. This has been partially offset by the continuing decline of the Football Pools business, although the like for like rate of decline in turnover in the second half of the year reduced further to 14%.

Profitability of the key business streams

Operating profit is 33% ahead of last year at £11.4m (2001: £8.6m). All areas of the business performed better than the equivalent period last year and the first half of this year.

During the year the Company completed two major projects aimed at significantly improving operating capability whilst reducing costs. Scanning technology was introduced whilst the main operating site in Liverpool was rationalised, as noted above in "Property, plants and equipment" under "Overview of the Company". The net cost of these initiatives was £0.6m, reflecting a non operating exceptional profit of £1.4m from a property disposal, offset by an operating exceptional charge of £2.0m relating mainly to redundancies.
In May 2002, the Company relocated to new head office premises in Merseyside, which will provide a fitting environment for it to operate from.

- *Football pools*

Operating profit before restructuring costs and amortisation of goodwill for the Football Pools business increased by 10% to £25.6m, (from £23.2m in 2001), reflecting significant improvement in operating efficiencies, the reduction in the duty burden from April 2002 and a £0.4m contribution from Zetters since its acquisition in August 2002.

The Company continues to identify opportunities to rationalise the operational and overhead base of the football pools whilst extending our distribution of this product via television, internet and overseas businesses.

A. Operating Results (continued)

Operating results for the 12 months ended 31 December 2002 (continued)

- *Sports betting*

Sports betting continued to deliver strong revenue growth, with turnover 60% higher, at £83.1m (compared to £51.8m in 2001). This growth reflected the benefits of a level playing field arising from the elimination of tax for customers in October 2001. As a result of the increased betting volumes, operating losses were halved during the year to £2.0m compared to £4.0m in 2001. Customer numbers increased by 20% to 272,000 (2001: 227,000), with average stakes per telephone call up 23% to £36 (2001: £29) and the average internet bet up 26% to £17 (2001: £13). Following a strong first half, gross win margins eased back in the second half, in line with market trends, leading to a gross win margin for the full year of 10% (compared to 11% in 2001).

The commencement of a three year all weather racing sponsorship programme, positioning the Littlewoods Bet Direct brand at more than one in five UK televised horse racing events, significantly raised Littlewoods Bet Direct's profile. The business continued to provide a variety of unique best and special bet offers to customers, generating continued media exposure for the brand. The Company is looking forward to the launch of its fixed odds service on the "attheraces" television channel, and expects this additional customer access to further stimulate growth and profitability.

- *Games and lotteries*

Operating profit before restructuring costs and amortisation of goodwill for Games & Lotteries increased by £0.4m to £0.9m (from £0.5m in 2001), mainly due to the £0.5m profit from the sale of the Pull Tabs lottery business. 2002 was a period of significant transition for the soft gaming business as the Company concluded a number of major new distribution arrangements, significantly enhancing both on line and off line customer access, while withdrawing from low growth marginal businesses such as Pull Tabs lotteries. The focus of the Company has been on interactive channels together with retail distribution.

Growth of on-line games has been underpinned by the launch of LittlewoodsCasino.com, the on-line casino, which was launched in August 2002 and is already trading profitably. Levels of customer interest in this product are encouraging and there are plans to enhance the choice and quality of games available in the second half of 2003.

The Company's plan to capture a larger share of the £500m scratchcard market was boosted by groundbreaking retail distribution deals with both Sainsbury's and Safeway for the supply of own label scratchcards dedicated for specific charities such as Comic Relief and Great Ormond Street Hospital. Extended trials with both these supermarket groups are currently underway.

- *Interactive*

Good progress has been made in the delivery of our television gaming strategy. Increased investment has enabled the Company to build in-house expertise and further develop our technical infrastructure.

A close working relationship with ITV Network has been firmly established since the signing of the exclusive gaming partnership in March 2002. The official commencement date for this relationship, which can extend for 7 years, requires a full interactive service to be available to support ITV broadcasting over a major platform, such as Sky satellite. Carriage negotiations between ITV and BSkyB have now been successfully concluded, and the first programme linked pay to play games are expected in summer 2003.

The Company's technical and service capabilities have already been tested successfully by the launch of a number of games accessed from both Sky broadcast channels and Sky Active in December 2002. We have continued to develop innovative and entertaining internet gaming products utilising a variety of instant win mechanics. These have included a range of ITV Pop Rivals pay to win internet games and the recently launched Formula One Fantasy league game, available at both ITV.com and our own soft gaming site, LittlewoodsGameOn.com.

A. Operating Results (continued)

Operating results for the 12 months ended 31 December 2002 (continued)

Cashflow

The Company's operating cashflow for the year was £18.1m compared with £15.7m for 2001, reflecting the increased operating profit. The acquisition of the Zetters Pools business was almost entirely funded by the proceeds from the sale of the Pull Tabs business. Scheduled loan payments of £16m were made in the year, and a £2m drawdown was made against a new facility set up to finance the investment in the Interactive business.

Financial position

Sportech started the year ending 31 December 2002 with net assets of £28.6m. The Company's profit after taxation for the year ending 31 December 2001 was £2.9m after amortising £8.8m of goodwill. Net assets were £31.5m at 31 December 2002.

Goodwill

The acquisition of the Zetters Pools business resulted in an addition to goodwill of £1.3m. This is being amortised over 3 years, resulting in a charge for the period since acquisition to 31 December 2002 of £0.1m. The amortisation charge for the year relating to the Littlewoods Gaming (formerly Littlewoods Leisure) acquisition was £8.7m, resulting in a total amortisation charge for the year of £8.8m (2001: £8.9m).

Taxation

The total tax charge for the year ended 31 December 2002 was £1.7m on profits of £4.6m. A reconciliation of the effective rate of tax to the standard rate is given in Note 11 of the Financial Statements.

Net interest

Net interest paid for the year ending 31 December 2002 was £8.2m compared with £9.2m for the period ended 31 December 2001, reflecting a decrease in the level of bank loans.

Inflation

The effects of inflation on the Company's financial position and results of operations were not material during the year ending 31 December 2002, nor since the year end.

Operating results for the 12 months ended 31 December 2001

The financial results for this period reflect for the first time the impact of a full year's trading for the acquired Littlewoods Gaming (formerly Littlewoods Leisure) business.

Turnover

The Company's sales revenue for the year ended 31 December 2001 was £183.3m compared to £63m for the year ending 31 December 2000, and was comprised entirely of Littlewoods Gaming (formerly Littlewoods Leisure) sales revenue. The increase on the previous year is attributable to the inclusion of a full year's trading on Littlewoods Gaming (formerly Littlewoods Leisure). The prior year figure relates only to the 16 weeks post the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure) by Sportech on 4 September 2000. The Company's operating expenses for the year ended 31 December 2001 were £174.7m compared with £65.2m for the previous financial year.

The strategy of the Company during this period has been to build on the unique strengths of Littlewoods Gaming (formerly Littlewoods Leisure) and to capitalise on the opportunities presented by new and developing technology. The interactive television market place offers particularly exciting opportunities for the gaming industry and the Company will be looking to be at the forefront of development in this area. The Company has been actively seeking a series of partnerships that can deliver compelling content and wide audience reach and has concluded a partnership with ITV.

A. Operating Results (continued)

Operating results for the 12 months ended 31 December 2001 (continued)

Profitability of key business streams

The Company's results for the year are predominantly due to the businesses of Littlewoods Gaming (formerly Littlewoods Leisure), however there remains a non-core technology patents portfolio from which the Company seeks to realise further value. The Company made a loss before taxation of £0.6m for the year ending 31 December 2001 compared to a profit of £27.4m for the preceding twelve month period. The Company made a loss before taxation of £0.6m for the year from its patents and licenses compared to a £29.6m profit for the period ended 31 December 2000. The profit in the prior financial year was attributable to the £27.8m settlement from Seagate, less administrative and legal costs. There were no lump sum settlements received in the current financial year. The Company's profit before taxation in the prior financial year was further increased by the £3.9m discount on redemption of outstanding loan stock.

Littlewoods Gaming (formerly Littlewoods Leisure) profits continue to reflect three main business streams: football pools, sports betting and games and lotteries. Operating profit before restructuring costs and amortisation of goodwill for Littlewoods Gaming (formerly Littlewoods Leisure) was £18.1m compared with £5.2m for the period ended 31 December 2000. The increase on the prior year reflects a full year's trading whereas the prior year figures only represented the 16 week period since acquisition.

Throughout the year the profitability and capabilities of each of the main operational units, Football Pools, Sports Betting and Games and Lotteries, have been improved. The management team has been strengthened ensuring availability of appropriate resource and expertise to deliver the strategy.

- *Football pools*

The football pools business performed strongly with operating profit before restructuring costs and amortisation of goodwill being £23.2m compared with £6.8m for the 16 weeks post-acquisition in 2000. Average weekly revenues decreased by 17% in 2001 compared to 20% in 2000. The business continues to evolve and now more than 68% of entries are gathered by direct methods such as telephone and electronic hand held terminals. Revenues from these direct methods were down just 10.5% in 2001 compared to the previous year. The Company's operating expenses attributable to its football pools business was £97.4m for the year ending 31 December 2001 compared with £37.0m for the preceding financial period (which only included 16 weeks of Littlewoods Gaming (formerly Littlewoods Leisure) trade).

The increased automation of processing and marking has enabled costs to be reduced dramatically and this will continue as new scanning technology is introduced in 2002. In addition the Company will benefit from a significant reduction in pool betting duty which the Government have announced. This is effective from April 2002.

- *Sports betting*

Telephone betting revenues in the first half of the year were impacted by a combination of bad weather, foot and mouth disease and offshore tax concessions. The tax burden was particularly significant with £0.8m of tax subsidies. However, in the final quarter of the year, aided by the stimulation of the duty reform and customer concessions, sports betting revenues began to drive forward with renewed vigour, up 47% compared to the previous year. Gross margins, measured as sales less winnings, held up well during this period at 11.2%. Customer numbers also increased from 165,000 in 2000 to 227,000 in 2001. The growth prospects for telephone and Internet betting, enhanced further by the Company's presence on the "attheraces" and ITV channels means that this business is now well positioned to deliver profits in 2002. The Company's operating expenses attributable to its sports betting business was £55.8m for the year ending 31 December 2001 compared with £15.9m for the preceding financial period (which only included 16 weeks of Littlewoods Gaming (formerly Littlewoods Leisure) trade).

- *Games and lotteries*

During the period, the Company focused on the profitability of its existing product range whilst continuing the investment in new product concepts and delivery platforms. Operating profit before restructuring costs and amortisation of goodwill were £0.5m compared with £(0.3)m for the 16 weeks post-acquistion in 2000. Spot the Ball and the new Prizebuster lotteries performed well. The Company's operating expenses attributable to its games and lotteries business was £12.0m for the year ending 31 December 2001 compared with £4.9m for the preceding financial period (which only included 16 weeks of Littlewoods Gaming (formerly Littlewoods Leisure) trade).

A. Operating Results (continued)

Operating results for the 12 months ended 31 December 2001 (continued)

- *On-line development*

The Company's investment in new distribution channels and new games has continued, particularly in pay to play gaming concepts for the emerging television, internet and electronic channels. The Company believes that it has the product range and customer base to take advantage of the growth prospects from these new channels to the home. A new soft gaming portal was launched in mid 2002. The Company's wide portfolio of games was further enhanced by the introduction in the second half of 2002 of a Littlewoods Branded on-line casino, Littlewoodscasino.com, which the Company expects to provide significant revenue growth; this operates from the regulated environment of the Isle of Man.

- *Technology patent portfolio*

There remain about 20 patents owned by Sportech, principally relating to disk drive and storage access technologies. In September 2001 the Company engaged QED, a subsidiary of Scipher plc, to conduct a full assessment of the portfolio with a view to determining its potential value and the most appropriate means of realisation. The costs incurred in 2001 totalled £0.6m, reflecting the operating expenses of the technology patents business. These operating expenses have now been largely eliminated.

Cashflow

The Company's operating cash flow in the year ending 31 December 2001 was £15.7m compared with £33.2m for the period ended 31 December 2000. The reduction reflects the receipt of the settlement income from the Seagate litigation in 2000 with no comparable receipt in 2001 offset by a full year's revenues from Littlewoods Gaming (formerly Littlewoods Leisure). Net cash reduced by £7.1m for the year ended 31 December 2001 after making unscheduled loan repayments of £6.0m against the mezzanine loan. This was not originally scheduled to be paid until 2006. This compares to a net cash inflow of £16.9m in the prior financial year which reflected the Seagate settlement, and the new finance raised offset by the acquisition cost of Littlewoods Gaming (formerly Littlewoods Leisure).

Financial position

Sportech started the year ending 31 December 2001 with net assts of £31.3m. The Company's loss for the year ending 31 December 2001 was £2.7m after amortising £8.9m of goodwill. Net assets were £28.6m at 31 December 2001.

Goodwill

Adjustments during the year to the fair value of assets of Littlewoods Gaming (formerly Littlewoods Leisure) acquired has increased the Company's goodwill by £1.2m from £172.3m to £173.5m. The annual amortisation charge over a 20 year period is £8.9m in the year to 31 December 2001, compared with a £2.8m charge for the year ending 31 December 2000 for the 16 weeks from acquisition to the year end.

Taxation

The total tax charge for the year ended 31 December 2001 was £2.1m on losses of £0.6m compared with £6.9m for the year ended 31 December 2000. This reflects the fact that no credit for tax is derived from goodwill amortisation of £8.9m. A reconciliation of the effective rate of tax to the standard rate is given in Note 11 to the Financial Statements.

Net interest

Net interest paid for the year ending 31 December 2001 was £9.2m compared with £2.9m for the period ended 31 December 2000, reflecting a full years interest charge on loan facilities established to fund the Littlewoods Gaming (formerly Littlewoods Leisure) acquisition.

Inflation

The effects of inflation on the Company's financial position and results of operations were not material during the year ending 31 December 2001.

A. Operating Results (continued)

Operating results for the 3 months ended 31 December 1999 and 12 months ended 31 December 2000

By the end of the 15 month reporting period under review the businesses comprising the Company had changed significantly. On 4 September 2000 the Company acquired Littlewoods Promotions Limited and Littlewoods Lotteries Limited. These companies together with their subsidiaries collectively comprised the Leisure Division of The Littlewoods Organisation PLC. These companies are owned by a holding company, Littlewoods Gaming Limited (formerly Littlewoods Leisure Limited (formerly Clearzone Limited)), which is a wholly owned subsidiary of the Company.

The Company has derived significant value from its patents rights business and the successful integration of Littlewoods Gaming (formerly Littlewoods Leisure). The Company's profit before taxation for the period was £26.7m composed of £0.7m loss for the three month period to 31 December 1999 and £27.4m profit for the year ending to 31 December 2000 (including the results of Littlewoods Gaming (formerly Littlewoods Leisure) for the 16 week period since its acquisition by Sportech). The profit of £27.4m reflects the £27.8m settlement from Seagate, less administrative and legal costs and £5.2m from the acquired business of Littlewoods Gaming (formerly Littlewoods Leisure) before amortisation of goodwill and restructuring. Profit before taxation is further enhanced by the £3.9m discount on redemption of loan stock.

The consideration for the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure), £162.5m, was funded through new loan facilities totalling £140m together with a Rights Issue and Subscription raising £27.9m. Net debt at the end of the financial year was £124.2m.

The continuing deficit in revenue reserves precluded the payment of any dividend for the period to December 2000.

Turnover

The Company's sales revenue for the year ended 31 December 2000 of £63m was comprised entirely of Littlewoods Gaming (formerly Littlewoods Leisure) sales revenue for the period since acquisition.

Despite a further decline in turnover of 20% compared to the previous fiscal year, the Company's football pools business generated £6.8m in profits over the period since acquisition. The profitability of the Company's football pools was largely due to significant cost reductions arising from major changes in the revenue collection process, together with increased automation in the Company's processing and marking systems.

The Bet Direct sports betting business continued to show strong growth with sales revenue increased by 80%. Gross margin (measured as bets placed less full UK duty, levies and winnings returned to customers) was 11% for the 16 week period since the acquisition of Littlewoods Leisure. The operating loss of £1.3m for the 16 weeks since acquisition was due to unexpectedly high levels of race cancellations due to exceptionally bad weather, the costs of developing the Company's internet operation and customer recruitment.

Since the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure), the Company continued its investment in new product concepts and delivery platforms for games and lotteries, the cost of which resulted in an operating loss of £0.3m.

Profitability of key business streams

The Company's £29.6m profit from its patents and licenses is attributable to the £27.8m settlement from Seagate, less administrative and legal costs. The Company's profit before taxation was further increased by the £3.9m discount on redemption of outstanding loan stock.

Littlewoods Gaming (formerly Littlewoods Leisure) profits reflect three main business streams: football pools, sports betting and games and lotteries. These businesses have performed well since acquisition.

A. Operating Results (continued)

Operating results for the 3 months ended 31 December 1999 and 12 months ended 31 December 2000 (continued)

Cashflow

The Company's operating cash flow in the year ending 31 December 2000 was £33.2m, reflecting the receipt of the settlement income from the Seagate litigation and revenues from Littlewoods Gaming (formerly Littlewoods Leisure). Net cash increased by £16.9m for the year ended 31 December 2000 (£0.1m for the three months ended 31 December 1999), after taxation and interest payments and the net impact of funding the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure), including the Rights and Subscription Issues. Operating cash flow generated by Littlewoods Gaming (formerly Littlewoods Leisure) in the 16 weeks since its acquisition met expectations at £7.0m.

Financial position

Sportech started the year ending 31 December 2000 with net liabilities of £21.1m. The Company's retained profit for the year ending 31 December 2000 was £24.5m. Net assets were £31.3m at 31 December 2000.

Goodwill

The acquisition of Littlewoods Gaming (formerly Littlewoods Leisure) has increased the Company's goodwill to £172.3m, which will be amortised over a 20 year period, with £2.8m charged for the year ending 31 December 2000.

Taxation

The total tax charge for the year ended 31 December 2000 was £2.9m, which reflected the utilisation of brought forward operating losses. A reconciliation of the effective rate of tax to the standard rate is given in Note 11 of the Financial Statements.

Net interest

Net interest paid for the year ending 31 December 2000 was £2.9m, reflecting the new loan facilities established to fund the acquisition.

Critical accounting policies

Our consolidated financial statements, included in "Item 17 - Financial Statements", are prepared based on the accounting policies described in Note 2 to the consolidated financial statements which are in conformity with UK generally accepted accounting principles, which differs in significant respects from US generally accepted accounting principles.

The preparation of our consolidated financial statements in conformity with UK generally accepted accounting principles, and the reconciliation of these financial statements to US generally accepted accounting principles as described in Note 32, requires management to make estimates and assumptions that affect the carrying value of assets and liabilities at the date of the consolidated financial statements and the reported amount of sales and expenses during the periods reported in these financial statements. Certain of our accounting policies require the application of management judgment in selecting assumptions when making significant estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable.

We believe that the following are our more critical accounting estimates used in the preparation of our consolidated financial statements that could have a significant impact on our future consolidated results of operations, financial position and cash flows. Actual results could differ from estimates. These accounting estimates, and the following description, have been developed in consultation with the Company's senior management and audit committee.

A. Operating Results (continued)

Critical accounting policies (continued)

Revenue

The majority of the Company's revenues are derived from football pools and sports betting where there is no estimation involved as revenue is based on actual cash receipts placed on specific events. The only portion of revenues that utilise estimation methods is within games & lotteries. Within games & lotteries, management fees to registered charities for the management of charity lotteries are based on sales estimates calculated by reference to the number of prizes paid for the lotteries concerned. Final sales for each lottery are based on actual cash collected by external vendors. Each lottery may be active over a period encompassing one to three financial years. Any difference between the estimated sales and the final cash sales is adjusted in the year in which the final lottery position is determined. Changes in the Company's estimation techniques with respect to management fees, sales, income or unusual distribution of prizes throughout the period could have a material effect on the Company's presentation of its financial results and operations. As at 31 December 2002 and 2001, £0.6m of turnover was still subject to final adjustment.

Provision for collector incentive scheme

In December 1996, an incentive scheme to reward football pools collectors was established. Under the terms of the scheme, the collectors earn points on the basis of their sales. These points can be converted into vouchers to purchase items from high street shops. On the basis of similar schemes, estimation techniques for determining the redemption rate and liabilities attributable to these points have been established. The Company estimates that the value of the points not provided for in these financial statements amounts to £2.4m in 2002 compared with £1.9m in 2001. Changes in the Company's estimation techniques with respect to this scheme could materially effect the Company's presentation of its financial results and operations.

Impairment

The Company has made a significant investment in Littlewoods Gaming (formerly Littlewoods Leisure) resulting in a significant goodwill amount being carried in the balance sheet. Under UK GAAP, this goodwill amount is tested for impairment when management believes that circumstances indicate that it is appropriate to make such a test. Factors that would trigger such an impairment review would include significant under-performance in relation to expected operating results, changes in the overall strategy for the business or negative industry or economic trends. The Company's estimation techniques for determining the impairment of goodwill includes an analysis of the Company's discounted cash flows. Changes in the Company's estimation techniques with respect to goodwill impairment could materially effect the Company's presentation of its financial results and operations.

Under US GAAP, the goodwill is tested for impairment on an annual basis. These impairment evaluations will be prepared at a reporting unit level as defined by Statement of Financial Accounting Standards ("FAS") No. 142 and will incorporate a two-stage impairment test. It is possible that an impairment may be required under one set of accounting principles and not the other.

Depreciation and amortisation

The Company's depreciation and amortisation policies are based on management estimates of the future economic lives of tangible and intangible fixed assets. The depreciation and amortisation of goodwill is governed in part by UK Financial Reporting Standard 11 and is written off over a period of 20 years. Depreciation is provided for in the Company's financial statements on a straight-line basis to write off the cost of fixed assets over their anticipated useful lives at the following annual rates:

Long leasehold land	NIL
Long leasehold buildings	Over remaining estimated useful life (12 years)
Buildings fixtures and fittings	4.0% - 20%
Plant, equipment and other fixtures and fittings	10.0% – 33.3%
Leasehold improvements	10.0%
Computers	14.3% - 33.3%
Motor vehicles	12.5% - 25.0%
Hand-held pools bet capture equipment	16.7%

Changes in the Company's estimation techniques with respect to its depreciation rates or related estimates could materially effect the Company's presentation of its financial results and operations.

B. Liquidity And Capital Resources

Liquidity

The Company expects that its principal source of funds will be revenues received from its operating activities. Although the Company believes that it will have sufficient liquidity to meet its anticipated cash needs, this belief is based on assumptions about a variety of factors, many of which are beyond the control of the Company. For example, the Company's cash needs could be significantly greater than anticipated as a result of adverse market conditions, adverse government actions or regulations, increases in interest rates on the Company's substantial indebtedness.

For 2002, the Company's net cash inflow from its operating activities was £18.1m compared with £15.7m in 2001. The Company's net cash decreased by £9.7m in 2002, compared to £7.1m in 2001. The businesses of Littlewoods Gaming (formerly Littlewoods Leisure) are expected to generate further net cash operating inflow.

The £162.5m consideration for the acquisition of Littlewoods Leisure in the year to 31 December 2000 was funded through new loan facilities totalling £140m together with a Rights Issue and Subscription raising £27.9m. The new bank facilities were established with Bank of Scotland comprising a five year term loan of £110m and mezzanine loans of £30m repayable in December 2006. During the year to 31 December 2002, £16m of the term loan was repaid. Net debt at the end of the financial year was £121.3m. The loans were renegotiated during the year, as set out in Note 20 to the Financial Statements.

The Company's financial liabilities comprise borrowings from the Bank of Scotland of approximately £125.7m at 31 December 2002 compared with £134.0m at 31 December 2001. Such indebtedness also includes an overdraft balance of £5.7m at 31 December 2002 compared with £2.9m at 31 December 2001, which is netted off against cash balances of £6.0m when establishing the net overdraft position. The Company's debts falling due within one year for 2002 equals £43.5m compared with £42.9m for 2001. A maturity profile of the carrying amount of financial liabilities is presented in Notes 19, 20 and 21 to the Financial Statements.

The Company's net overdraft loans are subject to floating interest rates based on central bank base rates. However, certain liabilities of the Company, including the facility agreements with the Bank of Scotland, are subject to floating interest rates based on LIBOR. In order to mitigate the Company's risks arising from floating interest rates, it is the Company's policy to hedge interest rate risk using interest rate swaps and interest rate caps. The analysis by year of these hedging instruments is given in "Item 11 - Quantitative And Qualitative Disclosures About Market Risk".

Financial instruments

The Company's financial instruments comprise bank loans, bank overdraft and cash and term bank deposits, as well as trade debtors and creditors that arise directly from its operations. The main purpose of these financial instruments is to provide finance for the Company's future operations and potential acquisitions. The Company utilises interest rate swaps, floors and caps. For more information see "Item 11 - Quantitative And Qualitative Disclosures About Market Risk".

Prior to the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure), the Company's investment policies prohibited it from entering into forward currency hedging arrangements. The Company changed this policy after the acquisition, but has not yet deemed it necessary to enter into such contracts. Prior to the time of the acquisition, Littlewoods Gaming (formerly Littlewoods Leisure) entered into certain foreign currency hedging contracts, although none were in place at the time of the acquisition.

Capital expenditures

The Company's operations are not particularly capital intensive. Prior to the current year, the Company's capital expenses were predominantly targeted at enhancing productivity and to provide a means of reducing player turnover (e.g. hand held terminals for the network of collectors). There were no material contracted commitments for capital expenditure at 31 December 2002.

In 2002, there were capital expenditures of £1.7m relating to buildings as noted in "Property, plants and equipment" under "Overview of the Company". There were further capital expenditures of £1.1m relating to the development of the gaming engine (the software underlying the games) to be used by the Interactive business and £0.8m of expenditure on intangible fixed assets relating to broadcasting contracts. The main capital divestiture related to the sale of the surplus building formerly occupied by the pools business, also referred to in "Item 4D - Property, plants and equipment".

B. Liquidity And Capital Resources (continued)

During the three year period ended 31 December 2002, the Company's capital expenditures and investments totalled approximately £7,200,000. During the same three-year period the Company's divestitures yielded £2,800,000.

All expenditures and divestitures were in the United Kingdom.

Capital commitments

There are no material commitments for capital expenditures.

C. Research And Development, Patents And Licenses, Etc.

There is no formal policy for research and development. The Company in the last three years has not incurred any significant research and development costs, with the exception of those noted under "Capital expenditures" under Item 5B. A business development unit does exist within the acquired business of Littlewoods Leisure for the purpose of identifying potential products or new business channels for existing products. This unit's expenses were £0.7m in the year to 31 December 2002, £1.6m in the year to 31 December 2001 and £0.4m in the 16 week period to 31 December 2000.

D. Trend Information

The following trends, uncertainties and events could have a material impact on the Company's net revenues from continuing operations, net income and liquidity and capital resources:

1. Whilst the Company has now hedged a significant portion of its debts, the Company has and may continue to incur significant debts at floating exchange rates. This may impact the Company's operations, profits and business opportunities.

2. A substantial portion of the Company's revenues in 2000 were attributable to the Seagate technology lawsuit. The Directors do not believe it is likely that they will continue to receive future revenues from further litigation or patent royalties.

3. The Company may invest in its gaming, football pools, sports betting and lottery businesses. This may impact the Company's operations, profits and business opportunities. The football pools business has been in a period of substantial decline for a number of years although the rate of that decline is now slowing. This has been offset by substantial growth in the Sports Betting business. See "Operating Results" for further information.

E. Off Balance Sheet Arrangements – We have no off balance sheet arrangements.

F. Tabular Disclosure Of Contractual Obligations

The Company's significant contractual commitments at 31 December 2002 were as follows:

	Total £m	Within 1 Year £m	1 to 3 Years £m	3 to 5 Years £m	After 5 Years £m
Long term debt	120.0	16.0	32.0	32.0	40.0
Operating lease commitments	2.9	0.4	0.8	0.5	1.2
	122.9	16.4	32.8	32.5	41.2
Other commitments	3.9	1.7	2.1	-	-
Total	**126.7**	**18.1**	**34.9**	**32.5**	**41.2**

Item 6. Directors, Senior Management And Employees

A. Directors And Senior Management

The directors and officers of the Company are set forth below. At every annual general meeting of the Company one-third of the directors or, if that number is not three or a multiple of three, the number nearest to one-third shall retire from office but shall be eligible for re-election. Any director retiring at the meeting shall retain office until the close of the meeting. The directors to retire by rotation shall be those who have been longest in office since their last appointment. In the following table: a) indicates a member of the Board of Directors; and b) indicates Senior Executives of the Company.

	Name	**Age**	**Title**	**Experience**
a)	David Mathewson	55	Non-executive Chairman	David Mathewson has been a director of the Company since 1992 and was appointed Chairman on 1 January 2002. Mr. Mathewson is a chartered accountant and a Director of Noble & Co Ltd., merchant bankers. He is currently a Non-Executive Director of Edinburgh UK Tracker Trust plc, Martin Currie High Income Trust plc and various private companies and Non-Executive Chairman of Geared Opportunities Income Trust plc. He is a trustee of the Royal Botanic Gardens, Edinburgh.
a)	Colin McGill	54	Managing Director	Colin McGill joined the Company on 1 June 2000 as a member of the Board and Chief Operating Officer. He had previously held a number of senior positions with Bank of Scotland, latterly as Divisional Chief Executive, Corporate Banking, where he was responsible for the bank's global corporate business activities. Mr. McGill became Managing Director of Sportech and Littlewoods Gaming on 4 September 2000.
a)	Gary Speakman	41	Finance Director	Gary Speakman was appointed Finance Director on 1 November 2000, having previously been Finance Director of Littlewoods Gaming for 3 years. He had previously held a variety of positions with the Littlewoods Organisation, Gallaher Limited, Leyland DAF, Rover Group, and Dowty Group. Mr. Speakman is responsible for finance and group services including information technology.
a)	Roger Withers	60	Non-executive Director	Roger Withers was appointed to the Board on 4 September 2000, following the acquisition of Littlewoods Gaming where he was Executive Chairman. He previously held a variety of senior positions with Bass PLC and Ladbrokes. Mr. Withers is Chairman of Arena Leisure Plc, and holds a number of non-executive directorships in the leisure, exhibition and technology industries. Mr. Withers became a non-executive director in October 2001.
a)	Kathryn Revitt	38	Non-executive Director	Kathryn Revitt was appointed to the Board on 4 September 2000. Ms. Revitt is a director of a number of companies including Leisure Parcs Limited, the owner of Blackpool Tower and the Winter Gardens, and Cuerden Leisure Limited, an operator and distributor of gaming machines. Ms. Revitt is a qualified solicitor.

(continued on following page)

A. Directors And Senior Management (continued)

	Name	Age	Title	Experience
b)	Angela Moran	47	Director of Football Pools	Angela Moran was appointed Director of Football Pools in January 2001. She is responsible for all aspects of football pool operations. She joined Littlewoods Leisure in 1976 and has held a variety of senior management positions within the Company.
b)	Richard Boardley	47	Director of Lotteries	Richard Boardley joined Littlewoods Leisure in January 2000 and is responsible for the Games and Lotteries business unit. He previously held senior positions with Punch Taverns, the Bass Group and Whitbread.
b)	Peter Cuffe	45	Director of Interactive Media	Peter Cuffe was appointed Director of Interactive Media in March 2000. He is responsible for new media and e-commerce strategy for all products within the Company's portfolio. He was previously Managing Director of London-based Blue Marble, the new media production facility of the D'Arcy group.
b)	Steve Taylor	41	Director of Sports Betting	Steve Taylor joined Littlewoods Leisure in June 1997 as Business Development Director. He spearheaded the launch of Littlewoods Bet Direct and is now responsible for Sports Betting across all distribution channels. He was previously a management consultant with BDO Binder Hamlyn, and worked as a Finance Director in manufacturing industries including Gradus plc and GEC plc, after qualifying as a chartered accountant with Arthur Andersen in 1986.
b)	Bill Horrocks	48	Director of IT Services	Bill Horrocks joined Littlewoods Leisure in May 1997, and was appointed Director of IT Services, in March 2000. He is responsible for the Company's extensive IT infrastructure and systems development. He has broad experience of IT, and previously held positions with CFM, part of ICL Fujitsu, BP, British Airways, The Burton Group and North West Water.
b)	David Henderson	32	Director of Strategy	David Henderson joined Littlewoods Leisure in October 2001 and is responsible for corporate strategy, business development and strategic partnerships and alliances. Prior to joining, he completed an MBA and held positions with KPMG Consulting, Virgin and Accenture.
b)	Mark Allison	40	Director of Retail Gaming	Mark Allison joined Littlewoods as Retail Gaming Director in March 2003. He is responsible for the current Littlewoods scratchcard business as well as the development of new retail products and channels. He previously held positions with the Rank Group in Bingo and Casinos and worked extensively in Asia and Africa in the development of Lottery projects.
b)	Robert Haggis	48	Company Secretary	Robert Haggis was appointed Company Secretary and legal advisor on 22 January 2001. He is a barrister and held senior positions at Hoechst and J Bibby & Sons PLC. He is responsible for compliance and general legal advice.

B. Compensation

Details of each Director's remuneration are given below:

	Fees/ Salary £'000	Taxable benefits £'000	Bonuses £'000	Year to 31 December 2002 Total £'000	Year to 31 December 2001 Total £'000	Year to 31 December 2000 Total £'000
Executive						
Colin McGill	182	11	68	261	261	110
Gary Speakman	151	1	56	208	216	21
Peter Bailey [4]	-	-	-	-	-	606
JW Swent III [4]	-	-	-	-	-	41
James Teter [4]	-	-	-	-	-	4
Non-Executive						
Malcolm McIver [1]	-	-	-	-	35	35
David Mathewson	46	-	-	46	65	370
Roger Withers [2]	25	-	-	25	6	-
Kathryn Revitt [3]	-	-	-	-	-	8
Aggregate Emoluments	404	12	124	540	583	1,195
Fees paid to third parties [2, 3]				25	114	47

The Non-Executive Directors do not participate in any incentive, pension or benefit schemes of the Company (with the exception of David Mathewson whose benefits shown below are legacy payments relating to his service as an Executive Director in the preceding financial year) and their remuneration is determined by the Board. The total amounts set aside for or accrued by the Company to provide pension payments to its Directors for the year ending 31 December 2002 is shown below. Taxable benefits comprise various insurance policies.

1 Malcolm McIver was Non-Executive Chairman through to his retirement on 31 December 2001. In addition to his emoluments shown above, Mr McIver was paid £30,000 by the Company as compensation for loss of office as a Director following his resignation from the Board on 31 December 2001.

2 Roger Withers became a Non-Executive Director on 31 October 2001, and has been paid directly by the Company since that date. Prior to that, Mr Withers was an Executive Director and his services were provided through a consultancy agreement between the Company and Hemway Limited. Payments to Hemway Limited amounted to £99,000 in 2001. In total the amount paid in relation to Mr Withers in 2001 was £105,250.

3 The services of Kathryn Revitt are provided through a consultancy agreement between the Company and Hemway Limited. Payments to Hemway Limited amounted to £25,000 in 2002 (2001: £15,000).

4 Ceased to be Directors of the Company during the year ended 31 December 2000.

	Year to 31 December 2002 Total £'000	Year to 31 December 2001 Total £'000	Year to 31 December 2000 Total £'000
Emoluments payable to the highest paid director are as follows:			
Aggregate emoluments	261	261	606
Company contributions to a personal defined contribution benefit plan	14	11	12

B. Compensation (continued)

Two Directors (2001: three, 2000: four) are members of defined contribution schemes. Contributions paid by the Company in respect of these Directors were as follows:

	Year to 31 December 2002 Total £'000	Year to 31 December 2001 Total £'000	Year to 31 December 2000 Total £'000
Colin McGill	14	11	6
Gary Speakman	11	34	4
David Mathewson	-	4	5
Peter Bailey	-	-	12
	25	49	27

None of the Directors (or their associates) of the Company has ever been indebted to the Company.

The main component parts of the remuneration packages for executive directors and senior management are as follows:

Long term incentive plan

The company operated a long term incentive plan, in terms of which, in the event of a royalty settlement or award being received from Seagate Inc., which resulted in a cumulative profit before tax of $1.5m per annum from 1 October 1992 to the date of the award or settlement (after deduction of any losses since 1 October 1992), Mr. Bailey was entitled to a bonus of 40% of his annual base salary in respect of each financial year from 1 October 1992 to the date of award or settlement. In the event that gross royalty income received from all sources after 30 September 1995 exceed $100.0m an additional incentive bonus will be paid equal to his annual base salary at the relevant time. This came to an end when Peter Bailey's contract expired in December 2001.

Basic annual salary

An individual's basic salary is reviewed and determined by the Committee annually, taking into account external research and his or her performance.

Performance related bonus

For 2003 as in 2002 the Executive Directors and Senior Executives will be rewarded on the basis of a two-part bonus structure, reflecting the achievement of profit targets and key business objectives. The total of such bonus payments will be limited to 50% of basic salary.

Pension arrangements

All Senior Executives are members of the Sportech defined contributions scheme. No amounts have been set aside or accrued by the Company or subsidiaries in their books to provide pension, retirement of similar benefits.

Share option scheme

A share option scheme is in place, the rules of which are designed to comply with the best practice provisions annexed to the listing rules of the UK Listing Authority and current guidelines of institutional shareholders. The level of grant to any individual is at the discretion of the Remuneration Committee. The total number of Ordinary Shares over which options will be granted under the scheme will not exceed 3% of the Company's issued ordinary share capital from time to time, or such higher percentage (not exceeding 10%) as may be approved by shareholders at a future date.

Aggregate emoluments disclosed above do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the Directors. Details of the options granted to Directors and other participants are discussed below in "Item 6E - Share Ownership".

C. Board Practices

Directors service contracts

The dates each of the directors took up office are contained in Item 6A. The Company has entered into Service Contracts with all five directors. Copies of these contacts are attached as exhibit 4.1. Notice periods and/or unexpired terms are as set out in the following table:

	Unexpired term	Notice period
Colin McGill	n/a	1 year
Gary Speakman	n/a	1 year
David Mathewson	n/a	3 months
Roger Withers	1 year	n/a
Kathryn Revitt	2 years	n/a

With respect to the payment of benefits upon termination of the service contracts listed above, the contracts provide that the Company must provide the above notice, where applicable, prior to terminating the Directors' employment or pay their salary and all other contractual benefits in lieu of providing such notice.

Audit Committee

The Audit Committee of the Board currently comprises the three Non-Executive Directors – Roger Withers, Kathryn Revitt and David Mathewson (who is the chairperson). The Committee meets at least three times a year to consider aspects of internal control, accounting policies and the financial results. The Committee has also met with the external auditors without the presence of the Executive Directors. The Audit Committee has a charter.

The Audit Committee reviews the effectiveness of the internal control environment of the Company. It receives reports and recommendations from the internal and external auditors which includes recommendations for improvement. The Audit Committee's role in this area is confined to a high level review of the arrangements for internal control. Significant risk issues are referred to the Board for consideration, and the Committee is entitled to seek professional advice from outside the Company

A risk management programme is in place, supported by a comprehensive business control and risk self-assessment process and a business continuity plan. There is an ongoing process for identifying, evaluating and managing the Company's significant risks. A Schedule of Strategic Risks is produced and maintained, and presented to the Audit Committee and Board.

David Mathewson is the Audit Committee's Financial Expert, being a Chartered Accountant.

Remuneration Committee

A Remuneration Committee (the Committee) comprising the Non-Executive Directors only (Roger Withers, Kathryn Revitt and David Mathewson) was in place for the year ending 31 December 2002. None of the Committee has any personal financial interest (other than as a shareholder), conflicts of interest arising from cross-directorships or day to day involvement in the running of the business. The Committee makes its proposals following consultation with the Managing Director (on remuneration other than his own) and is entitled to seek professional advice from outside the Company.

The Non-Executive Directors do not participate in any incentive, pension or benefit schemes of the Company (with the exception of David Mathewson whose benefits shown above are legacy payments relating to his service as an Executive Director in the preceding financial year) and their remuneration is determined by the Board.

The Committee aims to ensure that the remuneration packages offered to executive directors and senior management are designed to:

- Be competitive and to attract, retain and motivate executives of the right calibre.
- Reflect their responsibility.
- Incorporate a significant element of pay linked to the achievement of key business objectives and increased shareholder value.

In considering its policy, the Committee has given full consideration to the provisions of the "Committee on Corporate Governance Combined Code: Principles of Good Governance and Code of Best Practice (June 1998)".

D. Employees

The information included in note 9 to the Financial Statements is incorporated herein by reference.

E. Share Ownership

No individual director has an interest in more than 1% of the Company’s share capital. In April 2001, March 2002 and April 2003, the Company granted the following directors and senior executives options to purchase the following number of shares:

	Ordinary Shares Subject to Option			
	April 2001	**March 2002**	**April 2003**	**Total**
Granted & Outstanding				
Colin McGill	1,500,000	1,500,000	1,500,000	4,500,000
Gary Speakman	1,200,000	1,200,000	1,200,000	3,600,000
	2,700,000	2,700,000	2,700,000	8,100,000

The April 2001 scheme gives these persons the option to acquire ordinary shares in the company at an option price of £0.1475 per share. The option is exercisable no earlier than 10 April 2004 and no later than 10 April 2011 and can only be exercised subject to the condition that the market value of a share shall not be less than £0.35 for a period of 5 dealing days at any time in the period of 6 months prior to the date the option is first exercised.

The March 2002 scheme gives these persons the option to acquire ordinary shares in the company at an option price of £0.1742 per share. The option is exercisable no earlier than 8 March 2005 and no later than 8 March 2012 and can only be exercised subject to the condition that the market value of a share shall not be less than £0.35 for a period of 5 dealing days at any time in the period of 6 months prior to the date the option is first exercised.

The April 2003 scheme gives these persons the option to acquire ordinary shares in the company at an option price of £0.1225 per share. The option is exercisable no earlier than 25 March 2006 and no later than 24 March 2013 and can only be exercised on the condition that the Earnings Per Share increases year-on-year by at least 20% in 2003, 15% in 2004 and 10% in 2005.

Item 7. Major Shareholders And Related Party Transactions

A. Major Shareholders

On June 25, 1991, the Company's American Depository Receipts ("ADRs") were delisted from the National Association of Securities Dealers Automated Quotation system ("NASDAQ") because the Company was not in compliance with the net worth requirements of NASDAQ.

Prior to the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure), the Bank of Scotland owned 49.6% of the ordinary shares of the Company. As a result of the share issues that generated a substantial part of the funds used in this acquisition, the Bank of Scotland's shareholding was diluted to 28.4%.

On 31 December 2002, 28.4% of the Company's ordinary shares were beneficially owned by the Bank of Scotland (2001: 28.4%), 28.4% by Newby Manor Limited (2001: 28.4%), and 1.5% by officers and directors of the Company (2001: 1.3%).

The following table lists each person known to the Company to be the owner of 5% or more of the issued share capital of the Company as at 26 September 2003:

Title of class	Identity of shareholder	Amount owned	% of class
5p Ordinary shares	Bank of Scotland	168,282,663	28.4%
5p Ordinary shares	Newby Manor Limited	168,282,663	28.4%

So far as is known to the Company, the Company is not directly or indirectly owned or controlled by another corporation or by any foreign government, except to the extent that the Company's two major shareholders own a combined total of 56.8% of its outstanding shares. No shareholders have any special voting rights.

B. Related Party Transactions

Please see the information set forth in note 30 to the Financial Statements on page F-30.

C. Interests Of Experts And Counsel – No material interests.

Item 8. Financial Information

Please see the information set forth in the Financial statements on pages F-1 to F-43.

Item 9. The Offer And Listing

A. Offer And Listing Details

As of 25 June 1991, the Company's American Depository Shares ("ADRs") were delisted from the National Association of Securities Dealers Automated Quotation system ("NASDAQ") because the Company was not in compliance with the net worth requirements of NASDAQ. The principal trading market for the Company's Ordinary Shares is the London Stock Exchange. The Bank of New York is the depositary with respect to the ADRs.

The following table sets forth for the periods indicated the highest and lowest middle market quotations for the Ordinary Shares as derived from the Daily Official List of the London Stock Exchange and the highest and lowest sales prices of the ADRs as reported on the New York Stock Exchange composite tape:

	Ordinary Share		ADRs	
	High	Low	High	Low
Year Ended	(UK pence)		(US$)	
30 September 1998	1.7	0.6	.01	.01
30 September 1999	1.1	0.4	.38	.01
1 October to 31 December 1999	10.2	0.6	.14	.05
31 December 2000	34.1	3.8	.30	.05
31 December 2001	27.0	6.8	.38	.10
31 December 2002	18.0	9.5	.20	.17
2001				
First Quarter	28.5	13.5	.38	.17
Second Quarter	16.5	7.3	.20	.11
Third Quarter	11.9	7.0	.17	.10
Fourth Quarter	13.7	6.8	.20	.11
2002				
First Quarter	18.0	11.2	.25	.17
Second Quarter	16.3	12.0	.26	.15
Third Quarter	13.0	9.5	.15	.10
Fourth Quarter	15.5	10.5	.20	.15
2003				
First Quarter	15.5	11.0	.21	.13
Monthly Figures				
March 2003	14.3	11.5	.17	.14
April 2003	15.0	12.2	.20	.20
May 2003	15.5	14.0	.20	.17
June 2003	17.5	14.5	.25	.19
July 2003	16.3	15.5	.22	.20
August 2003	17.5	16.0	.31	.20

On September 26 2003, the closing price was 15.8p.

B. Plan Of Distribution – Not Applicable.
C. Markets – See Item 9A above.
D. Selling Shareholders – Not Applicable.
E. Dilution – Not Applicable.
F. Expenses Of The Issue – Not Applicable.

Item 10. Additional Information

A. Share Capital – Not Applicable.

B. Memorandum And Articles Of Association

The Company is a public limited company registered at Companies House, Edinburgh, Scotland having registration number 69140. In page one of the Memorandum of Association, there is set out the objects of the Company which are intentionally expressed in wide terms including a power to carry on business as a general commercial company and additionally to carry on the business of an investment holding company.

With respect to directors and powers to vote on any proposal, arrangement or contract in which the director is materially interested, regulation 90 (B) and (C) states that such director would be required to declare his or her interest in any contract with the Company and as such he or she would be debarred from voting or being counted in a quorum (of which three is the minimum number to conduct business at a directors' meeting). However, there are provisions in regulation 90 for such person to be counted in a quorum and to have his or her vote included if the proposal concerning any other company is one in which he or she is interested and he or she does not hold 1% or more in the share capital of that other Company. Certain other provisions exist where a director is lending money to the Company and the Company grants security in return.

The Remuneration Committee (the Committee) comprising non-executive directors only exists to decide compensation payments to individual directors and meets regularly. The Committee makes its proposals following consultation with the Managing Director (on compensation other than his own) and is entitled to seek professional advice from outside the Company, the non executive directors do not participate in any incentive, pension or benefit schemes of the Company and their own compensation is determined by the Board which requires a minimum quorum of 3 directors.

In Article 100 of the Articles of Association the Board of Directors may exercise all the powers of the Company to borrow money or charge any undertaking of the Company.

At every Annual General Meeting of shareholders, 1/3 of the directors or the number nearest to 1/3 are under obligation to retire from office but are eligible for re-election and those to retire are those who have been longest in office since their last appointment. Section 293 of the Companies Act 1985 requires that any director seeking re-appointment and who has attained the age of 70 years must have such re-appointment approved by the shareholders and special notice of such Resolution is a requirement.

The directors of the Company are not subject to any minimum number of shares held qualification.

Prior to 23 December 2002, the Company had two classes of shares in existence, namely ordinary and deferred. On that date, the deferred shares were cancelled, as set out in note 23 of the Financial Statements. The ordinary shares have standard voting rights and rights to dividend payments, whereas the deferred shares held no voting or dividend rights. The deferred shares conferred on the holders an entitlement to receive out of the assets of the Company available for distribution the amount paid on the deferred shares but only after payment shall have been made to the holders of ordinary shares the sum of £10,000 in respect of each ordinary share.

The directors have power to make calls upon shareholders in respect of any monies unpaid on their shares and no other liability exists.

The action necessary to change the rights of holders of shares would require the approval of shareholders in a General Meeting. Each year a notice of Annual General Meeting is sent to all shareholders giving a minimum of 21 days notice of the proposed date of the meeting and the condition of admission to the meeting and/or to vote there at is that those shareholders who do not wish to attend but wish to appoint a proxy to vote on their behalf must have certified to the Company notice of that fact no later than 24 hours before the date of the meeting.

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights. Under section 198 of the Companies Act 1985 there is a statutory obligation of disclosure for shareholders to notify the Company where such shareholder acquires 3% or more of the shares in the Company.

The Memorandum and Articles of Association do not contain any conditions relating to changes in the capital of the Company capable of being more stringent than is required by law.

C. Material Contracts

A summary of material contracts entered into by the Company is as follows:

Vertex Data Science

Vertex supplies call centre services to Bet Direct. Charges are based on the volume of calls handled. The contract is for five years from 1 July 2001. Early termination will trigger a payment of £300,000 in years one and two and £200,000 in years three through five.

The Littlewoods Organisation

Littlewoods Gaming (formerly Littlewoods Leisure) has been licensed by The Littlewoods Organisation, at no cost, to use 'Littlewoods' as part of the Littlewoods Gaming branding for betting, gaming and lottery products. The agreement will run until at least 3 September 2010 and can be terminated on or after that date with two years' prior notice.

Arena Leisure PLC

During the 2002 financial year, the Company has entered into a sponsorship agreement with Arena Leisure PLC. The agreement provides that Arena will provide trackside and other advertising for the Company, as well as granting the right to be the principal sponsor of its All Weather Championship on its all weather race tracks. The period of the agreement is for 2 years from 1 May 2002, which period is extendable, by the period of any delay, if there is any delay in the launch of the Attheraces service that enables customers to place bets via interactive television. The cost of the agreement over the 2-year period is £1.2m.

D. Exchange Controls – None.

E. Taxation

The following discussion of tax is intended only as a descriptive summary and it does not purport to be a complete technical analysis or listing of all potential tax effects relevant to the Ordinary Shares or ADRs. The statements of UK and US tax law set forth below are based (i) on the laws and the UK Inland Revenue practice and published Statements of Practice in force as of the date of this report, (ii) on existing US federal income tax law, including legislation, regulations, administrative rulings and court decisions as of the date of this report and (iii) on representations of the Depositary and the assumption that each obligation in the deposit agreement among the Company, the Depositary and the holders from time to time of ADRs and any related agreement will be performed in accordance with its terms. The statements herein are subject to any changes occurring after the date of this report in UK or US law, or in the double tax conventions between the United States and the United Kingdom with respect to income and capital gains taxes (the "Income Tax Convention") and with respect to estates and gifts taxes (the "Estate Tax Convention").

United Kingdom Income Tax

Beneficial owners of ADRs who are resident in the United States are treated as the owners of the underlying Ordinary Shares for purposes of the Income Tax Convention and US federal income tax.

Under the current Income Tax Convention, a US resident individual or corporate holder of an Ordinary Share or ADR who or which satisfies the following conditions (an "Eligible US Holder"):

(i) is resident in the United States for the purposes of the Income Tax Convention (and, in the case of a corporation, not also resident in the United Kingdom for UK tax purposes);

(ii) is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the Company;

(iii) whose holding of the Ordinary Shares or ADRs is not effectively connected with a permanent establishment in the United Kingdom through which such holder carries on a business or with a fixed base in the United Kingdom from which such holder performs independent personal services; and

(iv) under certain circumstances, is not an investment or holding company 25% or more of the capital of which is owned, directly or indirectly, by persons that are neither individual residents nor citizens of the United States

will generally be entitled under the current Income Tax Convention to receive, in addition to any dividend paid by the Company, an amount equal to the tax credit available to UK resident shareholders in respect of such dividend (currently equal to one –ninth of the dividend paid), but subject to a notional withholding tax equal to 15% of the sum of the dividend paid and the tax credit. The withholding tax will exceed the tax credit and therefore no additional payment will result.

The amount of withholding tax is restricted to the amount of the tax credit and no additional withholding tax is due in situations where the withholding tax is more than the tax credit.

For example a dividend of 80 will entitle the holder to receive a tax credit of 8.89 (i.e. one-ninth of 80) and the amount of withholding tax will be limited to 8.89 (even though 15% of the gross dividend would be 13.33). The result is that no refund entitlement exists and there is no withholding tax due. As a consequence the payment will equal 80.

It is anticipated that almost all ADR holders will be subject to the above arrangements.

US shareholders who own less than 10% of the voting stock as portfolio investors, and who are entitled to a tax credit under the Income Tax Convention may elect to be treated as receiving an amount equal to the credit without affirmatively making a claim to the United Kingdom or obtaining a receipt therefrom. This election is made on Line 5 of Form 8833, which is to be filed with the portfolio investor's income tax return. Such an investor making this election will be treated as having received an additional dividend equal to the gross tax credit payment and as having paid the UK withholding tax on such tax credit payment.

E. Taxation (continued)

United Kingdom Tax on Capital Gains

Under the current Income Tax Convention, the United States and the United Kingdom each may, in general, tax capital gains in accordance with the provisions of its domestic law. Under current UK law, residents of the United States who are not resident or ordinarily resident in the United Kingdom will not be subject to UK tax on capital gains made on the disposal of their ADRs or Ordinary Shares unless those ADRs or Ordinary Shares are held in connection with a trade carried on through a permanent UK establishment. A US holder of an ADR or Ordinary Share will be liable for US federal income tax on such gains in the same manner and to the same extent as on any other gains from the sale or exchange of stock.

United Kingdom Inheritance Tax

Under the current Estate Tax Convention, ADRs or Ordinary Shares held by an individual who for the purpose of the convention is domiciled in the United States and is not a national of the United Kingdom will not, provided any tax chargeable in the United States is paid, be subject to UK inheritance tax on the disposal of ADRs or Ordinary Shares by way of gift or upon the individual's death unless the ADRs or Ordinary Shares are part of the business property of a permanent UK establishment of the individual or, in the case of a holder who performs independent personal services, pertain to a fixed base situated in the United Kingdom. In the exceptional case where the ADRs or Ordinary Shares are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides for double tax to be relieved by means of credit relief.

United Kingdom Stamp Duty and Stamp Duty Reserve Tax

Transfer of ADRs will not be subject to UK stamp duty provided that the transfer instrument is not executed in, and at all times remains outside of, the United Kingdom.

Under the Finance Act 1986, a stamp duty reserve tax ("SDRT") of 1½% is payable on all transfers to the Depositary, or its nominee, of Ordinary Shares for inclusion in ADRs. Such SDRT is calculated on the purchase price or market value of the Ordinary Shares so transferred.

United States Federal Income Tax

For purposes of this discussion, a U.S. holder is a beneficial owner of Ordinary Shares or ADRs that is (a) a citizen or resident of the United States, (b) a domestic corporation, (c) an estate whose income is subject to United States federal income tax regardless of its source, or (d) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorised to control all substantial decisions of the trust.

Dividends. Under the United States federal income tax laws, a U.S. holder must include in its gross income the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes). In addition, an eligible U.S. holder that elects as described above to be treated, with respect to the receipt of any such dividend, as having received a tax credit under the Income Tax Convention and as having paid the withholding tax due under the Income Tax Convention (an "electing U.S. holder"), must include the amount of the tax credit (not reduced by the amount of any deemed withholding tax) in this gross amount even though it does not in fact receive the credit.

The dividend is ordinary income that the U.S. holder must include in income when the holder, in the case of Ordinary Shares, or the Depositary, in the case of ADRs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount that the U.S. holder must include in income will be the U.S. Dollar value of the dividend received (plus, if the holder is an electing U.S. holder, the dividend that it is deemed to receive) in British pounds, determined at the spot British pounds/U.S. Dollar rate on the date the dividend distribution is includible in the holder's income, regardless of whether the payment is in fact converted into U.S. Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the holder includes the dividend payment in income to the date the holder converts the payment into U.S. Dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder's basis in the Ordinary Shares or ADRs and thereafter as capital gain.

E. Taxation (continued)

Subject to certain limitations, the withholding tax that an electing U.S. holder is deemed to pay to the United Kingdom under the Income Tax Convention will be creditable against the holder's United States federal income tax liability.

Dividends will be income from sources outside the United States, but generally will be "passive income" or "financial services income" which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. holder.

Capital Gains. A U.S. holder that sells or otherwise disposes of Ordinary Shares or ADRs will recognise capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. Dollar value of the amount realised and the holder's tax basis, determined in U.S. Dollars, in the Ordinary Shares or ADRs. Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 20% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

F. Dividends And Paying Agents – Not Applicable.

G. Statements By Experts – Not Applicable.

H. Documents On Display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington DC. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

I. Subsidiary Information

Sportech plc heads the Group containing the companies listed in note 1(c) to the Financial Statements on page F-7. 100% of the ordinary shares of all of the companies are held by Sportech plc or by one of Sportech's subsidiaries, and hence they are all included in the consolidated financial statements.

Item 11. Quantitative And Qualitative Disclosures About Market Risk

Interest Rate Risk

The Company's primary market risk exposure is interest rate risk. The following table provides information with respect to the Company's fixed and flexible interest rate risks. All loans have been entered into for trading purposes.

	Term Loan		Mezzanine Loan		Overdraft	
Expected final maturity date before 31 December:	**Floating rate principal (£m)**	**Weighted average floating rate (%)**	**Floating rate principal (£m)**	**Weighted average floating rate (%)**	**Floating rate principal (£m)**	**Weighted average floating rate (%)**
2003	16.0	4.11	-	-	5.7	4.11
2004	16.0	4.11	-	-	-	-
2005	16.0	4.11	-	-	-	-
2006	16.0	4.11	-	-	-	-
2007	16.0	4.11	-	-	-	-
thereafter	14.0	4.11	26.0	4.11	-	-
Total	94.0		26.0		5.7	
2002 fair value	94.0		26.0		5.7	
2001 total	110.0		24.0		2.9	
2001 fair value	110.0		24.0		2.9	

The terms of the loan repayments for all loans are detailed in Note 20 of the Financial Statements. Interest on the loan facilities is based on floating interest rates based on LIBOR.

In 2003, interest rate risk remained the Company's market risk exposure, and was not materially different to 2002 and 2001.

Hedging agreements

The Company has purchased an interest rate cap covering the balance on the Term Loan less £6m. The cap rate is 6%. A premium of £850,000 was paid to purchase the cap. The cap runs until December 2005.

The fair value of the cap is detailed in Note 32(e) of the Financial Statements. The profile of the debt covered by the cap is detailed in Note 21 of the Financial Statements.

£6.0m of the Term loan is not covered by hedging arrangements as this portion of the term debt was originally scheduled to be repaid in 2001, but was not due to rescheduling of loan repayments. The Mezzanine loan is not covered by any hedge as the Company has the option to repay it at any time on giving the bank 30 days notice (see Note 20 of the Financial Statements).

Management has assessed the risk that the Bank of Scotland will not satisfy its obligations to the Company under the interest rate floor and cap on its consolidated financial statements and believes that there is no significant risk of default.

With effect from 31 March 2003, the Company entered into a further interest rate swap arrangement. The swap covers £50.0m, fixing the rate at 3.5% until 31 March 2005.

The fair values of these derivatives is not materially different from the book value.

Item 12. Description Of Securities Other Than Equity Securities – None.

Item 13. Defaults, Dividend Arrearages And Delinquencies – None.

Item 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds – None.

Item 15. Controls And Procedures

The Managing Director and Finance Director, after evaluating the effectiveness of the Group's disclosure controls and procedures (as defined in US Exchange Act Rule 13a-14(c)) within 90 days of the date of this report, have concluded that, as of such date, the Group's disclosure controls and procedures were effective to ensure that material information relating to the Group was made known to them by others within the Group particularly during the period in which this annual report and accounts was being prepared.

There were no significant changes in the Group's internal controls or in other factors that could significantly affect these controls subsequent to the date the Managing Director and Finance Director completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Group's internal controls requiring corrective actions.

Item 16A. Reserved

Item 16B. Reserved

Item 16C. Principal Accountant Fees And Services

	2001 £m	**2002** **£m**
Audit Fees	0.2	**0.2**
Audit-related Fees	-	**-**
Tax Fees	-	**-**
All other Fees	-	**-**

Selection of the Principal Accountant is the responsibility of the Audit Committee. All work performed by the Principal Accountant has been by the Principal Accountant's full-time permanent employees.

Item 17. Financial Statements

The information set forth in the Financial Statements on pages F-1 to F-43 is incorporated herein by reference.

Item 18. Financial Statements – Information provided in Item 17 in lieu of this item.

Item 19. Exhibits

1 Memorandum and Articles of Association, as amended on 17 April 2003.

2 n/a

3 n/a

4 Material Contracts:

4.1 Service Contract between David Mathewson and Sportech PLC dated 30 January 2002, incorporated by reference to exhibit 3.1.1 of the Company's report on Form 20-F for the year ended December 31, 2001;

4.2 Contract of Employment between Colin McGill and Sportech PLC dated 25 May 2000, incorporated by reference to exhibit 3.1.2 of the Company's report on Form 20-F for the year ended December 31, 2001;

4.3 Betting Agency Services Agreement between Vertex Data Sciences Limited and Littlewoods Promotions Limited dated 29 March 2001, incorporated by reference to Exhibit 3.1.6 of the Company's report on Form 20-F for the year ended December 31, 2000;

4.4 Revised Trade Mark License Agreement between the Littlewoods Organisation Plc and Littlewoods Promotions Limited dated 4 September 2000, incorporated by reference to Exhibit 3.1.8 of the Company's report on Form 20-F for the year ended December 31, 2000;

4.5 Agreement between the Football League Limited, the Scottish Football League, the Football Association Premier League Limited, the Scottish Premier League Limited, Littlewoods Promotions Limited, Vernons Promotions Limited and Zetters International Pools Limited dated 12 April 2000, incorporated by reference to Exhibit 3.1.10 of the Company's report on Form 20-F for the year ended December 31, 2000;

4.6 Operating Agreement between Rehab, Littlewoods Lotteries Limited, UKCL Limited, Littlewoods of Liverpool Limited, The Rehab Group and Littlewoods Leisure Limited, dated 8 February 2000, incorporated by reference to Exhibit 3.1.11 of the Company's report on Form 20-F for the year ended December 31, 2000;

4.7 Sponsorship Agreement between Arena Leisure PLC and Littlewoods Promotions Limited dated 15 April 2002, incorporated by reference to exhibit 3.1.8 of the Company's report on Form 20-F for the year ended December 31, 2001;

4.8 An underlease agreement between Sportech PLC and Northern Trust Company Limited dated 8 January 2002, incorporated by reference to exhibit 3.1.9 of the Company's report on Form 20-F for the year ended December 31, 2001;

4.9 Supplementary Facility Agreement between Sportech PLC and The Governor and Company of the Bank of Scotland dated 24 September 2002;

4.10 Supplementary Mezzanine Facility Agreement between Sportech PLC and The Governor and Company of the Bank of Scotland dated 24 September 2002;

4.11 Supplemental Facility Letter dated 24 September 2002 between Sportech PLC and the Governor and Company of the Bank of Scotland setting out amendments to the Supplemental Facility Letter dated 10 August 2000;

Item 19. Exhibits (continued)

4.12 Supplementary Intercreditor Deed between Sportech PLC and The Governor and Company of the Bank of Scotland dated 24 September 2002;

4.13 Second Supplementary Facility Agreement between Sportech PLC and The Governor and Company of the Bank of Scotland dated 31 March 2003;

4.14 Second Supplementary Mezzanine Facility Agreement between Sportech PLC and The Governor and Company of the Bank of Scotland dated 31 March 2003;

4.15 Supplemental Facility Letter dated 25 March 2003 between Sportech PLC and the Governor and Company of the Bank of Scotland setting out amendments to the Supplemental Facility Letter dated 10 August 2000 (as amended on 24 September 2002);

4.16 Second Supplementary Intercreditor Deed between Sportech PLC and The Governor and Company of the Bank of Scotland dated 31 March 2003;

5 n/a

6 n/a

7 n/a

8 Note 1(c) to the Financial Statements contains a list of subsidiaries, and is incorporated herein by reference.

9 n/a

10 n/a

11 n/a

12 The Financial Statements on pages F-1 to F-43.

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/

SPORTECH PLC	GARY SPEAKMAN	29 September 2003
(Registrant)	(Signature)	(Date)

CERTIFICATION OF MANAGING DIRECTOR

PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Sportech PLC (“the Company”) on Form 20-F for the period ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (“the Report”), I, Colin McGill, Managing Director of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

IN WITNESS WHEREOF, the undersigned has executed this certification as of the 29th day of September 2003.

/s/ ___________________

Colin McGill
Managing Director

CERTIFICATION OF FINANCE DIRECTOR

PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Sportech PLC (“the Company”) on Form 20-F for the period ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (“the Report”), I, Gary Speakman, Finance Director of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

IN WITNESS WHEREOF, the undersigned has executed this certification as of the 29th day of September 2003.

/s/ ____________________

Gary Speakman
Finance Director

CERTIFICATIONS – MANAGING DIRECTOR

I, Colin McGill, certify that:

1. I have reviewed this annual report on Form 20-F of Sportech plc:

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/

Colin McGill
Managing Director

Date: 29 September 2003

CERTIFICATIONS – FINANCE DIRECTOR

I, Gary Speakman, certify that:

1. I have reviewed this annual report on Form 20-F of Sportech plc:

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

d. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

e. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

f. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

c. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

d. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/

Gary Speakman
Finance Director

Date: 29 September 2003

EXHIBIT 12

STATEMENT OF DIRECTORS' RESPONSIBILITIES

UK company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on a going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and to prevent and detect fraud and other irregularities.



PricewaterhouseCoopers LLP
8 Princes Parade, St. Nicholas Place
Liverpool ,L3 1QJ

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Sportech plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Sportech plc and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in United Kingdom vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders' equity at December 31, 2002 and 2001 to the extent summarized in Note 32 to the consolidated financial statements.

As discussed in Note 3 to the consolidated accounts, the Group changed its method of accounting for deferred taxes in 2002 in accordance with accounting principles generally accepted in the United Kingdom. The change has been accounted for by restating comparative information at 31 December 2001 and 2000, and for the years then ended.

/s/

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Liverpool, England

14 March 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended 31 December 2002
(£m except for share data)

	Notes	2000 (restated) £m	2001 (restated) £m	**2002** **£m**
Group turnover	4	63.0	183.3	**195.3**
Cost of sales		(46.9)	(129.3)	**(139.4)**
Gross profit		16.1	54.0	**55.9**
Net operating (expenses)/income	6	10.3	(45.4)	**(44.5)**
Operating profit before restructuring costs, amortisation of goodwill and other operating income		3.2	17.5	**22.2**
Restructuring costs	6	(1.8)	-	**(2.0)**
Amortisation of goodwill	13	(2.8)	(8.9)	**(8.8)**
Other operating income	7	27.8	-	**-**
Operating profit		26.4	8.6	**11.4**
Discount on redemption of loan stock		3.9	-	**-**
Profit on sale of tangible fixed assets	6	-	-	**1.4**
Net interest payable and similar items	8	(2.9)	(9.2)	**(8.2)**
Profit/(loss) on ordinary activities before taxation		27.4	(0.6)	**4.6**
Tax on profit/(loss) on ordinary activities	11	(2.9)	(2.1)	**(1.7)**
Retained profit/(loss) for the financial period	23	24.5	(2.7)	**2.9**
Earnings per share				
Basic and diluted	12	5.2p	(0.5)p	**0.5p**

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the year ended 31 December 2002

	Notes	2000 (restated) £m	2001 (restated) £m	**2002** **£m**
Total recognised gains and losses relating to the year		24.5	(2.7)	**2.9**
Prior period adjustment	3			**1.3**
Total recognised gains and losses since the last annual report				**4.2**

All operations are continuing.
The profit and loss accounts and statements of total recognised gains and losses are stated in £ sterling.
The accompanying notes on pages F-7 to F-43 are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET
as at 31 December 2002

	Notes	2001 (restated) £m	**2002** **£m**
FIXED ASSETS			
Intangible assets	13	161.8	**155.1**
Tangible assets	14	7.2	**8.5**
		169.0	**163.6**
CURRENT ASSETS			
Stock	16	0.2	**0.1**
Debtors			
- due within one year	17	5.7	**8.3**
- due after more than one year	17	1.6	**1.0**
Cash at bank and in hand	18	12.9	**6.0**
		20.4	**15.4**
CREDITORS:			
Amounts falling due within one year	19	(42.9)	**(43.5)**
NET CURRENT (LIABILITIES)		(22.5)	**(28.1)**
TOTAL ASSETS LESS CURRENT LIABILITIES		146.5	**135.5**
CREDITORS:			
Amounts falling due after more than one year	20	(117.9)	**(104.0)**
PROVISIONS FOR LIABILITIES AND CHARGES	22	-	**-**
		28.6	**31.5**
CAPITAL AND RESERVES			
Called up share capital	23	30.5	**29.6**
Share premium account	23	47.1	**-**
Profit and loss account	23	(49.0)	**1.9**
TOTAL SHAREHOLDERS FUNDS (including non-equity interests)		28.6	**31.5**

The balance sheets are stated in £ sterling.
The accompanying notes on pages F-7 to F-43 are an integral part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2002

	Notes	2000 £m	2001 £m	**2002 £m**
Net cash inflow from operating activities	24	33.2	15.7	**18.1**
Returns on investments and servicing of finance:				
Interest received		0.6	0.4	**0.2**
Interest paid		(2.8)	(10.2)	**(8.3)**
Issue cost of new bank loans		(0.4)	-	**-**
Purchase of interest rate cap		-	(0.9)	**-**
Net cash outflow from returns on investments and servicing of finance		(2.6)	(10.7)	**(8.1)**
Taxation		(2.2)	(4.3)	**(2.6)**
Capital expenditure:				
Purchase of tangible fixed assets		(0.3)	(2.0)	**(4.1)**
Purchase of intangible fixed assets		-	-	**(0.8)**
Sale of tangible fixed assets		-	0.2	**2.6**
Net cash outflow from capital expenditure and financial investment		(0.3)	(1.8)	**(2.3)**
Acquisitions:	15			
Acquisition of Littlewoods Gaming (formerly Littlewoods Leisure)		(162.5)	-	**-**
Acquisition of Zetters Pools business		-	-	**(1.4)**
Acquisition expenses		(1.6)	-	**(0.1)**
Net cash acquired		2.3	-	**0.7**
Net cash outflow from acquisitions		(161.8)	-	**(0.8)**
Cash (outflow)/inflow before management of liquid resources and finance		(133.7)	(1.1)	**4.3**
Financing:				
Issue of ordinary share capital		28.7	-	**-**
Expenses of share issue		(0.8)	-	**-**
Net loans taken/(repaid)		122.7	(6.0)	**(14.0)**
Net cash (outflow)/inflow from financing		150.6	(6.0)	**(14.0)**
(Decrease)/increase in net cash		16.9	(7.1)	**(9.7)**

The cash flow statements are stated in £ sterling.
The accompanying notes on pages F-7 to F-43 are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Notes	Ordinary share capital £m	Deferred share capital £m	Share premium account £m	Profit and loss account reserve (restated) £m	Total (restated) £m
Balance as at 31 December 1999		12.7	0.9	36.1	(70.8)	(21.1)
Issue of share capital		16.9	-	11.8	-	28.7
Cost of share issue		-	-	(0.8)	-	(0.8)
Retained profit		-	-	-	24.5	24.5
Balance as at 31 December 2000		29.6	0.9	47.1	(46.3)	31.3
Issue of share capital		-	-	-	-	-
Cost of share issue		-	-	-	-	-
Retained loss		-	-	-	(2.7)	(2.7)
Balance as at 31 December 2001		29.6	0.9	47.1	(49.0)	28.6
Cancellation of deferred share capital	23	-	(0.9)	-	0.9	-
Transfer of share premium account	23			(47.1)	47.1	
Issue of share capital		-	-	-	-	-
Cost of share issue		-	-	-	-	-
Retained profit		-	-	-	2.9	2.9
Balance as at 31 December 2002	**23**	**29.6**	**-**	**-**	**1.9**	**31.5**

The consolidated statements of changes in shareholders' equity are stated in £ sterling.
The accompanying notes on pages F-7 to F-43 are an integral part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Consolidated Financial Statements

a) General

Unless the context indicates otherwise, the “Company”, “Group” and “Sportech” refer to Sportech Plc and its subsidiaries collectively. On 4 September 2000, Sportech acquired Littlewoods Gaming (formerly Littlewoods Leisure), which comprised the football pools, fixed odds betting and charity lottery management businesses of The Littlewoods Organisation PLC. Consequent to this acquisition the focus of the business has changed to that sector and the Company changed its name from Rodime PLC to Sportech PLC.

Until the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure), the Company’s principal activity was the licensing and exploitation of its patents covering disk drive technology and its principal objective was to collect royalties from third parties on the manufacture and sale of disk drives in respect of which the Company holds patents registered in the United States, Canada, and major European countries. Subsequent to 4 September 2000 the core activities of the Company have been extended to the operation of football pools, games, lotteries and sports betting. The Company operates almost exclusively within the United Kingdom and expects that a large portion of its profits will be generated by one business stream, football pools.

Amounts in the accompanying consolidated financial statements are expressed in £sterling in millions unless otherwise indicated. At 31 December 2002, the United States dollar exchange rate for pounds sterling was $1.61 = £1 (31 December 2001, $1.45 = £1).

b) Generally accepted accounting principles

The accompanying financial statements have been prepared on the historical cost basis in conformity with accounting practices generally accepted in the United Kingdom which differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”), see note 32 for details of these differences.

The accompanying financial statements do not represent the statutory financial statements of the Company which are presented in accordance with the form and contents requirements of the UK Companies Act 1985 and filed with the registrar of companies in Scotland. The financial statements have been prepared on a going concern basis.

c) Subsidiaries included in the consolidation

These financial statements consolidate the results of Sportech PLC and the wholly owned subsidiaries listed below.

Name of company	Incorporated in…	Nature of business
Littlewoods Gaming Limited (formerly Littlewoods Leisure Limited) *	England & Wales	Intermediate holding company
Littlewoods Promotions Limited	England & Wales	Betting & gaming
Littlewoods Leisure Marketing Services Limited	England & Wales	Dormant
Littlewoods Competitions Company Limited	England & Wales	Dormant
Littlewoods Lotteries Limited	England & Wales	Management of charity lotteries
Littlewoods Pools Limited	England & Wales	Dormant
Littlewoods of Liverpool Limited	England & Wales	Asset hiring
Bet 247 Limited	England & Wales	Gaming
Littlewoods Leisure.com Limited	England & Wales	Dormant
UKCL Limited	England & Wales	Dormant
Rodime Technologies Limited *	Scotland	Dormant
Littlewoods Isle of Man Limited *	Isle of Man	Gaming
Littlewoods Alderney Limited	Alderney	Gaming
Littlewoods Bet Direct Limited	England & Wales	Dormant
Sportech Trustees Limited *	England & Wales	Pension fund trustee

* - Held directly by Sportech plc

2. Summary of Significant Accounting Policies

A summary of the more important group accounting policies is set out below. With the exception of the policy for providing for deferred tax, these have been applied consistently throughout the year and the preceding period.

a) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are 100% owned. All intercompany balances have been eliminated on consolidation. The results of subsidiary undertakings are included from the date of acquisition.

b) Change in accounting policies

The Group has adopted FRS 19, Deferred Tax, in these financial statements. The impact of adopting FRS 19 is given in note 3.

c) Turnover

Turnover represents:
- The value of entry fees receivable in respect of football pools based on the date of the event
- The value of bets received in relation to fixed odds betting based on the date of the event
- Gross gaming yield received from casino gaming activities based on the date of the event
- The value of goods and services sold to external customers, including management fees to registered charities for the management of charity lotteries, exclusive of value added tax.

Management fees to registered charities for the management of charity lotteries are based on sales estimates. Sales estimates are calculated by reference to the number of prizes paid for the lotteries concerned if the tickets have been distributed to external vendors without EPOS systems, or on actual sales made by external vendors with EPOS systems. Final sales for each lottery are based on actual cash collected by external vendors. Each lottery may be active over a period encompassing one to three financial years. Any difference between the estimated sales and the final cash sales is adjusted in the year in which the final lottery position is determined.

Income arising from the company's patents is accounted for either when agreement is reached for a non-refundable lump sum settlement or, in the case of running royalties, when the product to which the royalty relates is manufactured or sold by licensees in the USA.

d) Deferred income

Deferred income is recognised as the value of entry fees receivable in respect of competitions and sporting events held subsequent to the end of the financial period.

e) Patents and patent costs

Patent costs (including those relating to pending applications) are expensed as incurred. The value of the Company's intellectual property is not reflected in the balance sheet.

f) Deferred taxation

Deferred tax is provided in full on all timing differences which result in either an obligation at the balance sheet date to pay more tax or a right to pay less tax. Deferred tax assets are only recognised to the extent that it is more likely than not they will crystallise. Assets and liabilities are calculated at rates expected to apply when they crystallise, and are not discounted.

g) Stock

Stock is valued at the lower of cost and estimated realisable value. Cost is based on the first in, first out method of valuation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Summary of Significant Accounting Policies (continued)

h) Foreign currencies

Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Profits and losses on foreign exchange transactions, relating to the supply of merchandise are taken through the profit and loss account in the period in which they arise.

i) Tangible fixed assets

Tangible fixed assets are carried at historical cost less accumulated depreciation.

j) Depreciation

Depreciation is provided on a straight-line basis to write off the cost of fixed assets over their anticipated useful lives at the annual rates set out in “Item 5A - Operating Results”.

k) Goodwill and other intangible fixed assets

Goodwill arising on consolidation represents the excess of the fair value of consideration given over the fair value of the separable net assets acquired. Goodwill is capitalised and is amortised on a straight-line basis over the shorter of 20 years or the anticipated life of the goodwill.

Other intangible fixed assets comprises externally generated costs incurred in respect of developing interactive television gaming products. These costs are amortised through the profit & loss account over their estimated useful lives (5 years) once trading has commenced.

l) Impairment of fixed assets and goodwill

Fixed assets and goodwill are subject to review for impairment in accordance with FRS 11, Impairment of Fixed Assets and Goodwill. Any impairment would be recognised in the profit and loss account in the year in which it occurs.

m) Leased assets

Rentals payable under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

n) Pension contributions

Contributions to employees defined contribution schemes are charged to the profit and loss account as incurred. The Group has adopted the transitional arrangements of FRS 17. For the defined benefits scheme, pension costs are accounted for on the basis of charging the expected cost of providing pensions over the period during which the Group benefits from the employees services. The effects of variations from regular cost are spread over the expected average remaining service lives of members of the scheme.

o) Financial instruments

The Group uses derivative financial instruments to reduce exposure to foreign currency risk and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

p) Website development costs

In line with UITF Abstract 29 ‘Website development costs’, the Group has capitalised design and development costs relating to the on-line Casinos. These costs are amortised over their anticipated useful lives of four years.

3. Prior period adjustment

The group has adopted FRS 19, Deferred Tax, in these financial statements. Accordingly, full provision has been made for deferred tax. Corresponding figures for prior periods have been adjusted to reflect this change in accounting policy. A summary of the effect of this change is as follows:

	2000			2001			2002
	As previously stated £m	Adjustment £m	As restated £m	As previously stated £m	Adjustment £m	As restated £m	Effect £m
(Loss) / profit on ordinary activities before tax	27.4	-	27.4	(0.6)	-	(0.6)	-
Taxation	(4.6)	1.7	(2.9)	(1.7)	(0.4)	(2.1)	(0.6)
(Loss) / profit on ordinary activities after tax	22.8	1.7	24.5	(2.3)	(0.4)	(2.7)	(0.6)
Earnings per share:							
- basic and diluted	4.8p	(0.5p)	4.3p	(0.4p)	(0.1p)	(0.5p)	(0.1p)
Goodwill	169.8	(0.3)	169.5	162.1	(0.3)	161.8	-
Deferred tax asset	-	2.0	2.0	-	1.6	1.6	(0.6)
P&L account reserve at 1 January	(70.8)	-	(70.8)	(48.0)	1.7	(46.3)	-
Profit for the year	22.8	1.7	20.2	(2.3)	(0.4)	(2.7)	(0.6)
P&L account reserve at 31 December	(48.0)	1.7	(46.3)	(50.3)	1.3	(49.0)	(0.6)

4. Turnover

	2000 £m	2001 £m	**2002** **£m**
Generated from the United States:			
Patent income – running royalties	-	-	**-**
Generated from the United Kingdom:			
Football pools	43.8	119.0	**100.8**
Sports betting	14.6	51.8	**83.1**
Games and lotteries	4.6	12.5	**11.4**
	63.0	183.3	**195.3**

5. Segmental information

	2000 £m	2001 £m	**2002** **£m**
Profits/(losses)			
Generated from the United States:			
Patent income	29.6	(0.6)	**-**
Generated from the United Kingdom:			
Football pools	6.8	23.2	**25.6**
Sports betting	(1.3)	(4.0)	**(2.0)**
Games and lotteries *	(0.3)	0.5	**0.9**
Interactive	-	(1.6)	**(2.3)**
Operating profit before restructuring costs and amortisation of goodwill	34.8	17.5	**22.2**
Restructuring costs **	(1.7)	-	**(2.0)**
Amortisation of goodwill **	(2.8)	(8.9)	**(8.8)**
Operating profit	30.3	8.6	**11.4**
Profit on sale of tangible fixed assets	-	-	**1.4**
Net interest payable and similar items	(2.9)	(9.2)	**(8.2)**
Profit/(loss) before taxation	27.4	(0.6)	**4.6**
Net assets			
Football pools		43.2	**48.8**
Sports betting		(10.6)	**(12.0)**
Games and lotteries		(2.8)	**(2.1)**
Interactive		(1.2)	**(3.2)**
Patents		-	**-**
		27.3	**31.5**

* - included within this in 2002 is £0.5m profit on sale of Pull Tabs lottery business
** - principally football pools

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

6. Net operating (expenses)/income

	2000 £m	2001 £m	**2002** **£m**
Distribution costs	(0.1)	(0.1)	**(0.1)**
Amortisation of goodwill on acquisitions	(2.8)	(8.9)	**(8.8)**
Restructuring costs	(1.8)	-	**(2.0)**
Other administrative expenses	(12.8)	(36.4)	**(33.6)**
Administrative expenses	(17.4)	(45.3)	**(44.4)**
Other operating income (note 7)	27.8	-	**-**
Net operating (expenses)/income	10.3	(45.4)	**(44.5)**

The restructuring costs in 2000 largely comprise redundancy costs in respect of the integration of Littlewoods Gaming (formerly Littlewoods Leisure) and the closure of the Edinburgh office of Sportech following the acquisition.

The restructuring costs in 2002 relate to the introduction during the year of new technology for the marking of football pools coupons. This technology is less labour and space intensive than the technology it replaced. In consequence, there was a significant reduction in staff requirements, and the restructuring costs of £2.0m comprise £1.8m of redundancy payments and £0.2m of other costs. The smaller scale of new coupon processing equipment also enabled processing to be concentrated in one of two pools processing buildings. The surplus land and building were sold for redevelopment generating proceeds of £2.0m and realising an exceptional gain on disposal of £1.4m.

7. Other operating income

	2000 £m	2001 £m	**2002** **£m**
Proceeds from settlement of Seagate litigation	27.8	-	**-**

On 18 November 1992 the Company initiated litigation against Seagate Inc. in the United States District Court for the Central District of California seeking damages for wilful infringement by Seagate of the Company's '383 patent and for unfair competition and interference with prospective economic advantage.

In January 2000, on the advice of its lawyers, Sportech agreed to participate in mediation discussions with Seagate. As a result of the mediation, Sportech and Seagate agreed to settle their dispute, without admission of liability by either party, and Seagate paid to Sportech the sum of £27.8m ($45m) in full and final settlement of Sportech's claims under its '383 patent.

8. Net interest payable and similar items

	2000 £m	2001 £m	**2002** **£m**
Interest payable on bank loans and overdrafts	(3.5)	(9.6)	**(8.3)**
Interest receivable	0.6	0.4	**0.2**
Amortisation of loan arrangement fee	-	-	**(0.1)**
	(2.9)	(9.2)	**(8.2)**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

9. Staff costs

	2000 Number	2001 Number	**2002 Number**
Average number of monthly employees comprised:			
Sales and marketing	124	120	**109**
Operations and distribution	370	344	**281**
Administration	152	164	**164**
	646	628	**554**
	£m	£m	**£m**
Their aggregate remuneration comprised:			
Wages and salaries	4.5	10.5	**11.0**
Social security costs	0.4	0.9	**0.9**
Other pension costs	0.5	0.8	**0.6**
	5.4	12.2	**12.5**

On average, less than 40% of the Company's employees are temporary employees.
Substantially all of the Company's employees are located in the United Kingdom.

10. Directors' remuneration

	2000 £'000	2001 £'000	**2002 £'000**
Emoluments	1,195	583	**540**
Defined benefit scheme contributions	27	49	**25**
Compensation for loss of office	-	30	**-**
	1,222	662	**565**
Fees paid to third parties	47	114	**25**
Emoluments paid to the highest paid director are as follows:			
Aggregate emoluments	606	261	**261**
Company contributions to a personal defined contribution benefit plan	12	11	**14**

David Mathewson is the Audit Committee's Financial Expert.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11. Tax on profit/(loss) on ordinary activities

	2000 (restated) £m	2001 (restated) £m	**2002** **£m**
Current tax:			
UK corporation tax – on trading profits	4.6	1.7	**3.2**
Adjustments in respect of prior periods	-	-	**(2.1)**
Total current tax	4.6	1.7	**1.1**
Deferred tax			
Current year	(1.7)	0.4	**0.5**
Adjustments in respect of prior periods	-	-	**0.1**
Total deferred tax	(1.7)	0.4	**0.6**
Total taxation charge	2.9	2.1	**1.7**

The current tax for the period is lower (2001: higher) than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2000 (restated) £m	2001 (restated) £m	**2002** **£m**
Profit/(loss) on ordinary activities before tax	27.4	(0.6)	**4.6**
Profit/(loss) on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30%	8.2	(0.2)	**1.4**
Effects of:			
Tax impact of disallowable goodwill write off	0.9	2.7	**2.6**
Tax impact of fair value adjustments	(2.6)	(0.5)	**-**
Tax benefit of unutilised losses	(3.9)	-	**-**
Other permanent differences	0.3	0.1	**(0.3)**
Origination and reversal of timing differences	1.7	(0.4)	**(0.5)**
Adjustments to tax in respect of prior periods	-	-	**(2.1)**
Total current tax	4.6	1.7	**1.1**

12. Earnings per share

The calculations of earnings per share are based on the following profits attributable to ordinary shareholders and the weighted average numbers of shares.

	2000 (restated)	2001 (restated)	**2002**
Earnings (£m)	24.5	(2.7)	**2.9**
Weighted average number of shares (‘000)	471,148	592,074	**592,074**
Basic and diluted earnings per share (p)	5.2	(0.5)	**0.5**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13. Intangible fixed assets

	Goodwill £m	Other £m	Total £m
Cost:			
At I January 2001 (restated)	172.3	-	172.3
Additions	1.2	-	1.2
At 31 December 2001 (restated)	173.5	-	173.5
Additions	1.3	0.8	2.1
At 31 December 2002	**174.8**	**0.8**	**175.6**
Amortisation:			
At I January 2001	2.8	-	2.8
Provided during the period	8.9	-	8.9
At 31 December 2001	11.7	-	11.7
Provided during the period	8.8	-	8.8
At 31 December 2002	**20.5**	**-**	**20.5**
Net book value:			
At 31 December 2000 (restated)	169.5	-	169.5
At 31 December 2001 (restated)	161.8	-	161.8
At 31 December 2002	**154.3**	**0.8**	**155.1**

The closing balance as at 31 December 2001 represents the goodwill arising on the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure, see note 15(a)) which is being amortised on a straight-line basis over 20 years. This is the period over which the directors estimate that the values of the underlying businesses are expected to exceed the values of the underlying assets.

The addition to goodwill in the year ended 31 December 2002 relates to the acquisition of the Zetters Pools business (see note 15(b)). This is being amortised on a straight-line basis over 3 years from the date of acquisition. This is the period over which the Directors estimate that the values of the underlying business are expected to exceed the values of the underlying assets.

The addition to "other" in the year ended 31 December 2002 relates to costs incurred in respect of developing interactive television gaming products. These will be amortised over their estimated useful lives of 5 years once trading has commenced.

14. Tangible fixed assets

	Long Leasehold Land & Buildings £m	Plant & Machinery £m	Work in Progress £m	Total £m
Cost:				
At 1 January 2001	1.1	8.8	-	9.9
Additions	-	0.9	1.1	2.0
Disposals	-	(0.1)	-	(0.1)
At 31 December 2001	1.1	9.6	1.1	11.8
Additions	1.2	2.6	0.3	4.1
Acquisition of Zetters Pools business (see note 15(b))	0.1	0.1	-	0.2
Reclassification	-	1.1	(1.1)	-
Disposals	(0.6)	(0.1)	-	(0.7)
At 31 December 2002	**1.8**	**13.3**	**0.3**	**15.4**
Depreciation:				
At 1 January 2001	-	1.2	-	1.2
Provided during the period	-	2.2	-	2.2
Impairment charged to fair value (see notes 13 & 15(a))	-	1.2	-	1.2
Disposals	-	-	-	-
At 31 December 2001	-	4.6	-	4.6
Provided during the period	0.1	2.3	-	2.4
Disposals	-	(0.1)	-	(0.1)
At 31 December 2002	**0.1**	**6.8**	**-**	**6.9**
Net book value:				
At 31 December 2000	1.1	7.6	-	8.7
At 31 December 2001	1.1	5.0	1.1	7.2
At 31 December 2002	**1.7**	**6.5**	**0.3**	**8.5**

15. (a) Acquisition of Littlewoods Gaming (formerly Littlewoods Leisure)

On 4 September 2000 Sportech PLC acquired the whole of the share capital of Littlewoods Promotions Limited, Littlewoods Leisure Marketing Services Limited, Littlewoods Competitions Company Limited and Littlewoods Lotteries Limited, which companies together with their subsidiaries collectively comprised the Leisure division of The Littlewoods Organisation PLC. The purchase consideration was £162.5m satisfied by cash. Goodwill arising on the acquisition of these companies was capitalised and included within intangible fixed assets (see note 13). As indicated in the 2000 financial statements, the provisional fair value adjustments were finalised during 2001. As a result further adjustments were made.

An analysis of these adjustments is as follows:

	Originally assessed fair value £m	Adjustments £m	Final fair value to group £m
Tangible fixed assets	9.6	(1.2)	8.4
Stock	0.3	-	0.3
Trade debtors	3.8	-	3.8
Other debtors	1.9	-	1.9
Prepayments	5.0	-	5.0
Deferred tax (restated, see note 3)	0.3	-	0.3
Cash	6.4	-	6.4
Total assets	27.3	(1.2)	26.1
Bank overdrafts	(4.1)	-	(4.1)
Trade creditors	(4.8)	-	(4.8)
Corporation tax	(3.4)	0.3	(3.1)
Other taxes	(4.9)	(0.2)	(5.1)
Accruals and deferred income	(18.3)	(0.1)	(18.4)
Total liabilities	(35.5)	-	(35.5)
Net (liabilities) acquired	(8.2)	(1.2)	(9.4)
Acquisition costs			(1.6)
Goodwill			173.5
Discharged by cash			162.5

The reasons for the further adjustments made were as follows:

- Tangible fixed assets and other taxes – the carrying values of hand held pools bet capture equipment were written down to their recoverable amount following an impairment review in accordance with the requirements of FRS 11. This follows a re-assessment of the number of terminals being actively used by pools collectors.
- Corporation tax – adjustment made to reflect the agreement of prior year corporation tax assessments with the Inland Revenue.
- Accruals and deferred income – adjustment made to reflect liabilities in respect of the management of charity lotteries not identified at the time of the original fair value exercise.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15. (b) Acquisition of Zetters Pools business

On 29 August 2002 Sportech PLC acquired the Football Pools business of Zetters International Pools Limited. The purchase consideration was £1.4m satisfied by cash. Goodwill arising on the acquisition of this business has been capitalised and included within intangible fixed assets and amortised over 3 years (see note 13). An analysis of the acquisition is as follows:

	Book value £m	Fair value adjustments £m	Fair value £m
Tangible fixed assets	0.2	-	0.2
Prepayments	0.2	-	0.2
Cash	0.7	-	0.7
Total assets	1.1	-	1.1
Trade creditors	(0.2)	-	(0.2)
Accruals and deferred income	(0.7)	-	(0.7)
Total liabilities	(0.9)	-	(0.9)
Net assets acquired	0.2	-	0.2
Acquisition costs			(0.1)
Goodwill (see note 13)			1.3
Discharged by cash			1.4

The acquired business has contributed £1.8m to turnover and £0.4m to operating profit for the year ended 31 December 2002.

16. Stock

	2001 £m	**2002 £m**
Consumable stores	0.2	**0.1**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17. Debtors

	2001 (restated) £m	**2002** **£m**
Amounts falling due within one year:		
Trade debtors	2.5	**1.8**
Provision for bad debts	(1.2)	**(0.2)**
Other debtors	1.2	**0.8**
Prepayments	3.2	**5.9**
	5.7	**8.3**
Amounts falling due after more than one year:		
Deferred tax	1.6	**1.0**
Deferred tax comprises:		
Accelerated capital allowances	1.5	**1.0**
Short term timing differences	0.1	**-**
	1.6	**1.0**
Movement in deferred tax:		
At 1 January 2001 as previously stated		-
Prior period adjustment (note 3)		2.0
At 1 January 2001 as restated		2.0
Amount charged to profit and loss		(0.4)
At 31 December 2001		1.6
Amount charged to profit and loss		(0.6)
At 31 December 2002		**1.0**

18. Cash

		2001 £m	**2002** **£m**
Cash balances held on behalf of registered charities	(a)	1.2	**1.7**
Cash balance constituting committed security	(b)	3.3	**2.3**
Cash balance constituting security for gaming licence	(c)	-	**2.0**
Other cash balances		8.4	**-**
		12.9	**6.0**

(a) Cash balances held on behalf of registered charities relate to the sale of Charity Scratchcards in respect of charity lotteries which have not reached their final sale date and for which proceeds have not been passed to the charities concerned.

(b) The cash balance constituting committed security relates to deferred payments which must be made under a contractual obligation of a subsidiary company. The contract is with Rehab Charity Lotteries, and relates to the running of charity lotteries.

(c) The cash balance constituting security for gaming licence represents a deposit made into an Isle of Man bank account which was required to obtain a gaming licence in the Isle of Man for the on-line casino.

19. Creditors: amounts falling due within one year

	2001 £m	**2002** **£m**
Current instalments due on loans	15.9	**15.9**
Bank overdrafts	2.9	**5.7**
Trade creditors	4.1	**4.6**
Corporation tax	2.9	**1.4**
Other taxes and social security costs	4.0	**2.8**
Accruals and deferred income	13.1	**13.1**
	42.9	**43.5**

20. Creditors: amounts falling after more than one year

	2001 £m	**2002** **£m**
Bank loans	117.9	**104.0**

Bank loans are repayable as follows:

	2001 £m	**2002** **£m**
2003	15.9	**15.9**
2004	25.5	**16.0**
2005	31.2	**16.0**
2006	37.2	**16.0**
2007	24.0	**16.0**
2008	-	**40.0**
	133.8	**119.9**

In order to finance the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure) loans and overdrafts were arranged with and drawn from the Bank of Scotland. In respect of the loans, two separate loan facilities were negotiated:

- The first facility was for £110.0m repayable over 5 years commencing 18 months from the draw down of the loan. £16m of scheduled payments were made in 2002 (2001: £nil). The repayment terms of this loan have been renegotiated during the financial year and the loan is now repayable by 31 December 2008.
- The second was a facility for £30.0m repayable, in whole or in part, at the Company's discretion at 30 days notice but with a fixed repayment date, if this option was not exercised, of 31 December 2006. The repayment terms of this loan have also been renegotiated during the financial year, and the loan is now repayable by 31 December 2008. No repayments were made during the year (2001: £6.0m).

During the financial year, further loans and working capital facilities have been agreed with the Bank of Scotland to assist in the financing of the Group's investment in Interactive Developments:

- Loan facilities of £11.0m have been made available to the Company repayable, in whole or in part, at the Company's discretion but with a fixed repayment date, if this option was not exercised, of 31 December 2008. £2m has been drawn against this facility during the year.

21. Financial instruments

The Group's financial instruments, other than derivatives, comprise bank loans, bank overdraft and cash and term bank deposits, as well as trade debtors and creditors that arise directly from its operations. The main purpose of these financial instruments is to provide finance for the Group's future operations and potential acquisitions.

The Group also enters into derivatives transactions (principally interest rate swaps, caps and floors, and forward foreign currency contracts). The purpose of such transactions is to manage the interest and currency risks arising from the Group's operations and its sources of finance.

The main risks arising from the Group's financial instruments are interest rate risk and liquidity risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below. Short-term debtors and creditors have been excluded from all the following disclosures, in accordance with FRS 13, Derivatives and other financial instruments.

Financial liabilities

It is the Group's policy to hedge interest rate risk using interest rate swaps, floors and caps. An analysis of the Group's financial liabilities, all of which are denominated in sterling, is set out below:

	2001 £m	**2002** **£m**
Fixed rate	104.0	**-**
Floating rate	30.0	**125.7**
Non-interest bearing	0.9	**-**
Total	134.9	**125.7**
Fixed rate financial liabilities weighted averages:		
Interest rate (%)	5.75	**n/a**
Period for which rate is fixed (months)	12	**n/a**

Floating rates are based on LIBOR. For financial years 2003-2005, the balance of the first loan facility described in note 20 less £6.0m is hedged using an interest rate cap at 6%. At the year end, this represented £88.0m.

The maturity profile of the Group's borrowings is set out in note 20. All other financial liabilities are repayable within one year or on demand.

The profile of the balance of the loan covered by the interest rate cap is as follows:

	31 March **£m**	**30 June** **£m**	**30 September** **£m**	**31 December** **£m**
2002				88.0
2003	84.0	80.0	76.0	72.0
2004	68.0	64.0	60.0	56.0
2005	52.0	48.0	44.0	40.0
2006	36.0	32.0	28.0	24.0

21. Financial instruments (continued)

Financial assets

Financial assets comprise cash at bank and term deposits of £6.0m (2001: £12.9m), further details of which can be found in note 18, and the interest rate cap noted on the previous page of £0.9m (2001: £0.9m).

Term bank deposits are placed on a 7 day rolling basis and earn interest at rates based on Bank of England base rate. The cash at bank, which is on a floating rate, earns interest based on Bank of England base rate.

All financial assets mature within one month of the year end, with the exception of the interest rate cap.

Currency exposures

It is the Group's policy to hedge against foreign currency risk by entering into forward foreign currency contracts to eliminate the currency exposures that arise on transactions denominated in foreign currencies.

At both the current and prior period ends all amounts in the balance sheet were receivable or payable in £ sterling, and hence the Group had no exposure to foreign currency movements at the year end. There are no foreign exchange hedges at the year end (2001: nil).

Borrowing facilities

The Group has various available borrowing facilities, including the loan facilities set out in note 20. The undrawn committed facilities at 31 December 2002 in respect of which all conditions precedent had been met were as follows:

	2001 £m	**2002** **£m**
Expiring in:		
- one year or less	-	**0.3**
- more than one year but less than two years	-	**-**
- more than two years	-	**9.0**
	-	**9.3**

Fair values of financial assets and financial liabilities

The fair value of the financial assets and liabilities is not materially different from the book value, with the exception of the interest rate cap, which has a book value of £0.85m and a fair value of £0.10m.

22. Provisions for liabilities and charges

	Restructuring **£m**
At 1 January 2001	1.8
Charged in 2001	(1.8)
At 1 January 2002 and 31 December 2002	**-**

The provision relates to costs of integrating the business of Littlewoods Gaming (formerly Littlewoods Leisure, see note 15).

23. Shareholders' funds/(deficit)

	2000	2001	**2002**
Authorised ordinary shares:			
Number of ordinary shares authorised at beginning of period	322,942,000	785,000,000	785,000,000
Increase in authorised in the period	462,058,000	-	-
Number of ordinary shares authorised at end of period	785,000,000	785,000,000	**785,000,000**
Issued ordinary shares:			
Number of ordinary shares outstanding at beginning of period	254,274,885	592,074,183	592,074,183
Issued in the period	337,799,298	-	-
Number of ordinary shares outstanding at end of period	592,074,183	592,074,183	**592,074,183**
Equivalent par value of ordinary share capital at end of year	£29,603,709	£29,603,709	**£29,603,709**
Authorised and issued deferred shares			
Number of deferred shares outstanding at beginning of period	17,057,795	17,057,795	17,057,795
Cancelled in the period (see below)	-	-	(17,057,795)
Number of deferred shares outstanding at end of period	17,057,795	17,057,795	-
Equivalent par value of deferred share capital at end of year	£852,890	£852,890	**£nil**

For the purposes of UK Financial Reporting Standard 4, deferred share capital of £0.9m constituted non-equity shareholders funds. The deferred shares had no entitlement to participate in the profits of the Company or to vote in general meetings of the Company. On a winding up of the company the deferred shareholders were only entitled to be repaid their subscription price after payment has been made to ordinary shareholders of £10,000 in respect of each ordinary share in issue.

An analysis of the share premium account is as follows:

	2000 £m	2001 £m	**2002** **£m**
Balance at the beginning of the period	36.1	47.1	**47.1**
Issued in the period	11.8	-	**-**
Expenses of share issues	(0.8)	-	**-**
Cancelled in the period (see below)	-	-	**(47.1)**
Balance at the end of the period	47.1	47.1	**-**

Following confirmation from the Court of Session in Scotland, the following became effective from 23 December 2002:

- The parent company's share premium account has been used to eliminate a deficit in distributable reserves of the same amount by transfer to the profit and loss account reserve.
- The parent company's deferred share capital has been cancelled, resulting in a credit to the profit and loss account reserve equal to the nominal value of the cancelled shares. The rights which were attached to the deferred shares are summarised above.

A summary of the entries is as follows:

	Deferred share capital £m	Share premium account £m	Profit & loss account reserve £m
Cancellation of deferred share capital	(0.9)	-	0.9
Transfer of share premium account	-	(47.1)	47.1
Total	**(0.9)**	**(47.1)**	**48.0**

23. Shareholders’ funds/(deficit) (continued)

Changes in the profit and loss account reserve are as follows:

	2000 (restated) £m	2001 (restated) £m	**2002** **£m**
Balance at the beginning of the period	(70.8)	(46.3)	**(49.0)**
Net profit/(loss) for the period	24.5	(2.7)	**2.9**
Cancellation of deferred share capital	-	-	**0.9**
Transfer of share premium account	-	-	**47.1**
Balance at the end of the period	(46.3)	(49.0)	**1.9**

Changes in shareholders’ funds/(deficit) are as follows:

	2000 (restated) £m	2001 (restated) £m	**2002** **£m**
Shareholders’ funds/(deficit) at the start of the period as previously reported	(21.1)	29.6	**27.3**
Prior period adjustment (note 3)	-	1.7	**1.3**
Shareholders’ funds/(deficit) at the start of the period as restated	(21.1)	31.3	**28.6**
Net profit/(loss) for the period	24.5	(2.7)	**2.9**
Dividends	-	-	**-**
Proceeds of ordinary shares issued for cash	28.7	-	**-**
Issue expenses charged to additional paid in capital	(0.8)	-	**-**
Shareholders’ funds the end of the period	31.3	28.6	**31.5**

The Company has previously been unable to declare dividends due to accumulated losses. Following the cancellation of the deferred share capital, the transfer of the share premium account to the profit and loss account reserve and the retained profit for the period, the Company is now in a position to declare dividends, though none have been proposed. The Company will review its dividend policy in the future. There can be no assurances with respect to future dividends.

Details of share options can be found under Item 6E - Share Ownership and this information forms part of the Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

24. Reconciliation of operating profit to net cash inflow from operating activities

	2000 £m	2001 £m	**2002** **£m**
Operating profit	26.4	8.6	**11.4**
Exchange movement on loans	0.1	-	**-**
Increase/(decrease) in provisions	1.8	(1.8)	**-**
Depreciation on property, plant & equipment	1.2	2.2	**2.4**
Amortisation of goodwill	2.8	8.9	**8.8**
Amortisation of loan arrangement fee	0.1	0.1	**-**
Profit on disposal of tangible fixed assets	-	(0.1)	**(0.1)**
Profit on disposal of business	-	-	**(0.5)**
Decrease in Stock	0.1	-	**0.1**
(Increase)/decrease in trade debtors	1.9	0.6	**(0.3)**
(Increase)/decrease in other debtors	(0.1)	0.9	**0.4**
(Increase)/decrease in prepayments	0.5	2.2	**(2.5)**
Increase/(decrease) in trade creditors	(2.1)	0.8	**0.3**
(Decrease) in other taxes	(0.6)	(0.3)	**(1.2)**
Increase/(decrease) in accruals and deferred income	1.1	(6.4)	**(0.7)**
Net cash inflow from operating activities	33.2	15.7	**18.1**

Included within cash balances is £2.0m (2001: £nil) of cash to which the Group has restricted access. This relates to a deposit placed on the Isle of Man during 2002 in connection with the online casino business. This cash can only be accessed with the permission of the Isle of Man government (see note 18).

25. Analysis and reconciliation of net debt

	At 31 December 2000 £m	Cash flow £m	Other movements £m	At 31 December 2001 £m	Cash flow £m	Other movements £m	**At 31 December 2002 £m**
Cash at bank and in hand excluding charity cash balances	16.3	(4.6)	-	11.7	(7.4)	-	**4.3**
Bank overdrafts	(0.8)	(2.1)	-	(2.9)	(2.8)	-	**(5.7)**
	15.5	(6.7)	-	8.8	(10.2)	-	**(1.4)**
Debt due within one year	-	-	(15.9)	(15.9)	16.0	(16.0)	**(15.9)**
Debt due after one year	(139.7)	6.0	15.8	(117.9)	(2.0)	15.9	**(104.0)**
	(139.7)	6.0	(0.1)	(133.8)	14.0	(0.1)	**(119.9)**
	(124.2)	(0.7)	(0.1)	(125.0)	3.8	(0.1)	**(121.3)**

	2001 £m	**2002 £m**
Decrease in cash in period	(7.1)	**(9.7)**
Movement in charity cash	0.4	**(0.5)**
Change in net debt resulting from cash flows	(6.7)	**(10.2)**
Cash inflow from increase in loans	-	**(2.0)**
Cash outflow from repayment in loans	6.0	**16.0**
Amortisation of deferred loan arrangement fee	(0.1)	**(0.1)**
Movement in net debt for the period	(0.8)	**3.7**
At 1 January 2002	(124.2)	**(125.0)**
At 31 December 2002	(125.0)	**(121.3)**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26. Capital commitments

	2001 £m	**2002** **£m**
Contracts placed for future capital expenditure not provided for in the financial statements	0.4	**0.6**

27. Operating lease commitments

Annual commitments under non-cancellable operating leases in respect of plant and equipment are as follows:

	2001 £m	**2002** **£m**
Expiring between two and five years	0.1	**0.1**
Expiring after more than five years	-	**0.2**
	0.1	**0.3**

28. Other commitments

Collector Incentive Scheme

In December 1996, an incentive scheme to reward football pools collectors was established. Under the terms of the scheme, the collectors earn points on the basis of their sales. These points can be converted into vouchers to purchase items from high street shops. On the basis of similar schemes, a redemption rate attributable to these points has been established and an appropriate provision made in these accounts. The value of the points not provided for in these financial statements amounts to £2.4m. (2001: £1.9m)

28. Other Commitments (continued)

Material contracts

The Company has entered into a number of material contracts that will generate future commitments that cannot be fixed in extent as the contracts relate to transaction volumes that are variable in nature. A summary of these contracts is as follows:

Rehab

Rehab is a UK charity for which Littlewoods Leisure runs society lotteries in return for a management fee of approximately 30% of sales. The contract runs until 30 April 2005, subject to earlier termination at the Company's option on three months' notice. The contract guarantees a minimum payment to Rehab of £8 million. This consists of an initial advance sum of £3 million, paid in February 2000, plus 20 quarterly advance payments of £250,000, payable from 1 May 2000. These payments will be set off against charity proceeds earned from ticket sales. Any excess of charity proceeds over the minimum payments made as at the end of any year is paid to Rehab in an annual catch-up payment. Charity proceeds are generally 20% of ticket sales and budgeted to be around £1.5 million annually.

An amount of £5 million, the sum of the quarterly advance payments, was deposited in a separate bank account with withdrawals only possible with Rehab's agreement (the "Deposit"). If the Company exercises its right to early termination or if any of the quarterly advance payments are improperly withheld by the Company, the remaining balance in the Deposit is immediately payable to Rehab. At 31 December 2002, the balance of the Deposit was £2,250,000 (2001: £3,250,000).

The Company expects to receive approximately £2.1 million per annum in management fees. The Company is also entitled to run non-scratchcard lotteries for Rehab, in which case any charity proceeds paid to Rehab shall be set off against the Deposit until the Deposit has been exhausted in the same way as charity proceeds from scratchcard sales. The Company must also ensure that sales of Rehab scratchcards represent at least 50% of the Company's total scratchcard sales.

Vertex Data Science

Vertex supplies call centre services to Bet Direct. Charges are based on the volume of calls handled. The contract is for five years from 1 July 2001. Early termination will trigger a payment of £300,000 in years one and two and £200,000 in years three through five.

The Littlewoods Organisation

Littlewoods Leisure has been licensed, at no cost, to use 'Littlewoods' as part of Littlewoods Leisure's branding for betting, gaming and lottery products. The agreement will run until at least 3 September 2010 and can be terminated on or after that date with two years' prior notice.

29. Legal matters

Seagate Technology inc. ("Seagate")

The Company's legal action against Seagate began on 18 November, 1992 in the United States District Court for the Central District of California ("the District Court") seeking reasonable royalties and damages for wilful infringement of the Company's '383 patent. During 1999 the Company was successful in strengthening its case against Seagate.

On 16 April, 1999 the Company reported the findings of the United States Court of appeals for the Federal Circuit ("the Appeal Court") in the appeals lodged by the Company and Seagate against judgements issued in 1997 by the District Court. The Appeal Court vacated (i.e., overturned) the previous judgements in two important respects:

i) In 1997, the District Court had interpreted the Company's patent claims to include thermal compensation and on this basis decided that Seagate did not infringe the Company's patent. The Appeal Court adopted a different interpretation of these claims and decided that the Company's claims 3, 5, 8, and 17 of the '383 patent do not include thermal compensation. The Appeal Court therefore overturned the District Court's finding of non-infringement and sent the case back to the District Court for trial to resolve whether or not there has been infringement under the new interpretation of the Company's claims.

ii) The Appeal court also vacated the District Court's judgement regarding the Company's California state law claims. These claims assert that Seagate engaged in unfair competition and interference with the Company's prospective economic advantage. The District Court had earlier held that the Company did not allege facts sufficient to state a cause of action for trial. The Appeal Court found that there were sufficient issues of fact for these to be sent back to the District court for trial.

Further, as a result of the Appeal Court's decision to vacate earlier judgements, Seagate's cross appeal for an award of attorney's fees (which had previously been rejected by the District Court) was not granted. The Company received in July 1999 a refund of the costs plus interest (approximately $250,000) that the District Court had awarded to Seagate and which the Company had paid in 1998.

The Appeal Court's findings above were favourable to the Company. The Appeal Court did not grant the Company's appeal for consequential business damages in addition to its claims for a reasonable royalty. The exclusion of consequential damages was not considered by the Directors to be material to the main thrust of the litigation.

Following the issuance of the judgements described above, Seagate requested that the Appeal Court amend its decision, in particular that part of the judgements relating to the Company's California state law claims. Seagate also filed on 26 April, 1999, a combined petition for rehearing and a suggestion for rehearing en banc (i.e., by all of the judges of the Appeal Court). The Appeal Court ruled against Seagate in all three of these requests, and remanded the case back to the District Court in July 1999. Seagate, however, on 1 October 1999 exercised its right to petition the Supreme Court for a review of the Appeal Court's judgements. In July 1999, the District Court recommenced proceedings that were necessary for a jury trial to be scheduled. However, these proceedings were postponed by the Court to allow time for the Supreme Court to decide whether it would hear Seagate's petition.

On 18 January 2000, the Supreme Court denied Seagate's petition for a hearing.

On the advice of its US lawyers, the Company agreed to participate in mediation discussions with Seagate in January 2000. As a result of the mediation, the Company and Seagate agreed to settle their dispute, without admission of liability by either party, and Seagate paid to Sportech the sum of $45 million in full and final settlement of the Company's claims under its '383 patent. The company agreed to pay to the bank $27.5 million, out of the proceeds received from Seagate in full settlement of its overdraft borrowings and loan stock totalling $34 million.

The Directors believe that there are no matters in dispute that would have material adverse financial consequences for the Company.

30. Related Party Transactions

The extent of transactions with related parties of Sportech PLC as defined by Financial Reporting Standard No. 8, and the nature of the relationship with them are summarised below:

a) The Foundation for Sports and Arts is a UK discretionary trust which was established in 1991 with the aim of encouraging and developing involvement in general sports activities and in the arts. The contributions are made by Littlewoods Promotions Limited and the trustees include Mr. G. Speakman, a director of both Sportech PLC and Littlewoods Promotions Limited.

   Contributions of £1.9m were made in the year (2001: £3.6m). At 31 December 2002, £0.1m (31 December 2001: £0.4m) was owed to the Foundation for Sports and Arts.

b) The Bank of Scotland provided loan finance for the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure), and is a significant shareholder with 28.4% of the Share Capital of the Company, as set out in "Item 7A – Share Ownership".

   The details of the balances on the loans as at 31 December 2002 and 31 December 2001 are set out in note 20. Interest on these loans amounting to £7.3m (2001: £9.3m) has been charged in these financial statements.

   The Group has also entered into interest rate swap and cap transactions with the Bank of Scotland, as set out in note 21. £nil (2001: £0.9m) was paid to the Bank of Scotland for the interest rate cap, and £1.0m (2001: £0.3m) of interest was charged under interest rate swap contracts.

c) The Group's head office, Sportech House, is owned by Northern Trust Company Limited. There is common control of Northern Trust Company Limited and Newby Manor Limited, which is a significant shareholder with 28.4% of the Share Capital of the Company, as set out in "Item 7A – Share Ownership".

   £0.2m of rent has been charged in these financial statements (2001: £nil). The lease period is for ten years and the contract included an initial rent free period of six months, the equivalent cost of which is being held in Accruals and Deferred Income and amortised over the period to the earliest break point in the contract (5 years), in accordance with UITF 28, Operating Lease Incentives. At 31 December 2002, £0.1m (31 December 2001: £nil) was held in Accruals and Deferred Income.

31. Pension Scheme

The Group participates in two pension schemes. One is a defined contribution stakeholder scheme, and the second is a defined benefit scheme, which is funded.

Summary of pension contributions paid

	2001 £m	**2002** **£m**
Defined contribution schemes:		
Littlewoods plc scheme prior to 5 April 2001	0.3	**-**
Stakeholder pension scheme subsequent to 6 April 2001	0.3	**0.4**
	0.6	**0.4**
Defined benefit scheme contributions	0.2	**0.2**
Total pension contributions (see note 9)	0.8	**0.6**

Defined contribution scheme

Those employees who joined the Group consequent upon the acquisition of Littlewoods Leisure and who were aged under 50 on 4 September 2000, and all other employees of Sportech can join a stakeholder pension scheme established on 6 April 2001. The contributions to this scheme are made at a rate of 8% of pensionable salaries.

31. Pension Scheme (continued)

Defined benefit scheme

Pursuant to the sale agreement between Littlewoods plc and Sportech, a defined benefit scheme has been set up for those employees who joined the Group consequent upon the acquisition of Littlewoods Gaming (formerly Littlewoods Leisure) and who were aged 50 or over on 4 September 2000, the date of the acquisition. This scheme was formed on 6 April 2001 and currently has 65 members (2001: 97 members).

The Group has continued to account for pensions in accordance with SSAP 24 and the disclosures required by that standard are set out in (i). FRS 17, Retirement Benefits, was issued in November 2000 but the Group is not required to implement the new standard fully until the year to 31 December 2005. However, FRS 17 requires certain disclosures to be made in these accounts. To the extent that they are different or additional to those required under SSAP 24 these are set out in (ii).

(i) SSAP 24

The most recent actuarial valuation was carried out at 6 April 2001 by the independent actuary. The principal assumptions and results of the valuation are set out below:

Discount rate and expected rate of investment return	6.0%
Rate of increase in pensionable salaries	4.5%
Rate of increase in pensions in payment and inflation	3.0%
Market (& actuarial) value of assets	£0.3m
Level of funding (actuarial value of assets as a percentage of accrued service liabilities)	100%

The next actuarial valuation is due to be carried out no later than 6 April 2004.

The contributions of the employees have been set at the rates set out in the rules of the fund of 6% of pensionable salary. The contributions of the relevant Group companies are 20.2% of pensionable salary.

The total charge for the year in the accounts of the Group was £0.2m (2001: £0.2m). There were no outstanding or prepaid contributions at either the beginning or end of the year.

(ii) FRS 17

The valuation used for FRS 17 disclosures has been based on the most recent actuarial valuation at 6 April 2001 amended to take account of the requirements of FRS 17 and updated to 31 December 2002 by a qualified independent actuary. The principal assumptions used by the actuary for this purpose are set out below:

	2001	**2002**
Rate of increase in pensionable salaries	4.2%	**4.0%**
Rate of increase in pensions in payment	2.7%	**2.5%**
Discount rate	5.7%	**5.4%**
Inflation assumption	2.7%	**2.5%**

31. Pension Scheme (continued)

The assets in the Scheme and the expected rates of return (net of administrative expenses) were:

	Long term rate of return expected 31 December 2001 %	Value at 31 December 2001 £m	**Long term rate of return expected 31 December 2002 %**	**Value at 31 December 2002 £m**
Equities	-	-	**7.3**	**0.3**
Bonds	-	-	**-**	**-**
Cash	4.5	0.3	**4.0**	**0.3**
Total market value of assets		0.3		**0.6**
Present value of scheme liabilities		0.3		**0.5**
Surplus in the scheme		0.0		**0.1**
Related deferred tax liability		0.0		**-**
Net pension asset		0.0		**0.1**

At 31 December 2001, all the assets of the scheme were held on fixed rate deposit, pending the formal appointment of professional investment managers.

If the above amounts had been recognised in the financial statements, the Group's nets assets and profit and loss reserves at 31 December 2002 and 31 December 2001 would be as follows:

	2001 £m	**2002 £m**
Net assets excluding pension asset	28.6	**31.5**
Pension asset	-	**0.1**
Net assets including pension asset	28.6	**31.6**
Profit & loss reserve excluding pension asset	(49.0)	**1.9**
Pension reserve	-	**0.1**
Profit & loss reserve	(49.0)	**2.0**

Analysis of the amount charged to operating profit

The following amounts would have been charged to profit & loss in the year to 31 December 2002 under the requirements of FRS 17:

	2002 £m
Current service	**0.2**
Past service cost	**-**
Total operating charge	**0.2**

31. Pension Scheme (continued)

Movement in surplus during the year

	2002 £m
Surplus in scheme at the beginning of the year	-
Movements:	
Current service cost	(0.2)
Contributions	0.2
Past service cost	-
Other finance income	-
Actuarial gain	0.1
Surplus in the scheme at the end of the year	0.1

Analysis of the amount credited to other finance income

The following amounts would have been credited to other finance income in the year to 31 December 2002 under the requirement of FRS 17:	2002 £m
Expected return on scheme assets	-
Interest on pension scheme liabilities	-
Net return	-

Analysis of the amount recognised in the statement of total recognised gains and losses

The following amounts would have been recognised in the statement of total recognised gains and losses in the year to 31 December 2002 under the requirement of FRS 17:	2002 £m
Actual return less expected return on pension scheme assets	-
Experience gains and losses arising on scheme liabilities	0.1
Changes in the assumptions underlying the present value of the scheme liabilities	-
Actuarial gain recognised in the statement of total recognised gains and losses	0.1

History of experience gains and losses

	2002 £m
Difference between actual and expected return on scheme assets:	
Amount (£m)	-
Percentage of scheme assets	0.7%
Experience gains and losses on scheme liabilities	
Amount (£m)	0.1
Percentage of the present value of scheme liabilities	21.1%
Total amount recognised in statement of total recognised gains and losses:	
Amount (£m)	0.1
Percentage of the present value of scheme liabilities	19.4%

32. Summary of significant differences between US GAAP and UK GAAP

The consolidated financial statements are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. These differences relate principally to the following items and the impact upon the presentation of results and the effect on net income and shareholders' equity is shown in the following tables. In preparing the summary of differences between UK and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenue and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other areas. Actual results could differ from these estimates.

Effect on net income on differences between UK GAAP and US GAAP

	2000 £m	2001 £m	**2002** **£m**
Net profit/(loss) under UK GAAP as previously reported	22.8	(2.3)	**2.9**
FRS 19 prior year adjustment	1.7	(0.4)	**-**
Net profit/(loss) under UK GAAP as restated	24.5	(2.7)	**2.9**
US GAAP adjustment:			
Derivative financial instruments (note e)	-	(0.5)	**(0.2)**
Amortisation of goodwill (note f)	-	-	**8.8**
Pre-contract costs (note h)	-	-	**(0.8)**
Defined benefit plan (note i)	-	-	**0.1**
Tax effect of US GAAP adjustments (note b, e)	-	0.1	**0.1**
Net income/(loss) under US GAAP	24.5	(3.1)	**10.9**

Effect on shareholders' funds of differences between UK GAAP and US GAAP

	2001 £m	**2002** **£m**
Shareholders' funds under UK GAAP as previously reported	27.3	**31.5**
FRS 19 prior year adjustment	1.3	**-**
Shareholders' funds under UK GAAP as restated	28.6	**31.5**
US GAAP adjustments:		
Derivative financial instruments (note e)	(0.5)	**(0.7)**
Amortisation of goodwill (note f)	-	**8.8**
Pre-contract costs (note h)	-	**(0.8)**
Defined benefit plan (note i)	-	**0.1**
Tax effect of US GAAP adjustments (note b, e)	0.1	**0.2**
Shareholders' funds under US GAAP	28.2	**39.1**

Effect on EPS of calculating under US GAAP

	2000 Pence per share	2001 Pence per share	**2002** **Pence per share**
Basic and diluted earnings/(loss) per share:			
Before extraordinary items under US GAAP	4.7	(0.5)	**1.8**
Extraordinary gain on early extinguishment of debt (note c)	0.5	-	**-**
After extraordinary items under US GAAP	5.2	(0.5)	**1.8**

32. Summary of significant differences between US GAAP and UK GAAP (continued)

a) Restatement

Financial Reporting Standard ("FRS") 19, the UK standard on deferred tax, has been adopted for the first time in 2002. The Group previously provided deferred tax using the liability method under SSAP 15 and only recognised deferred tax liabilities to the extent that it was probable that the liabilities would crystallise. Deferred tax assets were only recognised to the extent that their recoverability was assured beyond reasonable doubt. Under FRS 19 the recognition criteria for deferred tax assets has changed resulting in the recognition of a deferred tax asset under UK GAAP in respect of US tax losses and other timing differences that are regarded as recoverable against future profits. The adoption of FRS 19 has also had an impact on capitalised goodwill since the restatement of deferred tax balances acquired has had a corresponding effect upon the goodwill recognised on those acquisitions. A prior year adjustment to the UK GAAP figures has been made in these financial statements to reflect the adoption of FRS 19 and, where indicated, comparative figures have been restated. The impact on the profit and loss account under UK GAAP has been to decrease the profit after taxation by £0.6m in 2002, to increase the loss after taxation by £0.4m in 2001 and to decrease the profit after taxation by £2.6m in 2000. The restatement also had the effect of increasing shareholders funds under UK GAAP by £1.3m and £1.7m in 2001 and 2000 respectively. For further details see Note 3 in "Item 17. Financial Statements."

b) Deferred taxation

Under US GAAP deferred taxation is provided on all temporary differences under the liability method, subject to a valuation allowance on deferred tax assets where applicable, in accordance with FAS109, Accounting for Income Taxes.

Under UK GAAP, up to the year ended 31 December 2001, deferred taxation was provided on timing differences to the extent that a liability or asset was expected to crystallise in the future. This policy has changed during the year as explained above and in notes 2 and 3, and prior period adjustments have been processed as set out in note 3.

There should now be no adjustments required by the Company to reconcile between UK and US GAAP, and hence there are no entries in the tables on the prior page for deferred tax, other than adjustments to deferred tax resultant from other UK GAAP to US GAAP adjustments identified below.

c) Exceptional items

Exceptional items are material items within the consolidated ordinary activities, which under UK GAAP are required to be disclosed separately due to their size or incidence. One item in the UK financial statements has been disclosed as an exceptional item, and two further items have been highlighted on the face of the profit and loss account due to their particular nature.

Under US GAAP, to be classified as an extraordinary item, a transaction needs to both unusual in nature and infrequent in occurrence. Only the gain on the early extinguishment of debt of £3.9m was considered as extraordinary under US GAAP. Attributable tax on this debt waiver amounts to £1.2m. This is a classification difference only and does not result in any difference in shareholder funds or in net income; however see the presentation of earnings per share above taking into effect this extraordinary treatment following the reconciliation to net income herein.

d) Share options

Under UK GAAP the Company does not recognise compensation expense, at the date of grant, of share options granted under the employee share option schemes unless the exercise price is at a discount to the open market value at date of grant.

Under US GAAP, the Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". In accordance with APB 25, as the number of options that will be available to participants is dependent on the attainment of certain long-term performance goals of the Company, compensation expense should be charged to income over the performance (vesting) period adjusted for changes in the market price of the stock during the period. For the period ending 31 December 2002, as with the prior period, no compensation expense was recognised for the company's employee stock options granted as the exercise price of the options was greater than the market price of the underlying stock at year end.

32. Summary of significant differences between US GAAP and UK GAAP (continued)

d) Share options (continued)

The following pro forma information regarding net income/(loss) and earnings/(loss) per share is required when APB 25 accounting is elected, and was determined as if the Company had accounted for its employee stock options under the fair value method of FAS 123, "Accounting for Stock-Based Compensation."

The weighted average fair value of options granted during the year was £0.11 (value of 2001 grant: £0.12). The fair values for these options were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002 grant (2001 grant comparatives given in brackets): risk-free interest rates of 4.0% (2001: 4.9%); volatility factors of the expected market price of the Company's ordinary shares of 0.57 (2001: 0.88); dividend yields of 0% (2001: 0%); and a weighted-average expected life of the options of 7 years (2001: 7 years). For purposes of pro forma disclosures, the estimated fair values of the options are amortised to expense over the option's vesting periods (in £m except for per share information):

	2000 £m	2001 £m	**2002** **£m**
Net income/(loss):			
As reported under US GAAP	24.5	(3.1)	**10.9**
Pro forma FAS 123 compensation expense	-	(0.1)	**(0.2)**
Pro forma net income/loss	24.5	(3.2)	**10.7**
Basic and diluted earnings/(loss) per share (pence):			
As reported under US GAAP	5.2p	(0.5p)	**1.8p**
Pro forma effect of FAS 123 compensation expense	-	-	**-**
Pro forma basic and diluted earnings/(loss) per share (pence)	5.2p	(0.5p)	**1.8p**

Activity with respect to Sportech's share option schemes is as follows:

	2000		2001		**2002**	
	Shares ('000)	Weighted average exercise price (p)	Shares ('000)	Weighted average exercise price (p)	**Shares ('000)**	**Weighted average exercise price (p)**
Outstanding at January 1	-	-	-	-	**5,800**	**14.75**
Granted	-	-	6,000	14.75	**6,300**	**17.42**
Lapsed	-	-	(200)	14.75	**(100)**	**14.75**
Outstanding at December 31	-	-	5,800	14.75	**12,000**	**16.15**
Exercisable at December 31	-	-	-	-	**-**	**-**

No share options are currently exercisable. Share options outstanding at December 31 2002, 2001 and 2000 were as follows:

	2000		2001		**2002**	
Exercise price (p)	Options ('000)	Remaining contractual life (years)	Shares ('000)	Remaining contractual life (years)	**Shares ('000)**	**Remaining contractual life (years)**
14.75	-	-	5,800	10	**5,700**	**9**
17.42	-	-	-	-	**6,300**	**10**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

32. Summary of significant differences between US GAAP and UK GAAP (continued)

e) Derivatives

In June 1998, the Financial Accounting Standards Board (FASB) issued FAS No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by FAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FAS No. 133. FAS No. 133 establishes accounting and reporting standards for derivative financial instruments, including certain derivatives used for hedging activities and derivatives embedded in other contracts. FAS No. 133 requires all derivatives to be recognised on the balance sheet at fair value. The recognition of the changes in the fair value of a derivative depends upon its intended use.

Derivatives that do not qualify for hedging treatment under FAS No. 133 must be adjusted to fair value through earnings. For fair value hedges that qualify under FAS No. 133, the changes in fair values of the derivatives will be recognised in earnings together with the change in fair value of the hedged item attributable to the risk being hedged. For cash flow hedges that qualify under FAS No. 133, the changes in the fair value of the derivatives will be recognised in other comprehensive income until the hedged item affects earnings. For all hedging activities, the ineffective portion of a derivative's change in fair value will be immediately recognised in earnings. The Company has adopted FAS No. 133 with effect from inception.

Under FAS No. 133 there is a requirement for contemporaneous hedge documentation before it is possible to offset changes in the fair value of a derivative with the change in the fair value of the corresponding hedged asset or liability. In the absence of such documentation it is necessary to record changes in the fair value of the derivatives in the income statement.

Contemporaneous documentation was not in place for the Company and accordingly the fair value of the interest rate cap of £0.1m, has resulted in a charge in the year of £0.4m.

In 2001, the fair values of the interest rate swap, £1.3m derivative liability, and the interest rate floor, £1.1m derivative asset have been charged to the income statement. The fair value of the interest rate cap of £0.5m has also resulted in a charge since inception to the income statement of £0.3m. The net impact of these derivatives on the amounts recognised for US GAAP compared to UK GAAP for the years ended 31 December 2002 and 2001 are as follows:

	2001 (restated)		**2002**	
	UK GAAP £m	US GAAP £m	**UK GAAP £m**	**US GAAP £m**
Profit and loss account				
Other income	-	1.1	**-**	**1.3**
Other expenditure	-	(1.6)	-	**(1.5)**
Taxation	-	0.1	**-**	**0.1**
Net impact	-	(0.4)	**-**	**(0.1)**
Balance sheet				
Other debtors – derivative assets				
Floor	-	1.1	**-**	**-**
Cap	0.8	0.5	**0.8**	**0.1**
Attributable deferred tax asset	-	0.1	**-**	**0.2**
Total assets	189.4	190.3	**179.0**	**178.5**
Other liabilities – derivative liability	-	(1.3)	**-**	**-**
Total shareholders' funds	28.6	28.2	**31.5**	**31.0**

Management has assessed the risk, on its consolidated financial statements, that the Bank of Scotland will not satisfy its obligations to the Company under the interest rate floor and cap and believes that there is no significant risk of default.

32. Summary of significant differences between US GAAP and UK GAAP (continued)

f) Amortisation of goodwill

Under UK GAAP, goodwill is amortised through the profit and loss account. A charge of £8.8m is included in the profit and loss account for the year ended 31 December 2002. In July 2001, the FASB issued FAS No. 142, "Goodwill and Other Intangible Assets" ("FAS 142") which supersedes APB Opinion No. 17, "Intangible Assets". FAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. FAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of FAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001, and hence the current financial year is the first financial year of the Company to apply FAS 142. FAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date.

Under UK GAAP, the Group periodically reviews the recoverability of goodwill, not identified with impaired long-lived assets, based on estimated discounted future cash flows from operating activities compared with the carrying value of goodwill and recognizes any impairment on the basis of such comparison Under US GAAP, the Group performed the transitional impairment test under FAS 142 as of January 1, 2002 by comparing the carrying value of each reporting unit to its fair value as determined by discounted future cash flows. Upon completion of the transitional impairment test, the group determined that no impairment was required as of January 1, 2002 as the fair value of each reporting unit exceeded carrying value. The Group also completed the annual impairment tests required by FAS 142 as at the end of 2002. Following this review, management have reviewed the carrying value of the goodwill in the balance sheet at 31 December 2002 and do not believe that any impairment write down is necessary. The impact on the profit and loss account of removing amortisation is to increase reported net income by £8.8m, and there is an equivalent increase in the value of goodwill in the balance sheet. For future years, the impact will be to reduce losses by a similar amount each year, until goodwill is fully amortised.

The following table shows the results of operations as if FAS 142 were applied to prior periods:

	2000 £m	2001 £m
	except per share amounts	
Profit/(loss) for the financial year as reported under US GAAP	24.5	(3.1)
Add back: goodwill amortization	2.8	8.9
Adjusted profit/(loss) for the financial year	27.3	5.8
Basic and diluted earnings/(loss) per equity share as reported under US GAAP (pence)	5.2	(0.5)
Add back: goodwill amortization (pence)	0.6	1.5
Adjusted earnings per equity share (pence)	5.8	1.0

The following table provides a roll forward of the Group's US GAAP goodwill during 2002:

	2002 £m
Balance as of 1 January 2002	**161.8**
Goodwill acquired	**1.3**
Balance as of 31 December 2002	**163.1**

During 2002, the Group completed the acquisition of the Zetters Pools business with an aggregate purchase price of £1.4m. Under both UK and US GAAP, a total of £1.3m has been recorded in goodwill in respect of this (see note 15(b) for the purchase price allocation).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

32. Summary of significant differences between US GAAP and UK GAAP (continued)

g) Cash flow information

Under UK GAAP the Consolidated Cash Flow statement is presented in accordance with UK Financial Reporting Standard No. 1 as revised ("FRS 1"). The Statement prepared under FRS 1 presents substantially the same information as that required under US GAAP as interpreted by FAS No. 95. Under UK GAAP, cash comprises cash in hand (including overnight deposits), net of bank overdrafts. Under US GAAP, cash and cash equivalents include cash and short term investments with original maturities of three months or less.

Under UK GAAP, cash flows are presented for operating activities; returns on investments and servicing of finance; taxation; capital expenditure and financial investment; acquisitions and disposals; equity dividends paid; management of liquid resources and financing. US GAAP requires the classification of cash flows as resulting from operating, investing and financing activities.

Cash flows under UK GAAP in respect of interest received, interest paid, investment income and taxation would be included within operating activities under US GAAP. Capital expenditure and financial investment and cash flows from acquisitions and disposals would be included within investing activities under US GAAP. Dividends paid by subsidiary undertakings, minority interests, equity dividends paid, management of liquid resources and returns on investments and servicing of finance would be included within financing activities under US GAAP.

Set out below, for illustrative purposes, is a summary consolidated statement of cash flows under US GAAP:

	2000 £m	2001 £m	**2002** **£m**
Net cash (used in)/provided by operating activities	28.4	0.7	**7.4**
Net cash provided by/(used in) investing activities	(162.1)	(1.8)	**(3.1)**
Net cash (used in)/provided by financing activities	151.5	(3.9)	**(11.2)**
Net (decrease)/increase in cash and cash equivalents	17.8	(5.0)	**(6.9)**
Cash at the beginning of the year	0.1	17.9	**12.9**
Cash and cash equivalents at the end of the year	17.9	12.9	**6.0**
Net (decrease)/increase in cash and cash equivalents	17.8	(5.0)	**(6.9)**

h) Pre-contract costs

During the year, the Company incurred costs securing major new contracts to provide interactive television gaming products. Certain of these costs were required to be capitalised under UITF 34 "Pre-contract costs" and under UK GAAP, £0.8m (£nil in earlier years) of pre-contract costs incurred in 2002 were capitalised as intangible fixed assets.

Under US GAAP, start-up costs are defined as those one-time activities related to opening a new facility, introducing a new products or service, conducting business in new territory, conducting business in a new territory, or commencing some new operation. SoP 98-5 requires that these costs must be expenses as incurred. Accordingly, under US GAAP costs incurred has been expensed.

32. Summary of significant differences between US GAAP and UK GAAP (continued)

i) Defined benefit plan

At 31 December 2002, Sportech PLC had one statutorily approved defined benefit pension plan and one statutorily approved defined contribution plan. The basis for membership of these schemes is detailed in note 31.

Under UK and US GAAP, in respect of the defined contribution plan, contributions are paid by the member and the employer at fixed rates, these contributions are charged against income in the period they are paid. Benefits under the defined contribution plan reflect each employee's fund at retirement and the cost of purchasing benefits at that time.

Under UK GAAP the cost of providing pension benefits is expensed over the average expected service lives of eligible employees in accordance with the provisions of Statement of Standard Accounting Practice ("SSAP") 24 "Accounting for Pension Costs". SSAP 24 aims to produce an estimate of cost based on long-term actuarial assumptions. Variations from the regular pension cost arising from, for example, experience deficiencies or surpluses, are charged or credited to the profit and loss account over the expected average remaining service lives of current employees in the schemes.

Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87 "Employers Accounting for Pensions", which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Under FAS 87, part of the surplus (the excess of plan assets over plan liabilities), the majority of which for the Group is attributable to prior acquisitions, has been recognized in the balance sheet. The remainder of the unrecognized surplus is spread over the employees' remaining service lifetimes.

A reconciliation of the beginning and end balances of the projected pension benefit obligation and the funded status of the defined benefit plan, prepared in accordance with FAS 87, is as follows:
:

	Period from 6 April 2001 to 31 December 2001 £m	**Year ended 31 December 2002 £m**
Change in benefit obligation		
Benefit obligation at plan inception date / 1 January 2002	-	**0.3**
Service cost	0.2	**0.2**
Interest cost	-	**-**
Employee contributions	0.1	**0.1**
Actuarial (gain)	-	**(0.1)**
Benefit payments	-	**-**
Benefit obligation at end of period	0.3	**0.5**
Change in plan assets		
Fair value of assets at plan inception date / 1 January 2002	-	**0.3**
Actuarial return on plan assets	-	**-**
Employer contributions	0.2	**0.2**
Employee contributions	0.1	**0.1**
Benefit payments	-	**-**
Fair value of assets at end of period	0.3	**0.6**
Funded status at period end		
Unrecognised Transition (Obligation)/Asset	-	**-**
Unrecognised net actuarial gain	-	**0.1**
Unrecognised prior service cost	-	**-**
Net amount recognised	-	**0.1**

32. Summary of significant differences between US GAAP and UK GAAP (continued)

i) Defined benefit plan (continued)

	Period from 6 April 2001 to 31 December 2001 £m	**Year ended 31 December 2002 £m**
Components of net periodic pension cost		
Service cost	0.2	**0.2**
Interest cost	-	**-**
(Expected return on assets)	-	**-**
Amortisation of prior service cost	-	**-**
Recognised net actuarial (gain)	-	**(0.1)**
Amortisation of transition obligation	-	**-**
Net periodic pension cost	0.2	**0.1**

As a result, under US GAAP, both net income and shareholders' funds would be £0.1m higher than UK GAAP.

The weighted average actuarial assumptions used in determining benefit obligations were as follows:

	31 December 2001	**31 December 2002**
Discount rate	5.7%	**5.4%**
Salary increases	4.2%	**4.0%**
Long term rate of return on assets	4.5%	**4.0%**
Pension increases	2.7%	**2.5%**

j) Segments

The company has determined that its reportable segments are those that are based on the Group's method of internal reporting, which disaggregates its business by product category. The Group's segments are the same under UK GAAP and information with respect to the segments is presented in Note 5 to the financial statements.

The accounting policies of the segments are the same as those described in Note 2. The Group's management evaluates the performance of its segments and allocates resources to them based on underlying sales growth and trading margin improvement. There are no material inter-segment revenues.

k) Recently Issued US Accounting Pronouncements

FAS 145

In April 2002, the Financial Accounting Standards Board (FASB) issued FAS 145, 'Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections'. The adoption of this accounting pronouncement has had no impact on the Group's financial position or results of operations.

32. Summary of significant differences between US GAAP and UK GAAP (continued)

k) Recently Issued US Accounting Pronouncements (continued)

FAS 146

In June 2002, the FASB issued FAS 146, ’Accounting for Costs Associated with Exit or Disposal Activities’. This standard addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, ’Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)’. FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred rather than at the date of an entity’s commitment to an exit plan. Costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, or other exit or disposal activity. FAS 146 is to be applied prospectively to exit or disposal activities initiated after 31 December 2002. The adoption of FAS 146 has not, to date, had any significant impact on the Group’s financial position or results of operations.

FAS 148

In December 2002, the FASB issued FAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure. This standard amends FAS 123, 'Accounting for Stock-Based Compensation', to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of FAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, FAS 148 amends APB Opinion No. 28, 'Interim Financial Reporting', to require disclosure about those effects in interim financial information. FAS 148 is effective for fiscal years beginning after 15 December 2002. The Company has elected not to adopt the transitional provisions of this standard but has adopted the disclosure requirements of the standard.

FAS 149

In April 2003, the FASB issued FAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, ("FAS No. 149"). This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. The adoption of FAS 149 has not, to date, had any significant impact on the Group's financial position or results of operations.

FAS 150

In May 2003, the FASB issued FAS No. 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The adoption of FAS 150 has not, to date, had any significant impact on the Group's financial position or results of operations.

32. Summary of significant differences between US GAAP and UK GAAP (continued)

k) Recently Issued US Accounting Pronouncements (continued)

EITF 00-21

In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, 'Accounting for Revenue Arrangements with Multiple Deliverables'. EITF 00-21 addresses the issues of how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after 15 June 2003. The adoption of EITF 00-21 has not, to date, had any significant impact on the Group's financial position or results of operations.

FIN 45

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), 'Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others'. FIN 45 requires a liability to be recognised at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after 31 December 2002. The adoption of this interpretation has had no impact on the Group's financial position or results of operations.

FIN 46

In January 2003, the FASB issued FIN 46, 'Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin (ARB) 51'. FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights ('variable interest entities' or 'VIE') by clarifying the application of ARB No. 51, 'Consolidated Financial Statements' to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the 'primary beneficiary') should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures.

The disclosure provisions of FIN 46 are effective in all financial statements initially issued after 31 January 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after 31 January 2003. A public entity with a variable interest in a VIE created before 1 February 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after 15 June 2003. The company has performed a review of its operations and interests and has not identified any entities that would fall under the requirements of FIN 46 and has concluded that it does not believe FIN 46 currently has a significant impact on the Group's financial position or results of operations. The Company will continue to reassess this position periodically in the light of new events or transactions that may fall to be accounted for under this Interpretation.

EXHIBIT 4

SUPPLEMENTAL MEZZANINE FACILITY AGREEMENT

Dated 24th September 2002

between

SPORTECH PLC
as Borrower

and

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

as Agent and Arranger

and

THE LENDERS LISTED HEREIN

DM

Dickson Minto W.S.
Edinburgh

THIS SUPPLEMENTAL MEZZANINE FACILITY AGREEMENT is made the 24th day of September 2002 between:

(1) **SPORTECH PLC** (formerly known as Rodime plc) (Registered Number 69140), a company incorporated in Scotland with limited liability with its registered office situated at 249 West George Street, Glasgow G2 4RB (the "Borrower");

(2) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of The Mound, Edinburgh EH1 1YZ as agent (the "Agent") for and on behalf of the Lenders;

(3) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of the address aforesaid as arranger ("the Arranger"); and

(4) **THE LENDERS** named in Schedule 1 (as hereinafter defined).

WHEREAS:

(A) The Borrower, the Agent, the Arranger and the Lenders entered into a facility agreement dated 10th August 2000 (as supplemented by a supplemental facility agreement dated 15th October 2001 between the parties thereto and as supplemented, varied, novated, restated or amended from time to time the "Mezzanine Facility Agreement") in terms of which a term loan facility was made available to the Borrower;

(B) the parties wish to make certain amendments to the Mezzanine Facility Agreement.

NOW IT IS AGREED AND DECLARED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 In this Supplemental Mezzanine Facility Agreement a term defined in the Mezzanine Facility Agreement has the same meaning when used in this Supplemental Mezzanine Facility Agreement unless otherwise defined herein and Schedule 10 of the Mezzanine Facility Agreement shall apply hereto.

1.2 This Supplemental Mezzanine Facility Agreement is a Financing Document in terms of the Mezzanine Facility Agreement.

2. CONDITIONS PRECEDENT

2.1 This Supplemental Mezzanine Facility Agreement and the amendments to the Mezzanine Facility Agreement referred to herein shall only come into effect if:-

(i) the Agent has received all of the documents listed in Schedule 2 of this Supplemental Mezzanine Facility Agreement and each is, in form and substance, satisfactory to it;

(ii) the Agent has determined to its reasonable satisfaction that no Event of Default or Potential Event of Default has occurred and is continuing;

(iii) the Agent is satisfied that the representations and warranties given by the Borrower in terms of Clause 17.01 of the Mezzanine Facility Agreement which are repeated in accordance with the provisions of Clause 17.02 of the Mezzanine Facility Agreement are true and correct in all material respects on the date hereof; and

(iv) the supplemental facility agreement entered into of even date herewith between the Borrower and certain of the parties hereto in relation to a senior facility has become unconditional.

2.2 If the Agent confirms that conditions referred to in Clause 2.1 have not been satisfied on or prior to the date falling one month after the date of this Supplemental Mezzanine Facility Agreement then this Supplemental Mezzanine Facility Agreement will lapse and the amendments to be made in terms hereof will be of no effect.

3. EXISTING ADVANCES

3.1 On the date of execution of this Supplemental Mezzanine Facility Agreement by the Arranger, the parties acknowledge and confirm that the amount outstanding under Tranche A is £24,000,000.

4. AMENDMENTS TO THE FACILITY AGREEMENT

4.1 Subject to the terms of this Supplemental Mezzanine Facility Agreement, the Mezzanine Facility Agreement shall be amended and restated in the form set out as Schedule 3 to this Supplemental Mezzanine Facility Agreement.

4.2 Subject to the terms of this Supplemental Mezzanine Facility Agreement, the Mezzanine Facility Agreement shall remain in full force and effect. This Supplemental Mezzanine Facility Agreement and the Mezzanine Facility Agreement shall be treated as one document so that, upon the Mezzanine Facility Agreement being amended and restated as mentioned above, all references to the Mezzanine Facility Agreement shall be treated as references to the Mezzanine Facility Agreement set out as Schedule 3 to this Supplemental Mezzanine Facility Agreement.

5. REPRESENTATIONS AND WARRANTIES

5.1 The Borrower represents and warrants to the Agent, the Arranger and the Lenders on the date hereof in terms of Clause 17.01 of the Mezzanine Facility Agreement in accordance with the provisions of Clause 17.02 of the Mezzanine Facility Agreement.

5.2 The Borrower represents and warrants to the Agent, the Arranger and the Lenders on the date hereof that:-

(i) the Supplemental Mezzanine Facility Agreement constitutes a legal, valid and binding obligation of it and (subject to the Reservations) is enforceable in accordance with its terms;

(ii) the execution and delivery of the Supplemental Mezzanine Facility Agreement and the performance by each member of the Group of its respective obligations thereunder will not contravene any existing law, statute, rule, regulation, judgement, decree or permit to which it is subject or its memorandum or articles of association or equivalent constitutional documents;

(iii) no Event of Default has occurred and is continuing;

(iv) the execution of the Supplemental Mezzanine Facility Agreement and the exercise by it and each of its subsidiaries of their respective rights and performance of their respective obligations thereunder will not result in the existence of or have the immediate effect as at the date hereof of obliging any member of the Group to create any encumbrance over all or any of its subsidiaries' present or future revenues or assets other than as permitted by the Financing Documents;

(v) the execution of the Supplemental Mezzanine Facility Agreement and the exercise by it and each of its subsidiaries of their respective rights and performance of their respective obligations thereunder do not constitute and will not result in any material breach in respect of any member of the Group of any agreement to which any of them is a party, the breach of which will cause a Material Adverse Effect;

(vi) the structure and ownership of the Group is as set out in Schedule 6 of the Mezzanine Facility Agreement;

(vii) all written information provided by the Borrower and its agents and advisers to the Agent or the Lenders in connection with the ITV Head of Terms was true in all material respects as at the date it was provided and all projections and statements of belief made by or on behalf of the Borrower were based on reasonable assumptions and were made in good faith;

(viii) no encumbrance exists over all or any of the present or future revenues, assets or share capital of any member of the Group other than Permitted Encumbrances;

(ix) no member of the Group has any indebtedness other than Permitted Indebtedness;

(x) the execution of the ITV Heads of Terms and exercise by it and each of its Subsidiaries of their respective rights and performance of their respective obligations thereunder do not constitute and will not result in any material breach in respect of any member of the Group of any agreement to which any of them is a party which breach would have a material adverse effect.

6. GENERAL

Clauses 35, 36, 37, 38, 40 and 41 of the Mezzanine Facility Agreement shall be deemed to be incorporated in this Supplemental Mezzanine Facility Agreement as if set out herein.

7. FEES AND EXPENSES

7.1 On the date of first drawdown of Tranche B in accordance with the terms of the Mezzanine Facility Agreement, the Borrower shall pay to the Agent an arrangement fee of £15,000 which shall be debited to the current account of the Borrower with the Agent.

7.2 The Borrower will make payment to the Agent of all costs and expenses (including VAT, legal fees and reasonable out of pocket expenses) incurred by it in connection with the negotiation, preparation and execution of this Supplemental Mezzanine Facility Agreement.

8. COUNTERPARTS

This Supplemental Mezzanine Facility Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement.

9. GOVERNING LAW AND JURISDICTION

This Supplemental Mezzanine Facility Agreement is governed by the laws of England and Wales and the parties hereto hereby submit to the non-exclusive jurisdiction of the Courts of England.

IN WITNESS WHEREOF this Agreement has been signed by a duly authorised representative of each of the parties hereto on the date first above written.

SCHEDULE 1
The Lenders

The Governor and Company of the Bank of Scotland.

SCHEDULE 2

Conditions Precedent Documents

1. Constitutional Documents

(i) confirmation from the Borrower that the constitutional documents for each member of the Group have not been amended since 15 October 2001;

(ii) a copy, certified a true copy by a duly authorised officer of the Borrower of a board resolution of the Borrower and each other relevant member of the Group, approving execution, delivery and performance of the Financing Documents to be entered into on or around the date hereof to which it is a party and the terms and conditions thereof and authorising a named person or persons to execute the Financing Documents to be entered into on or around the date hereof to which it is a party and any documents to be delivered by the Borrower, and others pursuant hereto or thereto; and

(iv) a certificate of a duly authorised officer of the Borrower setting out the names and signatures of the persons authorised to execute, on behalf of each of the Borrower and each other relevant member of the Group, the Financing Documents to be entered into on or around the date hereof and any documents to be delivered by the Borrower and each other relevant member of the Group pursuant hereto or thereto.

2. Senior Debt

A copy of the supplemental senior facility agreement entered into on or around the date hereof in relation to the Senior Facility Agreement incorporating a consent to the provision of the increased Facility in accordance with the terms of this Supplemental Mezzanine Facility Agreement.

3. ITV Arrangements

3.1 The projections dated 4th February 2002 and provided by the Borrower in a form acceptable to the Agent in relation to the proposed ITV venture.

3.2 Copies, certified as a true copy by a duly authorised officer of the Borrower of the ITV Heads of Terms together with all related appendices and documents referred to therein.

4. Miscellaneous

4.1 A legal opinion from Simcocks in a form acceptable to the Agent and the Lenders.

4.2 A copy of the supplemental intercreditor deed entered into on or around the date hereof in relation to the Intercreditor Deed.

5. Others

A copy of the supplemental overdraft facility letter entered into or around the date hereof in relation to the Overdraft Facility Letter.

SCHEDULE 3

FORM OF MEZZANINE FACILITY AGREEMENT

Dated 10th August 2000

(as amended on 15th October 2001 and 24th September 2002)

between

SPORTECH PLC
as Borrower

and

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

as Agent and Arranger

and

THE LENDERS LISTED HEREIN

DM

Dickson Minto W.S.
Edinburgh

CONTENTS

Clause		Page No

.

Part 7

DEFAULT INTEREST AND INDEMNITY

Part 8

PAYMENTS

Part 9

FEES, COSTS AND EXPENSES

Part 10

AGENCY PROVISIONS

Part 11

ASSIGNMENTS AND TRANSFERS

Part 12

MISCELLANEOUS

Clause		Page No

THE SCHEDULES

THIS MEZZANINE FACILITY AGREEMENT is the amended and restated form of a mezzanine facility agreement originally made the 10th day of August 2000 and in its amended and restated form is made

BETWEEN

(1) **SPORTECH PLC** (formerly known as Rodime plc) a company incorporated in Scotland with limited liability (registered number 69140) with its registered office situated at 249 West George Street, Glasgow G2 4RB (the "Borrower");

(2) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of The Mound, Edinburgh EH1 lYZ as agent (the "Agent") for and on behalf of the Lenders (as hereinafter defined);

(3) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** as arranger of the address aforesaid (in this capacity the "Arranger");

(4) **THE LENDERS** named in Schedule 2.

WHEREAS the Borrower has requested the Lenders to afford the Facility upon the terms and conditions of this Agreement and the Lenders have agreed to do so.

NOW IT IS HEREBY AGREED as follows:

PART 1

THE FACILITY

1. The Facility

1.01 The Lenders grant to the Borrower upon the terms and subject to the conditions hereof a term loan and revolving credit facility of up to a maximum principal amount of Thirty Five Million Pounds (£35,000,000).

1.02 The Facility shall be divided into 2 parts designated Tranche A and Tranche B.

1.03 Tranche A shall comprise a term loan facility of up to Twenty Four Million Pounds (£24,000,000). Advances under Tranche A once repaid may not be redrawn.

1.04 Tranche B shaI1 comprise a revolving credit facility of up to Eleven Million Pounds (£11,000,000). Amounts may be drawn under Tranche B by way of Advances, any of which may be repaid and re-borrowed subject to and upon the terms and conditions contained herein.

2. Purpose and Application of Advances

2.01 The purpose of Tranche A is to enable the Borrower to discharge its obligations to the Vendor under Clause 4 of the Share Purchase Agreement and accordingly the Borrower shall apply all amounts borrowed by it hereunder in or towards satisfaction of such purpose; the purpose of Tranche B is to assist the Borrower in funding the start up, product development and all related costs incurred or to be incurred in connection with the execution and compliance with the terms of the ITV Contract and the development of an interactive gaming capability.

2.02 Subject to the terms of this Agreement and in particular to Clause 2.01, Advances may be made to the Borrower under Tranche A on the Completion Date. Advances under Tranche A once repaid may not be redrawn.

2.03 Subject to the terms of this Agreement and in particular Clause 2.01, Advances may be made under Tranche B at any time during the Availability Period.

2.04 Without prejudice to the obligations of the Borrower under Clause 2.01, neither the Agent, the Lenders nor any of them shall be obliged to concern themselves with the application of Advances.

3. Conditions Precedent

3.01 Deleted.

3.02 Deleted.

3.03 Deleted.

4. Nature of Lenders' Obligations

4.01 The obligations of each Lender under the Financing Documents are separate and not joint and several and the total amounts outstanding at any time under the Financing Documents and due to each Lender constitute separate and independent debts.

4.02 The failure by a Lender to perform its obligations hereunder shall not affect the obligations of the Borrower towards any other party hereto nor shall any such other party be liable for the failure by a Lender to perform its obligations hereunder.

5. Rights of Borrower

5.01 Only the Borrower may draw down Advances under Tranche A.

5.02 Only the Borrower may draw down Advances under Tranche B.

PART 2

AVAILABILITY OF THE FACILITY

6. Availability of the Facility

6.01 Save as otherwise provided herein, an Advance in respect of Tranche B will be made by the Lenders to the Borrower on its request if:

(a) not later than 11.00 a.m. on the business day prior to the proposed date for the making of such Advance, the Agent has received from the Borrower a Drawdown Notice therefor, which shall be irrevocable and receipt of which shall oblige the Borrower to borrow the amount therein requested on the date therein stated upon the terms and subject to the conditions contained herein;

(b) the proposed date for the making of such Advance is a date prior to the Final Repayment Date;

(c) the proposed date for the making of such Advance is not less than three business days after the date upon which an Advance was last made but nothing in this sub-clause shall prevent any number of Advances being made on the same date;

(d) subject to the provisions of paragraph (h) below, the proposed amount of such Advance is less than or equal to the Available Tranche B Facility, and unless the Agent otherwise agrees, is an integral multiple of Five Hundred Thousand Pounds (£500,000) or is the balance of the Available Tranche B Facility;

(e) the Term relating thereto is for a period of one, two, three or six months or such other period as may be agreed between the Borrower and the Lender;

(f) no more than 6 Advances are outstanding under this Agreement following the making of such Advance;

(g) either:

(i) no Event of Default or Potential Event of Default has occurred and is continuing or would result from the making of an Advance and the representations and warranties set out in Clause 17 are true and correct in all respects on and as of the proposed date for the making of such Advance; or

(ii) each of the Lenders agrees (notwithstanding any matter mentioned at (a) above) to participate in the making of such Advance;

(h) the proposed amount of such Advance is, in the case of an Advance to be made available prior to receipt by the Agent of a copy, certified as a true copy of the Agreed Financial Model or Updated Projections (as applicable), less than or equal to £2,000,000 less any outstanding Advances in respect of Tranche B as at the proposed date for making such Advance. For the avoidance of any doubt, the Agreed Financial Model or Updated Projections (as applicable) shall be in a form and substance satisfactory to the Agent and the Lenders.

6.02 Each Lender will participate through its Facility Office in its Pro Rata Percentage of each Advance.

6.03 If a Lender's Commitment is reduced in accordance with the terms hereof after the Agent has received the Drawdown Notice for an Advance, then the amount of that Advance shall be reduced accordingly.

PART 3

INTEREST

7. Interest Periods

7.01 The period for which an Advance under Tranche A is outstanding shall be divided into successive periods each of which (other than the first which shall start on the date of drawdown of the Advance) shall start on the expiry of the preceding period.

7.02 Save as otherwise agreed between the Borrower and the Lenders, the duration of each Interest Period shall be for one, two, three, or six months, in each case as the Borrower may (save in the case of the first Interest Period in relation to an Advance when the selection shall be made in the Drawdown Notice) select by not less than three business days' prior notice to the Agent. If the Borrower fails to give such notice the duration of that Interest Period shall be six months.

7.03 Any Interest Period which would otherwise end during the month preceding or extend beyond the Final Repayment Date shall be of such duration that it shall end on the Final Repayment Date.

7.04 The Agent and the Borrower may agree to adjust the length of any Interest Period as they may consider appropriate in order that such Interest Period ends on the day on which any payments are to be made in relation to any Permitted Hedging Transaction.

8. Interest

8.01 On the last day of each Interest Period (or in the case of an Interest Period of more than three months duration on the last day of the first three months from the start of the relevant Interest Period and thereafter on the last day of each period of three months falling thereafter or, if earlier, the last day of the relevant Interest Period) the Borrower shall pay accrued interest on the Advance to which such Interest Period relates and on the Repayment Date applicable to any Advance under Tranche B the Borrower shall pay accrued interest on that Advance for its Term.

8.02 The rate of interest applicable to an Advance shall be the rate per annum which is the sum of the Applicable Margin for the relevant Interest Period or Term, LIBOR for the relevant Interest Period or Term and Mandatory Costs as determined by the Agent.

8.03 Interest and fees shall accrue from day to day and shall be calculated on the basis of a year of 365 days and the actual number of days elapsed.

9. Alternative Interest Rates

9.01 If the Agent acting reasonably determines that as a result of circumstances applying in the London Interbank Market generally at 11.00 a.m. on the Quotation Date for an Interest Period or Term the Screen Rate is not available and only one or none of the Reference Banks was offering deposits in Sterling to prime banks in the London Interbank Market for the proposed duration of such Interest Period or Term or that otherwise LIBOR cannot be determined or if the Agent shall have received notice from a Lender or Lenders whose participations in an Advance constitute at least one-third in aggregate of that Advance that LIBOR does not fully reflect their cost of funding their respective participations in the relevant Advance, then, notwithstanding the provisions of Clauses 7 and 8:

(i) the Agent shall notify the Borrower and the Lenders of such event;

(ii) the duration of that Interest Period or Term shall be one month;

(iii) if the Agent or the Borrower so requires within five business days of such notification, for the immediately following period of thirty business days the Agent, the Lenders and the Borrower shall enter into negotiation in good faith with a view to agreeing a substitute basis (a) for determining the rates of interest from time to time applicable to Advances and/or (b) upon which such Advances may be made and maintained thereafter, in both cases on the basis that the net return to the Lenders shall be the same as it would have been had such event not occurred. If a substitute basis is agreed it shall apply in accordance with the terms agreed retrospectively as appropriate to all Advances made or renewed since the Agent's notification referred to in Clause 9.01(i) and Advances may thereupon again be made on the substitute basis for so long as such circumstances shall prevail;

(iv) for so long as such circumstances prevail and provided that a substitute basis as specified in sub-Clause (iii) above has not been agreed the rate of interest applicable to Advances shall be the rate per annum which is the sum of the Applicable Margin, Mandatory Costs as determined by the Agent and in relation to each Lender's participation in Advances the rate rounded upwards (if necessary) to four decimal places notified by such Lender to the Agent as that which expresses as a percentage rate per annum the cost to such Lender of funding from whatever reasonable sources it may select an amount equal to its participation in such Advance for delivery on the first day of such Interest Period or Term and for repayment at the end of such Interest Period or Term; and

(v) for so long as such circumstances prevail the Agent and the Borrower shall from time to time, but at least monthly, review whether such circumstances still prevail, with a view to returning to the normal provisions of this Agreement.

9.02 If the alternative interest rate charged by any Lender pursuant to Clause 9.01(iv) is unacceptable to the Borrower, the Borrower may (within 30 days of the setting of the rate referred to in Clause 9.01(iv) above) on not less than five business days' written notice by the Borrower to the Agent prepay such Lender's share of all (but not some only) Advances and on the giving of such notice:

(i) such Lender shall not thereafter be obliged to make Advances hereunder and the amount of its Commitment shall be immediately reduced to zero; and

(ii) if the Agent on behalf of such Lender so requires, the Borrower shall on the expiry of such notice prepay such Lender's share of any outstanding Advances together with accrued interest thereon and shall pay all other amounts owing to such Lender hereunder.

PART 4

REPAYMENT, RE-UTILISATION, CANCELLATION AND PREPAYMENT

10. Repayment and Re-Utilisation

10.01 Unless earlier repayment is required under the terms of this Agreement and subject to the Inter Creditor Agreement, the Borrower will repay the principal amount advanced under Tranche A on the Final Repayment Date.

10.02 Unless earlier repayment is required under the terms of this Agreement and subject to the Intercreditor Agreement, the Borrower shall repay in full on the Final Repayment Date all Advances borrowed by it and outstanding in respect of Tranche B together with all interest accrued thereon.

10.03 Subject to the provisions of this Agreement, the Borrower may repay (in whole or in part) an Advance outstanding under Tranche B on the Repayment Date applicable to it by giving written notice to the Agent not later than 10.00am three business days prior to such Repayment Date. Such notice shall be irrevocable and shall commit the Borrower to repaying the Advance specified therein.

10.04 Subject to no Event of Default or Potential Event of Default having occurred and the Agent being satisfied that the representations and warranties set out in Clause 17 are true and correct in all respects on and as of the proposed date for the renewal of the Advance, the Borrower may renew (in whole or in part) an Advance borrowed by it and outstanding under Tranche B on the Repayment Date applicable to it by giving to the Agent not later than 10.00 a.m. three business days before such Repayment Date a Renewal Request specifying the Advance or part thereof to be renewed (by reference to the amount thereof and its Repayment Date) and the Term applicable thereto (being the period for which the Advance or part thereof is to be renewed being a period of one, two, three or six months or such other period as may be agreed between the Borrower and the Lender ending not later than the Final Repayment Date) and confirming that at the date of the Renewal Request the representations and warranties set out in Clause 17 are true and correct in all respects. If the Borrower makes a Renewal Request as aforesaid such Advance or part thereof shall (subject to the other provisions of this Agreement) be renewed in accordance with the Renewal Request.

10.05 On the same conditions as those set out in Clause 10.04, each Advance outstanding under Tranche B will be automatically renewed on each Repayment Date applicable to it for a Term of the same period (or ending on the Final Repayment Date if it would otherwise end thereafter) as prior to the relevant Repayment Date for such Advance unless a Renewal Request has been given under Clause 10.04 or a repayment notice under Clause 10.03 and the Borrower shall, except as aforesaid, be deemed for all the purposes of this Agreement to have given a Renewal Request in respect of such Advance specifying such Term.

10.06 The Borrower shall repay each Advance borrowed by it and outstanding under Tranche B in full on the Repayment Date relating thereto unless such Advance or part thereof has been renewed in accordance with Clause 10.04 or 10.05 in which case the non-renewed part (if any) of such Advance shall be so repaid. Without prejudice to the Borrower’s repayment obligations in accordance with the foregoing, the Borrower hereby irrevocably instructs the Agent to apply the proceeds of any new Advance which is made on the Repayment Date in relation to any existing Advance in or towards repayment of such existing Advance.

10.07 Any Renewal Request once given by the Borrower shall be irrevocable and shall commit the Borrower specified to renew the Advance specified therein.

11. Cancellation and Prepayment

11.01 The amount of the Available Tranche B Commitments shall be reduced to the amount outstanding under Tranche B as at close of business on the date of expiry of the Availability Period on such date.

11.02 The Borrower may, by giving to the Agent not less than thirty business days’ prior notice to that effect, cancel the whole or any part (being an amount or integral multiple of Two Hundred and Fifty Thousand Pounds (£250,000) of any of the Available Tranche B Facility. Any such cancellation shall reduce the Available Tranche B Commitment.

11.03 The Borrower may, if it has given to the Agent not less than thirty days' prior written notice to that effect, prepay the whole or any part of any Advance of Tranche A or Tranche B (as applicable) made to it (being in the case of an Advance under Tranche A an amount or integral multiple of Two Million Pounds (£2,000,000) or in the case of an Advance under Tranche B an amount or integral multiple or Two Hundred and Fifty Thousand Pounds (£250,000) or the balance of the amount of Tranche A or Tranche B (as applicable) outstanding under this Agreement).

11.04 Any notice of cancellation or prepayment given by the Borrower pursuant to Clauses 11.02 or 11.03 shall be irrevocable, shall specify the date upon which such cancellation or prepayment is to be made and in the case of a notice of prepayment shall oblige the Borrower to make such prepayment on such date.

11.05 On receipt by any member of the Group of any Net Proceeds the Borrower shall procure that an amount equal to such Net Proceeds shall forthwith be applied in prepaying Advances under the Facility.

11.06 The Borrower shall not repay or prepay all or any part of any Advance except at the times and in the manner expressly provided for in this Agreement and, except at the times and in the manner provided for in this Agreement, shall not be entitled to re-borrow any amount repaid or prepaid. Any prepayments shall be made together with accrued interest thereon and all other amounts payable under this Agreement in relation to the amount prepaid calculated up to the date of prepayment.

11.07 The Borrower shall prepay all amounts outstanding under this Agreement (and the amount of the Commitments will be reduced to nil) on the occurrence of a Change of Control.

11.08 Any prepayment or cancellation in accordance with the terms of this Clause 11 shall be without any premium or fee except for any breakage costs payable to the Lenders pursuant to Clause 22.04 except that (subject to Clause 32.04) where any prepayment or cancellation is made pursuant to, in contemplation of or otherwise in connection with a refinancing of the Facility by any person other than the Lenders, the Borrower shall on the date of prepayment pay the Agent for account of the Lenders a prepayment fee equal to zero point five per cent. (0.5%) of the amount prepaid and/or cancelled on the business day immediately prior to such prepayment or cancellation.

11.09 Where any amount to be prepaid under Clause 11.05 is received by the Agent during an Interest Period, the Agent will (subject to the terms of Clause 11.11) retain such amount in a Security Account until the end of such Interest Period and will apply such amount against the relevant Advance on the expiry of such Interest Period.

11.10 Sums held by the Agent under Clause 11.09 will be placed in a Security Account pending application against the relevant Advance and the interest earned on such account will be applied by the Agent towards the interest due in respect of the relevant Advance at the time the amount is applied in prepayment of such Advance. The rate of interest payable on such account will be the best commercial deposit rate payable by the Agent for sums equivalent to the amount credited to the Security Account for the anticipated duration of the deposit.

11.11 The Borrower may by written notice to the Agent require that any Interest Period be broken and that the proceeds arising under Clause 11.05 be applied immediately towards prepayment of the relevant Advance subject to payment of any breakage costs thereby incurred by the Lenders.

PART 5

CHANGES IN CIRCUMSTANCES

12. Taxes

12.01 All payments to be made by or on behalf of the Borrower to any person hereunder shall be made free and clear of and without deduction for or on account of Taxation unless the Borrower is required by law to make such a payment subject to the deduction or withholding of Taxation, in which case the sum payable by the Borrower in respect of which such deduction or withholding is required to be made shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, such person receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction or withholding been made or required to be made.

12.02 Without prejudice to the provisions of Clause 12.01, if any Lender, or the Agent on its behalf, is required to make any payment on account of Taxation or otherwise (not being Taxation imposed on its overall net income or gains) on or in relation to any sum received or receivable hereunder by such Lender or the Agent on its behalf (including, without limitation, any sum received or receivable under this Clause 12) or any liability in respect of any such payment is asserted, imposed, levied or assessed against such Lender or the Agent, the Borrower shall promptly indemnify the Agent, and such Lender against such payment or liability, together with any interest, penalties and expenses payable or incurred in connection therewith.

12.03 A Lender intending to make a claim pursuant to Clause 12.01 shall notify the Agent of the event by reason of which it is entitled to do so upon it becoming aware of the same, whereupon the Agent shall notify the Borrower thereof. The Borrower may (within 30 days of the giving of such notification to the Borrower) on not less than five business days' written notice by the Borrower to the Agent prepay such Lender's share of all (but not some only) Advances and on the giving of such notice:

(i) such Lender shall not thereafter be obliged to make Advances hereunder and the amount of its Commitment shall be immediately reduced to zero; and

(ii) if the Agent on behalf of such Lender so requires, such Lender's participation in Advances under Tranche B shall not be capable of renewal under Clauses 10.05 and 10.06 and the Borrower shall on the expiry of such notice prepay such Lender's share of any outstanding Advances together with accrued interest thereon and shall pay all other amounts owing to such Lender hereunder.

12.04 No additional amount will be payable to a Lender under Clause 12.01 as a result of any deduction, withholding or payment of United Kingdom Taxation to the extent that at the time such deduction, withholding or payment requires to be made such Lender is not a Qualifying Bank and such deduction, withholding or payment would not have been required to be made if such Lender had been a Qualifying Bank unless the reason such Lender is not a Qualifying Bank is a change of any law, treaty or directive or in the application or interpretation thereof or in any practice or concession of the United Kingdom Inland Revenue, in each case after the date of this Agreement.

12.05 Each Lender hereby confirms to the Borrower and the Agent that as at the date of this Agreement (or if later the date on which such Lender becomes a party to this Agreement) it is a Qualifying Bank and that it shall forthwith notify the Borrower and the Agent if this confirmation ceases to be correct.

13. Tax Receipts

13.01 If, at any time, the Borrower is required by law to make any deduction or withholding from any sum payable by it hereunder (or if thereafter there is any change in the rates at which or the manner in which such deductions or withholdings are calculated), the Borrower shall promptly notify the Agent.

13.02 If the Borrower makes any payment hereunder in respect of which it is required pursuant to applicable law to make any deduction or withholding it shall pay the full amount required to be deducted or withheld to the relevant taxation or other authority within the time allowed for such payment under applicable law and shall deliver to the Agent for each Lender, within thirty days after it has made such payment to the applicable authority, an original receipt (or a certified copy thereof) issued by such authority evidencing the payment to such authority of all amounts so required to be deducted or withheld in respect of that Lender’s share of such payment.

13.03 If, following the imposition on the Borrower of a requirement to pay an additional amount under Clause 12.01 or Clause 13.02 (a “Tax Payment”) and the payment by the Borrower of such amount, any Lender in its sole opinion and based on its own interpretation of any relevant laws or regulations (but acting in good faith) effectively obtains a refund of tax or credit against tax (a “Tax Credit”) which in its sole opinion (acting in good faith) is identifiable as being attributable to the Tax Payment and is quantifiable by it without requiring to incur a material amount of time or cost in such identification or quantification, that Lender shall promptly reimburse to the Borrower such amount as such Lender determines in its sole opinion (acting in good faith) to be the proportion of the Tax Credit which will leave the Borrower in no better or worse position that it would have been if the Tax Payment had not been required but only to the extent it is able to do so without prejudice to the retention of the Tax Credit. Each Lender shall have sole discretion (acting reasonably) as to whether to claim any Tax Credit and, if it does claim the extent, order and manner in which it does so; no Lender shall be under an obligation to organise its affairs in a manner which enable a Tax Credit to be obtained or to claim relief from tax on its profits or to disclose details of its tax affairs or any other confidential information. If the relevant Tax Credit is subsequently disallowed or cancelled, the Borrower shall reimburse to the relevant Lender the amount paid to the Borrower pursuant to this Clause promptly on receipt of notice from such Lender of such disallowance or cancellation.

14. Increased Costs

14.01 If by reason of (a) the introduction of or any change in law, statute, rule, treaty or regulation after the date hereof or in its interpretation or administration and/or (b) compliance with any request from or requirement of any central bank or other fiscal, monetary, regulatory (including self-regulatory) or other authority (whether or not having the force of law) (including, without limitation, a request or requirement which affects the manner in which a Lender allocates capital resources to its obligations hereunder and a request or requirement relating to capital adequacy) and/or (c) the introduction of, changeover to or operation of the euro in any member state of the European Union:

(i) a Lender incurs a cost as a result of its having entered into and/or performing its obligations under the Financing Documents and/or assuming or maintaining a commitment under the Financing Documents and/or making one or more Advances hereunder, or

(ii) a Lender suffers a reduction in the rate of return on its capital or any class thereof as a result of it having entered into and/or performing its obligations under the Financing Documents and/or assuming or maintaining a commitment under the Financing Documents and/or making one or more Advances hereunder; or

(iii) there is any increase in the cost to a Lender of funding or maintaining all or any of the advances comprised in a class of advances formed by or including the Advances made or to be made by it hereunder; or

(iv) there is a reduction in any amount payable to a Lender;

then the Borrower shall from time to time on demand of the Agent, promptly pay to the Agent for the account of that Lender amounts sufficient to compensate that Lender for, as the case may be, (a) such cost, or (b) such reduction in such rate of return (or such proportion of such reduction as is in the opinion of that Lender, attributable to its obligations hereunder) or (c) such increased cost (or such proportion of such increased cost as is, in the opinion of that Lender acting reasonably, attributable to its funding or maintaining Advances hereunder) in each case except to the extent recoverable under Mandatory Costs or (d) such reduction in amount payable (or such proportion of such reduction as is, in the opinion of that Lender, attributable to its funding or maintaining Advances hereunder).

14.02 A Lender intending to make a claim pursuant to Clause 14.01 shall notify the Agent of the event by reason of which it is entitled to do so upon its becoming aware of the same, whereupon the Agent shall notify the Borrower thereof. The Borrower may (within 30 days of any such notification by the Agent to the Borrower) on not less than five business days written notice by the Borrower to the Agent prepay such Lender's share of all (but not some only) Advances and on the giving of such notice:

(i) such Lender shall not thereafter be obliged to make Advances hereunder and the amount of its Commitment shall be immediately reduced to zero; and

(ii) if the Agent on behalf of such Lender so requires, the Borrower shall on the expiry of such notice prepay such Lender's share of any outstanding Advances together with accrued interest thereon and shall pay all other amounts owing to such Lender hereunder.

14.03 Notwithstanding Clause 14.01 above, the Borrower shall not be obliged to make any payment pursuant thereto to the extent that the relevant cost, increased cost, reduction or liability:

(a) represents Taxation on, or a change in the rate of Taxation on, the overall net income or profits of the Agent or the relevant Lender;

(b) results from the Agent or relevant Lender having exceeded some limit or failed to comply with some obligation, if on the date on which the matters referred to in Clause 14.01 took effect the Agent or relevant Lender did not (and was not committed to) exceed such limit or breach such obligation;

(c) is incurred in consequence of the implementation of the matters set out in the report of the Basle Committee on Banking Regulations and Supervisory Practices dated July 1988 and entitled "International Convergence of Capital Measurement and Capital Standards" (including in particular but without limitation any notice or directive of the Bank of England, the Financial Services Authority or any other authority implementing the same in the United Kingdom) unless it results from any change in, or the interpretation or application of, such matters after the date of this Agreement.

15. Illegality

15.01 If at any time hereafter it becomes unlawful for a Lender to make, fund or allow to remain outstanding all or any of the Advances made or to be made by it hereunder, then that Lender shall, promptly after becoming aware of the same, deliver to the Borrower through the Agent a certificate to that effect and:

(i) such Lender shall not thereafter be obliged to make Advances hereunder and the amount of its Available Commitment shall be immediately reduced to zero; and

(ii) if such Lender so notifies the Agent (which shall forthwith notify the other parties hereto), such Lender's participation in Advances under Tranche B shall not be capable of renewal under Clause 10.04 and 10.05 and the Borrower shall on such date as the law so requires, prepay such Lender's share of any outstanding Advances together with accrued interest thereon and shall pay all other amounts owing to such Lender hereunder.

16. Mitigation

If circumstances arise in respect of any Lender which would, or would upon the giving of notice, result in:

(i) the Borrower being obliged to pay to such Lender additional amounts pursuant to Clause 12.01 or Clause 14.01; or

(ii) the Borrower being obliged to repay such Lender's share in all or any Advances pursuant to Clause 15;

then, without in any way limiting, reducing or otherwise qualifying the Borrower's obligations under this Part 5, such Lender shall, take such reasonable steps as may be open to it to mitigate the effects of such circumstances including the transfer of its lending office to another jurisdiction or the assignment and transfer subject to Clause 32.01(ii) of its rights and obligations hereunder to another bank or financial institution, in each case acceptable to the Borrower and which is willing to participate in the Facility, PROVIDED ALWAYS THAT such Lender shall be under no obligation to make any such transfer or assignment and transfer, in such Lender's opinion, it would or might have an adverse effect upon its business, operations or financial condition or the management of its Taxation affairs.

PART 6

REPRESENTATIONS AND WARRANTIES, COVENANTS, COVENANTS AND EVENTS OF DEFAULT

17. Representations and Warranties

17.01 The Borrower represents and warrants to the Agent and the Lenders that:

(i) each member of the Group is a corporation duly organised and validly existing under the laws of Scotland (in the case of the Borrower) and under the laws of its jurisdiction of incorporation in the case of each of the Borrower's subsidiaries, with power to enter into the Transaction Documents to which it is a party and to exercise its rights and perform its obligations thereunder and all corporate and other action required to authorise the execution by it and each of its subsidiaries of the Transaction Documents to which it or any of them is a party and any other document or instrument executed or delivered or to be executed or delivered by it or any of its subsidiaries thereunder and performance by it and each of its subsidiaries of their respective obligations thereunder has been duly taken;

(ii) the Transaction Documents constitute legal, valid and binding obligations of each member of the Group which is a party thereto and (subject to the Reservations) are enforceable in accordance with their respective terms;

(iii) it is not required or entitled at the date of this Agreement to make any deduction, withholding or set-off from any payment it may make under any of the Financing Documents to any Qualifying Bank;

(iv) the execution and delivery of the Transaction Documents and the performance by each member of the Group of its obligations thereunder will not contravene any existing law, statute, rule, regulation, judgement, decree or permit or its Memorandum or Articles of Association or equivalent constitutional documents and all acts, conditions and things required to be done, fulfilled and performed in order (a) to enable it lawfully to enter into, exercise its rights under and perform the obligations expressed to be assumed by it in the Transaction Documents and (b) to ensure that the obligations expressed to be assumed by it in the Transaction Documents are legal, valid and binding, have been undertaken;

(v) no Event of Default has occurred and is continuing;

(vi) the Accounts were prepared in accordance with UK GAAP consistently applied and give a true and fair view in all material respects of the financial condition of the Borrower and of each Target and its subsidiaries (as applicable) at the date as of which they were prepared (save to the extent that any divergence from such view would not result in or would be unlikely to have a Material Adverse Effect) and there has been no material adverse change in the financial condition or prospects of the Borrower or of any Target and its subsidiaries since that date;

(vii) the management accounts of the Borrower and of each Target and its subsidiaries for the period to 30 May 2000 were prepared with reasonable care and attention and accurately represent in all material respects the financial condition and performance of the Borrower and of each Target and its subsidiaries at the date as of which they were prepared (save to the extent that any inaccuracy would not result in or would be unlikely to have a Material Adverse Effect) and there has been no material adverse change in the financial condition or prospects of the Borrower or any Target and its subsidiaries since that date;

(viii) the factual information contained in the Accountants' Report and in the Due Diligence Reports was true in all material respects as at their respective dates, all written information provided by the Borrower and its agents and advisers to the Agent and the Lenders was true in all material respects as at the date it was provided and all projections and statements of belief contained in the Accountants' Report or made by or on behalf of the Borrower were based on reasonable assumptions, were made in good faith and did not fail to disclose any matter the non-disclosure of which would make such information, projections or statements of opinion incorrect or misleading in any material respect;

(ix) it has no reason to believe that any representation or warranty (as qualified by any related disclosure letter) given by any party to the Share Purchase Agreement is untrue or inaccurate in any material respect;

(x) no encumbrance exists over all or any of the present or future revenues, assets or share capital of any member of the Group other than Permitted Encumbrances;

(xi) no member of the Group has any indebtedness other than Permitted Indebtedness;

(xii) the execution of the Transaction Documents and the exercise by it and each of its subsidiaries of their respective rights and performance of their respective obligations thereunder will not result in the existence of or have the immediate effect as at the date hereof of obliging any member of the Group to create any encumbrance over all or any of its or its subsidiaries' present or future revenues or assets other than as permitted by the Financing Documents;

(xiii) the execution of the Transaction Documents and the exercise by it and each of its subsidiaries of their respective rights and performance of their respective obligations thereunder do not constitute and will not result in any material breach in respect of any member of the Group of any agreement to which any of them is a party which breach would have a Material Adverse Effect;

(xiv) to the best of its knowledge and belief, no litigation, arbitration or administrative proceedings are current or pending or, to its knowledge, threatened against it or any of its subsidiaries which would if adversely determined have a material and adverse effect on their respective abilities to perform their obligations under the Financing Documents;

(xv) each member of the Group has good and marketable title to or valid leases or other appropriate licence, authorisation or consent to use of all assets necessary to carry on its business as presently conducted other than those the absence of which would have no material effect on the business of the Group;

(xvi) each member of the Group has all licences, consents, authorisations, approvals and registrations necessary for the conduct of its business as presently conducted other than those the absence of which would have no material effect on the business of the Group and all those licences, consents, authorisations, approval and regulations are in full force and effect;

(xvii) a member of the Group beneficially owns or licences all of the intellectual property rights necessary for and material to the business of the Group and none of such rights are, to the knowledge of any member of the Group, being infringed by any third party;

(xviii) each member of the Group has obtained all requisite Environmental Permits and has at all times complied with the terms and conditions of all requisite Environmental Permits and with Environmental Laws;

(xix) each member of the Group is resident in the United Kingdom for tax purposes;

(xx) subject to the terms of the Inter Creditor Agreement, the claims of the Agent and the Lenders under the Financing Documents will rank at least *pari passu* with all its other present and future obligations other than obligations preferred solely by any bankruptcy, insolvency or other similar laws of general application;

(xxi) with effect from Option Completion, the group organisation chart set out in Schedule 6 contains the name of each member of the Group and accurately sets out the legal and beneficial ownership of each member of the Group specified therein.

17.02 The representations and warranties set out in Clause 17.01 shall survive the execution hereof and (other than the warranties set out in (iii), (viii), (ix), (x), (xi), (xiii), (xiv) and (xxi)) be made on the date of this Agreement and on the Completion Date and on the making of each Advance and shall be deemed to be repeated at the beginning of each Interest Period and Term with reference to the facts and circumstances then subsisting as if made at such time and as if references in Clauses 17.01(vi) and (vii) to the Accounts and to the management accounts were references to the latest audited consolidated financial statements of the Group and to the latest Monthly Management Accounts delivered to the Agent in accordance with the terms of Clause 18 provided that the words “in all material respects” and “(save to the extent that any divergence from such view would not result in or would be unlikely to have a Material Adverse Effect)” shall be disregarded where they appear in Clause 17.01(vi) for the purposes of such repetition in respect of any audited or unaudited accounts which relate to any period after Completion and the words “(save to the extent that any inaccuracy would not result in or would be unlikely to have a Material Adverse Effect)” shall be disregarded where they appear in Clause 17.01(vii) for the purposes of such repetition in respect of any audited or unaudited accounts which relate to any period after Completion.

18. Financial Information and Board Representation

18.01 The Borrower shall:

(i) as soon as the same become available, but in any event within 90 days after the end of each of its financial years, deliver to the Agent in sufficient copies for the Lenders the audited consolidated financial statements of the Group for such financial year together with (a) a statement by the Borrower reconciling such financial statements with the relevant projections specified in Clause 18.01(iii), (b) a copy of the audited financial statements of each member of the Group for its most recently ended financial year, and (c) a compliance certificate by the finance director of the Borrower certifying whether the financial covenants in Clause 20 for that financial year have been complied with, supported by reasonably detailed calculations;

(ii) as soon as the same become available, but in any event within 28 days after the end of each Monthly Accounting Period, deliver to the Agent in sufficient copies for the Lenders the Monthly Management Accounts of the Group for such period together with (a) a statement reconciling such accounts with the relevant projections specified in Clause 18.01(iii) and reporting on the activities and performance of the Group during such period, (b) a copy of the unaudited financial statements of such members of the Group for its most recently ended Monthly Accounting Period and (c) (with effect from the date falling 90 days after the date hereof) a commentary from the chief executive or finance director of the Group;

(iii) not later than 21 days prior to the beginning of each of its financial years, deliver to the Agent in sufficient copies for the Lenders the Group's projected consolidated balance sheet, projected consolidated cash flow statement, projected consolidated profit and loss account and capital expenditure budget, in each case on a monthly and quarterly basis for the forthcoming financial year;

(iv) not later than 28 days after the end of each Quarterly Accounting Period deliver to the Agent a certificate signed by two directors of the Borrower (a) confirming that no Event of Default has occurred or if an Event of Default has occurred the steps which are being taken to remedy it and (b) setting out in reasonable detail computations establishing compliance with Clause 20;

(v) promptly on their dispatch to addressees, deliver to the Agent copies of all notices, reports and other documents dispatched by any member of the Group to its shareholders generally or any class thereof;

(vi) within 14 days of any director or secretary of the Borrower becoming aware of the same, notify the Agent in writing of details of any litigation, arbitration or any other proceedings before any court, tribunal or administrative body which affects any member of the Group and which involves liability, actual or potential, in excess of £250,000 either individually or when aggregated with associated or connected cases in respect of the same subject matter or grounds of claim;

(vii) promptly on receipt by the Borrower, deliver to the Agent a copy of any management letter provided by the auditors of the Group to the board of directors of any member of the Group in connection with the annual audit of the Group;

(viii) within 14 days of being notified of the same (by whatever means) notify the Agent in writing of details of all transfers of any shares in any member of the Group (other than the Borrower);

(ix) within 14 days of being notified of the same (by whatever means) notify the Agent in writing of the renewal (or lapse) of any of the licences held from time to time by any member of the Group in relation to any Gaming Legislation other than those the lapse of which would have no material effect on the business of the Group;

(x) promptly on becoming aware of the same, notify to the Agent any circumstances which have given rise to a material and adverse change in the financial condition or prospects of the Group from time to time and which are not otherwise disclosed to the Agent in terms of this Agreement; and

(xi) from time to time on request of the Agent, furnish the Agent with such information about the business and financial condition of the Group as the Agent may reasonably require.

18.02 The Borrower shall ensure that:

(i) each set of its financial statements delivered pursuant to Clause 18.01(i) is prepared on the same basis as was used in the preparation of the Accounts or with such changes as the Agent may agree and in the case of those delivered pursuant to Clauses 18.01(i) and 18.01(ii) in accordance with UK GAAP consistently applied;

(ii) each set of financial statements delivered by it pursuant to Clauses 18.01(i) and 18.01(ii) shall comprise a profit and loss account and cash flow statement for the relevant period, a balance sheet as at the end of the relevant period and shall be in a format approved by the Agent (acting reasonably);

(iii) each set of financial statements delivered by it pursuant to Clause 18.01(i) is approved by its board of directors;

(iv) the Monthly Management Accounts delivered by the Borrower pursuant to Clause 18.01(ii) are approved by the board of directors of the Borrower and certified by a duly authorised officer thereof as having been prepared with reasonable care;

(v) the capital expenditure budget delivered by it pursuant to sub-Clause 18.01 (iii) gives particulars of each purchase, hire or leasing arrangements or item of capital expenditure with a value of £100,000 or more and is approved by the Agent in writing prior to the commencement of the relevant financial year; and

(vi) the financial statements delivered by it pursuant to Clause 18.01(i) have been audited by its auditors from time to time.

18.03 A representative of the Agent shall, for so long as there are sums outstanding under the Financing Documents, be entitled to attend meetings of the boards of directors of the Borrower with the prior written consent of the Borrower (not to be unreasonably withheld or delayed) and such other member or members of the Group as the Agent shall elect in the capacity of observer. The Borrower may provide its consent on the basis that the representative of the Agent is not present at any such meeting in respect of specific items of business.

18.04 The Borrower will procure that in the event that the consent referred to in Clause 18.03 is given:-

(i) the Agent is given at least as much notice of the date, time and place of, and agenda for, all board meetings as is given to every member of the relevant board and, in any event, no less notice than is required to be given under the relevant companies' constitutional documents; and

(ii) the Agent is supplied with copies of all such notices, reports, written presentations, board papers and other written information as is supplied or distributed to other members of the relevant boards at the same time such notices, reports, written presentations, board papers and other written information are supplied to such other members save to the extent such notices, reports, written presentations, board papers and other written information relates to the specific items of business referred to in the final sentence of Clause 18.03 above.

18.05 The Agent's representative will attend meetings as an observer only and shall have no rights or liabilities with regard to the direction and/or conduct of the management of the relevant member of the Group by virtue of its being entitled to attend, and attending, board meetings as an observer. The Observer will, however, be entitled to speak at, and to be heard at, board meetings but will not have a vote at board meetings, and will not be, or be entitled to be, counted in the quorum for any board meeting.

18.06 The reasonable expenses of the Observer attending board meetings shall be for the account of the Borrower and shall be discharged by the Borrower promptly upon demand being made therefor.

18.07 Notwithstanding any other provision of this Agreement, the Borrower shall procure that members of the board of the directors of the Borrower shall meet with the Agent at any time upon the reasonable request of the Agent for so long as there are sums outstanding under the Financing Documents but not more than once in any three month period.

19. Covenants

19.01 The Borrower shall and shall procure that each other member of the Group shall (except with the prior written consent of the Agent):

(i) comply with all of the obligations and undertakings expressed to be assumed by it under the Transaction Documents;

(ii) do all that is necessary to maintain in full force and effect its corporate existence and the corporate existence of each of its subsidiaries (save for any Non-Trading Subsidiary) and obtain and comply with (and procure that each other member of the Group obtains and complies with) all authorisations, approvals, licences and consents required in or by the laws and regulations of the United Kingdom and any other jurisdiction in which any member of the Group operates to enable each such member lawfully to enter into and perform its material obligations under the Transaction Documents and to ensure the legality, validity and enforceability of the Transaction Documents and their admissibility as evidence in the United Kingdom;

(iii) do all that is necessary to maintain in full force and effect all licences, permits and authorisations which any member of the Group requires under any Gaming Legislation in order to operate its business from time to time other than those the absence of which would have no material effect on the business of the Group;

(iv) maintain (and procure that each other member of the Group maintains) insurances on and in relation to its business and assets with reputable underwriters or insurance companies against such risks and to such extent as is reasonable and usual for companies carrying on a business such as that carried on by such member of the Group (provided that such cover is at least as comprehensive as that recommended in the Insurance Letter) and procure that on written request a note of the security interest of the Agent and the Lenders is endorsed on all policies of insurance maintained by any member of the Group;

(v) on the date hereof and from time to time hereafter enter into such arrangements as the Agent and the Borrower may agree in order to hedge against the Group's exposure to fluctuations of interest rates and foreign exchange rates in accordance with the terms of the Hedging Policy Letter;

(vi) do (and shall procure that each other member of the Group does) all that is or may be reasonably necessary or advisable to preserve and protect (and refrain from doing, causing or permitting to be done anything which might be reasonably expected to have a material adverse effect on or terminate) their respective rights to use, or the validity or enforceability of, any patent, registered design, know-how, trade secret, copyright, domain names, trade mark or similar intellectual property right (whether registered or not) which at any time is owned or used by or is the subject of any licence or permission in favour of any member of the Group;

(vii) on receipt of reasonable notice from the Agent permit the Agent and any person authorised by the Agent to have, at all reasonable times during normal business hours, access to its premises and accounting books and records and those of each other member of the Group to make extracts from and take copies of its accounting records;

(viii) promptly after becoming aware of the same, inform the Agent of the occurrence of any Event of Default or Potential Event of Default and upon receipt of a written request to that effect from the Agent confirm to the Agent that, save as previously notified to the Agent or as notified in such confirmation, no such event has occurred;

(ix) pay and discharge all Taxation which is due for payment (other than Taxation which is being contested in good faith and by appropriate means) and all other lawful claims which would, if unpaid, by law become encumbrances on its assets;

(x) open and maintain such bank accounts as the Agent and the Borrower may agree;

(xi) comply with all Environmental Law relating to the receiving, handling, use, storage, accumulation, transportation, generations, spillage, migration, discharge, release and disposal of any Hazardous Substances;

(xii) procure that any subsidiary which is created or acquired by any member of the Group after the date of this Agreement shall, so far as lawful and to the same extent (and in substantially the same form) as the Obligors, grant all such security to the Lenders or their agent or security trustee as the Agent shall specify;

(xiii) exercise its rights under the Call Option (as defined in the Share Purchase Agreement) on the Call Option Date (as defined therein) and otherwise in accordance with the terms of the Share Purchase Agreement; and

(xiv) take such steps as the Agent may require (in the context of the costs and benefits to the Borrower in respect thereof) to pursue any breach of the Share Purchase Agreement by any party thereto other than the Borrower.

19.02 The Borrower shall not and shall procure that no other member of the Group shall (without the prior written consent of the Agent):

(i) create or permit to subsist any encumbrance over all or any of its present or future revenues or assets other than Permitted Encumbrances;

(ii) sell or otherwise dispose of any of its assets on terms whereby such assets are or may be leased to or re-acquired or acquired by any member of the Group other than in circumstances where, if such transaction gave rise to an encumbrance, such encumbrance would constitute a lien arising by operation of law in the ordinary course of business;

(iii) incur or permit to subsist any indebtedness other than Permitted Indebtedness;

(iv) sell, lease, transfer or otherwise dispose of, by one or more transactions or series of transactions (whether related or not), the whole or any part of its revenues or its assets or any interest therein except for Permitted Disposals.

(v) make any loans or advance or enter into any guarantee or indemnity other than in respect of Permitted Indebtedness;

(vi) enter into any merger or consolidation;

(vii) acquire any business or body corporate, acquire or subscribe for shares or other securities (or any interest therein) or enter into any partnership or joint venture (or interest therein) which would result in the payment of any consideration or the assumption of any liabilities in excess of £2,500,000;

(viii) incur Capital Expenditure on any asset which when taken together with all other capital assets purchased, hired, leased or acquired and Capital Expenditure incurred by all members of the Group in any financial year of the Borrower set out in Column (1) below has an aggregate market value in excess of the following figures (or their equivalent) set out in Column (2) opposite such year:

(1) Year	(2) £
Year ending 31 December 2001	5,000,000
Year ending 31 December 2002	5,000,000
Year ending 31 December 2003	5,000,000
Year ending 31 December 2004 and thereafter	such amount as is agreed between the Parent and the Agent

provided that, to the extent that in any financial year the amount of Capital Expenditure incurred on assets is less than the amount set out in Column (2) above in relation to any year such amount shall (up to a maximum amount equal to 20% of the amount set out in Column (2)) be carried forward to the following financial year and added to the amount of Capital Expenditure specified in Column (2) above for such financial year but on the basis that any such Capital Expenditure which is not incurred within that year shall cease to be available and shall not in terms of this Clause be carried forward to the following financial year;

(ix) change its place of residence for tax purposes;

(x) open or permit to subsist any account at any bank or financial institution except at the request of the Agent;

(xi) change its auditors without the prior consent of the Agent (such consent not to be unreasonably withheld or delayed and to be deemed if the proposed new auditors are one of the 10 largest firms in the United Kingdom);

(xii) change the accounting policies of the Group without the prior written consent of the Agent (acting reasonably) from those used in the Accounts unless (a) required to do so in order to ensure that the audited consolidated financial statements of the Group comply with UK GAAP from time to time or (b) such change has no effect on the calculation of, or the ability of the Group to comply with, the financial covenants set out in Clause 20;

(xiii) make or take steps to make any substantial change in the nature of its business as conducted at the date hereof or carry on any other business which results in any material change in the lines of business carried on by it as at the date hereof;

(xiv) amend or consent to the amendment of any provision of its memorandum or articles of association or equivalent constitutional documents of any of its subsidiaries;

(xv) cause or permit any Non-Trading Subsidiary to commence trading or acquire any assets or rights;

(xvi) amend or waive any provisions of the Acquisition Documents which have, or would be likely to have, an adverse effect on the interests of the Agent and the Lenders under the Financing Documents;

(xvii) cause or permit any Hazardous Substance to be brought upon, kept or used in or about any property owned or occupied by any member of the Group except for Hazardous Substances used in the ordinary course of business (which Hazardous Substances are kept, used or brought upon such property in accordance with all applicable Environmental Law);

(xviii) enter into any off balance sheet financing except as is expressly permitted in accordance with the terms of this Agreement; or

(xix) enter into any arrangements for the hedging of its exposure to floating interest rates other than in terms of the Hedging Documents.

19.03 The Borrower, when requested by the Agent at any time when a breach of Clause 20 is continuing, shall instruct its auditors:

(i) to review the management accounts provided by the Borrower pursuant to Clause 18.01(ii) in respect of any Monthly Accounting Period;

(ii) to review the Borrower’s working papers supporting such management accounts;

(iii) on the basis of such reviews to determine whether or not the Borrower is in compliance with Clause 20 in respect of such Monthly Accounting Period and in accordance with the accounting principles and practices employed in the preparation of the Accounts as varied or amended or substituted as agreed by the Agent under the terms of this Agreement; and

(iv) to report the result of such reviews and computation forthwith to the Agent.

19.04 Deleted.

19.05 Deleted.

19.06 The Borrower shall report to the Agent on the progress of negotiations in relation to the execution of the ITV Contract or the preparation of the Agreed Financial Model or the Updated Projections (as applicable) from time to time and when requested to do so by the Agent.

20. Financial Covenants

20.01 Interest Cover

The Borrower hereby covenants that, save as an Instructing Group shall otherwise agree, on each Test Date which occurs during each period set out in Column (1) below the ratio of EBITDA to Total Interest for the Test Period ending on such Test Date shall not be less than the ratio set out in Column (2) opposite that period:-

(1) Period	(2) Ratio
Completion to 31 March 2001	1.0 :1
1 April 2001 to 31 December 2001	1.25 :1
1 January 2002 to 31 December 2002	1.75 :1
1 January 2003 and thereafter	2.0 :1

20.02 Debt Cover

The Borrower hereby covenants that, save as an Instructing Group shall otherwise agree, on each Test Date which occurs during each period set out in Column (1) below the ratio of Bank Borrowings (as at such Test Date) to EBITDA for the Test Period ending on such Test Date shall not be more than the ratio set out in Column (2) opposite that period:-

(1) Period	(2) Ratio
Completion to 31 March 2001	8.0 :1
1 April 2001 31 December 2002	7.5 :1
1 January 2003 to 31 December 2004	6.0 :1
1 January 2005 and thereafter	5.0 :1

20.03 Deleted.

20.04 For the purpose of this Clause 20, Bank Borrowings, EBITDA and Total Interest shall each be ascertained from the audited consolidated financial statements of the Group and the Monthly Management Accounts most recently made available to the Agent in accordance with Clause 18.01(ii) or otherwise as determined in accordance with Clause 19.03.

20.05 In the event that any of the accounting policies or principles adopted by the Group are amended or changed in any way after the date of this Agreement, the Borrower and the Agent shall negotiate in good faith in order to make such amendments to this Agreement as are agreed (in the opinion of the Lenders acting reasonably) in order to ensure that the terms of Clause 20 give the Lenders comparable protection to that contemplated at the date of this Agreement.

20.06 In the event of a breach of any of the provisions of this Clause 20 the Lenders shall be entitled to:-

(i) instigate such legal and financial investigations of the affairs of the Group as they may consider appropriate in the event that they are not able to reach agreement with the Borrower on the steps required to remedy and/or investigate such breach. For that purpose, the Lenders may instruct such professional advisers as they may consider necessary in order to prepare or assist them to prepare such reports as they may consider appropriate. The Borrower and its officers shall co-operate fully with the Lenders and such professional advisers in the preparation of such reports and the carrying out of such investigations and shall make payment of all fees, costs and expenses incurred in connection therewith; and/or

(ii) require that the Borrower and each of its subsidiaries (or any of them) shall grant to the Agent for the Lenders such security documents as the Lenders may require together with such guarantees and other documents as the Lenders may require in relation thereto.

21. Events of Default

21.01 If:

(i) the Borrower fails to pay any principal sum due from it hereunder in the manner specified herein and on the due date for payment thereof or any other sum within five days of the due date for payment thereof; or

(ii) any warranty, representation or statement made in any of the Financing Documents or in any notice or other document, certificate or statement delivered pursuant thereto or in connection therewith or repeated at any time in accordance with the terms thereof proves (in the reasonable opinion of the Agent) to have been incorrect or misleading in any material respect and, if the relevant matter is capable of remedy, such matter is not remedied within 14 days after the Agent has given notice thereof to the Borrower; or

(iii) the Borrower fails to perform or comply with any of the obligations expressed to be assumed by it in Clauses 19.02 (i), (ii), (iii), (iv) and (v) and 20; or

(iv) any member of the Group fails to perform or comply with any other obligation expressed to be assumed by it in the Financing Documents and such failure, if capable of remedy or cure, is not remedied or cured within 14 days of the earlier of (a) the Borrower becoming aware of such matter or (b) the Agent has given notice thereof to such member of the Group; or

(v) any indebtedness of any member of the Group in excess of £500,000 is not paid when due (after allowing for any applicable grace period) or any indebtedness of any member of the Group in excess of £500,000 is declared to be or otherwise becomes due and payable prior to its specified maturity or, in the case of any indebtedness without a specified maturity, repayment is demanded by the creditor by reason of default of any member of the Group or any undrawn facilities are withdrawn by any creditor by reason by default or financial difficulties on the part of such member of the Group; or

(vi) any member of the Group (save for any Non-Trading Subsidiary) is unable to pay their debts as they fall due or otherwise is or becomes insolvent, commences negotiations with any one or more of its creditors with a view to the general re-adjustment or re-scheduling of its indebtedness or makes a general assignment for the benefit of or a composition with its creditors other than as part of a solvent reconstruction with the prior written consent of the Lenders (such consent not to be unreasonably withheld or delayed); or

(vii) any member of the Group (other than any Non-Trading Subsidiary) takes any corporate action or legal proceedings (other than any litigation or other proceedings which are in the opinion of an Instructing Group frivolous or vexatious or are withdrawn at least five business days prior to the date fixed for the first hearing of such matter) are started for its winding-up, dissolution or re-organisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of it or of all or a material part of its revenues and assets other than with the prior written consent of the Lenders (such consent not to be unreasonably withheld or delayed); or

(viii) any distress, execution, attachment or other process (other than any litigation or other proceedings which are in the reasonable opinion of an Instructing Group frivolous or vexatious or are withdrawn at least five days prior to the date fixed for the first hearing of such matter) affects any asset of any member of the Group in respect of a liability in excess of £500,000 (or its equivalent); or

(ix) anything analogous to or having a substantially similar effect to any of the events specified in sub-Clauses (vii) or (viii) above occurs in any applicable jurisdiction; or

(x) any member of the Group (other than the Borrower and any Non-Trading Subsidiary) ceases to be a wholly owned Subsidiary of the Borrower on or after Completion save as permitted by this Agreement or with the prior written consent of the Lenders or where such member of the Group ceasing to be a wholly owned Subsidiary of the Borrower will not have a Material Adverse Effect; or

(xi) any member of the Group (save for any Non-Trading Subsidiary) ceases or takes steps to cease to carry on all or a substantial part of its business other than with the prior written consent of the Lenders save where such member of the Group ceasing to carry on all or a substantial part of its business will not have a Material Adverse Effect; or

(xii) the Borrower repudiates this Agreement; or

(xiii) any authorisation, approval, consent, licence, exemption, filing, registration or notarisation or other requirement necessary to enable any member of the Group to conduct its business or to perform its obligations under any Financing Document to which it is a party is modified, revoked or withheld or does not remain in full force and effect other than those modifications, revocations or withholdings which do not have any material adverse effect on the conduct of the business of the Group; or

(xiv) at any time it is unlawful for the Borrower (a) to pay any amount owing by it under the Financing Documents, (b) to perform any of its other material obligations under any Financing Document to which it is a party or (c) to own its assets or carry on its business; or

(xv) the authority of any member of the Group (save for any Non-Trading Subsidiary) to conduct its business is wholly or substantially curtailed by any seizure or intervention by or on behalf of any governmental authority so that the ability of such member or any other members of the Group (save for any Non-Trading Subsidiary) to comply with its obligations under any of the Financing Documents is (in the reasonable opinion of an Instructing Group) materially affected; or

(xvi) the Borrower’s auditors qualify their report to the audited consolidated accounts of the Borrower in any way which is (in the reasonable opinion of an Instructing Group) material in the context of the Facility; or

(xvii) any litigation, arbitration or administrative proceedings are instituted against any member of the Group which if adversely determined would have a material and adverse effect on such member's abilities to perform its obligations under the Financing Documents (disregarding for this purpose any litigation or other proceedings which are in the reasonable opinion of an Instructing Group frivolous, vexatious or which otherwise have no reasonable prospect of resulting in such a material and adverse effect); or

(xviii) the memorandum or articles of association of the Borrower is amended in any way which is (in the reasonable opinion of an Instructing Group) adverse to the interests of the Agent or any of the Lenders; or

(xix) any circumstances arise (including but not limited to any change in the business, assets financial condition or prospects of any member of the Group) which result in a Material Adverse Effect;

then, and in any such case and at any time thereafter whilst such Event of Default shall be continuing unremedied or unwaived the Agent may, and if so instructed by an Instructing Group shall, by written notice to the Borrower:

(a) declare the Advances to be immediately due and payable (whereupon the same shall become so payable together with accrued interest thereon and any other sums then owed by the Borrower hereunder) or declare the Advances to be due and payable on demand of the Agent; and/or

(b) declare that any undrawn portion of the Facility shall be cancelled, whereupon the same shall be cancelled and the Commitment of each Lender shall be reduced to zero.

21.02 If, pursuant to Clause 21.01, the Agent declares any of the Advances to be due and payable on demand of the Agent then, and at any time thereafter, the Agent if so instructed by an Instructing Group shall by written notice to the Borrower:

(i) call for repayment of the Advances on such date as it may specify in such notice (whereupon the same shall become due and payable on such date together with accrued interest thereon and any other sums then owed by the Borrower hereunder); or

(ii) withdraw its declaration with effect from such date as it may specify in such notice; and/or

(iii) select a period of six months or less as the duration of any Interest Period which begins whilst such declaration remains in effect.

PART 7

DEFAULT INTEREST AND INDEMNITY

22. Default Interest and Indemnity

22.01 If any sum due and payable by any Obligor under the Financing Documents is not paid on the due date therefor in accordance with the provisions of Clauses 23 and 24 or if any sum due and payable by any Obligor under any judgement of any court in connection herewith is not paid on the date of such judgement, the period beginning on such due date or, as the case may be, the date of such judgement and ending on the date upon which the obligation of that Obligor to pay such sum (the balance thereof for the time being unpaid being herein referred to as an "unpaid sum") is discharged shall be divided into successive periods, each of which (other than the first, which shall commence on the date on which the unpaid sum became due and payable) shall start on the last day of the preceding such period and the duration of each of which shall be selected by the Agent and thereafter notified promptly to the Borrower and the Lenders.

22.02 During each such period relating thereto as is mentioned in Clause 22.01 an unpaid sum shall bear interest at the rate per annum which is the sum from time to time of two per cent. (2%), the Applicable Margin at such time, any Mandatory Costs as determined by the Agent plus LIBOR applicable to such period provided that:

(i) if, for any such period, the Screen Rate is not available and only one or none of the Reference Banks was offering deposits in Sterling for the required period, the rate of interest applicable to such unpaid sum shall be determined by reference to the cost to each of the Reference Banks of obtaining such deposits from such sources as it may reasonably select; and

(ii) if such unpaid sum is all or part of an Advance which became due and payable on a day other than the last day of an Interest Period relating thereto, the first such period applicable thereto shall be of a duration equal to the unexpired portion of that Interest Period and the rate of interest applicable thereto during such period shall be that which exceeds by two per cent. (2%) the rate which would have been applicable to it had it not so fallen due.

22.03 Any interest which shall have accrued under Clause 22.02 in respect of an unpaid sum shall be due and payable and shall be paid by the Borrower or relevant member of the Group (as applicable) at the end of the period by reference to which it is calculated or on such date as the Agent may specify by written notice to the Borrower.

22.04 If any Lender or the Agent on its behalf receives or recovers all or any part of such Lender's share of an Advance otherwise than on the last day of an Interest Period or the Term relating to that Advance the Borrower shall pay to the Agent on demand for account of such Lender such additional amount as is necessary to compensate such Lender for any loss (including loss of margin) or expense sustained or incurred in liquidating or re-deploying funds utilised, acquired or committed to make, fund or maintain such Advances for such Interest Period or Term.

22.05 The Borrower undertakes to indemnify:

(i) each of the Agent and the Lenders against any cost, claim, loss or expense, (including legal fees), which any of them may sustain or incur as a consequence of any Event of Default or any default by any Obligor in the performance of any of the obligations expressed to be assumed by it in any of the Financing Documents; and

(ii) each Lender against any loss it may suffer as a result of its funding an Advance requested by the Borrower but not made unless the Advance was not made because of default by such Lender.

22.06 Any unpaid sum shall (for the purposes of this Clause 22, Clause 14.01 and Schedule 5) be treated as an Advance and accordingly in this Clause 22, in Clause 14.01 and in Schedule 5 the term “Advance” includes any unpaid sum and the term “Interest Period” in relation to an unpaid sum includes each such period relating thereto as is mentioned in Clause 22.01.

PART 8

PAYMENTS

23. Currency of Account and Payment

23.01 The Borrower waives any right it may have in any jurisdiction to pay any amount hereunder in a currency other than that in which it is expressed to be payable hereunder. Each amount payable under any of the Financing Documents shall be paid in the currency in which it is expressed to be denominated or payable, all costs and expenses will be paid in the currency in which they were incurred and all payments in terms of Part 5 shall be made in the currency specified by the party claiming thereunder.

23.02 If any sum due from any Obligor under any of the Financing Documents or under any order or judgement given or made in relation thereto has to be converted from the currency (the "first currency") in which the same is payable into another currency (the "second currency") for any purpose including without limitation (i) making or filing a claim or proof against any Obligor, (ii) obtaining an order or judgement in any court or other tribunal or (iii) enforcing any order or judgement given or made in relation to any of the Financing Documents, the Borrower shall indemnify and hold harmless each of the persons to whom such sum is due from and against any loss suffered as a result of any discrepancy between (a) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (b) the rate or rates of exchange at which such person may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgement, claim or proof.

24. Payments

24.01 On each date on which this Agreement requires an amount to be paid by the Borrower or any of the Lenders hereunder, the Borrower or, as the case may be, such Lender shall make the same available to the Agent prior to 11.00 a.m. by payment in Sterling and in immediately available funds to such account in the United Kingdom as the Agent may have specified for this purpose.

24.02 Save as otherwise provided herein, each payment received by the Agent for the account of another person pursuant to Clause 24.01 shall be made available by the Agent to such other person (in the case of a Lender, for the account of its Facility Office) in immediately available funds on the due date for payment hereunder by transfer to such account of such person with such bank in London as such person shall have previously notified to the Agent.

24.03 Except to the extent otherwise provided in the Financing Documents and to the extent that the same are exclusively for the account of the Agent or any Lender or Lenders, each payment received by the Agent from any Obligor shall be promptly distributed by the Agent among the Lenders *pro rata* to their respective entitlements thereto.

24.04 All payments made by the Borrower hereunder shall be made free and clear of and without any deduction for or on account of any set-off or counter-claim.

24.05 All moneys received, recovered or realised by the Lenders by virtue of any guarantee of the Borrower's obligations hereunder may, in the Agent's discretion, be credited to an interest bearing suspense or impersonal account and may be held in such account for so long as the Agent thinks fit pending the application from time to time (as the Agent may reasonably think fit) of such moneys in or towards the payment and discharge of any amounts owing by the Borrower to such Lenders hereunder.

24.06 Where a sum is to be paid hereunder to the Agent for the account of another person, the Agent shall not be obliged to make it available to that other person until it has been able to establish to its reasonable satisfaction that it has actually received such sum, but if it does so and it proves to be the case that it had not actually received the sum it paid out, then the person to whom such sum was so made available shall €on request refund the same to the Agent together with an amount sufficient to reimburse the Agent for any amount it may have been required to pay out by way of interest on moneys borrowed to fund the sum in question during the period beginning on the business day on which the sum in question was made available to such person and ending on the date on which the Agent receives the same.

24.07 If any payment hereunder falls due on a day which is not a business day, it shall fall due on the next succeeding business day unless that day falls in the next calendar month in which case the payment shall fall due on the preceding business day. Interest, fees and commission payable hereunder shall be adjusted accordingly.

24.08 If a change in any currency of a country occurs after the date of this Agreement, the Financing Documents will be amended to the extent that the Agent and the Lenders (acting reasonably) consider to be required in order to reflect the change in currency and to put the Lenders in the same position, so far as possible, as they would have been in if no such change in currency had occurred.

24.09 If more than one currency or currency unit is at the same time recognised by the central bank of any country as the lawful currency of that country then:-

(i) any reference in the Financing Documents to, and any obligations arising under the Financing Documents in the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (acting reasonably); and

(ii) any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank of such country for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably).

24.10 Save to the extent otherwise agreed by the Agent and the Lenders, if the Agent receives any payment which is insufficient to discharge all of the amounts then due and payable by the Borrower under the Financing Documents, it shall apply such payment in respect of unpaid costs and expenses due to it, then to accrued interest due and unpaid, then to any amount of principal due but unpaid and finally to any other amount, in each case payable under the Financing Documents.

25. Set-Off

The Borrower authorises the Agent and each Lender to hold as security for all sums which are now or which may at any time hereafter become due to the Agent and the Lenders or any of them by the Borrower under the Financing Documents any balances, credits, deposits, accounts or monies to which it is entitled on any account with the Agent or that Lender and to apply any such balances, credits, deposits, accounts or monies at any time (without prior notice to the Borrower) in satisfaction of any such sums. The Agent or the relevant Lender shall inform the Borrower as soon as reasonably practicable after the occurrence of any set-off or application under this Clause. For this purpose, each Lender is authorised to purchase with the monies standing to the credit of any such account such other currencies as may be necessary to effect such application. No Lender shall be obliged to exercise any right given to it by this Clause 25. The Borrower agrees to the application of any such balances, credits, deposits, accounts or monies in satisfaction of any such sums due and payable by it but unpaid.

26. Re-distribution of Payments

If, at any time, the amount which any Lender (a “Recovering Lender”) has received or recovered (whether by payment, the exercise of a right of set-off or combination of accounts or otherwise of any payment (a “relevant payment”) to be made under the Financing Documents by any member of the Group for account of such Recovering Lender and one or more other Lenders is greater (the amount of such excess being herein called an “excess amount”) than its proportional entitlement, then:

(i) such Recovering Lender shall pay to the Agent an amount equal to such excess amount;

(ii) the Agent shall treat the amount received by it from such Recovering Lender pursuant to paragraph (i) as if such amount had been received by it from such member of the Group in respect of such relevant payment and shall pay the same to the persons entitled thereto (including such Recovering Lender) *pro rata* to their respective entitlements thereto; and

(iii) the liability of such member of the Group to the Recovering Lender shall be treated as not having been reduced by reason of such member’s payment of the excess amount but shall be treated as reduced to each Lender by the shared amount thereof.

PART 9

FEES, COSTS AND EXPENSES

27. Fees

27.01 Deleted.

27.02 Deleted.

27.03 The Borrower shall pay to the Agent for its own account the agency fee specified in the letter dated on or around the date hereof from the Agent to the Borrower at the times and in the amounts specified in such letter.

27.04 Fees and commission shall accrue from day to day and shall be calculated on the basis of a year of 365 days and the actual number of days elapsed.

28. Costs and Expenses

28.01 The Borrower shall, from time to time on demand by the Agent reimburse the Agent for all reasonable costs and expenses (including legal fees and value added tax) properly incurred by it in connection with the negotiation, preparation and execution of the Financing Documents including, without limitation, the Security Documents to be executed after the date hereof, the completion of the transactions herein contemplated and the syndication of the Facility.

28.02 The Borrower shall, from time to time on demand by the Agent, reimburse the Agent and the Lenders for all reasonable costs and expenses (including legal fees and value added tax) properly incurred in or in connection with the conduct of the Facility and the preservation and/or enforcement and/or release of any of the rights of the Agent and the Lenders under the Financing Documents.

28.03 The Borrower shall pay all stamp, registration and other taxes to which the Financing Documents or any judgement given in connection therewith are at any time subject and shall, from time to time on demand by the Agent, indemnify the Agent and the Lenders against any liabilities, costs, claims and expenses resulting from any failure to pay or any delay in paying any such tax.

28.04 The Agent may apply any part of an Advance in payment and/or reimbursement to itself of any fees, costs, expenses or other payments due by the Borrower under Clauses 27 and 28 and the Borrower hereby irrevocably authorises the deduction of such payment and/or such reimbursement from any Advance.

28.05 If the Borrower fails to perform any of its obligations under this Clause 28, each Lender shall indemnify the Agent against its Pro Rata Percentage of any loss incurred by the Agent as a result of such failure and the Borrower shall forthwith reimburse each Lender for any payment made by it pursuant to this Clause 28.05.

PART 10

AGENCY PROVISIONS

29. The Agent, the Arranger and the Lenders

29.01 Each Lender and the Arranger hereby appoints the Agent to act as its agent in connection with the Financing Documents herewith and authorises the Agent:

(i) to execute and deliver on its behalf the Intercreditor Agreement and any other Financing Document approved by it and which requires to be executed by it or on its behalf;

(ii) to release any security constituted by the Security Documents which requires to be released in connection with any Permitted Disposal; and

(iii) to exercise such rights, powers and discretions as are specifically delegated to the Agent by the terms thereof together with all such rights, powers and discretions as are reasonably incidental thereto.

The relationship between the Agent and the Arranger and each Lender is that of agent and principal only unless otherwise specifically provided in any of the Financing Documents. Except as specifically set out in the Financing Documents, the Arranger has no duties of any kind to any other person under or in connection with any of the Financing Documents.

29.02 The Agent may:

(i) assume that:

(a) any representation made by any member of the Group in connection with the Financing Documents is true;

(b) no Event of Default or Potential Event of Default has occurred; and

(c) none of the members of the Group is in breach of or default under their respective obligations under the Financing Documents, unless it has actual knowledge or actual notice to the contrary;

(ii) assume that the Facility Office of each Lender is that identified with its signature below or in any Transfer Certificate until it has received from such Lender a notice designating some other office of such Lender to replace its Facility Office and act upon any such notice until the same is superseded by a further such notice;

(iii) engage and pay for the advice or services of any lawyers, accountants, surveyors, valuers or other experts whose advice or services may to it seem necessary, expedient or desirable and rely upon any advice so obtained;

(iv) rely as to any matters of fact which might reasonably be expected to be within the knowledge of any member of the Group upon a certificate signed by or on behalf of such member;

(v) rely upon any communication or document believed by it to be genuine;

(vi) refrain from exercising any right, power or discretion vested in it as agent hereunder unless and until instructed by an Instructing Group as to whether or not such right, power or discretion is to be exercised and, if it is to be exercised, as to the manner in which it would be exercised; and

(vii) refrain from acting in accordance with any instructions of an Instructing Group to begin any legal action or proceeding arising out of or in connection with the Financing Documents until it shall have received such security as it may require (whether by way of payment in advance or otherwise) for all costs, claims, expenses (including legal fees) and liabilities which it will or may expend or incur in complying with such instructions.

29.03 The Agent shall:

(i) promptly inform each Lender of the contents of all relevant notices or documents received by the Agent from any member of the Group hereunder;

(ii) promptly notify each Lender of the occurrence of any Event of Default of which the Agent has actual knowledge or actual notice;

(iii) save as otherwise provided in the Financing Documents, act as agent in connection with the Financing Documents in accordance with any instructions given to it by an Instructing Group, which instructions shall be binding on all of the Lenders; and

(iv) if so instructed by an Instructing Group, grant any Waiver Letter or refrain from exercising any right, power or discretion vested in it as agent under the Financing Documents.

29.04 The Agent may with the agreement of the Borrower and an Instructing Group amend any term of any of the Financing Documents except if the effect of such amendment would be to:

(i) increase any Lender’s Commitment or amend the Applicable Margin;

(ii) change the definition of Instructing Group;

(iii) extend the due date, or alter the currency of, or reduce the amount of any payment due to that Lender under the Financing Documents to which it is a party;

(iv) amend the terms of this Clause 29.04;

(v) release any security constituted by the Security Documents other than security released in connection with any Permitted Disposal; or

(vi) alter the priority of any liabilities under the Financing Documents,

in which case the consent of the Borrower and all of the Lenders will be required.

29.05 Where the Agent's consent or determination or waiver or satisfaction is requested in connection with the Financing Documents such consent or determination or waiver or satisfaction shall be given only in writing.

29.06 Where the Agent is instructed or authorised by an Instructing Group pursuant to Clauses 29.03(iii) or 29.03(iv) those Lenders who do not form part of an Instructing Group hereby waive any rights which they may have against the Agent in respect of the Agent's giving any consent, determination, assurance, satisfaction or waiver or the Agent's refraining from exercising any right, power or discretion and the Lenders shall indemnify the Agent in respect of any loss it may suffer as a result of taking or failing to take such action.

29.07 Notwithstanding anything to the contrary expressed or implied herein, the Agent and the Arranger shall not:

(i) be bound to enquire as to:

(a) whether or not any representation made by any Obligor in connection with the Financing Documents is true;

(b) the occurrence or otherwise of any event which is or may become an Event of Default or Potential Event of Default;

(c) the performance by any Obligor of its obligations under the Financing Documents;

(d) any breach of or default by any of the Obligors of or under its obligations under the Financing Documents;

(ii) be bound to account to any Lender for any sum or the profit element of any sum received by it for the Agent's own account;

(iii) be bound to disclose to any person other than a Lender any information relating to any member of the Group if such disclosure would or might in its opinion constitute a breach of any law or regulation or duty of confidentiality;

(iv) be under any obligations other than those for which express provision is made herein;

(v) be bound to examine or enquire into or be responsible for the legality, validity, effectiveness, adequacy or enforceability of any of the Financing Documents or any agreement, assignment or other document relating thereto or its ability to exercise the rights, trusts, powers, authorities and discretions thereby conferred and so that neither the Agent or the Arranger shall be responsible for its inability to exercise any of the same or for any loss or damage thereby arising; or

(vi) be bound to take any steps or perform any obligation or exercise any right or fulfil any request if to do so might in its sole opinion breach of conflict with or contradict or be contrary to any rule, regulation, law, regulatory requirement, court order or judgment in any jurisdiction or expose either of the Agent or the Arranger to any liabilities in any jurisdiction.

29.08 Each Lender shall, from time to time on demand by the Agent, indemnify the Agent against its Pro Rata Percentage of any and all costs, claims, expenses (including legal fees) and liabilities which the Agent may incur in acting in its capacity as agent hereunder save to the extent arising as a result of the gross negligence or wilful default of the Agent.

29.09 Neither the Agent nor the Arranger accepts any responsibility for the accuracy and/or completeness of the Accountants Report, the Due Diligence Reports or of any information supplied by any member of the Group in connection herewith or for the legality, validity, effectiveness, adequacy or enforceability of the Financing Documents or any of them and neither the Agent nor the Arranger shall not be under any liability as a result of taking or omitting to take any action in relation to the Financing Documents or any of them.

29.10 Each of the Lenders agrees that it will not assert or seek to assert against any director, officer or employee of the Agent or the Arranger any claim it might have against any of them in respect of the matters referred to in Clause 29.08.

29.11 The Agent may accept deposits from, lend money to and generally engage in any kind of banking or other business on its own account with each member of the Group.

29.12 The Agent may following prior consultation with the Borrower and in accordance with the terms of Clause 32.04 resign its appointment hereunder at any time without assigning any reason therefor by giving not less than thirty days' prior written notice to that effect to each of the other parties hereto provided that no such resignation shall be effective until a successor for the Agent is appointed in accordance with the succeeding provisions of this Clause 29.

29.13 If the Agent gives notice of its resignation pursuant to Clause 29.12, then any reputable and experienced bank or other financial institution may following consultation with the Borrower be appointed as a successor to the Agent by an Instructing Group during the period of such notice but, if no such successor is so appointed, the Agent within sixty days of the giving of such notice may following consultation with the Borrower itself appoint such a successor.

29.14 If a successor to the Agent is appointed under the provisions of Clause 29.13, then (i) the retiring Agent shall be discharged from any further obligation hereunder but shall remain entitled to the benefit of the provisions of this Clause 29 and (ii) its successor and each of the other parties hereto shall have the same rights and obligations amongst themselves as they would have had if such successor had been a party hereto.

29.15 It is understood and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, credit-worthiness, condition, affairs, status and nature of the Group and each member thereof and, accordingly, each Lender warrants to the Agent and the Arranger that it has not relied and will not hereafter rely on the Agent or the Arranger:

(i) to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by or on behalf of the Group and each member thereof in connection with the Financing Documents or the transactions herein contemplated (whether or not such information has been or is hereafter circulated to such Lender by the Agent or the Arranger); or

(ii) to assess or keep under review on its behalf the financial condition, credit-worthiness, condition, affairs, status or nature of the Group and each member thereof.

29.16 Without prejudice to the rights of the Agent pursuant to the Financing Documents an Instructing Group may resolve to remove the Agent from its appointment hereunder and on receipt by the Agent of notice of such resolution the provisions of Clauses 29.12, 29.13 and 29.14 shall apply *mutatis mutandis* as if the Agent had given the requisite notice under Clause 29.12 and the period of such notice had expired.

PART 11

ASSIGNMENTS AND TRANSFERS

30. Benefit of Agreement

This Agreement shall be binding upon and enure to the benefit of each party hereto and its successors and assigns.

31. Assignments and Transfers by the Borrower

The Borrower shall not be entitled to assign or transfer all or any of its rights, benefits and obligations under any of the Financing Documents.

32. Assignments and Transfers by Lenders

32.01 Any Lender may at any time after consultation with the Borrower and in accordance with the terms of Clause 32.04 assign or novate or otherwise transfer its rights and obligations under the Financing Documents in part (in a minimum amount of £5,000,000 (or its equivalent) or such lesser amount as the Agent may agree) or in whole to a bank or financial institution provided that:

(i) the Borrower and the Agent may continue to treat such Lender as a Lender named herein for all purposes hereof with respect to such assigned, novated or transferred rights and obligations until the Agent shall have received (a) an agreement in form and substance satisfactory to it providing that the assignee or transferee is bound by the Financing Documents with respect to such rights and obligations as fully and to the same extent as if it were the Lender originally obligated under such obligations or owned such rights and (b) its representation and warranty to the same effect as set forth in Clause 29.15 as of the effective date of the assignment, novation or transfer to such assignee or transferee;

(ii) if any Lender wishes to transfer all or any of its rights and obligations under the Financing Documents pursuant to this Clause 32 such transfer may be effected by way of a Transfer Certificate and such Transfer Certificate shall for the purposes of this Clause 32 be deemed to be in a form and substance satisfactory to the Agent and shall be effective from and including the Transfer Date (as defined therein);

(iii) the Borrower and each Lender other than the Existing Lender (as defined in any Transfer Certificate) hereby irrevocably authorise the Agent to execute that Transfer Certificate on its behalf as its agent and to deliver that executed Transfer Certificate to the New Lender (as therein defined) on its behalf;

(iv) upon compliance with sub-Clause (i) above, all payments in respect of the rights assigned, novated or transferred with respect to such

Available Commitment or proportion of Advances or portion thereof shall be made to the assignee or transferee, the assignee or transferee shall become a “Lender” for all purposes of the Financing Documents with respect to the rights and obligations assigned, novated or transferred to it, and the rights and obligations of the assigning or transferring Lender shall terminate; and

(v) the assigning or transferring Lender shall pay the reasonable expenses of the Agent to administer and record any assignment, novation or transfer pursuant to this Clause 32 unless the assignee or transferee shall otherwise agree to pay such expenses, and the Agent shall have no obligation under sub-Clause (i) above to record or act on any such assignment, novation or transfer unless it receives payment or confirmation satisfactory to the Agent from the assigning or transferring Lender or the assignee or transferee that such reasonable expenses shall be paid.

(vi) any such assignment, novation or transfer must be of the same percentage of such Lender's rights and obligations in respect of Tranche A and Tranche B.

32.02 Nothing in this Clause 32 shall prevent any Lender from granting participations in its rights with respect to any Advance if the existence of such participations does not affect the rights or obligations of any of the other parties to this Agreement.

32.03 The New Lender (as defined in the Transfer Certificate) shall, on the date on which an assignment or transfer takes effect, pay to the Agent for its own account a fee of £500.

32.04 If Bank of Scotland proposes at any time to cease to hold Commitments representing not less than 67% of the Total Commitments or proposes at any time to resign as the Agent it will give eight weeks notice of its intention to do so to the Borrower and the Borrower may (prior to the date of such cessation or resignation) prepay the Advances made to it by Bank of Scotland under this Agreement in accordance with the terms of this Agreement but without payment of any prepayment fee as is referred to in Clause 11.07 hereof.

33. Disclosure of Information

Subject to obtaining a confidentiality undertaking in favour of the Borrower, any Lender may disclose to any actual or potential assignee or to any person who may otherwise enter into contractual relations with such Lender in relation to this Agreement such information about the Obligors and the Group as such Lender shall consider appropriate and may otherwise disclose any information about the Obligors and the Group which such Lender is required by law to disclose to any person.

34. Syndication

The Borrower covenants to the Agent and Lenders that it will without financial obligation on the part of the Borrower co-operate with the Agent and Lenders in relation to the syndication of the Facility and assist such syndication by participating in site visits, management presentations, the preparation of an information memorandum and any associated reports and performing all other acts or preparing all other documents as are required by the Agent (acting reasonably) from time to time.

PART 12

MISCELLANEOUS

35. Calculation and Evidence of Debt

35.01 Deleted.

35.02 If on any occasion a Reference Bank fails to supply the Agent with a quotation required of it under the foregoing provisions of this Agreement, the rate for which such quotation was required shall be determined from those quotations which are supplied to the Agent.

35.03 Each Lender shall maintain in accordance with its usual practice accounts evidencing the amount from time to time lent by and owing to it hereunder.

35.04 The Agent shall maintain on its books a control account or accounts in which shall be recorded (i) the amount of any Advance made or arising hereunder and each Lender’s share therein, (ii) the amount of all principal, interest and other sums due or to become due from any of the Obligors to any of the Lenders hereunder and each Lender's share therein and (iii) the amount of any sum received or recovered by the Agent hereunder and each Lender's share therein.

35.05 In any legal action or proceeding arising out of or in connection with this Agreement, the entries made in the accounts maintained pursuant to Clauses 35.03 and 35.04 shall in the absence of manifest error be *prima facie* evidence of the existence and amounts of the obligations of the Obligors therein recorded.

35.06 A certificate of a Lender as to (a) the amount by which a sum payable to it hereunder is to be increased under Clause 12.01 or (b) the amount for the time being required to indemnify it against any such cost or liability as is mentioned in Clause 12.02 or 14.01 or 22.05 shall, in the absence of manifest error, be *prima facie* evidence for the purposes of the Financing Documents and in any legal action or proceedings arising out of or in connection with this Agreement.

35.07 A certificate of the Agent as to the amount at any time due from any Obligor hereunder or the amount which, but for any of the obligations of any Obligor hereunder being or becoming void, voidable, unenforceable or ineffective, at any time would have been due from any Obligor hereunder shall, in the absence of manifest error be *prima facie* evidence in any legal action or proceeding arising out of or in connection with this Agreement.

36. Remedies and Waivers

No failure to exercise, nor any delay in exercising, on the part of the Agent and the Lenders or any of them, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

37. Partial Invalidity

If at any time any provision hereof is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions hereof nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired thereby.

38. Amendments

The parties to this Agreement may from time to time agree to make amendments to the terms of this Agreement and may enter into such supplemental agreements as are required from time to time in order to give effect to such amendments. Such amendments may include, *inter alia*, the increase or reduction of the facilities made available under this Agreement.

39. Further Assurance

The obligations of the Obligors and each other member of the Group under the Financing Documents shall be secured by the rights and interests conferred upon the Agent and the Lenders under the Security Documents. The Borrower shall (and shall procure that the other Obligors shall) from time to time execute and deliver to the Agent and procure the execution and delivery by any member of the Group all such deeds and documents and do all such things as the Agent may require to perfect such security over the assets or any of them and undertaking of any such member of the Group.

40. Notices

40.01 Each communication to be made hereunder shall be made in writing but, unless otherwise stated, may be made by fax or letter.

40.02 Any communication or document to be made or delivered by one person to another pursuant to this Agreement shall (unless that other person has by fifteen days' written notice to the Agent specified another address) be made or delivered to that other person at the address or fax number identified with its signature below and shall be deemed to have been made or delivered (in the case of any communication made by fax) when received legibly and in full by the recipient or (in the case of any communication made by letter) when left at that address or (as the case may be) two days after being deposited in the post postage prepaid in an envelope addressed to it at that address provided that any communication or document to be made or delivered by the Borrower to the Agent shall be effective only when received by the Agent marked for the attention of the department or officer identified with the Agent's signature below (or such other department or officer as the Agent shall form time to time specify for this purpose).

41. Interpretation

Schedule 10 shall apply in interpreting this Agreement.

42. Counterparts

This Agreement may be signed in any number of counterparts and by different parties to this Agreement on separate counterparts. Each of such counterparts shall, when executed and delivered to the Agent constitute one and the same agreement.

43. Announcements

The Arranger shall be entitled (at its own expense) to make any press release, tombstone, advertisement or other similar public announcement or otherwise publish any information relating to or concerning the Acquisition or the Facility as it may wish (acting reasonably) provided that the Arranger shall obtain the consent of the Borrower prior to making any such announcement.

PART 13

LAW AND JURISDICTION

44. Law and Jurisdiction

44.01 This Agreement shall be governed by and construed in accordance with the laws of England.

44.02 The Borrower hereby irrevocably agrees for the benefit of the Agent and the Lenders that the courts of England shall have non-exclusive jurisdiction to hear and determine any action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement and for such purposes irrevocably submits to the jurisdiction of such courts.

44.03 Each of the parties to this Agreement irrevocably waives any objection which it might now or hereafter have to the courts referred to in Clause 44.02 being nominated as the forum to hear and determine any action or proceeding and to settle any disputes which may arise out of or in connection with this Agreement and agrees not to claim that any such court is not a convenient or appropriate forum.

44.04 The Borrower undertakes to procure that each of the Obligors irrevocably appoints Littlewoods Lotteries Limited to be its agent to accept service on its behalf from time to time provided that if it shall cease to exist or shall resign such appointment each Obligor shall forthwith appoint a replacement agent to the satisfaction of the Agent for this purpose and, if they shall fail to do so within five business days of a request to do so by the Agent to the Borrower, the Agent shall be entitled to appoint a replacement on behalf of the Obligors and the Borrower undertakes to procure that each of the Obligors agrees to indemnify the Agent for any costs arising therefrom and hereby irrevocably appoints the Agent as its attorney by way of security for the purpose of making such appointment.

44.05 The submission to the jurisdiction of the courts referred to in Clause 44.02 shall not (and shall not be construed so as to) limit the right of the Agent or any Lender to take proceedings against any party hereto in any other court of competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

44.06 To the extent that any of the Obligors in any jurisdiction claims for itself or its assets immunity from suit, execution, attachment (whether in aid of execution, before judgement or otherwise) or other legal process and to the extent that in any such jurisdiction there may be attributed to itself or its assets such immunity (whether or not claimed), it hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity to the full extent permitted by the laws of such jurisdiction.

IN WITNESS WHEREOF this Agreement has been signed by a duly authorised representative of each of the parties hereto on the date first written above.

SCHEDULE 1

THE LENDERS

Lender	**Commitment (£)**		
	Tranche A	Tranche B	Total
The Governor and Company of the Bank of Scotland The Mound Edinburgh EH1 1YZ	24,000,000	11,000,000	35,000,000
	24,000,000	11,000,000	35,000,000

SCHEDULE 2

CONDITION PRECEDENT DOCUMENTS

[Initial conditions superseded]

SCHEDULE 3

FORM OF DRAWDOWN NOTICE

From:

To:

[Date]

Dear Sirs,

1. We refer to the agreement (the “Facility Agreement”) dated 10th August 2000 and made between Sportech PLC (formerly known as Rodime PLC), The Governor and Company of the Bank of Scotland as Agent and Arranger and the financial institutions named therein as Lenders (as supplemented by a supplemental facility agreement dated 15th October 2001 and a further supplemental facility agreement dated ● 2002 each between the parties thereto and as supplemented, varied, novated, restated or amended from time to time). Terms defined in the Facility Agreement shall have the same meanings in this notice.

2. We hereby give you notice that, pursuant to the Facility Agreement and on [date of proposed Advance], the Borrower wishes to borrow an Advance of £● of Tranche B of the Facility upon the terms and subject to the conditions contained in the Facility Agreement.

3. We would like this Advance to have a Term of ● months’ duration.

Yours faithfully,

....

for and on behalf of the Borrower

SCHEDULE 3A

FORM OF RENEWAL REQUEST

From:

To:

[Date]

Dear Sirs

1. We refer to the agreement (the "Facility Agreement") dated 10th August 2000 and made between Sportech plc (formerly known as Rodime PLC), The Governor and Company of the Bank of Scotland as Agent and Arranger and the financial institutions named therein as Lenders (as supplemented by a supplemental facility agreement dated 15th October 2001 and a further supplemental facility agreement dated ● 2002 each between the parties thereto and as supplemented, varied, novated, restated or amended from time to time). Terms defined in the Facility Agreement shall have the same meanings in this notice.

2. We hereby give you notice that, pursuant to the Facility Agreement and on [date of proposed renewal], the Borrower wishes to renew an Advance of £● of Tranche B of the Facility which is repayable on ● upon the terms and subject to the conditions contained in the Facility Agreement.

3. We would like this Advance to have a Term of ● months' duration.

4. We confirm that at the date hereof (a) the representations and warranties set out in Clause 17.01 of the Facility Agreement which are repeated in accordance with the provisions of Clause 17.02 of the Facility Agreement are true and correct in all material respects and (b) no Event of Default has occurred and is continuing.

Yours faithfully

....

For and on behalf of the Borrower

SCHEDULE 4

MANDATORY COSTS FORMULA

1. Mandatory Costs are an addition to the interest rate to compensate any Lender for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

2. On the first day of each Interest Period or Term (or as soon as possible thereafter) the Agent shall calculate, as a percentage rate, a rate (the "Additional Cost Rate") for each Lender in accordance with the paragraphs set out below. The Mandatory Costs will be calculated by the Agent as a weighted average of the Lenders' Additional Cost Rates (weighted in proportion to the percentage participation of each Lender in the relevant Advance) and will be expressed as a percentage rate per annum.

3. The Additional Cost Rate for any Lender lending from a Facility Office in a Participating Member State will be the percentage notified by that Lender to the Agent. This percentage will be certified by that Lender in its notice to the Agent to be its reasonable determination of the cost (expressed as a percentage of that Lender's participation in all Advances made from that Facility Office) of complying with the minimum reserve requirements of the European Central Bank in respect of loans made from that Facility Office.

4. The Additional Cost Rate for any Lender lending from a Facility Office in the United Kingdom will be calculated by the Agent as follows:

   (a) in relation to a Sterling Advance:

   $$\frac{AB + C\,(B-D) + E \times 0.01}{100 - (A+C)} \text{ per cent. per annum.}$$

   (b) in relation to an Advance in any currency other than Sterling:

   $$\frac{E \times 0.01}{300} \text{ per cent. per annum.}$$

   Where:

   A is the percentage of Eligible Liabilities (assuming these to be in excess of any stated minimum) which that Lender is from time to time required to maintain as an interest free cash ratio deposit with the Bank of England to comply with cash ratio requirements.

   B is the percentage rate of interest (excluding the Applicable Margin and the Mandatory Costs and, if the Advance is an unpaid sum, the additional rate of interest specified in Clause 37.02) payable for the relevant Interest Period or Term on the Advance.

C is the percentage (if any) of Eligible Liabilities which that Lender is required from time to time to maintain as interest bearing Special Deposits with the Bank of England.

D is the percentage rate per annum payable by the Bank of England to the Agent on interest bearing Special Deposits.

E is designed to compensate Lenders for amounts payable under the Fees Rules and is calculated by the Agent as being the average of the most recent rates of charge supplied by the Reference Banks to the Agent pursuant to paragraph 7 below and expressed in pounds per £1,000,000.

5. For the purposes of this Schedule:

(a) "Eligible Liabilities" and "Special Deposits" have the meanings given to them from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

(b) "Fees Rules" means the rules on periodic fees contained in the FSA Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

(c) "Fee Tariffs" means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate); and

(d) "Tariff Base" has the meaning given to it in, and will be calculated in accordance with, the Fees Rules.

6. In application of the above formulae, A, B, C and D will be included in the formulae as percentages (i.e. 5 per cent. will be included in the formula as 5 and not as 0.05). A negative result obtained by subtracting D from B shall be taken as zero. The resulting figures shall be rounded to four decimal places.

7. If requested by the Agent, each Reference Bank shall, as soon as practicable after publication by the Financial Services Authority, supply to the Agent, the rate of charge payable by that Reference Bank to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by that Reference Bank as being the average of the Fee Tariffs applicable to that Reference Bank for that financial year) and expressed in pounds per £1,000,000 of the Tariff Base of that Reference Bank.

8. Each Lender shall supply any information required by the Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Lender shall supply the following information on or prior to the date on which it becomes a Lender:

(a) the jurisdiction of its Facility Office; and

(b) any other information that the Agent may reasonably require for such purpose.

Each Lender shall promptly notify the Agent of any change to the information provided by it pursuant to this paragraph.

9. The percentages of each Lender for the purpose of A and C above and the rates of charge of each Reference Bank for the purpose of E above shall be determined by the Agent based upon the information supplied to it pursuant to paragraphs 7 and 8 above and on the assumption that, unless a Lender notifies the Agent to the contrary, each Lender's obligations in relation to cash ratio deposits and Special Deposits are the same as those of a typical bank from its jurisdiction of incorporation with a Facility Office in the same jurisdiction as its Facility Office.

10. The Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Lender and shall be entitled to assume that the information provided by any Lender or Reference Bank pursuant to paragraphs 3, 7 and 8 above is true and correct in all respects.

11. The Agent shall distribute the additional amounts received as a result of the Mandatory Costs to the Lenders on the basis of the Additional Cost Rate for each Lender based on the information provided by each Lender and each Reference Bank pursuant to paragraphs 3, 7 and 8 above.

12. Any determination by the Agent pursuant to this Schedule in relation to a formula, the Mandatory Costs, an Additional Cost Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all parties.

13. The Agent may from time to time, after consultation with the Parent and the Lenders determine and notify to the Lender and the Borrowers any amendments which are required to be made to this Schedule 5 in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on the Lenders and the Borrowers.

SCHEDULE 5

PERMITTED ENCUMBRANCES

1. Encumbrances by way of title retention in the case of agreements required by the relevant supplier and entered into in the normal course of trade.

2. Liens arising by operation of law and in the ordinary course of trade of the relevant member of the Group.

3. Encumbrances constituted by the Security Documents.

4. Encumbrances constituted with the prior written consent of an Instructing Group.

5. Rights of set off arising in the ordinary course of trade between any member of the Group and its suppliers or customers.

6. Encumbrances constituted in relation to any Finance Leases, hire purchase agreements, conditional sale agreements or other agreements for the acquisition or use of assets on deferred payment terms if and to the extent that the relevant member of the Group is permitted to enter into any such arrangements pursuant to the terms of this Agreement.

7. Encumbrances constituted in relation to any bond or amount of up to £2,000,000 lodged by Littlewoods Isle of Man Limited with the relevant gaming authority.



SCHEDULE 7

INITIAL SECURITIES

[Initial Securities granted]

SCHEDULE 8

PERMITTED INDEBTEDNESS

1. Indebtedness constituted by the Financing Documents.

2. Indebtedness constituted by the Permitted Hedging Transactions.

3. Loans to employees in accordance with the Group's normal policy provided that not more than £100,000 (or its equivalent) in aggregate may be outstanding at any time.

4. Indebtedness due by one Obligor to another Obligor provided that no loans or capital contributions may be made available by any member of the Group to Rodime Technologies Limited without the prior written consent of the Lenders.

5. Indebtedness under any Finance Lease provided that the aggregate capital value of any assets which are the subject of such Finance Leases to members of the Group do not exceed £1,000,000 (or its equivalent) from time to time.

6. Indebtedness under the counter indemnity dated on or around 1st February 2002 and granted by Littlewoods Promotions Limited in favour of The Governor and Company of the Bank of Scotland.

SCHEDULE 9

NB: The execution and delivery to the Agent of this Transfer Certificate may not of itself transfer the appropriate proportion of the transferring Lender's right to the benefit of security in each relevant jurisdiction. It is the responsibility of the transferee to investigate and where necessary seek its own advice of the efficacy of the Transfer Certificate in this connection.

FORM OF TRANSFER CERTIFICATE

To: Sportech PLC (formerly known as Rodime plc) and the other parties to the Facility Agreement (as defined below)

TRANSFER CERTIFICATE

relating to a facility agreement (as amended, varied, novated, supplemented or restated the "Facility Agreement") originally dated 10th August 2000 between Sportech PLC and others, The Governor and Company of the Bank of Scotland as Arranger, Agent, and the financial institutions named therein as Lenders in terms of which the Lenders have made certain term loan facilities available to the Borrower.

1. Terms defined in the Facility Agreement shall have the same meanings where used in this Transfer Certificate. The terms Existing Lender, Transferee Lender, Transfer Date, Lender's Commitment and Amount Transferred are defined in the Schedule hereto.

2. The Existing Lender (i) confirms that the Lender's Commitment is an accurate summary of its participation in the Facility and (ii) requests the Transferee Lender to accept and procure the transfer by novation to the Transferee Lender of the amount transferred of its Commitment by counter-signing and delivering this Transfer Certificate to the Agent at its address for the service of notices specified in the Facility Agreement.

3. The Transferee Lender hereby requests each of the parties to the Facility Agreement to accept this Transfer Certificate as being delivered to the Agent pursuant to and for the purposes of Clause 33 of the Facility Agreement and to transfer its obligations thereunder to the extent set out in the Schedule hereto so as to take effect in accordance with the terms of the Facility Agreement thereof on the Transfer Date.

4. The Transferee Lender confirms that it has received a copy of the Financing Documents together with such other information as it has required in connection with this transaction and that it has not relied and will not hereafter rely on the Existing Lender or any other Lender to check or enquire on its behalf into the legality, validity, effectiveness, adequacy, accuracy or completeness of any such information and further agrees that it has not relied and will not rely on the Existing Lender or any other Lender to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of any of the Obligors.

5. The Transferee Lender hereby undertakes with the Existing Lender and each of the other parties to the Facility Agreement that it will perform in accordance with their terms all those obligations which by the terms of the Facility Agreement will be assumed by it after delivery of this Transfer Certificate to the Agent and satisfaction of the conditions (if any) subject to which this Transfer Certificate is expressed to take effect.

6. On the execution of this Transfer Certificate by the Agent on their behalf, the other parties to the Facility Agreement accept the Transferee Lender as a party to the Facility Agreement in substitution for the Existing Lender with respect to all of those rights and/or obligations which, in accordance with the terms of the Facility Agreement, will be assumed by the Transferee Lender upon delivery of the executed copy of this Transfer Certificate to the Agent.

7. None of the Existing Lender, the other Lenders or the Agent makes any representation or warranty or assumes no responsibility with respect to the legality, validity, effectiveness, adequacy or enforceability of the Financing Documents or any document relating thereto and assumes no responsibility for the financial condition of any of the Obligors or for the performance and observance by any of the Obligors of any of their obligations under the Financing Documents or any document relating thereto and any and all such conditions and warranties, whether express or implied by law or otherwise, are hereby excluded.

8. The Existing Lender hereby gives notice that nothing herein or in the Financing Documents (or any document relating thereto) shall oblige the Existing Lender to (i) repurchase from the Transferee Lender the whole or any part of the Amount Transferred at any time after the Transfer Date or (ii) support any losses directly or indirectly sustained or incurred by the Transferee Lender for any reason whatsoever including, without limitation, the non-performance by any of the Obligors or any other party to the Financing Documents (or any document relating thereto) of its obligations under any such document. The Transferee Lender hereby acknowledges the absence of any such obligation as is referred to in (i) or (ii) above.

9. The Transferee Lender confirms that as at the date of this Transfer Certificate it is a Qualifying Bank and that its Facility Office is in the United Kingdom.

10. This Transfer Certificate and the rights and obligations of the parties hereunder shall be governed by and construed in accordance with English law.

The Schedule

1. Existing Lender:
2. Transferee Lender:
3. Transfer Date:
4. Lender’s Commitment:
   Tranche A:
   Tranche B:
5. Amount Transferred:
   Tranche A:
   Tranche B:

Administrative Details of Transferee Lender

Address:
Contact Name:
Account for Payments:
Facility Office:
Telex:
Facsimile:
Telephone:

SIGNATORIES

[Existing Lender]

By:

[Transferee Lender]

By:

THE AGENT on behalf of itself
and each of the other parties to
the Facility Agreement

By:

Dated:

SCHEDULE 10

INTERPRETATION

1. In this Agreement:

"Accounts" means the audited consolidated accounts of the Borrower for its financial year ended 30 September 1999 and of each Target and its subsidiaries for its financial year ended 30 April 2000;

"Accountants' Report" means (a) the report by KPMG dated 26 June 2000 and addressed to the Agent and the Lenders, (b) the long form report by KPMG dated on or around 10th August 2000 and (c) the working capital report by KPMG dated on or around the date hereof and includes (in each case) the engagement letter in each case in relation thereto;

"Acquisition" means the acquisition by the Borrower of the entire issued share capital of each Target in accordance with the terms of the Share Purchase Agreement;

"Acquisition Documents" means:

(i) the Share Purchase Agreement;

(ii) the Tax Deed as defined in the Share Purchase Agreement; and

(iii) the other documents referred to in the Share Purchase Agreement;

"Advance" means, save as otherwise provided herein, an advance made or to be made by the Lenders hereunder whether under Tranche A or Tranche B;

"Affiliate" means in relation to any company, the ultimate holding company of that company or an entity of which that company or its ultimate holding company (a) has direct or indirect control or (b) owns directly or indirectly more than 50% (fifty per cent) of the equity share capital or similar rights of ownership and "control" for this purpose means the power to direct the management and policies of the entity whether through the ownership of voting capital, by contract or otherwise;

"Agreed Financial Model" means any Agreed Model (as defined in the ITV Heads of Terms) prepared in accordance with the provisions of the ITV Heads of Terms;

"Agreed Issues" means:

(i) the Rights Issue;

(ii) the allotment of up to 168,282,663 ordinary shares in the capital of the Borrower to Newby Manor Limited pursuant to the Subscription Agreement;

"Applicable Margin" means:

(i) in respect of Advances under Tranche A, three per cent (3%) per annum;

(ii) in respect of Advances under Tranche B, three per cent (3%) per annum provided that (subject to (iii). below), if the audited consolidated financial statements of the Group delivered to the Agent in terms of Clause 18 for the financial year ending on 31 December 2003 (or in respect of any subsequent financial year) disclosed that the ratio of Bank Borrowings (as at such date) to EBITDA for the financial year ending on the date of such financial statements is:

(A) more than 5.0:1, the Applicable Margin shall be three per cent (3%) per annum;

(B) equal to or less than 5.0:1 but more than 4.0:1, the Applicable Margin shall be two per cent (2%) per annum;

(C) equal to or less than 4.0:1, the Applicable Margin shall be one point two five per cent (1.25%) per annum;

in each case with effect from the 1 January falling immediately after such 31 December;

(iii) if at any time a breach of the terms of Clause 20 (Financial Covenants) is continuing unwaived the rate referred to in this definition will be increased by two per cent. (2%) per annum for so long as such breach continues unwaived at which time the Applicable Margin shall revert to three per cent (3%) per annum;

"Associated Company" means any company (other than a member of the Group) of which any member of the Group owns more than twenty per cent (20%) of the equity share capital whether directly or indirectly;

"Availability Period" means the period from the date of the Supplemental Facility Agreement to the date falling 364 days thereafter;

"Available Commitment" in relation to a Lender at any time means the aggregate of its Available Tranche A Commitment and its Available Tranche B Commitment;

"Available Tranche A Commitment" in relation to a Lender at any time means, save as otherwise provided herein, its Tranche A Commitment less the aggregate amount of Advances under Tranche A which it has advanced at that time;

"Available Tranche B Commitment" in relation to a Lender at any time means, save as otherwise provided herein, its Tranche B Commitment less the aggregate amount of Advances under Tranche B which it has advanced at that time;

"Available Tranche B Facility" on any date means the aggregate amount of the Available Tranche B Commitments on that date;

"Bank Borrowings" means at any particular time the aggregate consolidated indebtedness of the Group under this Agreement, the Senior Facility Agreement and the Overdraft Facility Letter;

"Capital Expenditure" means, in relation to any Test Period or other period, the amount of expenditure by members of the Group in such period which should be treated as capital expenditure in accordance with UK GAAP;

"Cash" means credit balances on any bank or other deposit, savings or current account and cash in hand;

"Change of Control" means any single person, or group of persons acting in concert (as defined in the City Code on Take-overs and Mergers as in force on the date of this Agreement) acquires control (as defined in Section 416 of the Income and Corporation Taxes Act 1988) of the Borrower (other than all of those persons having control of the Borrower on the date of this Agreement);

"Circular" means the circular from the Borrower to its shareholders in relation to, *inter alia*, the Acquisition and the Rights Issue incorporating a prospectus in relation to the Borrower and a notice convening an extraordinary general meeting;

"Commitment" means (a) in relation to a Lender which is an original party to this Agreement, the aggregate amount of the Facility set opposite its name in Column (3) of Schedule 1 (taking into account transfers by and to such Lender and cancellations of the Facility) and (b) in relation to a Lender to which rights and obligations under this Agreement are transferred, the aggregate amount of the Facility transferred to it (taking account of any subsequent transfers by and to such Lender and cancellations of the Facility) and when designated "Tranche A Commitment" or "Tranche B Commitment" means such of the Lender's Commitment as relates to Tranche A or Tranche B as the case may be;

"Completion" has the meaning ascribed thereto in the Share Purchase Agreement;

"Completion Date" means each of the date on which the LPL Completion takes place and the date on which the Option Completion takes place;

"Completion Waiver Letter" means each letter or other document setting out the terms (if any) upon which compliance with any provision of any of the Financing Documents is waived by the Agent in connection with Completion;

"Current Assets" means at any particular time the aggregate of the value of Stock and the value of Debtors;

"Current Liabilities" means at any particular time the aggregate of all current liabilities of the Group;

"Debtors" means at any particular time any debts due and payable to the Group or any member thereof by trade debtors after making proper provision for bad and doubtful debts or monies due and payable which provision in the case of debts outstanding for more than 90 days shall be 100% of the amount due;

“Due Diligence Reports” means the Accountants Report, the Insurance Letter, the Legal Due Diligence Report, the Pensions Report and the Tax Report;

“Drawdown Notice” means a notice substantially in the form set out in Schedule 3;

“EBITDA” means, in relation to any Test Period, profit on ordinary activities of the Group on a consolidated basis for such period before taking into account earnings attributable to Associated Companies, Interest and Taxation payable by the Group, depreciation and amortisation of goodwill, in each case for such period;

“Environment” means the environment as defined in Section 1(2) of the Environmental Protection Act 1990;

“Environmental Law” means any common, civil or criminal law, statute, regulation, rule, order, consent, decree, or governmental requirement of any country or directives or regulations of any body having the force of law in the United Kingdom or elsewhere, which relates to or otherwise imposes liability or standards of conduct concerning discharges or releases of any Hazardous Substance into ambient air, water or land, or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, disposal, clean-up, transport or handling of Hazardous Substances;

“Environmental Permit” means any permits or authorisations required by or pursuant to Environmental Law;

“euro” means the single currency of the participating member states in the European Union;

“Event of Default” means any of those events specified in Clause 21.01;

“Facility” means the term loan and revolving credit facility granted to the Borrower in Clause 1;

“Facility Office” in relation to any Lender means the office identified with its signature below or such other branch office of such Lender (designated from time to time by such Lender to the Agent on not less than five business days’ notice) which shall make or maintain the Advances of such Lender hereunder;

“Final Repayment Date” means 31 December 2006;

“the Financing Documents” means this Agreement, the Security Documents, the Inter Creditor Agreement, the Hedging Documents, any Waiver Letter, any Transfer Certificate and any other document which the Agent and the Borrower agree shall be designated as a Financing Document;

"Finance Lease" means a contract or arrangement entered into between a lessor and a lessee and which is treated as a finance or capital lease in accordance with UK GAAP;

"Gaming Legislation" means all statutes, statutory instruments, laws, regulations and guidelines or rules (whether or not having the force of law but, if not, being of a type with which participants operating in the same business or businesses as the Group is accustomed, expected or required to comply) in relation to gaming, betting, pool betting, bingo, lotteries and other competitions or games of a similar type (or development thereof) or the regulation of any of the foregoing and includes, without limitation, the Lotteries and Amusements Act 1976, the Gaming Act 1968, the Betting, Gaming and Lotteries Act 1963 The Gaming (Amendment) Act 1986 and the Betting and Gaming Duties Act 1981, as amended, re-enacted or replaced from time to time;

"Group" means the Borrower and its subsidiaries from time to time;

"Hazardous Substance" means any noise, odour, pollutant, or any flammable, combustible, explosive, infectious, corrosive, caustic, irritant, sensitizing, carcinogenic or radio-active material or hazardous or toxic waste, substance or material which a reasonably prudent person would regard as being or being likely to be dangerous or hazardous or likely to cause harm to man or any other living organism or damaging the Environment;

"Hedging Documents" means any agreements entered into from time to time between any member of the Group and any person in relation to the Group's exposure to floating interest rates or foreign currency exchange rates (and any agreements, confirmations or other documents in any way related to such agreements);

"Hedging Policy Letter" means the letter dated on or around 10th August 2000 from the Borrower to the Agent in connection with the policy of the Group in relation to the hedging of its exposure to interest rates, currency exchange rates and other forward contracts;

"Hedging Transaction" means any currency or interest purchase, cap or collar agreement, forward rate agreements, interest rate or currency future or option contract, foreign exchange or currency sale or purchase agreement, interest rate swap, currency swap or similar arrangement or any combination thereof whether on-exchange or otherwise;

"Instructing Group" means a group of Lenders the aggregate of whose Commitments amount to more than sixty-six and two thirds per cent ($66^{2}/_{3}$%) of the Total Commitments;

"Insurance Letter" means the letter from Marsh UK Limited to the Agent dated on or around 10th August 2000 confirming the adequacy of the insurance cover of the Group in terms acceptable to the Agent;

"Inter Creditor Agreement" means the intercreditor agreement dated 10th August 2000 (as supplemented on or around the date of the Supplemental

Mezzanine Facility Agreement and as amended, varied, supplemented, novated or replaced from time to time) entered into between the Borrower and The Governor and Company of the Bank of Scotland in the various capacities referred to therein in respect of the regulation of certain issues concerning certain creditors of the Borrower;

"Interest" means, in relation to any Test Period, the aggregate (calculated on a consolidated basis) of all interest, amounts in the nature of interest, guarantee fees, fees, discount, commitment commission, arrangement fees and the interest element of Finance Leases and hire purchase agreements incurred, paid or accrued in respect of the use or availability of indebtedness of the Group during that period and all payments in respect of interest rate hedging incurred, paid or accrued in or in respect of that period;

"Interest Period" means any of those periods mentioned in Clause 7.01;

"ITV Contract" means the agreement to be entered into between, *inter alia*, the parties to the ITV Heads of Terms in connection with the provision of certain gaming services and products;

"ITV Heads of Terms" means the Binding Heads of Agreement dated 4th March 2002 between the Borrower, ITV Network Limited, ITV2 Limited and ITV Sport Channel Limited in connection with the provision of certain gaming services and products;

"Legal Due Diligence Report" means the report by Nicholson Graham & Jones dated as of 27 June 2000 and addressed to the Agent and the Lenders;

"Lender" means each of the following:

(i) each person whose name is set out in Schedule 1;

(ii) each person to which rights and/or obligations under the Financing Documents are assigned or transferred by a Lender pursuant to Clause 32; and

(iii) any successor or successors in title to any of the persons mentioned in (i) or (ii) above;

(together the **"Lenders"**);

"LIBOR" means (a) the applicable Screen Rate or (b) if no Screen Rate is available for the relevant period, the arithmetic mean, rounded upwards if necessary to four decimal places, of the rates (as notified to the Agent) at which each of the Reference Banks was offering to prime banks in the London Interbank Market deposits in Sterling of an amount comparable to the amount for which the rate is to be determined for the period for which such rate is to be determined at or about 11.00am on the Quotation Date therefor;

"Loan" means the principal sum outstanding under the Facility;

"LPL Completion" has the meaning ascribed thereto in the Share Purchase Agreement;

"LPL Completion Date" means the date on which LPL Completion takes place; '

"Mandatory Costs" means (a) those costs calculated in accordance with the provisions of Schedule 4 and (b) the cost of any Lender complying with any reserve assets requirements of the European Central Bank;

"Material Adverse Effect" means any effect which is, or is reasonably likely:

(i) to be materially adverse to the ability of the Group to comply with or to perform in a timely manner all or any of its payment obligations under any of the Financing Documents and/or any of its obligations under Clause 20 of this Agreement; and/or

(ii) to be materially adverse to the business, financial condition or assets of the Group as a whole; and/or

(iii) (where the context so admits) to result in any of the Financing Documents not being legal, valid and binding on, and enforceable substantially in accordance with their terms against, any party to that financing document or (in the case of the Security Documents) not providing the Agent and the Lenders with enforceable security over the assets to be covered by that Security Document;

"Monthly Accounting Period" means each of the twelve periods per annum for which the Borrower is required to prepare consolidated monthly management accounts for the purpose of this Agreement;

"Monthly Management Accounts" means the Borrower's consolidated financial statements for a Monthly Accounting Period in the form agreed between the Borrower and the Agent;

"Net Proceeds" means:

(i) the consideration received by any member of the Group in respect of the disposal to any person which is not a member of the Group of any asset or interest therein (other than a disposal referred to in paragraph (ii), (iv), (v) or (vi) of the definition of Permitted Disposals) after deducting (a) Taxation resulting from such disposal, and (b) costs properly and necessarily incurred by the member of the Group concerned in making the disposal; and

(ii) the proceeds of any claim by any member of the Group against any party under the Share Purchase Agreement except to the extent required to pay for any liability which gave rise to the claim;

"Non-Trading Subsidiary" means any subsidiary of the Borrower which was at 10th August 2000, or thereafter becomes, dormant within the meaning of Section 250(3) of the Companies Act 1985 or foreign equivalent, or non-trading and includes UKCL Limited, Littlewoods Leisure.com Limited and Sportech Trustees Limited;

"Obligors" means the Borrower and any other member of the Group which has any liability (actual or contingent) to the Agent or any Lender for the payment or repayment of any amount;

"Observer" means a representative of the Agent appointed in accordance with Clause 18.03 hereof;

"Option Completion" has the meaning ascribed thereto in the Share Purchase Agreement;

"Option Completion Date" means the date on which Option Completion takes place;

"Option Companies" means each of Littlewoods Lotteries Limited, Littlewoods Leisure Marketing Services Limited and Littlewoods Competitions Company Limited and each of their subsidiaries;

"Overdraft Facility Letter" means the facility letter from The Governor and Company of the Bank of Scotland to the Borrower dated 10th August 2000 (as supplemented on or around the date of the Supplemental Mezzanine Facility Agreement and as amended, varied, supplemented, novated or replaced from time to time) in relation to working capital facilities of up to £6,000,000;

"Participating Member State" means any member state of the European Union that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union;

"Pensions Report" means the letter by New Bridge Consultants Limited dated 29 June 2000 and addressed to the Agent and the Lenders;

"Permitted Disposals" means:

(i) disposals in any financial year of the Borrower of assets with a market value of up to £250,000 (or its equivalent) which when aggregated with all other disposals by members of the Group made in reliance on this provision, do not exceed £1,000,000 (or its equivalent) in any such financial year;

(ii) disposals of obsolete or redundant plant and equipment on arm's length terms at market value;

(iii) disposals by any member of the Group to any other member of the Group;

(iv)sales of Stock in the ordinary course of trade;

(v) disposals of cash as consideration for the acquisition of any asset of service in the ordinary course of trade or by way of temporary investment or surplus funds;

(vi) disposals of assets where such assets are replaced by similar assets of equivalent purpose, quality and value within three months of the disposal of the original asset, provided that pending such replacement, all cash proceeds are held in a Security Account;

(vii) disposals not falling within paragraphs (i) to (vi) above (inclusive) which are made with the prior written consent of an Instructing Group;

"Permitted Encumbrances" means the encumbrances specified in Schedule 5;

"Permitted Hedging Transactions" means:-

(i) the Hedging Transactions entered into in accordance with the terms of Clause 19.01(v);

(ii) any other foreign exchange transactions for spot or forward delivery entered into in the ordinary course of business (and not for investment or speculative purposes) to hedge currency expenses incurred by the Group;

"Permitted Indebtedness" means the indebtedness specified in Schedule 8;

"Potential Event of Default" means an event or condition which is or would become (with the passage of time, the giving notice, the making of any determination or any combination thereof) an Event of Default;

"Pro Rata Percentage" means in relation to a Lender the figure expressed as a percentage calculated by dividing the amount of its Commitment (or where its Commitment has been reduced to zero the amount of its Commitment immediately before such reduction) by the amount of Total Commitments and multiplying the quotient by one hundred;

"Qualifying Bank" means:-

(i) a "bank" within the meaning of Section 840A of the Income and Corporation Taxes Act 1988 and which is beneficially entitled to interest payable to it under this Agreement and is within the charge to United Kingdom corporation tax with respect to that interest; or

(ii) a bank or financial institution which is resident in a country with which the United Kingdom has an appropriate double tax treaty which (subject to the issue of the direction to the Borrower by the relevant taxation authority) provides for full relief from United Kingdom income tax on United Kingdom source interest for such a bank or financial institution when acting through the branch through which it is acting for the purpose of this Agreement;

"Quotation Date" in relation to any period for which an interest rate is to be determined hereunder means the day on which quotations would ordinarily be given by prime banks in the London Interbank Market for deposits in Sterling for delivery on the first day of that period provided that, if, for any such period, quotations would ordinarily be given on more than one date, the Quotation Date for that period shall be the last of those dates;

"Reference Banks" means the principal London offices of The Governor and Company of the Bank of Scotland, The Royal Bank of Scotland plc and Barclays Bank PLC or such other banks as may from time to time be agreed between the Borrower and an Instructing Group;

"Renewal Request" means a request made pursuant to Clause 10.04 or 10.05 substantially in the form set out in Schedule 3A;

"Repayment Date" in relation to any Advance under Tranche B means the last day of the Term of such Advance notwithstanding the renewal of such Advance;

"Reservations" means the principle that equitable remedies are remedies which may be granted or refused at the discretion of the court, the limitation of enforcement by laws relating to bankruptcy, insolvency, liquidation, reorganisation, court schemes, moratoria, administration and laws generally affecting the rights of creditors, the time barring of claims under the Limitation Acts, defences or set-off or counter-claim and similar principles, rights and defences under the laws of any foreign jurisdictions in which relevant obligations may have to be performed;

"Rights Issue" means the proposed rights issue to be made by the Borrower on the terms set out in the Circular;

"Screen Rate" means the British Bankers Association Interest Settlement Rate for the relevant currency and period displayed on the appropriate page of the Reuters screen. If the agreed page is replaced or the service ceases to be available, the Agent may specify another page or service displaying the appropriate rate after consultation with the Borrower and the Lenders;

"Security Account" means any account with the Agent in the name of the Borrower (or any Obligor) into which sums are to be paid in accordance with the terms of this Agreement and which is subject to such security or other payment or blocking or designation arrangements as the Agent may reasonably require;

"Security Documents" means all documents executed or to be executed to give the Lenders (and for any other lenders or providers of banking facilities to the Group) security or any other form of support in connection with the Facility (or such other facilities);

"Senior Facility Agreement" means the facility agreement dated 10th August 2000 (as amended, varied, supplemented, novated or replaced from time to time) between the Borrower, The Governor and Company of the Bank of Scotland as arranger and agent and the banks referred to therein in respect of senior loan facilities of up to £110,000,000;

"the Share Purchase Agreement" means the agreement dated 27th June 2000 between the Vendor (1) and the Borrower (2) for the sale and purchase of the whole issued share capital of each of the Targets amended by a supplemental agreement dated 3rd August 2000;

"Sterling", **"Pounds"** and **"£"** means the lawful currency of the United Kingdom from time to time;

"Stock" means at any particular time any raw materials, finished stocks and goods, items of work in progress, items in the course of processing or manufacture and unfurnished goods and other inventory of the Group valued at the lower of cost and net realisable value all as determined in accordance with UK GAAP;

"Subscription Agreement" means the letter from Newby Manor Limited to the Borrower dated on or around 10th August 2000;

"Supplemental Mezzanine Facility Agreement" means the agreement dated on or around 24th September 2002 and expressed to be supplemental to this Agreement;

"Target" means each of Littlewoods Promotions Limited (Reg. No. 545018), Littlewoods Lotteries Limited (Reg. No. 2884057), Littlewoods Competitions Company Limited (Reg. No. 635749) and Littlewoods Leisure Marketing Services Limited (Reg. No. 3041010) and **"Targets"** means all of them;

"Tax Report" means the report by Ernst & Young dated on or around 10th August 2000 and addressed to the Agent and the Lenders;

"Taxation" includes all present and future taxes, levies, imposts, deductions, charges, compulsory loans and withholdings whatsoever together with any interest thereon and penalties in respect thereof;

"Term" in relation to any Advance under Tranche B means the period for which it is or is to be drawn;

"Termination Date" means the earlier of the day which is the Final Repayment Date and the date on which the Available Commitment of each of the Lenders is either cancelled or otherwise terminated hereunder;

"Test Date" means when used for the purpose of Clauses 20.01 (Interest Cover) and for the purpose of the associated definitions 30 June and 31 December in each year originally commencing 30 September 2000 and when used for the purpose of Clause 20.02 (Debt Cover) and the associated definitions 31 December in each year commencing 31 December 2001;

"Test Period" means (a) in respect of a Test Date in terms of Clause 20.01 (Interest Cover) the period from the commencement of the financial year in which the relevant Test Date occurs to the Test Date and (b) in respect of a Test Date in terms of Clause 20.02 (Debt Cover) the period from the commencement of the financial year in which the relevant Test Date occurs to the Test Date, comprising in this case the entire financial year;

"Total Commitments" means the aggregate for the time being of the Commitments;

"Total Interest" means, in relation to any Test Period, the aggregate of all Interest incurred, paid or accrued in respect of the use or availability of indebtedness of the Group under this Agreement, the Senior Facility Agreement and the Overdraft Facility Letter in respect of such period;

"Tranche A" means the term loan facility of up to Twenty Four Million Pounds (£24,000,000) referred to in Clause 1;

"Tranche B" means the revolving credit facility of up to Eleven Million Pounds (£11,000,000) referred to in Clause 1;

"Transaction Documents" means the Acquisition Documents, the Equity Documents and the Financing Documents;

"Transfer Certificate" means a certificate substantially in the form set out in Schedule 9;

"UK GAAP" means generally accepted accounting principles in the United Kingdom from time to time;

"Updated Projections" means any updated or supplemental ITV projections provided by the Borrower in relation to the venture contemplated by the ITV Heads of Terms at any time after the date of the Supplemental Mezzanine Facility Agreement;

"Vendor" means The Littlewoods Organisation PLC (Reg. No. 262152);

"Waiver Letter" means each Completion Waiver Letter and each other letter or document setting out the terms (if any) upon which compliance with any provision of any of the Financing Documents is waived by the Agent.

2. Any reference in this Agreement to:

the **"Agent"** or any **"Lender"** or any **"Hedging Bank"** shall be construed (a) so as to include their respective successors and permitted assigns and any transferee in accordance with their respective interests and (b) (in relation to Clause 14 (Increased Costs)) to include a reference to any holding company of such Lender;

a **"business day"** shall be construed as a reference to a day (other than a Saturday or a Sunday) on which banks are generally open for business in Edinburgh and London;

"cash cover" means in relation to any liability (actual or contingent) of an Obligor to any bank or agent an amount not less than that liability held in cash by that Obligor with the Agent or with that Lender, on terms which satisfy the Bank of England's requirements from time to time in relation to cash collateral for the purpose of nil weighting of exposures;

a **“Clause”**, **“sub-Clause”**, **“Part”** or **“paragraph”** shall, subject to any contrary indication, be construed as a reference to a clause, sub-clause, part or paragraph hereof;

an **“encumbrance”** shall be construed as a reference to a mortgage, pledge, charge, lien, hypothecation or other security interest securing any obligation of any person or any other type of preferential arrangement having a similar effect including, without limitation, title retention arrangements;

“equity share capital” shall be construed in relation to a company as a reference to that company’s issued share capital excluding any part which neither as respects dividends nor as respects capital carries any right to participate beyond a fixed sum of money;

the **“equivalent”** on any given date in a currency (the “first currency”) of an amount denominated in a second currency (the “second currency”) is a reference to the amount of the first currency which could be purchased with the amount of the second currency at the Spot Rate at or about 11.00 a.m. or such date (or such other time as may be appropriate) for the purchase of the first currency with the second currency;

a **“holding company”** of a company or corporation shall be construed as a reference to any company or corporation of which the first-mentioned company or corporation is a subsidiary;

“indebtedness” means (a) monies borrowed or raised, and interest due and payable thereon; (b) any liability under any debenture, bond, note, loan or stock or other debt security, encumbrance or instrument or under acceptance credit, bill discounting or note purchase facilities; (c) any liability due under any Finance Leases; (d) any liability in respect of the acquisition cost of assets or services to the extent payable more than 90 days after the time of acquisition or possession thereof by the party liable; (e) any guarantee or other legally binding assurance against performance of contracts or against financial loss in respect of (a), (b) and (c) above, all of (a) to (e) above inclusive adjusted where necessary to exclude double counting and (f) the gross amount of any liability under interest rate and foreign currency swap, cap, collar or other hedging instruments;

a **“month”** is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month save that, where any such period would otherwise end on a day which is not a business day, it shal1 end on the next business day, unless that day falls in the calendar month succeeding that in which it would otherwise have ended, in which case it shall end on the preceding business day provided that, if a period starts on the last business day in a calendar month or if there is no numerically corresponding day in the calendar month in which that period ends, that period shall end on the last business day in that later month (and references to **“months”** shall be construed accordingly);

a **“person”** shall be construed as a reference to any person, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) or two or more of the foregoing;

any amount being **"repaid"** or **"prepaid"** shall include the provision of cash cover in relation to any Utilisation of the Facility other than by way of Advance;

a **"Schedule"** shall, subject to any contrary indication, be construed as a reference to a Schedule hereto which Schedules are deemed to form part of this Agreement;

a **"Subsidiary"** of the company or corporation shall be construed as a reference to any company or corporation:

(a) which is controlled, directly or indirectly, by the first-mentioned company or corporation; or

(b) more than half the issued share capital of which is beneficially owned, directly or indirectly, by the first-mentioned company or corporation; or

(c) which is a subsidiary of another subsidiary of the first-mentioned company or corporation;

and, for these purposes, a company or corporation shall be treated as being controlled by another if that other company or corporation is able to direct its affairs and/or to control the composition of its board of directors or equivalent body; and

the **"winding-up"** or **"dissolution"** of a company shall be construed so as to include any equivalent or analogous proceedings under the law of the jurisdiction in which such company is incorporated or any jurisdiction in which such company carries on business.

3. Save where the contrary is indicated, any reference in this Agreement to:

(a) this Agreement, any other Financing Document or any other agreement or document shall be construed as a reference to this Agreement or such other Financing Document or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, supplemented or novated;

(b) a provision of a law shall be construed as a reference to such provision as the same may have been, or may from time to time be, amended or re-enacted;

(c) words importing the singular shall include the plural and vice versa; and

(d) a time of day shall be construed as a reference to London time.

4. Clause, Part and Schedule headings are for ease of reference only.

SIGNATORIES

THE BORROWER

RODIME PLC

By: *"Colin McGill"*

Address for Notice: 4 Heriot Row
Edinburgh
EH3 6HU
Fax No: 0131 557 8177

THE AGENT

The Governor and Company of the Bank of Scotland

By: *"Jennifer Alexander"*

Address for Notice: The Mound
Edinburgh
EH1 lYZ
Fax No: 0131 243 7124

THE ARRANGER

The Governor and Company of the Bank of Scotland

By: *"Jennifer Alexander"*

Address for Notice: The Mound
Edinburgh
EH1 lYZ
Fax No: 0131 243 7124

THE LENDERS

The Governor and Company of the Bank of Scotland

By: *"Jennifer Alexander"*

Lending Office and Address for Notice: The Mound
Edinburgh
EH1 lYZ
Fax No: 0131 243 7124

SIGNATORIES TO SUPPLEMENTAL MEZZANINE FACILITY AGREEMENT

THE BORROWER

SPORTECH PLC
By:

Address for Notice: Sportech House
2 Enterprise Way
Wavertree Technology Pk
Liverpool L13 1AB

Fax No: 0151 288 3058

THE AGENT

The Governor and Company of the Bank of Scotland

By:

Address for Notice: Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN

Fax No: 0131 659 0865

THE ARRANGER

The Governor and Company of the Bank of Scotland

By:

Address for Notice: Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN

Fax No: 0131 659 0865

THE LENDERS

The Governor and Company of the Bank of Scotland

By:

Lending Office and Address for Notice:

Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN

Fax No: 0131 659 0865

SUPPLEMENTAL FACILITY AGREEMENT

Dated 24th September 2002

between

SPORTECH PLC
as Borrower

and

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

as Agent and Arranger

and

THE BANKS LISTED HEREIN

DM

Dickson Minto W.S.
Edinburgh

THIS SUPPLEMENTAL FACILITY AGREEMENT is made the 24th day of September 2002 between:

(1) **SPORTECH PLC** (formerly known as Rodime plc) (Registered Number 69140), a company incorporated in Scotland with limited liability with its registered office situated at 249 West George Street, Glasgow G2 4RB (the “Borrower”);

(2) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of The Mound, Edinburgh EH1 lYZ as agent (the “Agent”) for and on behalf of the Banks;

(3) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of the address aforesaid as arranger (“the Arranger”); and

(4) **THE BANKS** named in Schedule 1 (as hereinafter defined).

WHEREAS:

(A) The Borrower, the Agent, the Arranger and the Banks entered into a facility agreement dated 10th August 2000 (as supplemented by a supplemental facility agreement dated 15th October 2001 between the parties hereto and as supplemented, varied, novated, restated or amended from time to time the “Facility Agreement”) in terms of which a term loan facility was made available to the Borrower;

(B) the parties wish to make certain amendments to the Facility Agreement.

NOW IT IS AGREED AND DECLARED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 In this Supplemental Facility Agreement a term defined in the Facility Agreement has the same meaning when used in this Supplemental Facility Agreement unless otherwise defined herein and Schedule 11 of the Facility Agreement shall apply hereto.

1.2 This Supplemental Facility Agreement is a Financing Document in terms of the Facility Agreement.

2. CONDITIONS PRECEDENT

2.1 This Supplemental Facility Agreement and the amendments to the Facility Agreement referred to herein shall only come into effect if:

(i) the Agent has received all of the documents listed in Schedule 2 of this Supplemental Facility Agreement and each is, in form and substance, satisfactory to it;

(ii) the Agent has determined to its reasonable satisfaction that no Event of Default or Potential Event of Default has occurred and is continuing;

(iii) the Agent is satisfied that the representations and warranties given by the Borrower in terms of Clause 17.01 of the Facility Agreement which are repeated in accordance with the provisions of Clause 17.02 of the Facility Agreement are true and correct in all material respects on the date hereof; and

(iv) the supplemental facility agreement entered into of even date herewith between the Borrower and certain of the parties hereto in relation to various mezzanine facilities has become unconditional.

2.2 If the Agent confirms that conditions referred to in Clause 2.1 have not been satisfied on or prior to the date falling one month after the date of this Supplemental Facility Agreement then this Supplemental Facility Agreement will lapse and the amendments to be made in terms hereof will be of no effect.

3. EXISTING ADVANCES

3.1 On the date of execution of this Supplemental Facility Agreement by the Arranger, the parties acknowledge and confirm that the amount outstanding under the Facility is £104,000,000.

4. AMENDMENTS TO THE FACILITY AGREEMENT

4.1 Subject to the terms of this Supplemental Facility Agreement, the Facility Agreement shall be amended and restated in the form set out as Schedule 3 to this Supplemental Facility Agreement.

4.2 Subject to the terms of this Supplemental Facility Agreement, the Facility Agreement shall remain in full force and effect. This Supplemental Facility Agreement and the Facility Agreement shall be treated as one document so that, upon the Facility Agreement being amended and restated as mentioned above, all references to the Facility Agreement shall be treated as references to the Facility Agreement set out as Schedule 3 to this Supplemental Facility Agreement.

5. CONSENT

The parties hereto hereby consent for the purposes of the Facility Agreement and the Intercreditor Agreement to and waive any Event of Default arising as a result of the provision of additional facilities of up to £11,000,000 by the Lenders (as defined in the Mezzanine Facility Agreement) in accordance with the terms of the Mezzanine Facility Agreement (as amended, varied, supplemented, novated or replaced from time to time).

6. REPRESENTATIONS AND WARRANTIES

6.1 The Borrower represents and warrants to the Agent, the Arranger and the Banks on the date hereof in terms of Clause 17.01 of the Facility Agreement in accordance with the provisions of Clause 17.02 of the Facility Agreement.

6.2 The Borrower represents and warrants to the Agent, the Arranger and the Banks on the date hereof that:

(i) the Supplemental Facility Agreement constitutes a legal, valid and binding obligation of it and (subject to the Reservations) is enforceable in accordance with its terms;

(ii) the execution and delivery of the Supplemental Facility Agreement and the performance by each member of the Group of its respective obligations thereunder will not contravene any existing law, statute, rule, regulation, judgement, decree or permit to which it is subject or its memorandum or articles of association or equivalent constitutional documents;

(iii) no Event of Default has occurred and is continuing;

(iv) the execution of the Supplemental Facility Agreement and the exercise by it and each of its subsidiaries of their respective rights and performance of their respective obligations thereunder will not result in the existence of or have the immediate effect as at the date hereof of obliging any member of the Group to create any encumbrance over all or any of its subsidiaries' present or future revenues or assets other than as permitted by the Financing Documents;

(v) the execution of the Supplemental Facility Agreement and the exercise by it and each of its subsidiaries of their respective rights and performance of their respective obligations thereunder do not constitute and will not result in any material breach in respect of any member of the Group of any agreement to which any of them is a party, the breach of which will cause a Material Adverse Effect;

(vi) the structure and ownership of the Group is as set out in Schedule 6 of the Facility Agreement;

(vii) all written information provided by the Borrower and its agents and advisers to the Agent or the Banks in connection with the ITV Heads of Terms was true in all material respects as at the date it was provided and all projections and statements of belief made by or on behalf of the Borrower were based on reasonable assumptions and were made in good faith;

(viii) no encumbrance exists over all or any of the present or future revenues, assets or share capital of any member of the Group other than Permitted Encumbrances;

(ix) no member of the Group has any indebtedness other than Permitted Indebtedness;

(x) the execution of the ITV Heads of Terms and the exercise by it and each of its Subsidiaries of their respective rights and performance of their respective obligations thereunder do not constitute and will not result in any material breach in respect of any member of the Group of any agreement to which any of them is a party which breach would have a material adverse effect.

7. GENERAL

Clauses 35, 36, 37, 38, 40 and 41 of the Facility Agreement shall be deemed to be incorporated in this Supplemental Facility Agreement as if set out herein.

8. EXPENSES

The Borrower will make payment to the Agent of all costs and expenses (including VAT, legal fees and reasonable out of pocket expenses) incurred by it in connection with the negotiation, preparation and execution of this Supplemental Facility Agreement.

9. COUNTERPARTS

This Supplemental Facility Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement.

10. GOVERNING LAW AND JURISDICTION

This Supplemental Facility Agreement is governed by the laws of England and Wales and the parties hereto hereby submit to the non-exclusive jurisdiction of the Courts of England.

IN WITNESS WHEREOF this Agreement has been signed by a duly authorised representative of each of the parties hereto on the date first above written.

SCHEDULE 1

The Banks

The Governor and Company of the Bank of Scotland.

SCHEDULE 2

Conditions Precedent Documents

1. Constitutional Documents

(i) confirmation from the Borrower that the constitutional documents for each member of the Group have not been amended since 15 October 2001;

(ii) a copy, certified a true copy by a duly authorised officer of the Borrower, of a board resolution of the Borrower and each other relevant member of the Group, approving execution, delivery and performance of the Financing Documents to be entered into on or around the date hereof to which it is a-party and the terms and conditions thereof and authorising a named person or persons to execute the Financing Documents to be entered into on or around the date hereof to which it is a party and any documents to be delivered by the Borrower and others pursuant hereto or thereto; and

(iii) a certificate of a duly authorised officer of the Borrower setting out the names and signatures of the persons authorised to execute, on behalf of each of the Borrower and each other relevant member of the Group, the Financing Documents to be entered into on or around the date hereof and any documents to be delivered by the Borrower and each other relevant member of the Group, pursuant hereto or thereto.

2. Mezzanine Debt

A copy of the supplemental mezzanine facility agreement entered into on or around the date hereof in relation to the Mezzanine Facility Agreement.

3. ITV Arrangements

3.1 The ITV projections dated 4th February 2002 and provided by the Borrower in relation to the proposed ITV venture in a form acceptable to the Agent.

3.2 Copies, certified as a true copy by a duly authorised officer of the Borrower of the ITV Heads of Terms together with all related appendices and documents referred to therein.

4. Miscellaneous

4.1 A legal opinion from Simcocks in a forrn acceptable to the Agent and the Banks.

4.2 A copy of the supplemental intercreditor agreement entered into on or around the date hereof in relation to the Intercreditor Deed.

5. Others

A copy of the supplemental overdraft facility letter entered into on or around the date hereof in relation to the Overdraft Facility Letter.

SCHEDULE 3

Form of Facility Agreement

FACILITY AGREEMENT

Dated 10th August 2000

(as amended on 15th October 2001 and 24th September 2002)

between

SPORTECH PLC
as Borrower

and

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

as Agent and Arranger

and

THE LENDERS LISTED HEREIN

DM

Dickson Minto W.S.
Edinburgh

CONTENTS

Clause		Page No.

Part 1
THE FACILITY

Part 2
AVAILABILITY OF THE FACILITY

Part 3
INTEREST

Part 4
REPAYMENT AND PREPAYMENT

Part 5
CHANGES IN CIRCUMSTANCES

Part 6
REPRESENTATIONS AND WARRANTIES, COVENANTS AND EVENTS OF DEFAULT

THE SCHEDULES

THIS FACILITY AGREEMENT is the amended and restated form of a facility agreement originally made the 10th day of August 2000 and in its amended and restated form is made

BETWEEN

(1) **SPORTECH PLC** (formerly known as Rodime plc) a company incorporated in Scotland with limited liability (registered number 69140) with its registered office situated at 249 West George Street, Glasgow G2 4RB (the "Borrower");

(2) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of The Mound, Edinburgh EH1 1YZ as agent (the "Agent") for and on behalf of the Banks (as hereinafter defined);

(3) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** as arranger of the address aforesaid (in this capacity the "Arranger");

(4) **THE BANKS** named in Schedule 2.

WHEREAS the Borrower has requested the Banks to afford the Facility upon the terms and conditions of this Agreement and the Banks have agreed to do so.

NOW 1T IS HEREBY AGREED as follows:

PART 1

THE FACILITY

1. The Facility

The Banks grant to the Borrower upon the terms and subject to the conditions hereof a term loan facility of up to a maximum principal amount of One Hundred and Four Million Pounds (£104,000,000).

2. Purpose and Application of Advances

2.01 The purpose of the Facility is to enable the Borrower to discharge its obligations to the Vendor under Clause 4 of the Share Purchase Agreement and accordingly the Borrower shall apply all amounts borrowed by it hereunder in or towards satisfaction of such purposes.

2.02 Subject to the terms of this Agreement and in particular to Clause 2.01, Advances may be made to the Borrower on the Completion Date. Advances under the Facility once repaid may not be redrawn.

2.03 Without prejudice to the obligations of the Borrower under Clause 2.01, neither the Agent, the Banks nor any of them shall be obliged to concern themselves with the application of Advances.

3. Conditions Precedent

3.01 Deleted.

3.02 Deleted.

3.03 Deleted.

4. Nature of Banks' Obligations

4.01 The obligations of each Bank under the Financing Documents are separate and not joint and several and the total amounts outstanding at any time under the Financing Documents and due to each Bank constitute separate and independent debts.

4.02 The failure by a Bank to perform its obligations hereunder shall not affect the obligations of the Borrower towards any other party hereto nor shall any such other party be liable for the failure by a Bank to perform its obligations hereunder.

5. Rights of Borrower

Only the Borrower may draw down Advances under the Facility.

PART 2

AVAILABILITY OF THE FACILITY

6. Availability of the Facility

6.01 Deleted.

6.02 Deleted.

6.03 Deleted.

PART 3

INTEREST

7. Interest Periods

7.01 The period for which an Advance is outstanding shall be divided into successive periods each of which (other than the first which shall start on the date of drawdown of the Advance) shall start on the expiry of the preceding period.

7.02 Save as otherwise agreed between the Borrower and the Banks, the duration of each Interest Period shall be for one, two, three, or six months, in each case as the Borrower may (save in the case of the first Interest Period in relation to an Advance when the selection shall be made in the Drawdown Notice) select by not less than three business days' prior notice to the Agent. If the Borrower fails to give such notice the duration of that Interest Period shall be three months.

7.03 Any Interest Period which would otherwise end during the month preceding or extend beyond the Final Repayment Date shall be of such duration that it shall end on the Final Repayment Date.

7.04 The Agent and the Borrower may agree to adjust the length of any Interest Period as they may consider appropriate in order that such Interest Period ends on the day on which any payments are to be made in relation to any Permitted Hedging Transaction.

8. Interest

8.01 On the last day of each Interest Period (or in the case of an Interest Period of more than three months duration on the last day of the first three months from the start of the relevant Interest Period and thereafter on the last day of each period of three months falling thereafter or, if earlier, the last day of the relevant Interest Period) the Borrower shall pay accrued interest on the Advance to which such Interest Period relates.

8.02 The rate of interest applicable to an Advance shall be the rate per annum which is the sum of the Applicable Margin for the relevant Interest Period, LIBOR for the relevant Interest Period and Mandatory Costs as determined by the Agent.

8.03 Interest and fees shall accrue from day to day and shall be calculated on the basis of a year of 365 days and the actual number of days elapsed.

9. Alternative Interest Rates

9.01 If the Agent acting reasonably determines that as a result of circumstances applying in the London Interbank Market generally at 11.00 a.m. on the Quotation Date for an Interest Period the Screen Rate is not available and only one or none of the Reference Banks was offering deposits in Sterling to prime banks in the London Interbank Market for the proposed duration of such Interest Period or that otherwise LIBOR cannot be determined or if the Agent shall have received notice from a Bank or Banks whose participations in an Advance constitute at least one-third in aggregate of that Advance that LIBOR does not fully reflect their cost of funding their respective participations in the relevant Advance, then, notwithstanding the provisions of Clauses 7 and 8:

(i) the Agent shall notify the Borrower and the Banks of such event;

(ii) the duration of that Interest Period shall be one month;

(iii) if the Agent or the Borrower so requires within five business days of such notification, for the immediately following period of thirty business days the Agent, the Banks and the Borrower shall enter into negotiation in good faith with a view to agreeing a substitute basis (a) for determining the rates of interest from time to time applicable to Advances and/or (b) upon which such Advances may be made and maintained thereafter, in both cases on the basis that the net return to the Banks shall be the same as it would have been had such event not occurred. If a substitute basis is agreed it shall apply in accordance with the terms agreed retrospectively as appropriate to all Advances made or renewed since the Agent's notification referred to in Clause 9.01(i) and Advances may thereupon again be made on the substitute basis for so long as such circumstances shall prevail;

(iv) for so long as such circumstances prevail and provided that a substitute basis as specified in sub-Clause (iii) above has not been agreed the rate of interest applicable to Advances shall be the rate per annum which is the sum of the Applicable Margin, Mandatory Costs as determined by the Agent and in relation to each Bank's participation in Advances the rate rounded upwards (if necessary) to four decimal places notified by such Bank to the Agent as that which expresses as a percentage rate per annum the cost to such Bank of funding from whatever reasonable sources it may select an amount equal to its participation in such Advance for delivery on the first day of such Interest Period and for repayment at the end of such Interest Period; and

(v) for so long as such circumstances prevail the Agent and the Borrower shall from time to time, but at least monthly, review whether such circumstances still prevail, with a view to returning to the normal provisions of this Agreement.

9.02 If the alternative interest rate charged by any Bank pursuant to Clause 9.01(iv) is unacceptable to the Borrower, the Borrower may (within 30 days of the setting of the rate referred to in Clause 9.01(iv) above) on not less than five business days' written notice by the Borrower to the Agent prepay such Bank's share of all (but not some only) Advances and on the giving of such notice:

(i) such Bank shall not thereafter be obliged to make Advances hereunder and the amount of its Commitment shall be immediately reduced to zero; and

(ii) if the Agent on behalf of such Bank so requires, the Borrower shall on the expiry of such notice prepay such Bank’s share of any outstanding Advances together with accrued interest thereon and shall pay all other amounts owing to such Bank hereunder.

PART 4

REPAYMENT AND PREPAYMENT

10. Repayment

Unless earlier repayment is required under the terms of this Agreement, on each date set out in Column (1) in Schedule 4 the Borrower will repay the principal amount advanced under the Facility by an instalment equal to the principal amount set out in Column (2) opposite that date.

11. Prepayment

11.01 The Borrower may, if has given to the Agent not less than thirty days' prior written notice to that effect, prepay the whole or any part of any Advance made to it (being an amount or integral multiple of Five Million Pounds (£5,000,000) or the balance of the amount outstanding under this Agreement).

11.02 Any notice of prepayment given by the Borrower pursuant to Clause 11.01 shall be irrevocable, shall specify the date upon which such prepayment is to be made and shall oblige the Borrower to make such prepayment on such date.

11.03 On receipt by any member of the Group of any Net Proceeds the Borrower shall procure that an amount equal to such Net Proceeds shall forthwith be applied in prepaying Advances under the Facility.

11.04 The Borrower shall not repay or prepay all or any part of any Advance except at the times and in the manner expressly provided for in this Agreement and shall not be entitled to re-borrow any amount repaid or prepaid. Any prepayments shall be made together with accrued interest thereon and all other amounts payable under this Agreement in relation to the amount prepaid calculated up to the date of prepayment.

11.05 Any sums prepaid in respect of the Facility shall be applied pro rata against the instalments set out in Schedule 4.

11.06 The Borrower shall prepay all amounts outstanding under this Agreement (and the amount of the Commitments will be reduced to nil) on the occurrence of a Change of Control.

11.07 Any prepayment or cancellation in accordance with the terms of this Clause 11 shall be without any premium or fee except for any breakage costs payable to the Banks pursuant to Clause 22.04 except that (subject to Clause 32.04) where any prepayment or cancellation is made pursuant to, in contemplation of or otherwise in connection with a refinancing of the Facility by any person other than the Banks, the Borrower shall on the date of prepayment pay the Agent for account of the Banks a prepayment fee equal to zero point five per cent. (0.5%) of the amount prepaid and/or cancelled on the business day immediately prior to such prepayment or cancellation.

11.08 Where any amount to be prepaid under Clause 11.03 is received by the Agent during an Interest Period, the Agent will (subject to the terms of Clause 11.10) retain such amount in a Security Account until the end of such Interest Period and will apply such amount against the relevant Advance on the expiry of such Interest Period.

11.09 Sums held by the Agent under Clause 11.08 will be placed in a Security Account pending application against the relevant Advance and the interest earned on such account will be applied by the Agent towards the interest due in respect of the relevant Advance at the time the amount is applied in prepayment of such Advance. The rate of interest payable on such account will be the best commercial deposit rate payable by the Agent for sums equivalent to the amount credited to the Security Account for the anticipated duration of the deposit.

11.10 The Borrower may by written notice to the Agent require that any Interest Period be broken and that the proceeds arising under Clause 11.03 be applied immediately towards prepayment of the relevant Advance subject to payment of any breakage costs thereby incurred by the Banks.

PART 5

CHANGES IN CIRCUMSTANCES

12. Taxes

12.01 All payments to be made by or on behalf of the Borrower to any person hereunder shall be made free and clear of and without deduction for or on account of Taxation unless the Borrower is required by law to make such a payment subject to the deduction or withholding of Taxation, in which case the sum payable by the Borrower in respect of which such deduction or withholding is required to be made shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, such person receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction or withholding been made or required to be made.

12.02 Without prejudice to the provisions of Clause 12.01, if any Bank, or the Agent on its behalf, is required to make any payment on account of Taxation or otherwise (not being Taxation imposed on its overall net income or gains) on or in relation to any sum received or receivable hereunder by such Bank or the Agent on its behalf (including, without limitation, any sum received or receivable under this Clause 12) or any liability in respect of any such payment is asserted, imposed, levied or assessed against such Bank or the Agent, the Borrower shall promptly indemnify the Agent, and such Bank against such payment or liability, together with any interest, penalties and expenses payable or incurred in connection therewith.

12.03 A Bank intending to make a claim pursuant to Clause 12.01 shall notify the Agent of the event by reason of which it is entitled to do so upon it becoming aware of the same, whereupon the Agent shall notify the Borrower thereof. The Borrower may (within 30 days of the giving of such notification to the Borrower) on not less than five business days' written notice by the Borrower to the Agent prepay such Bank's share of all (but not some only) Advances and on the giving of such notice:

(i) such Bank shall not thereafter be obliged to make Advances hereunder and the amount of its Commitment shall be immediately reduced to zero; and

(ii) if the Agent on behalf of such Bank so requires, and the Borrower shall on the expiry of such notice prepay such Bank's share of any outstanding Advances together with accrued interest thereon and shall pay all other amounts owing to such Bank hereunder.

12.04 No additional amount will be payable to a Bank under Clause 12.01 as a result of any deduction, withholding or payment of United Kingdom Taxation to the extent that at the time such deduction, withholding or payment requires to be made such Bank is not a Qualifying Bank and such deduction, withholding or payment would not have been required to be made if such Bank had been a Qualifying Bank unless the reason such Bank is not a Qualifying Bank is a change of any law, treaty or directive or in the application or interpretation thereof or in any practice or concession of the United Kingdom Inland Revenue, in each case after the date of this Agreement.

12.05 Each Bank hereby confirms to the Borrower and the Agent that as at the date of this Agreement (or if later the date on which such Bank becomes a party to this Agreement) it is a Qualifying Bank and that it shall forthwith notify the Borrower and the Agent if this confirmation ceases to be correct.

13. Tax Receipts

13.01 If, at any time, the Borrower is required by law to make any deduction or withholding from any sum payable by it hereunder (or if thereafter there is any change in the rates at which or the manner in which such deductions or withholdings are calculated), the Borrower shall promptly notify the Agent.

13.02 If the Borrower makes any payment hereunder in respect of which it is required pursuant to applicable law to make any deduction or withholding it shall pay the full amount required to be deducted or withheld to the relevant taxation or other authority within the time allowed for such payment under applicable law and shall deliver to the Agent for each Bank, within thirty days after it has made such payment to the applicable authority, an original receipt (or a certified copy thereof) issued by such authority evidencing the payment to such authority of all amounts so required to be deducted or withheld in respect of that Bank's share of such payment.

13.03 If, following the imposition on the Borrower of a requirement to pay an additional amount under Clause 12.01 or Clause 13.02 (a "Tax Payment") and the payment by the Borrower of such amount, any Bank in its sole opinion and based on its own interpretation of any relevant laws or regulations (but acting in good faith) effectively obtains a refund of tax or credit against tax (a "Tax Credit") which in its sole opinion (acting in good faith) is identifiable as being attributable to the Tax Payment and is quantifiable by it without requiring to incur a material amount of time or cost in such identification or quantification, that Bank shall promptly reimburse to the Borrower such amount as such Bank determines in its sole opinion (acting in good faith) to be the proportion of the Tax Credit which will leave the Borrower in no better or worse position that it would have been if the Tax Payment had not been required but only to the extent it is able to do so without prejudice to the retention of the Tax Credit. Each Bank shall have sole discretion (acting reasonably) as to whether to claim any Tax Credit and, if it does claim the extent, order and manner in which it does so; no Bank shall be under an obligation to organise its affairs in a manner which enable a Tax Credit to be obtained or to claim relief from tax on its profits or to disclose details of its tax affairs or any other confidential information. If the relevant Tax Credit is subsequently disallowed or cancelled, the Borrower shall reimburse to the relevant Bank the amount paid to the Borrower pursuant to this Clause promptly on receipt of notice from such Bank of such disallowance or cancellation.

14. Increased Costs

14.01 If by reason of (a) the introduction of or any change in law, statute, rule, treaty or regulation after the date hereof or in its interpretation or administration and/or (b) compliance with any request from or requirement of any central bank or other fiscal, monetary, regulatory (including self-regulatory) or other authority (whether or not having the force of law) (including, without limitation, a request or requirement which affects the manner in which a Bank allocates capital resources to its obligations hereunder and a request or requirement relating to capital adequacy) and/or (c) the introduction of, changeover to or operation of the euro in any member state of the European Union:

(i) a Bank incurs a cost as a result of its having entered into and/or performing its obligations under the Financing Documents and/or assuming or maintaining a commitment under the Financing Documents and/or making one or more Advances hereunder; or

(ii) a Bank suffers a reduction in the rate of return on its capital or any class thereof as a result of it having entered into and/or performing its obligations under the Financing Documents and/or assuming or maintaining a commitment under the Financing Documents and/or making one or more Advances hereunder; or

(iii) there is any increase in the cost to a Bank of funding or maintaining all or any of the advances comprised in a class of advances formed by or including the Advances made or to be made by it hereunder; or

(iv) there is a reduction in any amount payable to a Bank;

then the Borrower shall from time to time on demand of the Agent, promptly pay to the Agent for the account of that Bank amounts sufficient to compensate that Bank for, as the case may be, (a) such cost, or (b) such reduction in such rate of return (or such proportion of such reduction as is in the opinion of that Bank, attributable to its obligations hereunder) or (c) such increased cost (or such proportion of such increased cost as is, in the opinion of that Bank acting reasonably, attributable to its funding or maintaining Advances hereunder) in each case except to the extent recoverable under Mandatory Costs or (d) such reduction in amount payable (or such proportion of such reduction as is, in the opinion of that Bank, attributable to its funding or maintaining Advances hereunder).

14.02 A Bank intending to make a claim pursuant to Clause 14.01 shall notify the Agent of the event by reason of which it is entitled to do so upon its becoming aware of the same, whereupon the Agent shall notify the Borrower thereof. The Borrower may (within 30 days of any such notification by the Agent to the Borrower) on not less than five business days written notice by the Borrower to the Agent prepay such Bank's share of all (but not some only) Advances and on the giving of such notice:

(i) such Bank shall not thereafter be obliged to make Advances hereunder and the amount of its Commitment shall be immediately reduced to zero; and

(ii) if the Agent on behalf of such Bank so requires, the Borrower shall on the expiry of such notice prepay such Bank's share of any outstanding Advances together with accrued interest thereon and shall pay all other amounts owing to such Bank hereunder.

14.03 Notwithstanding Clause 14.01 above, the Borrower shall not be obliged to make any payment pursuant thereto to the extent that the relevant cost, increased cost, reduction or liability:

(a) represents Taxation on, or a change in the rate of Taxation on, the overall net income or profits of the Agent or the relevant Bank;

(b) results from the Agent or relevant Bank having exceeded some limit or failed to comply with some obligation, if on the date on which the matters referred to in Clause 14.01 took effect the Agent or relevant Bank did not (and was not committed to) exceed such limit or breach such obligation;

(c) is incurred in consequence of the implementation of the matters set out in the report of the Basle Committee on Banking Regulations and Supervisory Practices dated July 1988 and entitled "International Convergence of Capital Measurement and Capital Standards" (including in particular but without limitation any notice or directive of the Bank of England, the Financial Services Authority or any other authority implementing the same in the United Kingdom) unless it results from any change in, or the interpretation or application of, such matters after the date of this Agreement.

15. Illegality

15.01 If at any time hereafter it becomes unlawful for a Bank to make, fund or allow to remain outstanding all or any of the Advances made or to be made by it hereunder, then that Bank shall, promptly after becoming aware of the same, deliver to the Borrower through the Agent a certificate to that effect and:

(i) such Bank shall not thereafter be obliged to make Advances hereunder and the amount of its Available Commitment shall be immediately reduced to zero; and

(ii) if such Bank so notifies the Agent (which shall forthwith notify the other parties hereto), the Borrower shall on such date as the law so requires, prepay such Bank's share of any outstanding Advances together with accrued interest thereon and shall pay all other amounts owing to such Bank hereunder.

16. Mitigation

If circumstances arise in respect of any Bank which would, or would upon the giving of notice, result in:

(i) the Borrower being obliged to pay to such Bank additional amounts pursuant to Clause 12.01 or Clause 14.01; or

(ii) the Borrower being obliged to repay such Bank's share in all or any Advances pursuant to Clause 15;

then, without in any way limiting, reducing or otherwise qualifying the Borrower's obligations under this Part 5, such Bank shall, take such reasonable steps as may be open to it to mitigate the effects of such circumstances including the transfer of its lending office to another jurisdiction or the assignment and transfer subject to Clause 32.01(ii) of its rights and obligations hereunder to another bank or financial institution, in each case acceptable to the Borrower and which is willing to participate in the Facility, PROVIDED ALWAYS THAT such Bank shall be under no obligation to make any such transfer or assignment and transfer, in such Bank's opinion, it would or might have an adverse effect upon its business, operations or financial condition or the management of its Taxation affairs.

PART 6

REPRESENTATIONS AND WARRANTIES, COVENANTS AND EVENTS OF DEFAULT

17. Representations and Warranties

17.01 The Borrower represents and warrants to the Agent and the Banks that:

(i) each member of the Group is a corporation duly organised and validly existing under the laws of Scotland (in the case of the Borrower) and under the laws of its jurisdiction of incorporation in the case of each of the Borrower's subsidiaries, with power to enter into the Transaction Documents to which it is a party and to exercise its rights and perform its obligations thereunder and all corporate and other action required to authorise the execution by it and each of its subsidiaries of the Transaction Documents to which it or any of them is a party and any other document or instrument executed or delivered or to be executed or delivered by it or any of its subsidiaries thereunder and performance by it and each of its subsidiaries of their respective obligations thereunder has been duly taken;

(ii) the Transaction Documents constitute legal, valid and binding obligations of each member of the Group which is a party thereto and (subject to the Reservations) are enforceable in accordance with their respective terms;

(iii) it is not required or entitled at the date of this Agreement to make any deduction, withholding or set-off from any payment it may make under any of the Financing Documents to any Qualifying Bank;

(iv) the execution and delivery of the Transaction Documents and the performance by each member of the Group of its obligations thereunder will not contravene any existing law, statute, rule, regulation, judgement, decree or permit or its Memorandum or Articles of Association or equivalent constitutional documents and all acts, conditions and things required to be done, fulfilled and performed in order (a) to enable it lawfully to enter into, exercise its rights under and perform the obligations expressed to be assumed by it in the Transaction Documents and (b) to ensure that the obligations expressed to be assumed by it in the Transaction Documents are legal, valid and binding, have been undertaken;

(v) no Event of Default has occurred and is continuing;

(vi) the Accounts were prepared in accordance with UK GAAP consistently applied and give a true and fair view in all material respects of the financial condition of the Borrower and of each Target and its subsidiaries (as applicable) at the date as of which they were prepared (save to the extent that any divergence from such view would not result in or would be unlikely to have a Material Adverse Effect) and there has been no material adverse change in the financial condition or prospects of the Borrower or of any Target and its subsidiaries since that date;

(vii) the management accounts of the Borrower and of each Target and its subsidiaries for the period to 30 May 2000 were prepared with reasonable care and attention and accurately represent in all material respects the financial condition and performance of the Borrower and of each Target and its subsidiaries at the date as of which they were prepared (save to the extent that any inaccuracy would not result in or would be unlikely to have a Material Adverse Effect) and there has been no material adverse change in the financial condition or prospects of the Borrower or any Target and its subsidiaries since that date;

(viii) the factual information contained in the Accountants' Report and in the Due Diligence Reports was true in all material respects as at their respective dates, all written information provided by the Borrower and its agents and advisers to the Agent and the Banks was true in all material respects as at the date it was provided and all projections and statements of belief contained in the Accountants' Report or made by or on behalf of the Borrower were based on reasonable assumptions, were made in good faith and did not fail to disclose any matter the non-disclosure of which would make such information, projections or statements of opinion incorrect or misleading in any material respect;

(ix) it has no reason to believe that any representation or warranty (as qualified by any related disclosure letter) given by any party to the Share Purchase Agreement is untrue or inaccurate in any material respect;

(x) no encumbrance exists over all or any of the present or future revenues, assets or share capital of any member of the Group other than Permitted Encumbrances;

(xi) no member of the Group has any indebtedness other than Permitted Indebtedness;

(xii) the execution of the Transaction Documents and the exercise by it and each of its subsidiaries of their respective rights and performance of their respective obligations thereunder will not result in the existence of or have the immediate effect as at the date hereof of obliging any member of the Group to create any encumbrance over all or any of its or its subsidiaries' present or future revenues or assets other than as permitted by the Financing Documents;

(xiii) the execution of the Transaction Documents and the exercise by it and each of its subsidiaries of their respective rights and performance of their respective obligations thereunder do not constitute and will not result in any material breach in respect of any member of the Group of any agreement to which any of them is a party which breach would have a Material Adverse Effect;

(xiv) to the best of its knowledge and belief, no litigation, arbitration or administrative proceedings are current or pending or, to its knowledge, threatened against it or any of its subsidiaries which would if adversely determined have a material and adverse effect on their respective abilities to perform their obligations under the Financing Documents;

(xv) each member of the Group has good and marketable title to or valid leases or other appropriate licence, authorisation or consent to use of all assets necessary to carry on its business as presently conducted other than those the absence of which would have no material effect on the business of the Group;

(xvi) each member of the Group has all licences, consents, authorisations, approvals and registrations necessary for the conduct of its business as presently conducted other than those the absence of which would have no material effect on the business of the Group and all those licences, consents, authorisations, approval and regulations are in full force and effect;

(xvii) a member of the Group beneficially owns or licences all of the intellectual property rights necessary for and material to the business of the Group and none of such rights are, to the knowledge of any member of the Group, being infringed by any third party;

(xviii) each member of the Group has obtained all requisite Environmental Permits and has at all times complied with the terms and conditions of all requisite Environmental Permits and with Environmental Laws;

(xix) each member of the Group is resident in the United Kingdom for tax purposes;

(xx) the claims of the Agent and the Banks under the Financing Documents will rank at least *pan passu* with all its other present and future obligations other than obligations preferred solely by any bankruptcy, insolvency or other similar laws of general application;

(xxi) with effect from Option Completion, the group organisation chart set out in Schedule 7 contains the name of each member of the Group and accurately sets out the legal and beneficial ownership of each member of the Group specified therein.

17.02 The representations and warranties set out in Clause 17.01 shall survive the execution hereof and (other than the warranties set out in (iii), (viii), (ix), (x), (xi), (xiii), (xiv), and (xxi)) be made on the date of this Agreement and on the Completion Date and on the making of each Advance and shall be deemed to be repeated at the beginning of each Interest Period with reference to the facts and circumstances then subsisting as if made at such time and as if references in Clauses 17.01(vi) and (vii) to the Accounts and to the management accounts were references to the latest audited consolidated financial statements of the Group and to the latest Monthly Management Accounts delivered to the Agent in accordance with the terms of Clause 18 provided that the words "in all material respects" and "(save to the extent that any divergence from such view would not result in or would be unlikely to have a Material Adverse Effect)" shall be disregarded where they appear in Clause 17.01 (vi) for the purposes of such repetition in respect of any audited or unaudited accounts which relate to any period after Completion and the words "(save to the extent that any inaccuracy would not result in or would be unlikely to have a Material Adverse Effect)" shall be disregarded where they appear in Clause 17.01(vii) for the purposes of such repetition in respect of any audited or unaudited accounts which relate to any period after Completion.

18. Financial Information

18.01 The Borrower shall:

(i) as soon as the same become available, but in any event within 90 days after the end of each of its financial years, deliver to the Agent in sufficient copies for the Banks the audited consolidated financial statements of the Group for such financial year together with (a) a statement by the Borrower reconciling such financial statements with the relevant projections specified in Clause 18.01(iii), (b) a copy of the audited financial statements of each member of the Group for its most recently ended financial year, and (c) a compliance certificate by the finance director of the Borrower certifying whether the financial covenants in Clause 20 for that financial year have been complied with, supported by reasonably detailed calculations;

(ii) as soon as the same become available, but in any event within 28 days after the end of each Monthly Accounting Period, deliver to the Agent in sufficient copies for the Banks the Monthly Management Accounts of the Group for such period together with (a) a statement reconciling such accounts with the relevant projections specified in Clause 18.01(iii) and reporting on the activities and performance of the Group during such period, (b) a copy of the unaudited financial statements of such members of the Group for its most recently ended Monthly Accounting Period and (c) (with effect from the date falling 90 days after the date hereof) a commentary from the chief executive or finance director of the Group;

(iii) not later than 21 days prior to the beginning of each of its financial years, deliver to the Agent in sufficient copies for the Banks the Group's projected consolidated balance sheet, projected consolidated cash flow statement, projected consolidated profit and loss account and capital expenditure budget, in each case on a monthly and quarterly basis for the forthcoming financial year;

(iv) not later than 28 days after the end of each Quarterly Accounting Period deliver to the Agent a certificate signed by two directors of the Borrower (a) confirming that no Event of Default has occurred or if an Event of Default has occurred the steps which are being taken to remedy it and (b) setting out in reasonable detail computations establishing compliance with Clause 20;

(v) promptly on their dispatch to addressees, deliver to the Agent copies of all notices, reports and other documents dispatched by any member of the Group to its shareholders generally or any class thereof;

(vi) within 14 days of any director or secretary of the Borrower becoming aware of the same, notify the Agent in writing of details of any litigation, arbitration or any other proceedings before any court, tribunal or administrative body which affects any member of the Group and which involves liability, actual or potential, in excess of £250,000 either individually or when aggregated with associated or connected cases in respect of the same subject matter or grounds of claim;

(vii) promptly on receipt by the Borrower, deliver to the Agent a copy of any management letter provided by the auditors of the Group to the board of directors of any member of the Group in connection with the annual audit of the Group;

(viii) within 14 days of being notified of the same (by whatever means) notify the Agent in writing of details of all transfers of any shares in any member of the Group (other than the Borrower);

(ix) within 14 days of being notified of the same (by whatever means) notify the Agent in writing of the renewal (or lapse) of any of the licences held from time to time by any member of the Group in relation to any Gaming Legislation other than those the lapse of which would have no material effect on the business of the Group;

(x) promptly on becoming aware of the same, notify to the Agent any circumstances which have given rise to a material and adverse change in the financial condition or prospects of the Group from time to time and which are not otherwise disclosed to the Agent in terms of this Agreement; and

(xi) from time to time on request of the Agent, furnish the Agent with such information about the business and financial condition of the Group as the Agent may reasonably require.

18.02 The Borrower shall ensure that:

(i) each set of its financial statements delivered pursuant to Clause 18.01(i) is prepared on the same basis as was used in the preparation of the Accounts or with such changes as the Agent may agree and in the case of those delivered pursuant to Clauses 18.01(i) and 18.01(ii) in accordance with UK GAAP consistently applied;

(ii) each set of financial statements delivered by it pursuant to Clauses 18.01(i) and 18.01(ii) shall comprise a profit and loss account and cash flow statement for the relevant period, a balance sheet as at the end of the relevant period and shall be in a format approved by the Agent (acting reasonably);

(iii) each set of financial statements delivered by it pursuant to Clause 18.01(i) is approved by its board of directors;

(iv) the Monthly Management Accounts delivered by the Borrower pursuant to Clause 18.01(ii) are approved by the board of directors of the Borrower and certified by a duly authorised officer thereof as having been prepared with reasonable care;

(v) the capital expenditure budget delivered by it pursuant to sub-Clause 18.01(iii) gives particulars of each purchase, hire or leasing arrangements or item of capital expenditure with a value of £100,000 or more and is approved by the Agent in writing prior to the commencement of the relevant financial year; and

(vi) the financial statements delivered by it pursuant to Clause 18.01(i) have been audited by its auditors from time to time.

19. Covenants

19.01 The Borrower shall and shall procure that each other member of the Group shall (except with the prior written consent of the Agent):

(i) comply with all of the obligations and undertakings expressed to be assumed by it under the Transaction Documents;

(ii) do all that is necessary to maintain in full force and effect its corporate existence and the corporate existence of each of its subsidiaries (save for any Non-Trading Subsidiary) and obtain and comply with (and procure that each other member of the Group obtains and complies with) all authorisations, approvals, licences and consents required in or by the laws and regulations of the United Kingdom and any other jurisdiction in which any member of the Group operates to enable each such member lawfully to enter into and perform its material obligations under the Transaction Documents and to ensure the legality, validity and enforceability of the Transaction Documents and their admissibility as evidence in the United Kingdom;

(iii) do all that is necessary to maintain in full force and effect all licences, permits and authorisations which any member of the Group requires under any Gaming Legislation in order to operate its business from time to time other than those the absence of which would have no material effect on the business of the Group;

(iv) maintain (and procure that each other member of the Group maintains) insurances on and in relation to its business and assets with reputable underwriters or insurance companies against such risks and to such extent as is reasonable and usual for companies carrying on a business such as that carried on by such member of the Group (provided that such cover is at least as comprehensive as that recommended in the Insurance Letter) and procure that on written request a note of the security interest of the Agent and the Banks is endorsed on all policies of insurance maintained by any member of the Group;

(v) on the date hereof and from time to time hereafter enter into such arrangements as the Agent and the Borrower may agree in order to hedge against the Group's exposure to fluctuations of interest rates and foreign exchange rates in accordance with the terms of the Hedging Policy Letter;

(vi) do (and shall procure that each other member of the Group does) all that is or may be reasonably necessary or advisable to preserve and protect (and refrain from doing, causing or permitting to be done anything which might be reasonably expected to have a material adverse effect on or terminate) their respective rights to use, or the validity or enforceability of, any patent, registered design, know-how, trade secret, copyright, domain names, trade mark or similar intellectual property right (whether registered or not) which at any time is owned or used by or is the subject of any licence or permission in favour of any member of the Group;

(vii) on receipt of reasonable notice from the Agent permit the Agent and any person authorised by the Agent to have, at all reasonable times during normal business hours, access to its premises and accounting books and records and those of each other member of the Group to make extracts from and take copies of its accounting records;

(viii) promptly after becoming aware of the same, inform the Agent of the occurrence of any Event of Default or Potential Event of Default and upon receipt of a written request to that effect from the Agent confirm to the Agent that, save as previously notified to the Agent or as notified in such confirmation, no such event has occurred;

(ix) pay and discharge all Taxation which is due for payment (other than Taxation which is being contested in good faith and by appropriate means) and all other lawful claims which would, if unpaid, by law become encumbrances on its assets;

(x) open and maintain such bank accounts as the Agent and the Borrower may agree;

(xi) comply with all Environmental Law relating to the receiving, handling, use, storage, accumulation, transportation, generations spillage, migration, discharge, release and disposal of any Hazardous Substances;

(xii) procure that any subsidiary which is created or acquired by any member of the Group after the date of this Agreement shall, so far as lawful and to the same extent (and in substantially the same form) as the Obligors, grant all such security to the Banks or their agent or security trustee as the Agent shall specify;

(xiii) exercise its rights under the Call Option (as defined in the Share Purchase Agreement) on the Call Option Date (as defined therein) and otherwise in accordance with the terms of the Share Purchase Agreement; and

(xiv) take such steps as the Agent may require (in the context of the costs and benefits to the Borrower in respect thereof) to pursue any breach of the Share Purchase Agreement by any party thereto other than the Borrower.

19.02 The Borrower shall not and shall procure that no other member of the Group shall (without the prior written consent of the Agent):

(i) create or permit to subsist any encumbrance over all or any of its present or future revenues or assets other than Permitted Encumbrances;

(ii) sell or otherwise dispose of any of its assets on terms whereby such assets are or may be leased to or re-acquired or acquired by any member of the Group other than in circumstances where, if such transaction gave rise to an encumbrance, such encumbrance would constitute a lien arising by operation of law in the ordinary course of business;

(iii) incur or permit to subsist any indebtedness other than Permitted Indebtedness;

(iv) sell, lease, transfer or otherwise dispose of, by one or more transactions or series of transactions (whether related or not), the whole or any part of its revenues or its assets or any interest therein except for Permitted Disposals.

(v) make any loans or advance or enter into any guarantee or indemnity other than in respect of Permitted Indebtedness;

(vi) enter into any merger or consolidation;

(vii) acquire any business or body corporate, acquire or subscribe for shares or other securities (or any interest therein) or enter into any partnership or joint venture (or interest therein) which would result in the payment of any consideration or the assumption of any liabilities in excess of £2,500,000;

(viii) incur Capital Expenditure on any asset which when taken together with all other capital assets purchased, hired, leased or acquired and Capital Expenditure incurred by all members of the Group in any financial year of the Borrower set out in Column (1) below has an aggregate market value in excess of the following figures (or their equivalent) set out in Column (2) opposite such year:

(1) Year	(2) £
Year ending 31 December 2001	5,000,000
Year ending 31 December 2002	5,000,000
Year ending 31 December 2003	5,000,000
Year ending 31 December 2004	and such amount as is agreed thereafter between the Parent and the Agent

provided that, to the extent that in any financial year the amount of Capital Expenditure incurred on assets is less than the amount set out in Column (2) above in relation to any year such amount shall (up to a maximum amount equal to 20% of the amount set out in Column (2)) be carried forward to the following financial year and added to the amount of Capital Expenditure specified in Column (2) above for such financial year but on the basis that any such Capital Expenditure which is not incurred within that year shall cease to be available and shall not in terms of this Clause be carried forward to the following financial year;

(ix) change its place of residence for tax purposes;

(x) open or permit to subsist any account at any bank or financial institution except at the request of the Agent;

(xi) change its auditors without the prior consent of the Agent (such consent not to be unreasonably withheld or delayed and to be deemed if the proposed new auditors are one of the 10 largest firms in the United Kingdom);

(xii) change the accounting policies of the Group without the prior written consent of the Agent (acting reasonably) from those used in the Accounts unless (a) required to do so in order to ensure that the audited consolidated financial statements of the Group comply with UK GAAP from time to time or (b) such change has no effect on the calculation of, or the ability of the Group to comply with, the financial covenants set out in Clause 20;

(xiii) make or take steps to make any substantial change in the nature of its business as conducted at the date hereof or carry on any other business which results in any material change in the lines of business carried on by it as at the date hereof;

(xiv) amend or consent to the amendment of any provision of its memorandum or articles of association or equivalent constitutional documents of any of its subsidiaries;

(xv) cause or permit any Non-Trading Subsidiary to commence trading or acquire any assets or rights;

(xvi) amend or waive any provisions of the Acquisition Documents which have, or would be likely to have, an adverse effect on the interests of the Agent and the Banks under the Financing Documents;

(xvii) cause or permit any Hazardous Substance to be brought upon, kept or used in or about any property owned or occupied by any member of the Group except for Hazardous Substances used in the ordinary course of business (which Hazardous Substances are kept, used or brought upon such property in accordance with all applicable EnvironTnenta1 Law);

(xviii) enter into any off balance sheet financing except as is expressly permitted in accordance with the terms of this Agreement; or

(xix) enter into any arrangements for the hedging of its exposure to floating interest rates other than in terms of the Hedging Documents.

19.03 The Borrower, when requested by the Agent at any time when a breach of Clause 20 is continuing, shall instruct its auditors:

(i) to review the management accounts provided by the Borrower pursuant to Clause 18.01(ii) in respect of any Monthly Accounting Period;

(ii) to review the Borrower’s working papers supporting such management accounts;

(iii) on the basis of such reviews to determine whether or not the Borrower is in compliance with Clause 20 in respect of such Monthly Accounting Period and in accordance with the accounting principles and practices employed in the preparation of the Accounts as varied or amended or substituted as agreed by the Agent under the terms of this Agreement; and

(iv) to report the result of such reviews and computation forthwith to the Agent.

19.04 Deleted.

19.05 Deleted.

19.06 The Borrower shall report to the Agent on the progress of negotiations in relation to the execution of the ITV Contract and the preparation of the Agreed Financial Model or the Updated Projections (as applicable) from time to time and when requested to do so by the Agent and shall procure that immediately following execution of the ITV Contract or the preparation of the Agreed Financial Model or Updated Projections (as applicable) that the Agent receives copies, certified as true copies, of such ITV Contract, Agreed Financial Model or Updated Projections.

20. Financial Covenants

20.01 Interest Cover

The Borrower hereby covenants that, save as an Instructing Group shall otherwise agree, on each Test Date which occurs during each period set out in Column (1) below the ratio of EBITDA to Total Interest for the Test Period ending on such Test Date shall not be less than the ratio set out in Column (2) opposite that period:

(1) Period	(2) Ratio
Completion to 31 March 2001	1.0:1
1 April 2001 to 31 December 2001	1.25:1
1 January 2002 to 31 December 2002	1.75:1
1 January 2003 and thereafter	2.0:1

20.02 Debt Cover

The Borrower hereby covenants that, save as an Instructing Group shall otherwise agree, on each Test Date which occurs during each period set out in Column (1) below the ratio of Bank Borrowings (as at such Test Date) to EBITDA for the Test Period ending on such Test Date shall not be more than the ratio set out in Column (2) opposite that period:

(1) Period	(2) Ratio
Completion to 31 March 2001	8.0:1
1 April 2001 to 31 December 2002	7.5:1
1 January 2003 to 31 December 2004	6.0:1
1 January 2005 and thereafter	5.0:1

20.03 Deleted

20.04 For the purpose of this Clause 20, Bank Borrowings, EBITDA, and Total Interest shall each be ascertained from the audited consolidated financial statements of the Group and the Monthly Management Accounts most recently made available to the Agent in accordance with Clause 18.01(ii) or otherwise as determined in accordance with Clause 19.03.

20.05 In the event that any of the accounting policies or principles adopted by the Group are amended or changed in any way after the date of this Agreement, the Borrower and the Agent shall negotiate in good faith in order to make such amendments to this Agreement as are agreed (in the opinion of the Banks acting reasonably) in order to ensure that the terms of Clause 20 give the Banks comparable protection to that contemplated at the date of this Agreement.

20.06 In the event of a breach of any of the provisions of this Clause 20 the Banks shall be entitled to:-

(i) instigate such legal and financial investigations of the affairs of the Group as they may consider appropriate in the event that they are not able to reach agreement with the Borrower on the steps required to remedy and/or investigate such breach. For that purpose, the Banks may instruct such professional advisers as they may consider necessary in order to prepare or assist them to prepare such reports as they may consider appropriate. The Borrower and its officers shall cooperate fully with the Banks and such professional advisers in the preparation of such reports and the carrying out of such investigations and shall make payment of all fees, costs and expenses incurred in connection therewith; and/ or

(ii) require that the Borrower and each of its subsidiaries (or any of them) shall grant to the Agent for the Banks such security documents as the Banks may require together with such guarantees and other documents as the Banks may require in relation thereto.

21. Events of Default

21.01 If:

(i) the Borrower fails to pay any principal sum due from it hereunder in the manner specified herein and on the due date for payment thereof or any other sum within five days of the due date for payment thereof; or

(ii) any warranty, representation or statement made in any of the Financing Documents or in any notice or other document, certificate or statement delivered pursuant thereto or in connection therewith or repeated at any time in accordance with the terms thereof proves (in the reasonable opinion of the Agent) to have been incorrect or misleading in any material respect and, if the relevant matter is capable of remedy, such matter is not remedied within 14 days after the Agent has given notice thereof to the Borrower; or

(iii) the Borrower fails to perform or comply with any of the obligations expressed to be assumed by it in Clauses 19.02 (i), (ii), (iii), (iv) and (v) and 20; or

(iv) any member of the Group fails to perform or comply with any other obligation expressed to be assumed by it in the Financing Documents and such failure, if capable of remedy or cure, is not remedied or cured within 14 days of the earlier of (a) the Borrower becoming aware of such matter or (b) the Agent has given notice thereof to such member of the Group; or

(v) any indebtedness of any member of the Group in excess of £500,000 is not paid when due (after allowing for any applicable grace period) or any indebtedness of any member of the Group in excess of £500,000 is declared to be or otherwise becomes due and payable prior to *s specified maturity or, in the case of any indebtedness without a specified maturity, repayment is demanded by the creditor by reason of default of any member of the Group or any undrawn facilities are withdrawn by any creditor by reason by default or financial difficulties on the part of such member of the Group; or

(vi) any member of the Group (save for any Non-Trading Subsidiary) is unable to pay their debts as they fall due or otherwise is or becomes insolvent, commences negotiations with any one or more of its creditors with a view to the general re-adjustment or re-scheduling of its indebtedness or makes a general assignment for the benefit of or a composition with its creditors other than as part of a solvent reconstruction with the prior written consent of the Banks (such consent not to be unreasonably withheld or delayed); or

(vii) any member of the Group (other than any Non Trading Subsidiary) takes any corporate action or legal proceedings (other than any litigation or other proceedings which are in the opinion of an Instructing Group frivolous or vexatious or are withdrawn at least five business days prior to the date fixed for the first hearing of such matter) are started for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of it or of all or a material part of its revenues and assets other than with the prior written consent of the Banks (such consent not to be unreasonably withheld or delayed); or

(viii) any distress, execution, attachment or other process (other than any litigation or other proceedings which are in the reasonable opinion of an Instructing Group frivolous or vexatious or are withdrawn at least five days prior to the date fixed for the first hearing of such matter) affects any asset of any member of the Group in respect of a liability in excess of £500,000 (or its equivalent); or

(ix) anything analogous to or having a substantially similar effect to any of the events specified in sub-Clauses (vii) or (viii) above occurs in any applicable jurisdiction; or

(x) any member of the Group (other than the Borrower and any Non Trading Subsidiary) ceases to be a wholly owned Subsidiary of the Borrower on or after Completion save as permitted by this Agreement or with the prior written consent of the Banks or where such member of the Group ceasing to be a wholly owned subsidiary of the Borrower will not have a Material Adverse Effect; or

(xi) any member of the Group (save for any Non-Trading Subsidiary) ceases or takes steps to cease to carry on all or a substantial part of its business other than with the prior written consent of the Banks save where such member of the Group ceasing to carry on all or a substantial part of its business will not have a Material Adverse Effect; or

(xii) the Borrower repudiates this Agreement; or

(xiii) any authorisation, approval, consent, licence, exemption, filing, registration or notarisation or other requirement necessary to enable any member of the Group to conduct its business or to perform its obligations under any Financing Document to which it is a party is modified, revoked or withheld or does not remain in full force and effect other than those modifications, revocations or withholdings which do not have any material adverse effect on the conduct of the business of the Group; or

(xiv) at any time it is unlawful for the Borrower (a) to pay any amount owing by it under the Financing Documents, (b) to perform any of its other material obligations under any Financing Document to which it is a party or (c) to own its assets or carry on its business; or

(xv) the authority of any member of the Group (save for any Non-Trading Subsidiary) to conduct its business is wholly or substantially curtailed by any seizure or intervention by or on behalf of any governmental authority so that the ability of such member or any other members of the Group (save for any Non-Trading Subsidiary) to comply with its obligations under any of the Financing Documents is (in the reasonable opinion of an Instructing Group) materially affected; or

(xvi) the Borrower’s auditors qualify their report to the audited consolidated accounts of the Borrower in any way which is (in the reasonable opinion of an Instructing Group) material in the context of the Facility; or

(xvii) any litigation, arbitration or administrative proceedings are instituted against any member of the Group which if adversely determined would have a material and adverse effect on such member's abilities to perform its obligations under the Financing Documents (disregarding for this purpose any litigation or other proceedings which are in the reasonable opinion of an Instructing Group frivolous, vexatious OF which otherwise have no reasonable prospect of resulting in such a material and adverse effect); or

(xviii) the memorandum or articles of association of the Borrower is amended in any way which is (in the reasonable opinion of an Instructing Group) adverse to the interests of the Agent or any of the Banks; or

(xix) any circumstances arise (including but not limited to any change in the business, assets financial condition or prospects of any member of the Group) which result in a Material Adverse Effect;

then, and in any such case and at any time thereafter whilst such Event of Default shall be continuing unremedied or unwaived the Agent may, and if so instructed by an Instructing Group shall, by written notice to the Borrower:

(a) declare the Advances to be immediately due and payable (whereupon the same shall become so payable together with accrued interest thereon and any other sums then owed by the Borrower hereunder) or declare the Advances to be due and payable on demand of the Agent; and/or

(b) declare that any undrawn portion of the Facility shall be cancelled, whereupon the same shall be cancelled and the Commitment of each Bank shall be reduced to zero.

21.02 If, pursuant to Clause 21.01, the Agent declares any of the Advances to be due and payable on demand of the Agent then, and at any time thereafter, the Agent if so instructed by an Instructing Group shall by written notice to the Borrower:

(i) call for repayment of the Advances on such date as it may specify in such notice (whereupon the same shall become due and payable on such date together with accrued interest thereon and any other sums then owed by the Borrower hereunder); or

(ii) withdraw its declaration with effect from such date as it may specify in such notice; and/or

(iii) select a period of six months or less as the duration of any Interest Period which begins whilst such declaration remains in effect.

PART 7

DEFAULT INTEREST AND INDEMNITY

22. Default Interest and Indemnity

22.01 If any sum due and payable by any Obligor under the Financing Documents is not paid on the due date therefor in accordance with the provisions of Clauses 23 and 24 or if any sum due and payable by any Obligor under any judgement of any court in connection herewith is not paid on the date of such judgement, the period beginning on such due date or, as the case may be, the date of such judgement and ending on the date upon which the obligation of that Obligor to pay such sum (the balance thereof for the time being unpaid being herein referred to as an “unpaid sum”) is discharged shall be divided into successive periods, each of which (other than the first, which shall commence on the date on which the unpaid sum became due and payable) shall start on the last day of the preceding such period and the duration of each of which shall be selected by the Agent and thereafter notified promptly to the Borrower and the Banks.

22.02 During each such period relating thereto as is mentioned in Clause 22.01 an unpaid sum shall bear interest at the rate per annum which is the sum from time to time of two per cent. (2%), the Applicable Margin at such time, any Mandatory Costs as determined by the Agent plus LIBOR applicable to such period provided that:

(i) if, for any such period, the Screen Rate is not available and only one or none of the Reference Banks was offering deposits in Sterling for the required period, the rate of interest applicable to such unpaid sum shall be determined by reference to the cost to each of the Reference Banks of obtaining such deposits from such sources as it may reasonably select; and

(ii) if such unpaid sum is all or part of an Advance which became due and payable on a day other than the last day of an Interest Period relating thereto, the first such period applicable thereto shall be of a duration equal to the unexpired portion of that Interest Period and the rate of interest applicable thereto during such period shall be that which exceeds by two per cent. (2%) the rate which would have been applicable to it had it not so fallen due.

22.03 Any interest which shall have accrued under Clause 22.02 in respect of an unpaid sum shall be due and payable and shall be paid by the Borrower or relevant member of the Group (as applicable) at the end of the period by reference to which it is calculated or on such date as the Agent may specify by written notice to the Borrower.

22.04 If any Bank or the Agent on its behalf receives or recovers all or any part of such Bank's share of an Advance otherwise than on the last day of an Interest Period relating to that Advance the Borrower shall pay to the Agent on demand for account of such Bank such additional amount as is necessary to compensate such Bank for any loss (including loss of margin) or expense sustained or incurred in liquidating or re-deploying funds utilised, acquired or committed to make, fund or maintain such Advances for such Interest Period.

22.05 The Borrower undertakes to indemnify:

(i) each of the Agent and the Banks against any cost, claim, loss or expense, (including legal fees), which it may sustain or incur as a consequence of any Event of Default or any default by any Obligor in the performance of any of the obligations expressed to be assumed by it in any of the Financing Documents; and

(ii) each Bank against any loss it may suffer as a result of its funding an Advance requested by the Borrower but not made unless the Advance was not made because of default by such Bank.

22.06 Any unpaid sum shall (for the purposes of this Clause 22, Clause 14.01 and Schedule 5) be treated as an Advance and accordingly in this Clause 22, in Clause 14.01 and in Schedule 5 the term “Advance” includes any unpaid sum and the term “Interest Period” in relation to an unpaid sum includes each such period relating thereto as is mentioned in Clause 22.01.

PART 8

PAYMENTS

23. Currency of Account and Payment

23.01 The Borrower waives any right it may have in any jurisdiction to pay any amount hereunder in a currency other than that in which it is expressed to be payable hereunder. Each amount payable under any of the Financing Documents shall be paid in the currency in which it is expressed to be denominated or payable, all costs and expenses will be paid in the currency in which they were incurred and all payments in terms of Part 5 shall be made in the currency specified by the party claiming thereunder.

23.02 If any sum due from any Obligor under any of the Financing Documents or under any order or judgement given or made in relation thereto has to be converted from the currency (the "first currency") in which the same is payable into another currency (the "second currency") for any purpose including without limitation (i) making or filing a claim or proof against any Obligor, (ii) obtaining an order or judgement in any court or other tribunal or (iii) enforcing any order or judgement given or made in relation to any of the Financing Documents, the Borrower shall indemnify and hold harmless each of the persons to whom such sum is due from and against any loss suffered as a result of any discrepancy between (a) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (b) the rate or rates of exchange at which such person may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgement, claim or proof.

24. Payments

24.01 On each date on which this Agreement requires an amount to be paid by the Borrower or any of the Banks hereunder, the Borrower or, as the case may be, such Bank shall make the same available to the Agent prior to 11.00 a.m. by payment in Sterling and in immediately available funds to such account in the United Kingdom as the Agent may have specified for this purpose.

24.02 Save as otherwise provided herein, each payment received by the Agent for the account of another person pursuant to Clause 24.01 shall be made available by the Agent to such other person (in the case of a Bank, for the account of its Facility Office) in immediately available funds on the due date for payment hereunder by transfer to such account of such person with such bank in London as such person shall have previously notified to the Agent.

24.03 Except to the extent otherwise provided in the Financing Documents and to the extent that the same are exclusively for the account of the Agent or any Bank or Banks, each payment received by the Agent from any Obligor shall be promptly distributed by the Agent among the Banks *pro rata* to their respective entitlements thereto.

24.04 All payments made by the Borrower hereunder shall be made free and clear of and without any deduction for or on account of any set-off or counterclaim.

24.05 All moneys received, recovered or realised by the Banks by virtue of any guarantee of the Borrower’s obligations hereunder may, in the Agent's discretion, be credited to an interest bearing suspense or impersonal account and may be held in such account for so long as the Agent thinks fit pending the application from time to time (as the Agent may reasonably think fit) of such moneys in or towards the payment and discharge of any amounts owing by the Borrower to such Banks hereunder.

24.06 Where a sum is to be paid hereunder to the Agent for the account of another person, the Agent shall not be obliged to make it available to that other person until it has been able to establish to its reasonable satisfaction that it has actually received such sum, but if it does so and it proves to be the case that it had not actually received the sum it paid out, then the person to whom such sum was so made available shall on request refund the same to the Agent together with an amount sufficient to reimburse the Agent for any amount it may have been required to pay out by way of interest on moneys borrowed to fund the sum in question during the period beginning on the business day on which the sum in question was made available to such person and ending on the date on which the Agent receives the same.

24.07 If any payment hereunder falls due on a day which is not a business day, it shall fall due on the next succeeding business day unless that day falls in the next calendar month in which case the payment shall fall due on the preceding business day. Interest, fees and commission payable hereunder shall be adjusted accordingly.

24.08 If a change in any currency of a country occurs after the date of this Agreement, the Financing Documents will be amended to the extent that the Agent and the Banks (acting reasonably) consider to be required in order to reflect the change in currency and to put the Banks in the same position, so far as possible, as they would have been in if no such change in currency had occurred.

24.09 If more than one currency or currency unit is at the same time recognised by the central bank of any country as the lawful currency of that country then:

(i) any reference in the Financing Documents to, and any obligations arising under the Financing Documents in the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (acting reasonably); and

(ii) any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank of such country for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably).

24.10 Save to the extent otherwise agreed by the Agent and the Banks, if the Agent receives any payment which is insufficient to discharge all of the amounts then due and payable by the Borrower under the Financing Documents, it shall apply such payment in respect of unpaid costs and expenses due to it, then to accrued interest due and unpaid, then to any amount of principal due but unpaid and finally to any other amount, in each case payable under the Financing Documents.

25. Set-Off

The Borrower authorises the Agent and each Bank to hold as security for all sums which are now or which may at any time hereafter become due to the Agent and the Banks or any of them by the Borrower under the Financing Documents any balances, credits, deposits, accounts or monies to which it is entitled on any account with the Agent or that Bank and to apply any such balances, credits, deposits, accounts or monies at any time (without prior notice to the Borrower) in satisfaction of any such sums. The Agent or the relevant Bank shall inform the Borrower as soon as reasonably practicable after the occurrence of any set-off or application under this Clause. For this purpose, each Bank is authorised to purchase with the monies standing to the credit of any such account such other currencies as may be necessary to effect such application. No Bank shall be obliged to exercise any right given to it by this Clause 25. The Borrower agrees to the application of any such balances, credits, deposits, accounts or monies in satisfaction of any such sums due and payable by it but unpaid.

26. Re-distribution of Payments

If, at any time, the amount which any Bank (a "Recovering Bank”) has received or recovered (whether by payment, the exercise of a right of set-off or combination of accounts or otherwise of any payment (a “relevant payment”) to be made under the Financing Documents by any member of the Group for account of such Recovering Bank and one or more other Banks is greater (the amount of such excess being herein called an “excess amount”) than its proportional entitlement, then:

(i) such Recovering Bank shall pay to the Agent an amount equal to such excess amount;

(ii) the Agent shall treat the amount received by it from such Recovering Bank pursuant to paragraph (i) as if such amount had been received by it from such member of the Group in respect of such relevant payment and shall pay the same to the persons entitled thereto (including such Recovering Bank) *pro rata* to their respective entitlements thereto; and

(iii) the liability of such member of the Group to the Recovering Bank shall be treated as not having been reduced by reason of such member's payment of the excess amount but shall be treated as reduced to each Bank by the shared amount thereof.

PART 9

FEES, COSTS AND EXPENSES

27. Fees

27.01 Deleted.

27.02 Deleted.

27.03 The Borrower shall pay to the Agent for its own account the agency fee specified in the letter dated on or around the date hereof from the Agent to the Borrower at the times and in the amounts specified in such letter.

27.04 Fees and commission shall accrue from day to day and shall be calculated on the basis of a year of 365 days and the actual number of days elapsed.

28. Costs and Expenses

28.01 The Borrower shall, from time to time on demand by the Agent reimburse the Agent for all reasonable costs and expenses (including legal fees and value added tax) properly incurred by it in connection with the negotiation, preparation and execution of the Financing Documents including, without limitation, the Security Documents to be executed after the date hereof, the completion of the transactions herein contemplated and the syndication of the Facility.

28.02 The Borrower shall, from time to time on demand by the Agent, reimburse the Agent and the Banks for all reasonable costs and expenses (including legal fees and value added tax) properly incurred in or in connection with the conduct of the Facility and the preservation and/or enforcement and/or release of any of the rights of the Agent and the Banks under the Financing Documents.

28.03 The Borrower shall pay all stamp, registration and other taxes to which the Financing Documents or any judgement given in connection therewith are at any time subject and shall, from time to time on demand by the Agent, indemnify the Agent and the Banks against any liabilities, costs, claims and expenses resulting from any failure to pay or any delay in paying any such tax.

28.04 The Agent may apply any part of an Advance in payment and/or reimbursement to itself of any fees, costs, expenses or other payments due by the Borrower under Clauses 27 and 28 and the Borrower hereby irrevocably authorises the deduction of such payment and/or such reimbursement from any Advance.

28.05 If the Borrower fails to perform any of its obligations under this Clause 28, each Bank shall indemnify the Agent against its Pro Rata Percentage of any loss incurred by the Agent as a result of such failure and the Borrower shall forthwith reimburse each Bank for any payment made by it pursuant to this Clause 28.05.

PART 10

AGENCY PROVISIONS

29. The Agent, the Arranger and the Banks

29.01 Each Bank and the Arranger hereby appoints the Agent to act as its agent in connection with the Financing Documents herewith and authorises the Agent:

(i) to execute and deliver on its behalf the Intercreditor Agreement and any other Financing Document approved by it and which requires to be executed by it or on its behalf;

(ii) to release any security constituted by the Security Documents which requires to be released in connection with any Permitted Disposal; and

(iii) to exercise such rights, powers and discretions as are specifically delegated to the Agent by the terms thereof together with all such rights, powers and discretions as are reasonably incidental thereto.

The relationship between the Agent and the Arranger and each Bank is that of agent and principal only unless otherwise specifically provided in any of the Financing Documents. Except as specifically set out in the Financing Documents, the Arranger has no duties of any kind to any other person under or in connection with any of the Financing Documents.

29.02 The Agent may:

(i) assume that:

(a) any representation made by any member of the Group in connection with the Financing Documents is true;

(b) no Event of Default or Potential Event of Default has occurred; and

(c) none of the members of the Group is in breach of or default under their respective obligations under the Financing Documents, unless it has actual knowledge or actual notice to the contrary;

(ii) assume that the Facility Office of each Bank is that identified with its signature below or in any Transfer Certificate until it has received from such Bank a notice designating some other office of such Bank to replace its Facility Office and act upon any such notice until the same is superseded by a further such notice;

(iii) engage and pay for the advice or services of any lawyers, accountants, surveyors, valuers or other experts whose advice or services may to it seem necessary, expedient or desirable and rely upon any advice so obtained;

(iv) rely as to any matters of fact which might reasonably be expected to be within the knowledge of any member of the Group upon a certificate signed by or on behalf of such member;

(v) rely upon any communication or document believed by it to be genuine;

(vi) refrain from exercising any right, power or discretion vested in it as agent hereunder unless and until instructed by an Instructing Group as to whether or not such right, power or discretion is to be exercised and, if it is to be exercised, as to the manner in which it would be exercised; and

(vii) refrain from acting in accordance with any instructions of an Instructing Group to begin any legal action or proceeding arising out of or in connection with the Financing Documents until it shall have received such security as it may require (whether by way of payment in advance or otherwise) for all costs, claims, expenses (including legal fees) and liabilities which it will or may expend or incur in complying with such instructions.

29.03 The Agent shall:

(i) promptly inform each Bank of the contents of all relevant notices or documents received by the Agent from any member of the Group hereunder;

(ii) promptly notify each Bank of the occurrence of any Event of Default of which the Agent has actual knowledge or actual notice;

(iii) save as otherwise provided in the Financing Documents, act as agent in connection with the Financing Documents in accordance with any instructions given to it by an Instructing Group, which instructions shall be binding on all of the Banks; and

(iv) if so instructed by an Instructing Group, grant any Waiver Letter or refrain from exercising any right, power or discretion vested in it as agent under the Financing Documents.

29.04 The Agent may with the agreement of the Borrower and an Instructing Group amend any term of any of the Financing Documents except if the effect of such amendment would be to:

(i) increase any Bank’s Commitment or amend the Applicable Margin;

(ii) change the definition of Instructing Group;

(iii) extend the due date, or alter the currency of, or reduce the amount of any payment due to that Bank under the Financing Documents to which it is a party;

(iv) amend the terms of this Clause 29.04;

(v) release any security constituted by the Security Documents other than security released in connection with any Permitted Disposal; or

(vi) alter the priority of any liabilities under the Financing Documents,

in which case the consent of the Borrower and all of the Banks will be required.

29.05 Where the Agent’s consent or determination or waiver or satisfaction is requested in connection with the Financing Documents such consent or determination or waiver or satisfaction shall be given only in writing.

29.06 Where the Agent is instructed or authorised by an Instructing Group pursuant to Clauses 29.03(iii) or 29.03(iv) those Banks who do not form part of an Instructing Group hereby waive any rights which they may have against the Agent in respect of the Agent's giving any consent, determination, assurance, satisfaction or waiver or the Agent's refraining from exercising any right, power or discretion and the Banks shall indemnify the Agent in respect of any loss it may suffer as a result of taking or failing to take such action.

29.07 Notwithstanding anything to the contrary expressed or implied herein, the Agent and the Arranger shall not:

(i) be bound to enquire as to:

(a) whether or not any representation made by any Obligor in connection with the Financing Documents is true;

(b) the occurrence or otherwise of any event which is or may become an Event of Default or Potential Event of Default;

(c) the performance by any Obligor of its obligations under the Financing Documents;

(d) any breach of or default by any of the Obligors of or under its obligations under the Financing Documents;

(ii) be bound to account to any Bank for any sum or the profit element of any sum received by it for the Agent's own account;

(iii) be bound to disclose to any person other than a Bank any information relating to any member of the Group if such disclosure would or might in its opinion constitute a breach of any law or regulation or duty of confidentiality;

(iv) be under any obligations other than those for which express provision is made herein;

(v) be bound to examine or enquire into or be responsible for the legality, validity, effectiveness, adequacy or enforceability of any of the Financing Documents or any agreement, assignment or other document relating thereto or its ability to exercise the rights, trusts, powers, authorities and discretions thereby conferred and so that neither the Agent or the Arranger shall be responsible for its inability to exercise any of the same or for any loss or damage thereby arising; or

(vi) be bound to take any steps or perform any obligation or exercise any right or fulfil any request if to do so might in its sole opinion breach of conflict with or contradict or be contrary to any rule, regulation, law, regulatory requirement, court order or judgment in any jurisdiction or expose either of the Agent or the Arranger to any liabilities in any jurisdiction.

29.08 Each Bank shall, from time to time on demand by the Agent, indemnify the Agent against its Pro Rata Percentage of any and all costs, claims, expenses (including legal fees) and liabilities which the Agent may incur in acting in its capacity as agent hereunder save to the extent arising as a result of the gross negligence or wilful default of the Agent.

29.09 Neither the Agent nor the Arranger accepts any responsibility for the accuracy and/or completeness of the Accountants Report, the Due Diligence Reports or of any information supplied by any member of the Group in connection herewith or for the legality, validity, effectiveness, adequacy or enforceability of the Financing Documents or any of them and neither the Agent nor the Arranger shall not be under any liability as a result of taking or omitting to take any action in relation to the Financing Documents or any of them.

29.10 Each of the Banks agrees that it will not assert or seek to assert against any director, officer or employee of the Agent or the Arranger any claim it might have against any of them in respect of the matters referred to in Clause 29.08.

29.11 The Agent may accept deposits from, lend money to and generally engage in any kind of banking or other business on its own account with each member of the Group.

29.12 The Agent may following prior consultation with the Borrower and in accordance with the terms of Clause 32.04 resign its appointment hereunder at any time without assigning any reason therefor by giving not less than thirty days' prior written notice to that effect to each of the other parties hereto provided that no such resignation shall be effective until a successor for the Agent is appointed in accordance with the succeeding provisions of this Clause 29.

29.13 If the Agent gives notice of its resignation pursuant to Clause 29.12, then any reputable and experienced bank or other financial institution may following consultation with the Borrower be appointed as a successor to the Agent by an Instructing Group during the period of such notice but, if no such successor is so appointed, the Agent within sixty days of the giving of such notice may following consultation with the Borrower itself appoint such a successor.

29.14 If a successor to the Agent is appointed under the provisions of Clause 29.13, then (i) the retiring Agent shall be discharged from any further obligation hereunder but shall remain entitled to the benefit of the provisions of this Clause 29 and (ii) its successor and each of the other parties hereto shall have the same rights and obligations amongst themselves as they would have had if such successor had been a party hereto.

29.15 It is understood and agreed by each Bank that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, credit-worthiness, condition, affairs, status and nature of the Group and each member thereof and, accordingly, each Bank warrants to the Agent and the Arranger that it has not relied and will not hereafter rely on the Agent or the Arranger:

(i) to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by or on behalf of the Group and each member thereof in connection with the Financing Documents or the transactions herein contemplated (whether or not such information has been or is hereafter circulated to such Bank by the Agent or the Arranger); or

(ii) to assess or keep under review on its behalf the financial condition, credit-worthiness, condition, affairs, status or nature of the Group and each member thereof.

29.16 Without prejudice to the rights of the Agent pursuant to the Financing Documents an Instructing Group may resolve to remove the Agent from its appointment hereunder and on receipt by the Agent of notice of such resolution the provisions of Clauses 29.12, 29.13 and 29.14 shall apply *mutatis mutandis* as if the Agent had given the requisite notice under Clause 29.12 and the period of such notice had expired.

PART 11

ASSIGNMENTS AND TRANSFERS

30. Benefit of Agreement

This Agreement shall be binding upon and enure to the benefit of each party hereto and its successors and assigns.

31. Assignments and Transfers by the Borrower

The Borrower shall not be entitled to assign or transfer all or any of its rights, benefits and obligations under any of the Financing Documents.

32. Assignments and Transfers by Banks

32.01 Any Bank may at any time after consultation with the Borrower and in accordance with the terms of Clause 32.04 assign or novate or otherwise transfer its rights and obligations under the Financing Documents in part (in a minimum amount of £30,000,000 (or its equivalent) or such lesser amount as the Agent may agree) or in whole to a Qualifying Bank provided that:

(i) the Borrower and the Agent may continue to treat such Bank as a Bank named herein for all purposes hereof with respect to such assigned, novated or transferred rights and obligations until the Agent shall have received (a) an agreement in form and substance satisfactory to it providing that the assignee or transferee is bound by the Financing Documents with respect to such rights and obligations as fully and to the same extent as if it were the Bank originally obligated under such obligations or owned such rights and (b) its representation and warranty to the same effect as set forth in Clause 29.15 as of the effective date of the assignment, novation or transfer to such assignee or transferee;

(ii) if any Bank wishes to transfer all or any of its rights and obligations under the Financing Documents pursuant to this Clause 32 such transfer may be effected by way of a Transfer Certificate and such Transfer Certificate shall for the purposes of this Clause 32 be deemed to be in a form and substance satisfactory to the Agent and shall be effective from and including the Transfer Date (as defined therein);

(iii) the Borrower and each Bank other than the Existing Bank (as defined in any Transfer Certificate) hereby irrevocably authorise the Agent to execute that Transfer Certificate on its behalf as its agent and to deliver that executed Transfer Certificate to the New Bank (as therein defined) on its behalf;

(iv) upon compliance with sub-Clause (i) above, all payments in respect of the rights assigned, novated or transferred with respect to such Available Commitment or proportion of Advances or portion thereof shall be made to the assignee or transferee, the assignee or transferee shall become a “Bank” for all purposes of the Financing Documents with respect to the rights and obligations assigned, novated or transferred to it, and the rights and obligations of the assigning or transferring Bank shall terminate; and

(v) the assigning or transferring Bank shall pay the reasonable expenses of the Agent to administer and record any assignment, novation or transfer pursuant to this Clause 32 unless the assignee or transferee shall otherwise agree to pay such expenses, and the Agent shall have no obligation under sub-Clause (i) above to record or act on any such assignment, novation or transfer unless it receives payment or confirmation satisfactory to the Agent from the assigning or transferring Bank or the assignee or transferee that such reasonable expenses shall be paid.

32.02 Nothing in this Clause 32 shall prevent any Bank from granting participations in its rights with respect to any Advance if the existence of such participations does not affect the rights or obligations of any of the other parties to this Agreement.

32.03 The New Bank (as defined in the Transfer Certificate) shall, on the date on which an assignment or transfer takes effect, pay to the Agent for its own account a fee of £500.

32.04 If Bank of Scotland proposes at any time to cease to hold Commitrnents representing not less than 67% of the Total Commitments or proposes at any time to resign as the Agent it will give eight weeks notice of its intention to do so to the Borrower and the Borrower may (prior to the date of such cessation or resignation) prepay the Advances made to it by Bank of Scotland under this Agreement in accordance with the terms of this Agreement but without payment of any prepayment fee as is referred to in Clause 11.07 hereof.

33. Disclosure of Information

Subject to obtaining a confidentiality undertaking in favour of the Borrower, any Bank may disclose to any actual or potential assignee or to any person who may otherwise enter into contractual relations with such Bank in relation to this Agreement such information about the Obligors and the Group as such Bank shall consider appropriate and may otherwise disclose any information about the Obligors and the Group which such Bank is required by law to disclose to any person.

34. Syndication

The Borrower covenants to the Agent and Banks that it will without financial obligation on the part of the Borrower co-operate with the Agent and Banks in relation to the syndication of the Facility and assist such syndication by participating in site visits, management presentations, the preparation of an information memorandum and any associated reports and performing all other acts or preparing all other documents as are required by the Agent (acting reasonably) from time to time.

PART 12

MISCELLANEOUS

35. Calculation and Evidence of Debt

35.01 Deleted.

35.02 If on any occasion a Reference Bank fails to supply the Agent with a quotation required of it under the foregoing provisions of this Agreement, the rate for which such quotation was required shall be determined from those quotations which are supplied to the Agent.

35.03 Each Bank shall maintain in accordance with its usual practice accounts evidencing the amount from time to time lent by and owing to it hereunder.

35.04 The Agent shall maintain on its books a control account or accounts in which shall be recorded (i) the amount of any Advance made or arising hereunder and each Bank's share therein, (ii) the amount of all principal, interest and other sums due or to become due from any of the Obligors to any of the Banks hereunder and each Bank's share therein and (iii) the amount of any sum received or recovered by the Agent hereunder and each Bank's share therein.

35.05 In any legal action or proceeding arising out of or in connection with this Agreement, the entries made in the accounts maintained pursuant to Clauses 35.03 and 35.04 shall in the absence of manifest error be *prima facie* evidence of the existence and amounts of the obligations of the Obligors therein recorded.

35.06 A certificate of a Bank as to (a) the amount by which a sum payable to it hereunder is to be increased under Clause 12.01 or (b) the amount for the time being required to indemnify it against any such cost or liability as is mentioned in Clause 12.02 or 14.01 or 22.05 shall, in the absence of manifest error, be *prima facie* evidence for the purposes of the Financing Documents and in any legal action or proceedings arising out of or in connection with this Agreement.

35.07 A certificate of the Agent as to the amount at any time due from any Obligor hereunder or the amount which, but for any of the obligations of any Obligor hereunder being or becoming void, voidable, unenforceable or ineffective, at any time would have been due from any Obligor hereunder shall, in the absence of manifest error be *prima facie* evidence in any legal action or proceeding arising out of or in connection with this Agreement.

36. Remedies and Waivers

No failure to exercise, nor any delay in exercising, on the part of the Agent and the Banks or any of them, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

37. Partial Invalidity

If at any time any provision hereof is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions hereof nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired thereby.

38. Amendments

The parties to this Agreement may from time to time agree to make amendments to the terms of this Agreement and may enter into such supplemental agreements as are required from time to time in order to give effect to such amendments. Such amendments may include, *inter alia*, the increase or reduction of the facilities made available under this Agreement.

39. Further Assurance

The obligations of the Obligors and each other member of the Group under the Financing Documents shall be secured by the rights and interests conferred upon the Agent and the Banks under the Security Documents. The Borrower shall (and shall procure that the other Obligors shall) from time to time execute and deliver to the Agent and procure the execution and delivery by any member of the Group all such deeds and documents and do all such things as the Agent may require to perfect any security over the assets or any of them and undertaking of any such member of the Group.

40. Notices

40.01 Each communication to be made hereunder shall be made in writing but, unless otherwise stated, may be made by fax or letter.

40.02 Any communication or document to be made or delivered by one person to another pursuant to this Agreement shall (unless that other person has by fifteen days' written notice to the Agent specified another address) be made or delivered to that other person at the address or fax number identified with its signature below and shall be deemed to have been made or delivered (in the case of any communication made by fax) when received legibly and in full by the recipient or (in the case of any communication made by letter) when left at that address or (as the case may be) two days after being deposited in the post postage prepaid in an envelope addressed to it at that address provided that any communication or document to be made or delivered by the Borrower to the Agent shall be effective only when received by the Agent marked for the attention of the department or officer identified with the Agent's signature below (or such other department or officer as the Agent shall form time to time specify for this purpose).

41. Interpretation

Schedule 11 shall apply in interpreting this Agreement.

42. Counterparts

This Agreement may be signed in any number of counterparts and by different parties to this Agreement on separate counterparts. Each of such counterparts shall, when executed and delivered to the Agent constitute one and the same agreement.

43. Announcements

The Arranger shall be entitled (at its own expense) to make any press release, tombstone, advertisement or other similar public announcement or otherwise publish any information relating to or concerning the Acquisition or the Facility as it may wish (acting reasonably) provided that the Arranger shall obtain the consent of the Borrower prior to making any such announcement.

PART 13

LAW AND JURISDICTION

44. Law and Jurisdiction

44.01 This Agreement shall be governed by and construed in accordance with the laws of England.

44.02 The Borrower hereby irrevocably agrees for the benefit of the Agent and the Banks that the courts of England shall have non-exclusive jurisdiction to hear and determine any action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement and for such purposes irrevocably submits to the jurisdiction of such courts.

44.03 Each of the parties to this Agreement irrevocably waives any objection which it might now or hereafter have to the courts referred to in Clause 44.02 being nominated as the forum to hear and determine any action or proceeding and to settle any disputes which may arise out of or in connection with this Agreement and agrees not to claim that any such court is not a convenient or appropriate forum.

44.04 The Borrower undertakes to procure that each of the Obligors irrevocably appoints Littlewoods Lotteries Limited to be its agent to accept service on its behalf from time to time provided that if it shall cease to exist or shall resign such appointment each Obligor shall forthwith appoint a replacement agent to the satisfaction of the Agent for this purpose and, if they shall fail to do so within five business days of a request to do so by the Agent to the Borrower, the Agent shall be entitled to appoint a replacement on behalf of the Obligors and the Borrower undertakes to procure that each of the Obligors agrees to indemnify the Agent for any costs arising therefrom and hereby irrevocably appoints the Agent as its attorney by way of security for the purpose of making such appointment.

44.05 The submission to the jurisdiction of the courts referred to in Clause 44.02 shall not (and shall not be construed so as to) limit the right of the Agent or any Bank to take proceedings against any party hereto in any other court of competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

44.06 To the extent that any of the Obligors in any jurisdiction claims for itself or its assets immunity from suit, execution, attachment (whether in aid of execution, before judgement or otherwise) or other legal process and to the extent that in any such jurisdiction there may be attributed to itself or its assets such immunity (whether or not claimed), it hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity to the full extent permitted by the laws of such jurisdiction.

IN WITNESS WHEREOF this Agreement has been signed by a duly authorised representative of each of the parties hereto on the date first written above.

SCHEDULE 1

THE BANKS

Bank	Commitment (£)
The Governor and Company of the Bank of Scotland The Mound Edinburgh	104,000,000
EH1 lYZ	104,000,000

SCHEDULE 2

CONDITION PRECEDENT DOCUMENTS

[Initial Conditions superseded]

SCHEDULE 3

FORM OF DRAWDOWN NOTICE

From:

To:

[Date]

Dear Sirs,

1. We refer to the agreement (the “Facility Agreement”) dated ● 2000 and made between Rodime PLC and Others, The Governor and Company of the Bank of Scotland as Agent and Arranger and the banks named therein as Banks. Terms defined in the Facility Agreement shall have the same meanings in this notice.

2. We hereby give you notice that, pursuant to the Facility Agreement and on [date of proposed Advance], the Borrower wishes to borrow an Advance of £● upon the terms and subject to the conditions contained in the Facility Agreement.

3. We would like this Advance to have a first Interest Period of ● months’ duration.

Yours faithfully,

....

for and on behalf of
the Borrower

SCHEDULE 4

REPAYMENTS

(1)	(2)
30 September 2002	£5,000,000
31 December 2002	£5,000,000
31 March 2003	£5,000,000
30 June 2003	£5,000,000
30 September 2003	£7,800,000
31 December 2003	£7,800,000
31 March 2004	£7,800,000
30 June 2004	£7,800,000
30 September 2004	£7,800,000
31 December2004	£7,800,000
31 March 2005	£9,300,000
30 June 2005	£9,300,000
30 September 2005	£9,300,000
31 December 2005	£9,300,000
	£104,000,000

SCHEDULE 5

MANDATORY COSTS FORMULA

1. Mandatory Costs are an addition to the interest rate to compensate any Bank for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

2. On the first day of each Interest Period (or as soon as possible thereafter) the Agent shall calculate, as a percentage rate, a rate (the “Additional Cost Rate”) for each Bank in accordance with the paragraphs set out below. The Mandatory Costs will be calculated by the Agent as a weighted average of the Banks' Additional Cost Rates (weighted in proportion to the percentage participation of each Bank in the relevant Advance) and will be expressed as a percentage rate per annum.

3. The Additional Cost Rate for any Bank lending from a Facility Office in a Participating Member State will be the percentage notified by that Bank to the Agent. This percentage will be certified by that Bank in its notice to the Agent to be its reasonable determination of the cost (expressed as a percentage of that Bank's participation in all Advances made from that Facility Office) of complying with the minimum reserve requirements of the European Central Bank in respect of loans made from that Facility Office.

4. The Additional Cost Rate for any Bank lending from a Facility Office in the United Kingdom will be calculated by the Agent as follows:

   (a) in relation to a Sterling Advance:

   $$\frac{AB + C(B - D) + E \times 0.01}{100 - (A+C)} \text{ per cent. per annum}$$

   (b): in relation to an Advance in any currency other than Sterling:

   $$\frac{E \times 0.01}{300} \text{ per cent. per annum.}$$

   Where:

   A is the percentage of Eligible Liabilities (assuming these to be in excess of any stated minimum) which that Bank is from time to time required to maintain as an interest free cash ratio deposit with the Bank of England to comply with cash ratio requirements.

   B is the percentage rate of interest (excluding the Applicable Margin and the Mandatory Costs and, if the Advance is an unpaid sum, the additional rate of interest specified in Clause 37.02) payable for the relevant Interest Period on the Advance.

C is the percentage (if any) of Eligible Liabilities which that Bank is required from time to time to maintain as interest bearing Special Deposits with the Bank of England.

D is the percentage rate per annum payable by the Bank of England to the Agent on interest bearing Special Deposits.

E is designed to compensate Banks for amounts payable under the Fees Rules and is calculated by the Agent as being the average of the most recent rates of charge supplied by the Reference Banks to the Agent pursuant to paragraph 7 below and expressed in pounds per £1,000,000.

5. For the purposes of this Schedule:

(a) "Eligible Liabilities" and "Special Deposits" have the meanings given to them from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

(b) "Fees Rules" means the rules on periodic fees contained in the FSA Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

(c) "Fee Tariffs" means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate); and

(d) "Tariff Base" has the meaning given to it in, and will be calculated in accordance with, the Fees Rules.

6. In application of the above formulae, A, B, C and D will be included in the formulae as percentages (i.e. 5 per cent. will be included in the formula as 5 and not as 0.05). A negative result obtained by subtracting D from B shall be taken as zero. The resulting figures shall be rounded to four decimal places.

7. If requested by the Agent, each Reference Bank shall, as soon as practicable after publication by the Financial Services Authority, supply to the Agent, the rate of charge payable by that Reference Bank to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by that Reference Bank as being the average of the Fee Tariffs applicable to that Reference Bank for that financial year) and expressed in pounds per £1,000,000 of the Tariff Base of that Reference Bank.

8. Each Bank shall supply any information required by the Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Bank shall supply the following information on or prior to the date on which it becomes a Bank:

(a) the jurisdiction of its Facility Office; and

(b) any other information that the Agent may reasonably require for such purpose.

Each Bank shall promptly notify the Agent of any change to the information provided by it pursuant to this paragraph.

9. The percentages of each Bank for the purpose of A and C above and the rates of charge of each Reference Bank for the purpose of E above shall be determined by the Agent based upon the information supplied to it pursuant to paragraphs 7 and 8 above and on the assumption that, unless a Bank notifies the Agent to the contrary, each Bank's obligations in relation to cash ratio deposits and Special Deposits are the same as those of a typical bank from its jurisdiction of incorporation with a Facility Office in the same jurisdiction as its Facility Office.

10. The Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Bank and shall be entitled to assume that the information provided by any Bank or Reference Bank pursuant to paragraphs 3, 7 and 8 above is true and correct in all respects.

11. The Agent shall distribute the additional amounts received as a result of the Mandatory Costs to the Banks on the basis of the Additional Cost Rate for each Bank based on the information provided by each Bank and each Reference Bank pursuant to paragraphs 3, 7 and 8 above.

12. Any determination by the Agent pursuant to this Schedule in relation to a formula, the Mandatory Costs, an Additional Cost Rate or any amount payable to a Bank shall, in the absence of manifest error, be conclusive and binding on all parties.

13. The Agent may from time to time, after consultation with the Parent and the Banks determine and notify to the Banks and the Borrowers any amendments which are required to be made to this Schedule 5 in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on the Banks and the Borrowers.

SCHEDULE 6

PERMITTED ENCUMBRANCES

1. Encumbrances by way of title retention in the case of agreements required by the relevant supplier and entered into in the normal course of trade.

2. Liens arising by operation of law and in the ordinary course of trade of the relevant member of the Group.

3. Encumbrances constituted by the Security Documents.

4. Encumbrances constituted with the prior written consent of an Instructing Group.

5. Rights of set off arising in the ordinary course of trade between any member of the Group and its suppliers or customers.

6. Encumbrances constituted in relation to any Finance Leases, hire purchase agreements, conditional sale agreements or other agreements for the acquisition or use of assets on deferred payment terms if and to the extent that the relevant member of the Group is permitted to enter into any such arrangements pursuant to the terms of this Agreement.

7. Encumbrances constituted in relation to any bond or amount of up to £2,000,000 lodged by Littlewoods Isle of Man Limited with the relevant Isle of Man gaming authority.



SCHEDULE 8

INITIAL SECURITIES

[Initial Securities granted]

SCHEDULE 9

PERMITTED INDEBTEDNESS

1. Indebtedness constituted by the Financing Documents.

2. Indebtedness constituted by the Permitted Hedging Transactions.

3. Loans to employees in accordance with the Group's normal policy provided that not more than £100,000 (or its equivalent) in aggregate may be outstanding at any time.

4. Indebtedness due by one Obligor to another Obligor provided that no loans or capital contributions may be made available by any member of the Group to Rodime Technologies Limited without the prior written consent of the Banks.

5 Indebtedness under any Finance Lease provided that the aggregate capital value of any assets which are the subject of such Finance Leases to members of the Group do not exceed £1,000,000 (or its equivalent) from time to time.

6. Indebtedness under the counter indemnity dated on or around 1st February 2002 and granted by Littlewoods Promotions Limited in favour of The Governor and Company of the Bank of Scotland.

SCHEDULE 10

NB: The execution and delivery to the Agent of this Transfer Certificate may not of itself transfer the appropriate proportion of the transferring Bank's right to the benefit of security in each relevant jurisdiction. It is the responsibility of the transferee to investigate and where necessary seek its own advice of the efficacy of the Transfer Certificate in this connection.

FORM OF TRANSFER CERTIFICATE

To: Sportech PLC (formerly known as Rodime plc) and the other parties to the Facility Agreement (as defined below)

TRANSFER CERTIFICATE

relating to a facility agreement (as amended, varied, novated, supplemented or restated the "Facility Agreement") originally dated 10th August 2000 between Sportech PLC and others, The Governor and Company of the Bank of Scotland as Arranger, Agent, and the banks named therein as Banks in terms of which the Banks have made certain term loan facilities available to the Borrower.

1. Terms defined in the Facility Agreement shall have the same meanings where used in this Transfer Certificate. The terms Existing Bank, Transferee Bank, Transfer Date, Bank's Commitment and Amount Transferred are defined in the Schedule hereto.

2. The Existing Bank (i) confirms that the Bank's Commitment is an accurate summary of its participation in the Facility and (ii) requests the Transferee Bank to accept and procure the transfer by novation to the Transferee Bank of the amount transferred of its Commitment by counter-signing and delivering this Transfer Certificate to the Agent at its address for the service of notices specified in the Facility Agreement.

3. The Transferee Bank hereby requests each of the parties to the Facility Agreement to accept this Transfer Certificate as being delivered to the Agent pursuant to and for the purposes of Clause 33 of the Facility Agreement and to transfer its obligations thereunder to the extent set out in the Schedule hereto so as to take effect in accordance with the terms of the Facility Agreement thereof on the Transfer Date.

4. The Transferee Bank confirms that it has received a copy of the Financing Documents together with such other information as it has required in connection with this transaction and that it has not relied and will not hereafter rely on the Existing Bank or any other Bank to check or enquire on its behalf into the legality, validity, effectiveness, adequacy, accuracy or completeness of any such information and further agrees that it has not relied and will not rely on the Existing Bank or any other Bank to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of any of the Obligors.

5. The Transferee Bank hereby undertakes with the Existing Bank and each of the other parties to the Facility Agreement that it will perform in accordance with their terms all those obligations which by the terms of the Facility Agreement will be assumed by it after delivery of this Transfer Certificate to the Agent and satisfaction of the conditions (if any) subject to which this Transfer Certificate is expressed to take effect.

6. On the execution of this Transfer Certificate by the Agent on their behalf, the other parties to the Facility Agreement accept the Transferee Bank as a party to the Facility Agreement in substitution for the Existing Bank with respect to all of those rights and/or obligations which, in accordance with the terms of the Facility Agreement, will be assumed by the Transferee Bank upon delivery of the executed copy of this Transfer Certificate to the Agent.

7. None of the Existing Bank, the other Banks or the Agent makes any representation or warranty or assumes no responsibility with respect to the legality, validity, effectiveness, adequacy or enforceability of the Financing Documents or any document relating thereto and assumes no responsibility for the financial condition of any of the Obligors or for the performance and observance by any of the Obligors of any of their obligations under the Financing Documents or any document relating thereto and any and all such conditions and warranties, whether express or implied by law or otherwise, are hereby excluded.

8. The Existing Bank hereby gives notice that nothing herein or in the Financing Documents (or any document relating thereto) shall oblige the Existing Bank to (i) re-purchase from the Transferee Bank the whole or any part of the Amount Transferred at any time after the Transfer Date or (ii) support any losses directly or indirectly sustained or incurred by the Transferee Bank for any reason whatsoever including, without limitation, the non-performance by any of the Obligors or any other party to the Financing Documents (or any document relating thereto) of its obligations under any such document. The Transferee Bank hereby acknowledges the absence of any such obligation as is referred to in (i) or (ii) above.

9. The Transferee Bank confirms that as at the date of this Transfer Certificate it is a Qualifying Bank and that its Facility Office is in the United Kingdom.

10. This Transfer Certificate and the rights and obligations of the parties hereunder shall be governed by and construed in accordance with English law.

The Schedule

1. Existing Bank:
2. Transferee Bank:
3. Transfer Date:
4. Bank's Commitment:
5. Amount Transferred:

Administrative Details of Transferee Bank

Address:
Contact Name:
Account for Payments:
Facility Office:
Telex:
Facsimile:
Telephone:

SIGNATORIES

[Existing Bank

By:

[Transferee Bank]

By:

THE AGENT on behalf of itself
and each of the other parties to
the Facility Agreement

By:

Dated:

SCHEDULE 11

INTERPRETATION

l. In this Agreement:

"**Accounts**" means the audited consolidated accounts of the Borrower for its financial year ended 30 September 1999 and of each Target and its subsidiaries for its financial year ended 30 April 2000;

"**Accountants' Report**" means (a) the report by KPMG dated 26 June 2000, and addressed to the Agent and the Banks (b) the long form report by KPMG dated on or around 10th August 2000 and (c) the working capital report by KPMG dated on or around 10th August 2000 and includes (in each case) the engagement letter in each case in relation thereto;

"**Acquisition**" means the acquisition by the Borrower of the entire issued share capital of each Target in accordance with the terms of the Share Purchase Agreement;

"**Acquisition Documents**" means:

(i) the Share Purchase Agreement;

(ii) the Tax Deed as defined in the Share Purchase Agreement; and

(iii) the other documents referred to in the Share Purchase Agreement;

"**Advance**" means, save as otherwise provided herein, an advance made or to be made by the Banks hereunder;

"**Affiliate**" means in relation to any company, the ultimate holding company of that company or an entity of which that company or its ultimate holding company (a) has direct or indirect control or (b) owns directly or indirectly more than 50% (fifty per cent) of the equity share capital or similar rights of ownership and "control" for this purpose means the power to direct the management and policies of the entity whether through the ownership of voting capital, by contract or otherwise;

"**Agreed Financial Model**" means any Agreed Model (as defined in the ITV Heads of Terms) prepared in accordance with the provisions of the ITV Heads of Term;

"**Agreed Issues**" means:-

(i) the Rights Issue;

(ii) the allotment of up to 168,282,663 ordinary shares in the capital of the Borrower to Newby Manor Limited pursuant to the Subscription Agreement;

"**Applicable Margin**" means:

(i) one point two five per cent (1.25%) per annum;

(ii) if at any time a breach of the terms of Clause 20 (Financial Covenants) is continuing unwaived the rate referred to in (i) above will be increased by two per cent. (2%) per annum for so long as such breach continues unwaived;

“**Associated Company**” means any company (other than a member of the Group) of which any member of the Group owns more than twenty per cent (20%) of the equity share capital whether directly or indirectly;

“**Available Commitment**” in relation to a Bank at any time means, save as otherwise provided herein, its Commitment less the aggregate amount of Advances which it has advanced at that time;

“**Bank**” means each of the following:

(i) each person whose name is set out in Schedule 1;

(ii) each person to which rights and/or obligations under the Financing Documents are assigned or transferred by a Bank pursuant to Clause 32; and

(iii) any successor or successors in title to any of the persons mentioned in (i) or (ii) above;

(together the “**Banks**”);

“**Bank Borrowings**” means at any particular time the aggregate consolidated indebtedness of the Group under this Agreement, the Mezzanine Facility Agreement and the Overdraft Facility Letter;

“**Capital Expenditure**” means, in relation to any Test Period or other period, the amount of expenditure by members of the Group in such period which should be treated as capital expenditure in accordance with UK GAAP;

“**Cash**” means credit balances on any bank or other deposit, savings or current account and cash in hand;

“**Change of Control**” means any single person, or group of persons acting in concert (as defined in the City Code on Take-overs and Mergers as in force on the date of this Agreement) acquires control (as defined in Section 416 of the Income and Corporation Taxes Act 1988) of the Borrower (other than all of those persons having control of the Borrower on the date of this Agreement);

“**Circular**” means the circular from the Borrower to its shareholders in relation to, *inter alia*, the Acquisition and the Rights Issue incorporating a prospectus in relation to the Borrower and a notice convening an extraordinary general meeting;

“**Commitment**” means (a) in relation to a Bank which is an original party to this Agreement, the aggregate amount of the Facility set opposite its name in

Schedule 1 (taking into account transfers by and to such Bank and cancellations of the Facility) and (b) in relation to a Bank to which rights and obligations under this Agreement are transferred, the aggregate amount of the Facility transferred to it (taking account of any subsequent transfers by and to such Bank and cancellations of the Facility);

"**Completion**" has the meaning ascribed thereto in the Share Purchase Agreement;

"**Completion Date**" means each of the date on which the LPL Completion takes place and the date on which the Option Completion takes place;

"**Completion Waiver Letter**" means each letter or other document setting out the terms (if any) upon which compliance with any provision of any of the Financing Documents is waived by the Agent in connection with Completion;

"**Current Assets**" means at any particular time the aggregate of the value of Stock and the value of Debtors;

"**Current Liabilities**" means at any particular time the aggregate of all current liabilities of the Group;

"**Debtors**" means at any particular time any debts due and payable to the Group or any member thereof by trade debtors after making proper provision for bad and doubtful debts or monies due and payable which provision in the case of debts outstanding for more than 90 days shall be 100% of the amount due;

"**Due Diligence Reports**" means the Accountants Report, the Insurance Letter, the Legal Due Diligence Report, the Pensions Report and the Tax Report;

"**Drawdown Notice**" means a notice substantially in the form set out in Schedule 3;

"**EBITDA**" means, in relation to any Test Period, profit on ordinary activities of the Group on a consolidated basis for such period before taking into account earnings attributable to Associated Companies, Interest and Taxation payable by the Group, depreciation and amortisation of goodwill, in each case for such period;

"**Environment**" means the environment as defined in Section 1(2) of the Environmental Protection Act 1990;

"**Environmental Law**" means any common, civil or criminal law, statute, regulation, rule, order, consent, decree, or governmental requirement of any country or directives or regulations of any body having the force of law in the United Kingdom or elsewhere, which relates to or otherwise imposes liability or standards of conduct concerning discharges or releases of any Hazardous Substance into ambient air, water or land, or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, disposal, clean-up, transport or handling of Hazardous Substances;

“**Environmental Permit**” means any permits or authorisations required by or pursuant to Environmental Law;

“**euro**” means the single currency of the participating member states in the European Union;

“**Event of Default**” means any of those events specified in Clause 21.01;

“**Facility**” means the term loan facility granted to the Borrower in Clause 1;

“**Facility Office**” in relation to any Bank means the office identified with its signature below or such other branch office of such Bank (designated from time to time by such Bank to the Agent on not less than five business days' notice) which shall make or maintain the Advances of such Bank hereunder;

“**Final Repayment Date**” means 31 December 2005;

“**the Financing Documents**” means this Agreement, the Security Documents, the Intercreditor Agreement, the Hedging Documents, any Waiver Letter, any Transfer Certificate and any other document which the Agent and the Borrower agree shall be designated as a Financing Document;

“**Finance Lease**” means a contract or arrangement entered into between a lessor and a lessee and which is treated as a finance or capital lease in accordance with UK GAAP;

“**Gaming Legislation**” means all statutes, statutory instruments, laws, regulations and guidelines or rules (whether or not having the force of law but, if not, being of a type with which participants operating in the same business or businesses as the Group is accustomed, expected or required to comply) in relation to gaming, betting, pool betting, bingo, lotteries and other competitions or games of a similar type (or development thereof) or the regulation of any of the foregoing and includes, without limitation, the Lotteries and Amusements Act 1976, the Gaming Act 1968, the Betting, Gaming and Lotteries Act 1963, The Gaming (Amendment) Act 1986 and the Betting and Gaming Duties Act 1981, as amended, re-enacted or replaced from time to time;

“**Group**” means the Borrower and its subsidiaries from time to time;

“**Hazardous Substance**” means any noise, odour, pollutant, or any flammable, combustible, explosive, infectious, corrosive, caustic, irritant, sensitizing, carcinogenic or radio-active material or hazardous or toxic waste, substance or material which a reasonably prudent person would regard as being or being likely to be dangerous or hazardous or likely to cause harm to man or any other living organism or damaging the Environment;

“**Hedging Banks**” means any banks or financial institutions which enter into any Hedging Documents with the Borrower from time to time;

"**Hedging Documents**" means any agreements entered into from time to time between any member of the Group and any person in relation to the Group's exposure to floating interest rates or foreign currency exchange rates (and any agreements, confirmations or other documents in any way related to such agreements);

"**Hedging Policy Letter**" means the letter dated on or around 10th August 2000 from the Borrower to the Agent in connection with the policy of the Group in relation to the hedging of its exposure to interest rates, currency exchange rates and other forward contracts;

"**Hedging Transaction**" means any currency or interest purchase, cap or collar agreement, forward rate agreements, interest rate or currency future or option contract, foreign exchange or currency sale or purchase agreement, interest rate swap, currency swap or similar arrangement or any combination thereof whether on-exchange or otherwise;

"**Instructing Group**" means a group of Banks the aggregate of whose Commitments amount to more than sixty-six and two thirds per cent ($66^{2}/_{3}$%) of the Total Commitments;

"**Insurance Letter**" means the letter from Marsh UK Limited to the Agent dated on or around 10th August 2000 confirming the adequacy of the insurance cover of the Group in terms acceptable to the Agent;

"**Intercreditor Agreement**" means the intercreditor agreement dated 10th August 2000 (as supplemented on or around the date of the Supplemental Facility Agreement and amended, varied, supplemented, novated or replaced from time to time) and entered into between the Borrower and The Governor and Company of the Bank of Scotland in the various capacities referred to therein in respect of the regulation of certain issues concerning certain creditors of the Borrower;

"**Interest**" means, in relation to any Test Period, the aggregate (calculated on a consolidated basis) of all interest, amounts in the nature of interest, guarantee fees, fees, discount, commitment commission, arrangement fees and the interest element of Finance Leases and hire purchase agreements incurred, paid or accrued in respect of the use or availability of indebtedness of the Group during that period and all payments in respect of interest rate hedging incurred, paid or accrued in or in respect of that period;

"**Interest Period**" means any of those periods mentioned in Clause 7.01;

"**ITV Contract**" means the agreement to be entered into between, *inter alia*, the parties to the ITV Heads of Terms in connection with the provision of certain gaming services and products;

"**ITV Heads of Terms**" means the Binding Heads of Agreement dated 4th March 2002 between the Borrower, ITV Network Limited, ITV2 Limited and ITV Sport Channel Limited in connection with the provision of certain gaming services and products;

"**Legal Due Diligence Report**" means the report by Nicholson Graham & Jones dated as of 27 June 2000 and addressed to the Agent and the Banks;

"**LIBOR**" means (a) the applicable Screen Rate or (b) if no Screen Rate is available for the relevant period, the arithmetic mean, rounded upwards if necessary to four decimal places, of the rates (as notified to the Agent) at which each of the Reference Banks was offering to prime banks in the London Interbank Market deposits in Sterling of an amount comparable to the amount for which the rate is to be determined for the period for which such rate is to be determined at or about 11.00am on the Quotation Date therefor;

"**Loan**" means the principal sum outstanding under the-Facility;

"**LPL Completion**" has the meaning ascribed thereto in the Share Purchase Agreement;

"**LPL Completion Date**" means the date on which LPL Completion takes place;

"**Mandatory Costs**" means (a) those costs calculated in accordance with the provisions of Schedule 5 and (b) the cost of any Bank complying with any reserve assets requirements of the European Central Bank;

"**Material Adverse Effect**" means any effect which is, or is reasonably likely:

(i) to be materially adverse to the ability of the Group to comply with or to perform in a timely manner all or any of its payment obligations under any of the Financing Documents and/or any of its obligations under Clause 20 of this Agreement; and/or

(ii) to be materially adverse to the business, financial condition or assets of the Group as a whole; and/ or

(iii) Documents not being legal, valid and binding on, and enforceable substantially in accordance with their terms against, any party to that financing document or (in the case of the Security Documents) not providing the Agent and the Banks with enforceable security over the assets to be covered by that Security Document;

"**Mezzanine Facility Agreement**" means the mezzanine facility agreement dated 10th August 2000 (as amended, varied, supplemented, novated or replaced from time to time) between the Borrower, The Governor and Company of the Bank of Scotland as arranger and agent and the mezzanine lenders referred to therein in respect of mezzanine loan facilities of up to £35,000,000;

"**Monthly Accounting Period**" means each of the twelve periods per annum for which the Borrower is required to prepare consolidated monthly management accounts for the purpose of this Agreement;

“**Monthly Management Accounts**” means the Borrower's consolidated financial statements for a Monthly Accounting Period in the form agreed between the Borrower and the Agent;

“**Net Proceeds**” means:

(i) the consideration received by any member of the Group in respect of the disposal to any person which is not a member of the Group of any asset or interest therein (other than a disposal referred to in paragraph (ii), (iv), (v) or (vi) of the definition of Permitted Disposals) after deducting (a) Taxation resulting from such disposal, and (b) costs properly and necessarily incurred by the member of the Group concerned in making the disposal; and

(ii) the proceeds of any claim by any member of the Group against any party under the Share Purchase Agreement except to the extent required to pay for any liability which gave rise to the claim;

“**Non-Trading Subsidiary**” means any subsidiary of the Borrower which was at 10th August 2000, or thereafter becomes, dormant within the meaning of Section 250(3) of the Companies Act 1985 or foreign equivalent, or non-trading and includes UKCL Limited, Littlewoods Leisure.com Limited and Sportech Trustees Limited;

“**Obligors**” means the Borrower and any other member of the Group which has any liability (actual or contingent) to the Agent or any Bank for the payment or repayment of any amount;

“**Option Completion**” has the meaning ascribed thereto in the Share Purchase Agreement;

“**Option Completion Date**” means the date on which Option Completion takes place;

“**Option Companies**” means each of Littlewoods Lotteries Limited, Littlewoods Leisure Marketing Services Limited and Littlewoods Competitions Company Limited and each of their subsidiaries;

“**Overdraft Facility Letter**” means the facility letter from The Governor and Company of the Bank of Scotland to the Borrower dated 10th August 2000 (as supplemented on or around the date of the Supplemental Facility Agreement and as amended, varied, supplemented, novated or replaced from time to time) in relation to working capital facilities of up to £6,000,000;

“**Participating Member State**” means any member state of the European Union that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union;

“**Pensions Report**” means the letter by New Bridge Consultants Limited dated 29 June 2000 and addressed to the Agent and the Banks;

"**Permitted Disposals**" means:

(i) disposals in any financial year of the Borrower of assets with a market value of up to £250,000 (or its equivalent) which when aggregated with all other disposals by members of the Group made in reliance on this provision, do not exceed £1,000,000 (or its equivalent) in any such financial year;

(ii) disposals of obsolete or redundant plant and equipment on arm's length terms at market value;

(iii) disposals by any member of the Group to any other member of the Group;

(iv) sales of Stock in the ordinary course of trade;

(v) disposals of cash as consideration for the acquisition of any asset of service in the ordinary course of trade or by way of temporary investment or surplus funds;

(vi) disposals of assets where such assets are replaced by similar assets of equivalent purpose, quality and value within three months of the disposal of the original asset, provided that pending such replacement, all cash proceeds are held in a Security Account;

(vii) disposals not falling within paragraphs (i) to (vi) above (inclusive) which are made with the prior written consent of an Instructing Group;

"**Permitted Encumbrances**" means the encumbrances specified in Schedule 6;

"**Permitted Hedging Transactions**" means:

(i) the Hedging Transactions entered into in accordance with the terms of Clause 19.01(v);

(ii) any other foreign exchange transactions for spot or forward delivery entered into in the ordinary course of business (and not for investment or speculative purposes) to hedge currency expenses incurred by the Group;

"**Permitted Indebtedness**" means the indebtedness specified in Schedule 9;

"**Potential Event of Default**" means an event or condition which is or would become (with the passage of time, the giving notice, the making of any determination or any combination thereof) an Event of Default;

"**Pro Rata Percentage**" means in relation to a Bank the figure expressed as a percentage calculated by dividing the amount of its Commitment (or where its Commitment has been reduced to zero the amount of its Commitment immediately before such reduction) by the amount of Total Commitments and multiplying the quotient by one hundred;

"**Qualifying Bank**" means:

(i) a "bank" within the meaning of Section 840A of the Income and Corporation Taxes Act 1988 and which is beneficially entitled to interest payable to it under this Agreement and is within the charge to United Kingdom corporation tax with respect to that interest; or

(ii) a bank or financial institution which is resident in a country with which the United Kingdom has an appropriate double tax treaty which (subject to the issue of the direction to the Borrower by the relevant taxation authority) provides for full relief from United Kingdom income tax on United Kingdom source interest for such a bank or financial institution when acting through the branch through which it is acting for the purpose of this Agreement;

"**Quotation Date**" in relation to any period for which an interest rate is to be determined hereunder means the day on which quotations would ordinarily be given by prime banks in the London Interbank Market for deposits in Sterling for delivery on the first day of that period provided that, if, for any such period, quotations would ordinarily be given on more than one date, the Quotation Date for that period shall be the last of those dates;

"**Reference Banks**" means the principal London offices of The Governor and Company of the Bank of Scotland, The Royal Bank of Scotland plc and Barclays Bank PLC or such other banks as may from time to time be agreed between the Borrower and an Instructing Group;

"**Reservations**" means the principle that equitable remedies are remedies which may be granted or refused at the discretion of the court, the limitation of enforcement by laws relating to bankruptcy, insolvency, liquidation, reorganisation, court schemes, moratoria, administration and laws generally affecting the rights of creditors, the time barring of claims under the Limitation Acts, defences or set-off or counter-claim and similar principles, rights and defences under the laws of any foreign jurisdictions in which relevant obligations may have to be performed;

"**Rights Issue**" means the proposed rights issue to be made by the Borrower on the terms set out in the Circular;

"**Screen Rate**" means the British Bankers Association Interest Settlement Rate for the relevant currency and period displayed on the appropriate page of the Reuters screen. If the agreed page is replaced or the service ceases to be available, the Agent may specify another page or service displaying the appropriate rate after consultation with the Borrower and the Banks;

"**Security Account**" means any account with the Agent in the name of the Borrower (or any Obligor) into which sums are to be paid in accordance with the terms of this Agreement and which is subject to such security or other payment or blocking or designation arrangements as the Agent may reasonably require;

"**Security Documents**" means all documents executed or to be executed to give the Banks (and for any other lenders or providers of banking facilities to the Group) security or any other form of support in connection with the Facility (or such other facilities);

"**the Share Purchase Agreement**" means the agreement dated 27th June 2000 between the Vendor (1) and the Borrower (2) for the sale and purchase of the whole issued share capital of each of the Targets as amended by a supplemental agreement dated 3rd August 2000;

"**Sterling**", "**Pounds**" and "**£**" means the lawful currency of the United Kingdom from time to time;

"**Stock**" means at any particular time any raw materials, finished stocks and goods, items of work in progress, items in the course of processing or manufacture and unfurnished goods and other inventory of the Group valued at the lower of cost and net realisable value all as determined in accordance with UK GAAP;

"**Subscription Agreement**" means the letter from Newby Manor Limited to the Borrower dated on or around 10th August 2000;

"**Supplemental Facility Agreement**" means the agreement dated on or around 24th September 2002 and expressed to be supplemental to this Agreement;

"**Target**" means each of Littlewoods Promotions Limited (Reg. No. 545018), Littlewoods Lotteries Limited (Reg. No. 2884057), Littlewoods Competitions Company Limited (Reg. No. 635749) and Littlewoods Leisure Marketing Services Limited (Reg. No. 3041010) and "**Targets**" means all of them;

"**Tax Report**" means the report by Ernst & Young dated on or around 10th August 2000 and addressed to the Agent and the Banks;

"**Taxation**" includes all present and future taxes, levies, imposts, deductions, charges, compulsory loans and withholdings whatsoever together with any interest thereon and penalties in respect thereof;

"**Termination Date**" means the earlier of the day which is the Final Repayment Date and the date on which the Available Commitment of each of the Banks is either cancelled or otherwise terminated hereunder;

"**Test Date**" means when used for the purpose of Clauses 20.01 (Interest Cover) and for the purpose of the associated definitions 30 June and 31 December in each year originally commencing 30 September 2000 and when used for the purposes of Clause 20.02 (Debt Cover) and the associated definitions 31 December in each year commencing 31 December 2001;

"**Test Period**" means (a) in respect of a Test Date in terms of Clause 20.01 (Interest Cover) the period from the commencement of the financial year in which the relevant Test Date occurs to the Test Date and (b) in respect of a

Test Date in terms of Clause 20.02 (Debt Cover) the period from the commencement of the financial year in which the relevant Test Date occurs to the Test Date, comprising in this case the entire financial year;

"**Total Commitments**" means the aggregate for the time being of the Commitments;

"**Total Interest**" means, in relation to any Test Period, the aggregate of all Interest incurred, paid or accrued in respect of the use or availability of indebtedness of the Group under this Agreement, the Mezzanine Facility Agreement and the Overdraft Facility Letter in respect of such period;

"**Transaction Documents**" means the Acquisition Documents, the Equity Documents and the Financing Documents;

"**Transfer Certificate**" means a certificate substantially in the form set out in Schedule 10;

"**UK GAAP**" means generally accepted accounting principles in the United Kingdom from time to time;

"**Updated Projections**" means any updated or supplemental ITV projections provided by the Borrower in relation to the venture contemplated by the ITV Heads of Terms at any time after the date of the Supplemental Facility Agreement;

"**Vendor**" means The Littlewoods Organisation PLC (Reg. No. 262152);

"**Waiver Letter**" means each Completion Waiver Letter and each other letter or document setting out the terms (if any) upon which compliance with any provision of any of the Financing Documents is waived by the Agent.

2. Any reference in this Agreement to:

the "**Agent**" or any "**Bank**" or any "**Hedging Bank**" shall be construed (a) so as to include their respective successors and permitted assigns and any transferee in accordance with their respective interests and (b) (in relation to Clause 14 (Increased Costs)) to include a reference to any holding company of such Bank;

a "**business day**" shall be construed as a reference to a day (other than a Saturday or a Sunday) on which banks are generally open for business in Edinburgh and London;

"**cash cover**" means in relation to any liability (actual or contingent) of an Obligor to any bank or agent an amount not less than that liability held in cash by that Obligor with the Agent or with that Bank, on terms which satisfy the Bank of England's requirements from time to time in relation to cash collateral for the purpose of nil weighting of exposures;

a “**Clause**”, “**sub-Clause**”, “**Part**” or “**paragraph**” shall, subject to any contrary indication, be construed as a reference to a clause, sub-clause, part or paragraph hereof;

an “**encumbrance**” shall be construed as a reference to a mortgage, pledge, charge, lien, hypothecation or other security interest securing any obligation of any person or any other type of preferential arrangement having a similar effect including, without limitation, title retention arrangements;

“**equity share capital**” shall be construed in relation to a company as a reference to that company's issued share capital excluding any part which neither as respects dividends nor as respects capital carries any right to participate beyond a fixed sum of money;

the “**equivalent**” on any given date in a currency (the “**first currency**”) of an amount denominated in a second currency (the “**second currency**”) is a reference to the amount of the first currency which could be purchased with the amount of the second currency at the Spot Rate at or about 11.00 a.m. or such date (or such other time as may be appropriate) for the purchase of the first currency with the second currency;

a “**holding company**” of a company or corporation shall be construed as a reference to any company or corporation of which the first-mentioned company or corporation is a subsidiary;

“**indebtedness**” means (a) monies borrowed or raised, and interest due and payable thereon; (b) any liability under any debenture, bond, note, loan or stock or other debt security, encumbrance or instrument or under acceptance credit, bill discounting or note purchase facilities; (c) any liability due under any Finance Leases; (d) any liability in respect of the acquisition cost of assets or services to the extent payable more than 90 days after the time of acquisition or possession thereof by the party liable; (e) any guarantee or other legally binding assurance against performance of contracts or against financial loss in respect of (a), (b) and (c) above, all of (a) to (e) above inclusive adjusted where necessary to exclude double counting and (f) the gross amount of any liability under interest rate and foreign currency swap, cap, collar or other hedging instruments;

a “**month**” is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month save that, where any such period would otherwise end on a day which is not a business day, it shall end on the next business day, unless that day falls in the calendar month succeeding that in which it would otherwise have ended, in which case it shall end on the preceding business day provided that, if a period starts on the last business day in a calendar month or if there is no numerically corresponding day in the calendar month in which that period ends, that period shall end on the last business day in that later month (and references to “months” shall be construed accordingly);

a “**person**” shall be construed as a reference to any person, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) or two or more of the foregoing;

any amount being “**repaid**” or “**prepaid**” shall include the provision of cash cover in relation to any Utilisation of the Facility other than by way of Advance;

a “**Schedule**” shall, subject to any contrary indication, be construed as a reference to a Schedule hereto which Schedules are deemed to form part of this Agreement;

a “**Subsidiary**” of the company or corporation shall be construed as a reference to any company or corporation:

(a) which is controlled, directly or indirectly, by the first-mentioned company or corporation; or

(b) more than half the issued share capital of which is beneficially owned, directly or indirectly, by the first-mentioned company or corporation; or

(c) which is a subsidiary of another subsidiary of the first-mentioned company or corporation;

and, for these purposes, a company or corporation shall be treated as being controlled by another if that other company or corporation is able to direct its affairs and/or to control the composition of its board of directors or equivalent body; and

the “**winding-up**” or “**dissolution**” of a company shall be construed so as to include any equivalent or analogous proceedings under the law of the jurisdiction in which such company is incorporated or any jurisdiction in which such company carries on business.

3. Save where the contrary is indicated, any reference in this Agreement to:

(a) this Agreement, any other Financing Document or any other agreement or document shall be construed as a reference to this Agreement or such other Financing Document or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, supplemented or novated;

(b) a provision of a law shall be construed as a reference to such provision as the same may have been, or may from time to time be, amended or re-enacted;

(c) words importing the singular shall include the plural and vice versa; and

(d) a time of day shall be construed as a reference to London time.

4. Clause, Part and Schedule headings are for ease of reference only.

SIGNATORIES

THE BORROWER

RODIME PLC

By: "*Colin McGill*"

Address for Notice: 4 Heriot Row
Edinburgh
EH3 6HU
Fax No: 0131 557 8177

THE AGENT

The Governor and Company of the Bank of Scotland

By: "*Jennifer Alexander*"

Address for Notice: The Mound
Edinburgh
EH1 lYZ
Fax No: 0131 243 7124

THE ARRANGER

The Governor and Company of the Bank of Scotland

By: "*Jennifer Alexander*"

Address for Notice: The Mound
Edinburgh
EH1 lYZ
Fax No: 0131 243 7124

THE BANKS

The Governor and Company of the Bank of Scotland

By: “*Jennifer Alexander*”

Lending Office and Address for Notice: The Mound
Edinburgh
EH1 1YZ
Fax No: 0131 243 7124

SIGNATORIES TO SUPPLEMENTAL FACILITY AGREEMENT

THE BORROWER

SPORTECH PLC

By:

Address for Notice: Sportech House
2 Enterprise Way
Wavertree Technology Park
Liverpool L13 1FB

Fax No: 0151 288 3048

THE AGENT

The Governor and Company of the Bank of Scotland

By:

Address for Notice: Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 7BN

Fax No: 0131 659 0865

THE ARRANGER

The Governor and Company of the Bank of Scotland

By:

Address for Notice: Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 7BN

Fax No: 0131 659 0865

THE BANKS

The Governor and Company of the Bank of Scotland

By:

Lending Office and Address for Notice: Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN

Fax No: 0131 659 0865

SUPPLEMENTAL INTERCREDITOR DEED

Dated 24th September 2002

between

SPORTECH plc and Others
as Companies

and

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

as Senior Bank, Senior Agent, Security Trustee, Mezzanine Lender, Mezzanine Agent and Overdraft Bank



DICKSON MINTO W.S.
EDINBURGH

THIS SUPPLEMENTAL INTERCREDITOR DEED is made the 24th day of September 2002 between:

(1) **SPORTECH PLC** (formerly known as Rodime plc) a company incorporated in Scotland with limited liability (registered number 69140) with its registered office situated at 249 West George Street, Glasgow G2 4RB as the Parent and one of the Companies;

(2) Each of the Companies referred to in Schedule 1 hereto (the "Charging Companies");

(3) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of The Mound, Edinburgh EH1 lYZ as Senior Bank;

(4) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of the address aforesaid as Senior Agent;

(5) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of the address aforesaid as Security Trustee;

(6) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of the address aforesaid as Mezzanine Lender;

(7) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of the address aforesaid as Mezzanine Agent; and

(8) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of the address aforesaid as Overdraft Bank.

WHEREAS:

(A) the Parent, the Senior Agent and the Senior Banks and others entered into an intercreditor deed dated 10th August 2000 (as supplemented, varied, novated, restated or amended from time to time the "Intercreditor Deed");

(B) the parties wish to make certain amendments to the Intercreditor Deed.

NOW IT IS AGREED AND DECLARED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 In this Supplemental Intercreditor Deed a term defined in the Intercreditor Deed has the same meaning when used in this Supplemental Intercreditor Deed unless otherwise defined herein and Schedule 2 of the Intercreditor Deed shall apply hereto.

1.2 This Supplemental Intercreditor Deed is a Financing Document in terms of the Senior Facility Agreement and the Mezzanine Facility Agreement.

2. CONDITIONS PRECEDENT

2.1. This Supplemental Intercreditor Deed and the amendments to the Intercreditor Deed referred to herein shall only come into effect if the Senior Agent confirms to the Parent that the conditions precedent set out in the Supplemental Facility Agreement dated of even date herewith between *inter alia* the Parent and the Senior Banks have been satisfied.

2.2. If the Senior Agent confirms that conditions referred to in Clause 2.1 have not been satisfied on or prior to the date falling one month after the date of the Supplemental Facility Agreement then this Supplemental Intercreditor Deed will lapse and the amendments to be made in terms hereof will be of no effect.

3. AMENDMENTS TO THE INTERCREDITOR DEED

3.1. Subject to the terms of this Supplemental Intercreditor Deed, the Intercreditor Deed shall be amended and restated in the form set out in Schedule 2 to this Supplemental Intercreditor Deed.

3.2. Subject to the terms of this Supplemental Intercreditor Deed, the Intercreditor Deed shall remain in full force and effect. This Supplemental Intercreditor Deed and the Intercreditor Deed shall be treated as one document so that, upon the Intercreditor Deed being amended and restated as mentioned above, all references to the Intercreditor Deed shall be treated as references to the Intercreditor Deed amended in accordance with the terms of Schedule 2 to this Supplemental Intercreditor Deed.

4. GENERAL

4.1. Causes 36 and 37 of the Intercreditor Deed shall be deemed to be incorporated in this Supplemental Intercreditor Deed as if set out herein.

4.2. This Supplemental Intercreditor Deed may be executed in any number of counterparts, all of which taken together shall constitute one and the same Deed.

5. GOVERNING LAW AND JURISD1CTION

This Supplemental Intercreditor Deed is governed by the laws of England and Wales and the parties hereto hereby submit to the non-exclusive jurisdiction of the Courts of England.

IN WITNESS WHEREOF this Deed has been executed as a deed by each of the parties hereto on the date and year first above written.

SCHEDULE 1

THE CHARGING COMPANIES

Littlewoods Leisure Marketing Services Limited
Littlewoods Promotions Limited
Littlewoods Lotteries Limited
Littlewoods Competitions Company Limited
Rodime Technologies Limited
Littlewoods of Liverpool Limited
Bet 247 Limited (formerly Littlewoods Leisure Limited)
Littlewoods Pools Limited
Littlewoods Leisure Limited (formerly Clearzone Limited)
Littlewoods Isle of Man Limited

SCHEDULE 2

FORM OF INTERCREDITOR AGREEMENT

Dated 10th August 2000

(as amended on 24th September 2002)

between

SPORTECH plc and Others
as Companies

and

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

as Senior Bank, Senior Agent, Security Trustee,
Mezzanine Lender, Mezzanine Agent and
Overdraft Bank



DICKSON MINTO W.S.
EDINBURGH

CONTENTS

PART 6
LAW AND JURISDICTION

THE SCHEDULES

THIS INTERCREDITOR AGREEMENT is originally made the 10th day of August 2000 and in its amended and restated form is made by

between

(1) **SPORTECH PLC** (formerly known as Rodime plc) a company incorporated in Scotland with limited liability (registered number 69140) with its registered office situated at 249 West George Street, Glasgow G2 4RB as the Parent and one of the Companies;

(2) Each of the Companies referred to in Schedule 1 to the Supplemental Intercreditor Agreement (the “Charging Companies”);

(3) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of The Mound, Edinburgh EH1 1YZ as Senior Bank;

(4) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of the address aforesaid as Senior Agent;

(5) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of the address aforesaid as Security Trustee;

(6) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of the address aforesaid as Mezzanine Lender;

(7) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of the address aforesaid as Mezzanine Agent;

(8) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of the address aforesaid as Overdraft Bank; and

(9) Deleted.

NOW THIS AGREEMENT WITNESSETH AND THE PARTIES HAVE AGREED AND DECLARED as follows.

PART 1

PRIORITIES

1. Ranking of Liabilities

The principal purpose of this Agreement is that (subject only as expressly provided to the contrary in this Agreement) the Senior Liabilities, the Hedging Liabilities, the Mezzanine Liabilities and the Overdraft Liabilities should rank in the following order of priority:

FIRST: the Senior Liabilities, the Hedging Liabilities, the Overdraft Liabilities *pari passu*; and

SECOND: the Mezzanine Liabilities.

2. Appointment of Security Trustee and Application of Payments

2.1 The Senior Agent, the Senior Banks, the Hedging Bank, the Overdraft Bank, the Mezzanine Agent and the Mezzanine Lenders hereby appoint the Security Trustee as their security trustee to hold all security conferred by the Charges in trust for the Senior Agent, the Senior Banks, the Hedging Bank, the Overdraft Bank, the Mezzanine Agent and the Mezzanine Lenders and authorise the Security Trustee to take such action and exercise such rights and duties as are required, in each case in accordance with the terms of the Charges and of this Agreement.

2.2 The Security Trustee will apply all sums paid to or received by it or any insolvency practitioner appointed by it under or in connection with the Charges in the following order:-

(1) in payment of its costs and expenses;

(2) in payment of the Senior Liabilities, the Hedging Liabilities and the Overdraft Liabilities *pari passu*; and

(3) in payment of the Mezzanine Liabilities.

Any surplus shall be paid by the Security Trustee to the relevant member of the Group.

2.3 The order of payment set out in Clause 2.2 above shall have effect notwithstanding:-

(1) the dates of execution, creation, registration or recording of any of the Charges;

(2) the terms of any of the Charges or of any other documents;

(3) the date or dates on which any sum or liability forming part of the Liabilities is drawn down or incurred or arises or becomes due in any way by any member of the Group or is repaid and/or re-advanced to or by any member of the Group;

(4) any fluctuation in the amount from time to time of the Liabilities; or

(5) the existence of any credit or debit balance on any current or other account of any member of the Group held with or for the benefit of any of the Beneficiaries.

2.4 Until the Senior Discharge Date the Security Trustee shall act in accordance with the written instructions of the Senior Agent, the Overdraft Bank, or the Hedging Bank at any time after the date of this Agreement in enforcing all or any of the Charges or taking such other action as the Senior Agent may instruct in relation to the Charges.

2.5 The Security Trustee shall act in accordance with the written instructions of the Mezzanine Agent in enforcing all or any of the Charges or taking such other action in relation thereto as the Mezzanine Agent may instruct but only in accordance with the terms of Clause 9 of this Agreement.

3. Preservation of Rights

3.1 The provisions of this Agreement shall not be discharged, impaired or otherwise affected by any act, omission or circumstance whatsoever which but for this provision might operate to affect the priority of the Liabilities *inter se* as provided in this Agreement including (without prejudice to the foregoing generality):

(i) time or any other indulgence being granted or agreed to be granted to any member of the Group or any other person;

(ii) the winding up or dissolution of any party to this Agreement;

(iii) any obligation of any party under this Agreement or under any of the Financing Documents being or becoming illegal, invalid or unenforceable;

(iv) any amendment to or any variation, waiver or release of any obligation of any person under this Agreement or any of the Financing Documents;

(v) any failure to take or fully to take, any security contemplated by any of the Financing Documents or otherwise agreed to be taken in respect of any of the Companies' obligations thereunder; or

(vi) any release, discharge, exchange or substitution of any security taken in respect of any of the Companies' obligations or those of any other Obligor under the Financing Documents.

3.2 Notwithstanding any provisions of this Agreement postponing, subordinating or delaying the payment of all or any of the Mezzanine Liabilities, such Mezzanine Liabilities shall as between the Parent and the relevant Mezzanine Lenders remain owing or due and payable in accordance with the terms of the Mezzanine Financing Documents.

4. Order of Execution

The provisions of this Agreement shall apply notwithstanding the order in which or date upon which the Financing Documents or any of them are executed or registered in any register or notified to any person.

PART 2

AMENDMENTS, CONSENTS, RELEASES AND WAIVERS

5. Amendment of Financing Documents

5.1 Each of the Senior Banks and the Senior Agent agrees with the Mezzanine Lenders and the Mezzanine Agent that unless the Majority Mezzanine Lenders otherwise consent in writing neither the Senior Banks nor the Senior Agent or any of them will agree to any variation of the Senior Financing Documents falling within paragraphs (i), (ii), (iv), (v) or (vi) of the definition of Material Variation.

5.2 Each of the Mezzanine Lenders and Mezzanine Agent agrees with the Senior Banks and the Senior Agent that unless the Majority Senior Banks otherwise consent in writing neither the Mezzanine Lenders nor the Mezzanine Agent or any of them will agree to any variation of the Mezzanine Financing Documents falling within paragraphs (i), (ii), (iii), (v), (vi) (vii) or (viii) of the definition of Material Variation.

6. Overriding Consent and Release of Security

6.1 If prior to the Senior Discharge Date the Senior Agent or the Majority Senior Banks have given a consent, approval or waiver under or in connection with any of the Senior Financing Documents or have amended any of the Senior Financing Document, the Mezzanine Lenders and Mezzanine Agent shall each be deemed to have given an equivalent and equal consent, approval or waiver under and in connection with the Mezzanine Financing Documents and to have made an equivalent and equal amendment to the Mezzanine Financing Documents if and only if both:

(a) a Mezzanine Payment Default, Mezzanine Financial Covenant Default or Mezzanine Event of Default would occur if such consent, approval or waiver was not given and (b) the matter being waived, approved or consented to has not had and is not reasonably likely to have a material adverse effect on the business, assets or financial condition of the Group (taken as a whole);

(b) provided that nothing in this Clause 6 shall operate to waive or give any consent or require any amendment in relation to any delay in making of or any reduction in any payment due to any Mezzanine Lenders or Mezzanine Agent or to any change in any financial covenants in Clause 20 of the Mezzanine Facility Agreement or any definition used therein.

6.2 If shares in any company are being sold by or with the consent of the Security Trustee, the Senior Agent, the Senior Banks, the Hedging Bank or the Overdraft Bank pursuant to a power of sale or if any shares in any company are being sold by any member of the Group at a time when a Senior Event of Default, a Mezzanine Payment Default, a Mezzanine Financial Covenant Default or a Mezzanine Event of Default is continuing unremedied and unwaived, each of the Mezzanine Agent and the Mezzanine Lenders shall forthwith upon the request of the Senior Agent:

(i) consent to such sale;

(ii) release such shares from any security constituted by Charges or the Mezzanine Financing Documents; and

(iii) perform all acts and execute all documents which are in the reasonable opinion of the Senior Agent necessary to consent to such sale, release such security or otherwise give effect to such sale.

PART 3

REPAYMENTS, PREPAYMENTS, ENFORCEMENT AND SUBORDINATION

7. Repayment and Prepayment

Until the Senior Discharge Date, the Companies shall not and shall procure that none of the other Obligors shall without the prior written consent of the Majority Senior Banks pay, redeem, repay, prepay or purchase all or any part of the Mezzanine Liabilities except for payments permitted under Clause 8 of this Agreement and each of the Mezzanine Lenders hereby undertakes not to accept any such payment, redemption, repayment, prepayment or purchase without such consent.

8. Permitted Payments

8.1 Subject to Clause 8.3 the Parent may make the payments specified in Clause 8.2 in accordance with Clause 8.3 and on the due date for payment thereof.

8.2 The payments referred to in Clause 8.1 are:

(i) payments in cash of interest to the Mezzanine Lenders at a rate and frequency no greater than that required to be made under the Mezzanine Facility Agreement as it is in force on the date of this Agreement;

(ii) tax gross up payments due under Clause 12.01 of the Mezzanine Facility Agreement;

(iii) payments of increased costs under Clause 14 of the Mezzanine Facility Agreement;

(iv) payments under Clause 15 of the Mezzanine Facility Agreement;

(v) fees, costs and expenses payable under Clauses 27 or 28 of the Mezzanine Facility Agreement;

(vi) Deleted; and

(vii) renewals of Advances (as defined in the Mezzanine Facility Agreement) in accordance with the terms of Clauses 10.03, 10.04,10.05 or 10.06 of the Mezzanine Facility Agreement.

8.3 Without prejudice to the rights of the Mezzanine Lenders and Mezzanine Agent under Clause 9, the Parent may not make and none of the Mezzanine Lenders or Mezzanine Agent may accept any payment permitted by Clause 8.2(i), (ii) or (iii) without the consent of the Majority Senior Banks after a Material Senior Event of Default has occurred and while it is continuing where the Senior Agent has on the instructions of the Majority Senior Banks served a notice on the

Mezzanine Agent and the Parent specifying such Material Senior Event of Default and suspending those permitted payments.

8.4 The parties to this Agreement acknowledge and agree that the Borrower may repay or prepay amounts under the Overdraft Facility from time to time, in each case prior to the Senior Discharge Date and without giving rise to any obligation under this Agreement on the part of the Borrower to make payment to any other party hereto or any obligation under this Agreement on the part of the recipient to repay such amounts or redistribute them among the other Beneficiaries in any circumstances.

9. Enforcement

The Mezzanine Lenders shall not take any action to enforce any of the Mezzanine Financing Documents until one of the following events shall have occurred, whichever is the earlier:

(i) the Senior Banks shall have demanded repayment of all the Senior Liabilities; or

(ii) the Senior Discharge Date; or

(iii) the Senior Banks shall have unanimously consented in writing to such enforcement action; or

(iv) a Mezzanine Payment Default shall have occurred, a period of 90 days shall have elapsed after the Mezzanine Agent shall have notified the Senior Agent of such Mezzanine Payment Default and at the end of that period such Mezzanine Payment Default is continuing unremedied and unwaived; or

(v) a Mezzanine Financial Covenant Default shall have occurred, a period of 120 days shall have elapsed after the Mezzanine Agent shall have notified the Senior Agent of such Mezzanine Financial Covenant Default and at the end of that period such Mezzanine Financial Covenant Default is continuing unremedied and unwaived; or

(vi) a Mezzanine Event of Default shall have occurred, a period of 180 days shall have elapsed after the Mezzanine Agent shall have notified the Senior Agent of such Mezzanine Event of Default and at the end of that period such Mezzanine Event of Default is continuing unremedied or unwaived;

whereupon the Mezzanine Lenders shall be entitled to take enforcement action.

10. Subordination

10.1 In the event of the enforcement of the Financing Documents or any of them or a receivership, liquidation, administration, dissolution or other winding up of any Obligor or any composition by any Obligor with its creditors or any moratorium or voluntary arrangement in relation to its debts generally the rights of the Mezzanine Lenders against such Obligor shall be subordinated and postponed to the rights of the Senior Banks, the Hedging Bank and the Overdraft Bank. Notwithstanding the foregoing each of the Mezzanine Lenders shall, if required by the Senior Agent after the Senior Discharge Date enforce and/or prove through the Security Trustee in accordance with Clause 10.3 for the amounts due to it from such Obligor in respect of the Mezzanine Liabilities owed to it but if no such requirement is made by the Senior Agent each of the Mezzanine Lenders shall be free to enforce and/or prove for the Mezzanine Liabilities, owed to it and the provisions of this Clause 10 shall apply to any resultant dividend paid to that Mezzanine Lender. Any amounts paid to a Mezzanine Lender in such enforcement, receivership, liquidation, administration, dissolution or other winding up or composition or moratorium or voluntary arrangement shall be held by such person in trust firstly for the benefit of the Senior Banks, the Hedging Bank and the Overdraft Bank *pari passu*, and secondly for the benefit of the Mezzanine Lenders and shall be paid direct to the Security Trustee and held by the Security Trustee upon trust FIRSTLY in payment to the Senior Agent and the Senior Banks of the Senior Liabilities, to the Hedging Banks of the Hedging Liabilities and to the Overdraft Bank of the Overdraft Liabilities *pari passu*, and SECONDLY, to the Mezzanine Lenders in payment of the Mezzanine Liabilities.

10.2 The Security Trustee shall be entitled to call for and rely on a certificate from the receiver, liquidator or administrator of any Obligor as to:

(i) the amount of the claims of any of the Senior Agent, Senior Banks, Mezzanine Agent, Mezzanine Lenders which shall not have been fully satisfied, secured or otherwise fully provided for; and

(ii) the persons entitled thereto and their respective entitlements.

10.3 Each of the Mezzanine Lenders hereby irrevocably authorises and empowers the Security Trustee to demand, sue for, collect and receive all sums due to it from the Obligors in respect of the Mezzanine Liabilities owed to it and to give acquittance therefor and to file claims and take other such proceedings in its own name or in the name of the Security Trustee or otherwise as the Security Trustee may deem necessary or advisable for the enforcement of this Agreement and each Mezzanine Lender will execute and deliver to the Security Trustee such powers of attorney, assignments or other instruments as may be requested by the Security Trustee in order to enable the Security Trustee to enforce any and all claims under or in respect of the Junior Liabilities or any of them and to collect and receive any and all payments and distributions which may be payable or deliverable at any time in relation thereto.

11. Effect of Contravention of this Agreement

If a payment is made to or sums are received by any Mezzanine Lender in any manner, including without limitation, by way of set-off, combination of accounts, retention or counter claim, which contravenes the terms of this Agreement, or for which the consent of the Senior Agent, Senior Banks, Hedging Bank or Overdraft Bank or any of them was required by the terms of this Agreement but was not obtained, then such Mezzanine Lender shall hold such sums actually received by it on trust and shall immediately pay the same to the Security Trustee so as to be applied in the order of priority contained in Clause 10.1. For the purpose of this Clause 11 an amount for which credit is given to a person by way of set-off, combination of accounts or retention shall be an amount paid to that person.

12. Powers and Rights of Security Trustee

12.1 The Senior Agent, the Senior Banks, the Hedging Bank, the Overdraft Bank the Mezzanine Agent and the Mezzanine Lenders hereby jointly and severally undertake to pay or discharge, in each case on a full indemnity basis, all costs, charges, liabilities and expenses (including, but not limited to, legal expenses) reasonably incurred by the Security Trustee or by any person appointed by it or to whom any duties, powers, trusts, authorities or discretions may be delegated by it in the execution or purported execution of the powers and trusts contained in this Agreement or of any duties, powers, trusts, authorities or discretions vested in it by this Agreement save for any such liability which has arisen through the negligence or wilful default of the Security Trustee or any such person and against all liabilities, actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted in any way relating to this Agreement or the Charges.

12.2 By way of supplement to the powers conferred on trustees by law it is expressly declared as follows:

(i) if the Security Trustee is instructed in terms of this Agreement to enforce any or all of the Charges, then it is entitled to do so as it sees fit in its sole and absolute discretion and the Security Trustee shall not be responsible to any of the other parties hereto for any delay or failure to enforce any or all of the Charges or any shortfall in the proceeds from the enforcement of any of the Charges except, in each case, by reason of the negligence or wilful default of the Security Trustee.

(ii) Without prejudice to the generality of (i) above, the Security Trustee shall not be responsible for any loss occasioned by acting on an instruction given in accordance with Clause 9 hereof.

(iii) The Security Trustee shall not be bound to take any steps to ascertain whether any Senior Event of Default, Mezzanine Event of Default (including for this purpose a Mezzanine Financial Covenant Default and a Mezzanine Payment Default) or any contravention of the terms hereof shall have occurred and, until it shall have actual knowledge or express notice to the contrary (acting in its capacity as Security Trustee), it shall be entitled to assume that the same shall not have occurred.

(iv) The Security Trustee may rely upon any communication or document reasonably believed by it to be genuine.

12.3 The Security Trustee may refrain from doing anything which would or might in its opinion be contrary to English law or the law of any other jurisdiction in which it may be required to act, and may do anything which in its opinion is necessary to comply with any such law.

12.4 Neither the Security Trustee nor any of its directors, officers, employees or agents shall be responsible for the execution, genuineness, validity, enforceability or sufficiency of this Agreement.

12.5 Neither the Security Trustee nor any director or officer thereof or of any subsidiary or holding or associated company of the Security Trustee shall be precluded at any time from contracting or entering into any financial or other transactions with any of the other parties hereto or from being interested in any contract or transaction or from accepting and holding the office of trustee in respect of any securities of any other party hereto and shall not be liable to account for any profit made by it thereby or in connection therewith.

12.6 The Security Trustee shall be entitled at any time to call for and rely on a certificate from the Senior Agent or the Mezzanine Agent as to the amount of the Senior Liabilities, the Hedging Liabilities, the Overdraft Liabilities, and/or the Mezzanine Liabilities (as appropriate).

12.7 The Security Trustee may resign its appointment hereunder at any time after consultation with the Parent without assigning any reason therefor by giving not less than thirty days' prior written notice to that effect to each of the other parties hereto provided that no such resignation shall be effective until a successor for the Security Trustee is appointed in accordance with the succeeding provisions of this Clause 13.

12.8 If the Security Trustee gives notice of its resignation pursuant to Clause 12.7, then any reputable and experienced bank or other financial institution may be appointed as a successor to the Security Trustee during the period of such notice by the Senior Agent or, after the Senior Discharge Date, by the Mezzanine Agent but, if no such successor is so appointed, the Security Trustee within sixty days of the giving of such notice may itself appoint such a successor.

12.9 If a successor to the Security Trustee is appointed under the provisions of Clause 12.8, then (i) the retiring Security Trustee shall be discharged from any further obligation hereunder but shall remain entitled to the benefit of the provisions of this Clause 12 and (ii) its successor and each of the other parties hereto shall have the same rights and obligations amongst themselves as they would have had if such successor had been a party hereto.

12.10 The Security Trustee shall accept without investigation, requisition or objection such title as any person may have to the undertaking, property and assets which are subject to the Charges and shall not be bound or concerned to examine or enquire into nor be liable for any defect or failure in the title of any person.

PART 4

THE HEDGING BANKS

13. Repayment and Prepayment - Hedging Liabilities

Until the Senior Liabilities are irrevocably and unconditionally discharged in full and all commitments of the Senior Banks under the Senior Financing Documents have been cancelled, the Companies shall not and shall procure that none of the other Obligors shall without the prior written consent of the Majority Senior Banks pay, redeem, repay, prepay or purchase all or any part of the Hedging Liabilities except for payments permitted under Clause 14 of this Agreement and the Hedging Bank hereby undertakes not to accept any such payment, redemption, repayment, prepayment or purchase without such consent.

14. Permitted Payments

14.1 The Parent may make the payments specified in Clause 14.2 on the due date for payment thereof unless a Senior Payment Default has occurred. Thereafter no such payment may be made for so long as that Senior Payment Default continues unremedied or unwaived.

14.2 The payments referred to in Clause 14.1 are:

(i) payments in cash to the Hedging Bank of amounts no greater than those scheduled payments required to be made under the Hedging Documents (other than payments made as a consequence of or following default under or termination of the Hedging Documents or any of them) on the due dates therefor pursuant to the Hedging Documents in each case as the Hedging Documents are approved by the Senior Agent pursuant to Clause 18 of this Agreement; and

(ii) the proceeds of enforcement of the Hedging Documents received and applied in accordance with Clause 10.1.

15. Enforcement of the Hedging Documents

The Hedging Bank shall not take any action to enforce any of the Hedging Documents until one of the following events shall have occurred:

(i) the Senior Banks shall have demanded repayment of all the Senior Liabilities; or

(ii) the Senior Liabilities shall have been irrevocably and unconditionally discharged in full; or

(iii) the Senior Banks shall have unanimously consented in writing to such action; or

(iv) a Hedging Payment Default shall have occurred, a period of 30 days shall have elapsed after the Hedging Bank shall have notified the Senior Agent of such Hedging Payment Default and at the end of that period such Hedging Payment Default is continuing unremedied and unwaived.

16. Amendment of the Hedging Documents

Until the Senior Liabilities are irrevocably and unconditionally discharged in full and all commitments of the Senior Banks under the Senior Financing Documents have been cancelled the Hedging Bank shall not amend, waive, supplement or vary any provision of any of the Hedging Documents without the prior written consent of the Majority Senior Banks.

17. Termination Payments

17.1 Each Obligor and the Hedging Bank agrees that notwithstanding the terms of any of the Hedging Documents to which it is a party, in the event of a termination of any hedging transaction governed by any of the Hedging Documents whether by reason of default by one of the parties thereto or otherwise, each payment due by one party to the other shall be calculated as if each party had elected for all payments under the Hedging Documents to be calculated on the basis of full two way payments, that is to say neither party shall be penalised or suffer any reduction in the payments which would otherwise be due to it by reason only of being a defaulting party or an affected party.

17.2 The Hedging Bank undertakes to the Senior Agent, the Security Trustee, the Senior Banks and the Overdraft Bank that following termination of any hedging transaction governed by any of the Hedging Documents it will as soon as practicable pay to the Security Trustee any sum which would have otherwise have been payable to a Company and all of the parties hereto agree that any such payment shall be treated as the proceeds of enforcement of security and shall be applied by the Security Trustee as provided in Clause 10.1.

17.3 Each Hedging Bank undertakes to the Senior Agent, the Security Trustee, the Senior Banks and the Overdraft Bank that at any time following a demand by the Senior Agent pursuant to Clause 21 (Events of Default) of the Facility Agreement it will on request by the Senior Agent exercise any rights available to it under the Hedging Documents or any of them to terminate any hedging transaction governed by any such Hedging Documents.

18. Approval of Hedging Banks and Hedging Documents

Each of the Companies undertakes to the Senior Agent, the Security Trustee, the Senior Banks, the Overdraft Bank and the Hedging Bank that it shall not enter into any transaction to hedge its liabilities to interest rate or foreign exchange exposure unless:

(i) its counterparty in such transaction has been approved in writing by the Majority Senior Banks;

(ii) such counterparty has agreed to be bound by the provisions of this Agreement as a Hedging Bank as to which it shall be sufficient for such counterparty to deliver to the Senior Agent a Deed of Accession; and

(iii) the documents constituting such transaction have been approved in writing by the Senior Agent

19. ISDA Documentation

Each of the parties acknowledges that the provisions of this Part 4 have been prepared on the basis that any hedging transaction entered into by any of the Obligors will be documented in the form of standard ISDA documentation. If this proves not to be the case, the Majority Senior Banks may by notice to the other parties hereto require such changes to be made to this Agreement as they reasonably consider necessary to give effect to the provisions of this Agreement in the light of the hedging documentation actually entered into by any Obligor.

PART 5

GENERAL

20. Companies

20.1 Save as expressly referred to herein, none of the Companies shall have any rights hereunder and none of the undertakings herein contained on the part of the Mezzanine Lenders are given or shall be deemed to be given to the Companies or any of them.

20.2 Each of the Companies recognises the undertakings and obligations on the parts of the Senior Banks, the Hedging Bank, the Overdraft Bank and the Mezzanine Lenders herein contained and:

(i) expressly authorises the Security Trustee, Senior Banks, the Hedging Bank, the Overdraft Bank and the Mezzanine Lenders to enforce the Charges in such order as provided for herein or in such other order as the Senior Banks, the Hedging Bank, the Overdraft Bank and the Mezzanine Lenders may unanimously agree;

(ii) irrevocably waives any rights which it may now or in future have to challenge or have set aside any arrangement agreed between the Senior Banks, the Hedging Bank, the Overdraft Bank and the Mezzanine Lenders hereunder; and

(iii) undertakes to the Security Trustee, the Senior Banks, the Hedging Bank, the Overdraft Bank and the Mezzanine Lenders to observe the provisions of this Agreement at all times and not to prejudice or affect the enforcement of the provisions hereof in any way.

21. Information

Until the Liabilities have all been fully discharged the Senior Banks, the Hedging Bank, the Overdraft Bank and the Mezzanine Lenders shall be at liberty from time to time to disclose to each other information concerning any of the Companies and their respective affairs.

22. Notification

22.1 The Senior Agent and the Mezzanine Agent shall each use their reasonable endeavours to give notice to the other of any of the following events, namely:

(i) non-payment of principal or interest included in the Senior Liabilities or the Mezzanine Liabilities (as appropriate) which has continued for not less than five business days, such notice to be given within five business days thereafter; or

(ii) any other Mezzanine Event of Default (including for this purpose a Mezzanine Financial Covenant Default) or Senior Event of Default of which the Mezzanine Agent or the Senior Agent respectively shall have actual knowledge, which notice shall be given within five business days of the Mezzanine Agent or the Senior Agent respectively having actual knowledge of the same;

but shall have no liability to the other for any failure to give such notice.

22.2 For the purposes of this Clause 22, the Senior Agent and the Mezzanine Agent shall each be treated as having no actual knowledge of any matter of which its corporate finance department or any other division outside its loan or investment administration department may become aware in the context of corporate finance or advisory activities from time to time undertaken by it for the Parent or any other member of the Group.

23. Further Advances

Nothing in this Agreement shall bind the Senior Banks, Hedging Bank, Overdraft Bank or Mezzanine Lenders, to make any loans to any of the Companies.

24. New Money

The Hedging Bank, Overdraft Bank and Mezzanine Lenders hereby agree that the Senior Banks may, at their absolute discretion, make further advances to any of the members of the Group of up to £25,000,000 in aggregate in addition to the facilities provided under the Facility Agreement as at the date of this Agreement and each such advance will be deemed to be made under the terms of the Facility Agreement. However, if at any time after the Senior Financing Documents are first enforced, the principal amount of the Senior Liabilities shall have been increased to a greater extent than £25,000,000 by any such further advances, the subordination of the Mezzanine Liabilities effected by virtue of this Agreement shall, to that greater extent, be of no effect and the Senior Liabilities shall be postponed to and rank after the Hedging Liabilities, the Overdraft Liabilities and the Mezzanine Liabilities to that greater extent.

25. Interest

Each amount payable by any Mezzanine Lenders to the Security Trustee under Clause 10 hereof which is not paid when due shall carry interest until paid (as well before as after judgment) at the Senior Agent's base rate from time to time plus two per cent. per annum.

26. Title Deeds

Until the Senior Liabilities have been fully discharged, to the extent that pursuant to the provisions of any of the Senior Financing Documents any of the Companies is required to deposit any deeds, share certificates or other documents with the Security Trustee, the Senior Agent or any Senior Banks, any such deposit shall satisfy any corresponding requirement in any of the Mezzanine Financing Documents.

27. No Liability to Place Monies on Suspense Account

Neither the Senior Agent, the Senior Banks, the Hedging Bank, the Overdraft Bank nor the Security Trustee shall be obliged to place monies received from the enforcement of any of the Charges on suspense account but shall be free to apply immediately any such monies in reduction of the Senior Liabilities, the Overdraft Liabilities and the Hedging Liabilities.

28. Repayment of Proceeds

If:

(i) the Security Trustee, Senior Agent, Senior Banks, Hedging Bank or Overdraft Bank is obliged to repay to an Obligor or to anyone else for or on behalf of an Obligor or to or on behalf of any of the creditors or members of an Obligor any amount received by it in respect of any of the Senior Liabilities, the Hedging Liabilities, the Overdraft Liabilities or any of them and/or pursuant to the exercise of a right of set-off, combination of accounts, retention or counter-claim; and

(ii) the Mezzanine Lenders has recovered any monies in respect of any of the Mezzanine Liabilities then the Mezzanine Lenders shall pay to the Senior Banks, the Hedging Bank or the Overdraft Bank (as the case may be) an amount equal to the lesser of:-

(a) the aggregate amount so repaid by the Security Trustee, Senior Agent, the Senior Banks, the Hedging Bank or the Overdraft Bank (as the case may be); and

(b) the aggregate amount so recovered.

29. Transfer

29.1 Each of the parties to this Agreement agrees that it shall not transfer any of its rights and obligations under any of the Financing Documents to any other person unless the transferee shall have first agreed with the other parties to this Agreement to adhere to and be bound by all the provisions of this Agreement. Each of the parties to this Agreement agrees that execution of a Deed of Accession shall be sufficient for the purposes of any proposed transferee adhering to the terms of this Agreement.

29.2 No Company may transfer any of its rights or obligations under this Agreement.

30. Interpretation

Schedule 2 shall apply in interpretation of this Agreement.

31. Schedules

The Schedules shall form part of this Agreement.

32. Additional Companies

If any company (the "New Company") not a party to this Agreement becomes a party to a Charge the Parent shall procure that if required by the Senior Agent or the Mezzanine Agent, the New Company agrees to adhere to this Agreement. The parties to this Agreement agree that the execution of a Deed of Accession shall be sufficient for the purposes of any proposed New Company adhering to the terms of this Agreement.

33. Further Security

Except for the Charges comprised in the Financing Documents, none of the Hedging Bank, Overdraft Bank or Mezzanine Lenders shall take or hold or seek to take or hold any encumbrance, guarantee or indemnity from any member of the Group or require any Obligor to deposit any funds or assets or maintain any bank account with it without the prior written consent of the Majority Senior Banks.

34. Supremacy

For the avoidance of doubt, it is agreed between the parties hereto, that in the event of a conflict between the terms of this Agreement and any of the Financing Documents then as between the parties hereto, the provisions of this Agreement shall prevail.

35. Notices

35.1 Each communication to be made hereunder shall be made in writing and, unless otherwise stated, shall be made by letter or fax.

35.2 Any communication to be made or document to be delivered by one person to another pursuant to this Agreement shall (unless that other person has by fifteen business days' written notice to the Senior Agent specified another address) be made or delivered to that other person at the address or fax number identified with its execution below and shall be deemed to have been made or delivered (in the case of any communication made by fax) when received legibly and in full by the recipient or (in the case of any communication made by letter) when left at that address or (as the case may be) two days after being deposited in the post postage prepaid in an envelope addressed to it at that address.

36. Expiry

On the occurrence of the Senior Discharge Date this Agreement shall cease to have effect.

37. Perpetuity Period

The perpetuity period applicable to the trusts contained in or arising from this Agreement shall be eighty years from the date hereof.

PART 6

LAW AND JURISDICTION

38. Law

This Agreement shall be governed by, and construed in accordance with English law.

39. Jurisdiction

39.1 Each of the parties to this Agreement hereby irrevocably agrees for the benefit of the others that the courts of England shall have non-exclusive jurisdiction to hear and determine any action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement and for such purposes, irrevocably submits to the jurisdiction of such courts.

39.2 Each of the parties to this Agreement irrevocably waives any objection which it might now or hereafter have to the courts referred to in Clause 39.1 being nominated as the forum to hear and determine any action or proceeding, and to settle any disputes which may arise out of or in connection with this Agreement and agrees not to claim that any such court is not a convenient or appropriate forum.

39.3 Each of the Companies irrevocably appoints the Parent to be its agent to accept service of process on its behalf from time to time provided that if the Parent shall cease to exist or shall resign such appointment the Companies shall forthwith appoint a replacement agent to the satisfaction of the Senior Agent for this purpose and if they shall fail to do so within five business days of a request to do so by the Senior Agent to the Parent the Senior Agent shall be entitled to appoint a replacement on behalf of the Companies each of the Companies agrees to indemnify the Senior Agent for any costs arising therefrom and hereby irrevocably appoints the Senior Agent as its attorney by way of security for the purpose of making such appointment.

39.4 The submission to the jurisdiction of the courts referred to in Clause 39.1 shall not (and shall not be construed so as to) limit the right of the Security Trustee, Senior Agent, Senior Banks, Hedging Bank or the Overdraft Bank to take proceedings against any party hereto in any other court of competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

39.5 To the extent that any of the Companies or the Mezzanine Lenders in any jurisdiction claims for itself or its assets immunity from suit, execution, attachment (whether in aid of execution, before judgement or otherwise) or other legal process and to the extent that in any such jurisdiction there may be attributed to itself or its assets such immunity (whether or not claimed), it hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity to the full extent permitted by the laws of such jurisdiction.

IN WITNESS WHEREOF this Agreement has been executed by each of the parties as its deed on the date first above written.

SCHEDULE 1

FORM OF DEED OF ACCESSION

THIS DEED OF ACCESSION is executed on ● day of ● by:-

(1) **SPORTECH PLC** a company incorporated in Scotland having its registered office at ● and registered under number 69140 (the "Parent");

(2) ● **LIMITED**, a company incorporated in ● having its registered office at ● and registered under number ● (the "New Party");

(3) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND**, incorporated by Act of Parliament and having its head office at The Mound, Edinburgh EH1 1YZ as Senior Agent (the "Senior Agent");

(4) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of the address aforesaid as Mezzanine Agent (the "Mezzanine Agent");

(5) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of the address aforesaid as Hedging Bank (the "Hedging Bank"); and

(6) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of the address aforesaid as Overdraft Bank (the "Overdraft Bank").

WHEREAS:

(A) This Deed is supplemental to an intercreditor agreement (the "Intercreditor Agreement") dated on or around ● 2000 (as amended, supplemented, restated or novated from time to time) between (1) ● as Company, (2) ● as Senior Bank, Senior Agent, Hedging Bank, Overdraft Bank and Security Trustee, and (3) ● as Mezzanine Lender and Mezzanine Agent.

(B) Each of the parties hereto, other than the New Party, is a party to the Intercreditor Agreement and the New Party wishes to accede to the Intercreditor Agreement as a [Senior Bank], [Hedging Bank] [Mezzanine Lender] [Company].

(C) It is a term of the Intercreditor Agreement that in order to accede as a [Senior Bank] [Hedging Bank] [Mezzanine Lender] [Company] under any of the Financing Documents the New Party must enter into this Deed.

IT IS HEREBY AGREED AS FOLLOWS:

(1) Words and expressions defined in the Intercreditor Agreement shall have the same meanings when used herein.

(2) The New Party agrees to be bound by all the terms and conditions of the Intercreditor Deed insofar as they relate to the [Senior Bank] [Hedging Bank] [Mezzanine Lender] [Company] as if the New Party was an original party to

the Intercreditor Agreement in such capacity with rights, obligations and interests as such a party.

(3) The Parent, the Senior Agent, the Mezzanine Agent, the Hedging Bank and the Overdraft Bank hereby agree among themselves and with the New Party that the New Party shall become party to the Intercreditor Agreement as a [Senior Bank] [Hedging Bank] [Mezzanine Lender] [Company] with effect from the date of this Deed.

(4) The New Party confirms that, for the purposes of Clause 35 of the Intercreditor Deed, its address is as follows:-

[ ]

Fax No.: [ ]

(5) This Deed is governed by English law.

IN WITNESS WHEREOF this Deed is executed as a deed on the date first above mentioned.

EXECUTED and DELIVERED as a
Deed by SPORTECH PLC
by:-

______________________________ Director

______________________________ Director/Secretary

EXECUTED and DELIVERED as a
Deed for and on behalf of THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND in its capacities as Senior Agent Mezzanine Agent, Hedging Bank and Overdraft Bank
by an authorised signatory in the presence of:-

______________________________ Authorised Signatory

______________________________ Witness

______________________________ Full Name

______________________________ Address

____

______________________________ Occupation

SCHEDULE 2

INTERPRETATION

1. Words and expressions defined in the Facility Agreement shall unless otherwise defined herein or the context otherwise requires, have the same meaning in this Agreement.

2. In this Agreement:

"Acquisition" has the same meaning as in the Facility Agreement;

"Beneficiaries" means the Senior Banks, the Mezzanine Lenders, the Hedging Banks and the Overdraft Bank and "Beneficiary" shall be construed accordingly;

"Companies" means Sportech plc (formerly known as Rodime plc) (Registered Number 69140), the Charging Companies and any other company from time to time which accedes to this Agreement as a Company and "Company" means any of them;

"Charges" means all of the security documents and guarantees executed or to be executed to give the Senior Agent, the Senior Banks, the Mezzanine Agent, the Mezzanine Lenders, the Hedging Bank and the Overdraft Bank or any of them security or any other form of support in connection with the Senior Liabilities, the Mezzanine Liabilities, the Hedging Liabilities or the Overdraft Liabilities or any of them and includes any charges in respect of which the Mezzanine Lenders or any of them are subrogated to any other person;

"Deed of Accession" means a Deed of Accession substantially in the form set out in Schedule 1;

"Facility Agreement" means the facility agreement dated 10th August 2000 between the Parent, The Governor and Company of the Bank of Scotland (as Agent and Arranger) and the Banks (as defined therein) in relation to senior loan facilities as amended, supplemented, restated or novated from time to time;

"Financing Documents" means the Senior Financing Documents, the Hedging Documents, the Overdraft Facility Letter and the Mezzanine Financing Documents;

"Group" means the Parent and its subsidiaries from time to time;

"Hedging Bank" has the meaning set out in the Facility Agreement;

"Hedging Document" means any document governing the terms of any interest rate or currency exchange, swap, cap, collar or other arrangement for hedging risk entered into by any member of the Group, including all documents evidencing or supporting the interest rate hedging arrangements referred to in the Hedging Policy Letter (as defined in the Facility Agreement) and “Hedging Documents” means all such documents;

“Hedging Liabilities” means all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or as principal debtor, guarantor, surety or otherwise or as the equivalent obligor under the laws of any other jurisdiction) of each Obligor to the Hedging Bank under the Hedging Documents together with:-

(a) all costs, charges and expenses incurred by the Hedging Bank or any of them in connection with the protection, preservation or enforcement of their rights under the Hedging Documents;

(b) any refinancing, novation, refunding, deferral or extension of or increase in any of those obligations or liabilities;

(c) any claim for damages or restitution in the event of a rescission of any of those liabilities or otherwise in connection with the Hedging Documents;

(d) any claim against any Obligor flowing from any recovery by any Obligor of a payment or discharge in respect of any of those obligations or liabilities on grounds of preference of otherwise; and

(e) any amounts which would be included in any of the above but for any discharge, non-provability, unenforceability or non-allowability of the same in any insolvency or other proceedings;

“Hedging Payment Default” means a breach by an Obligor of any obligation under a Hedging Document to make a payment of a sum in excess of £50,000 to the Obligor's counterparty under that Hedging Document;

“Liabilities” means the Senior Liabilities, the Hedging Liabilities, the Overdraft Liabilities and the Mezzanine Liabilities;

“Majority Mezzanine Lenders” means an Instructing Group as defined in the Mezzanine Facility Agreement;

“Majority Senior Banks” means an Instructing Group as defined in the Facility Agreement together with the Overdraft Bank;

“Material Senior Event of Default” means a Senior Event of Default arising under Clause 21.01(i)or Clause 21.01(iii)(in relation to Clauses 19.02(i), (iii), (iv)or Clause 20);

“Material Variation” means in relation to the Senior Financing Documents and the Mezzanine Financing Documents:

(i) any increase in or change in the basis on which interest accrues, is calculated or is payable (not being, for the avoidance of doubt, fluctuations of LIBOR or any Mandatory Costs or any substitute basis) not provided for by the original terms of the documents;

(ii) any change in the basis on which guarantee or other fees, commissions or other like payments are made or calculated;

(iii) any alterations increasing the amount or changing the currency or accelerating the date of any repayment;

(iv) any deferral of any scheduled or mandatory repayment or prepayment for a period of more than one year or where the total of all amounts so deferred exceeds the Senior Headroom;

(v) any increase in the maximum amounts available to be raised from those available as at the date hereof plus the Senior Headroom in the case of the Senior Financing Documents as reduced from time to time by any scheduled permanent reduction or cancellation of the relevant facility;

(vi) any amendment, variation, waiver or release of or supplement in a manner whereby any Obligor becomes liable to make an additional payment (or increase an existing payment) other than in the case of the Senior Financing Documents reasonable banking charges, fees (excluding refinancing or rescheduling fees) commissions, costs, expenses and interest relating to further advances permitted by Clause 24;

(vii) any amendment, variation, waiver or release or supplement in a manner whereby the ranking and/or subordination arrangements provided for herein are adversely affected; and

(viii) any amendment to the representations, financial information covenants, financial covenants, covenants and/or events of default other than those which do not impose any material additional obligations on any Obligor;

“Mezzanine Agent” means The Governor and Company of the Bank of Scotland and its successors as Agent under the Mezzanine Facility Agreement;

“Mezzanine Discharge Date” means the date on which all of the Mezzanine Liabilities have been irrevocably and unconditionally discharged in full and all commitments of the Mezzanine Lenders under the Mezzanine Financing Documents have been cancelled;

“Mezzanine Event of Default” means an Event of Default (as defined in the Mezzanine Facility Agreement) which is not a Mezzanine Payment Default or a Mezzanine Financial Covenant Default;

"Mezzanine Facility Agreement" means the mezzanine facility agreement dated 10th August 2000 between the Parent, the Mezzanine Agent and the Mezzanine Lenders as amended, supplemented, restated or novated from time to time;

"Mezzanine Financial Covenant Default" means a breach of Clause 20 of the Mezzanine Facility Agreement;

"Mezzanine Financing Documents" means the Financing Documents as defined in the Mezzanine Facility Agreement;

"Mezzanine Lenders" means the Lenders from time to time as defined in the Mezzanine Facility Agreement;

"Mezzanine Liabilities" means all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or as principal debtor, guarantor, surety or otherwise or as the equivalent obligor under the laws of any other jurisdiction) of each Obligor to the Mezzanine Agent, Mezzanine Lenders or any of them under the Mezzanine Financing Documents together with:

(a) all costs, charges and expenses incurred by the Mezzanine Agent, Mezzanine Lenders or any of them in connection with the protection, preservation or enforcement of their rights under the Mezzanine Financing Documents;

(b) any refinancing, novation, refunding, deferral or extension of or increase in any of those obligations or liabilities which does not breach the terms of this Agreement;

(c) any further advances which may be made by the Mezzanine Lenders or any of them in accordance with this Agreement to any Obligor under any agreement expressed to be supplemental to any of the Mezzanine Financing Documents and all interest, fees and costs in connection therewith;

(d) any claim for damages or restitution in the event of rescission of any of those liabilities or otherwise in connection with the Mezzanine Financing Documents;

(e) any claim against any Obligor flowing from any recovery by an Obligor of a payment or discharge in respect of any of those obligations or liabilities on grounds of preference or otherwise; and

(f) any amounts which would be included in any of the above but for any discharge, non-provability, unenforceability or non-allowability of the same in any insolvency or other proceedings;

"Mezzanine Payment Default" means an event of default arising under Clause 21.01(i) of the Mezzanine Facility Agreement whether or not payment of any Mezzanine Liabilities has been prevented by this Agreement or the Facility Agreement;

"Obligor" means any member of the Group which has or which will have any liability (actual or contingent) whether alone or jointly with any other person and whether as principal debtor, guarantor or surety or otherwise (or as the equivalent obligor under the laws of any other jurisdiction) to the Security Trustee, Senior Agent, Senior Banks, Hedging Bank, Overdraft Bank, Mezzanine Agent, Mezzanine Lenders or any of them for payment of any amounts outstanding or capable of being outstanding under the Financing Documents;

"Overdraft Bank" means The Governor and Company of the Bank of Scotland in its capacity as lender under the Overdraft Facility Letter;

"Overdraft Facility Letter" means the overdraft facility letter dated 10th August 2000 from the Overdraft Bank to the Parent and others as amended, supplemented, restated or novated from time to time;

"Overdraft Liabilities" means all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or as principal debtor, guarantor, surety or otherwise or as the equivalent obligor under the laws of any other jurisdiction) of each Obligor to the Overdraft Bank or any of them under the Overdraft Facility Letter together with:-

(a) all costs, charges and expenses incurred by the Overdraft Bank in connection with the protection, preservation or enforcement of their rights under the Overdraft Facility Letter;

(b) any refinancing, novation, refunding, deferral or extension of or increase in any of those obligations or liabilities which does not breach the terms of this Agreement;

(c) any further advances which may be made by the Overdraft Bank in accordance with this Agreement to any Obligor under any agreement expressed to be supplemental to any of the Overdraft Facility Letter and all interest, fees and costs in connection therewith;

(d) any claim for damages or restitution in the event of rescission of any of those liabilities or otherwise in connection with the Overdraft Facility Letter;

(e) any claim against any Obligor flowing from any recovery by an Obligor of a payment or discharge in respect of any of those obligations or liabilities on grounds of preference or otherwise; and

(f) any amounts which would be included in any of the above but for any discharge, non-provability, unenforceability or non-allowability of the same in any insolvency or other proceedings;

“Parent” means Sportech plc (formerly known as Rodime plc) a company incorporated in Scotland with registered number 61940;

“Security Trustee” means The Governor and Company of the Bank of Scotland in its capacity as security trustee for itself and the Senior Agent, Senior Banks, Hedging Bank, Overdraft Bank, the Mezzanine Agent and the Mezzanine Lenders;

“Senior Agent” means The Governor and Company of the Bank of Scotland and its successors as Agent under the Facility Agreement;

“Senior Banks” means the Banks from time to time as defined in the Facility Agreement;

“Senior Discharge Date” means the date on which all of the Senior Liabilities, the Hedging Liabilities, the Overdraft Liabilities and the Bridging Liabilities have been irrevocably and unconditionally discharged in full and all commitments of the Senior Banks under the Senior Financing Documents, the Hedging Bank under the Hedging Documents and the Overdraft Bank under the Overdraft Facility Letter have been cancelled;

“Senior Event of Default” means an Event of Default as defined in the Facility Agreement;

“Senior Financing Documents” means the Financing Documents as defined in the Facility Agreement;

“Senior Headroom” means the amount of further advances specified in Clause 24;

“Senior Liabilities” means all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or as principal debtor, guarantor, surety or otherwise or as the equivalent obligor under the laws of any other jurisdiction) of each Obligor to the Senior Agent, Senior Banks or any of them under the Senior Financing Documents together with:-

(a) all costs, charges and expenses incurred by the Senior Agent, Senior Banks or any of them in connection with the protection, preservation or enforcement of their rights under the Senior Financing Documents;

(b) any refinancing, novation, refunding, deferral or extension of or increase in any of those obligations or liabilities which does not breach the terms of this Agreement;

(c) any further advances which may be made by the Senior Banks or any of them in accordance with this Agreement to any Obligor under any agreement expressed to be supplemental to any of the Senior Financing Documents and all interest, fees and costs in connection therewith;

(d) any claim for damages or restitution in the event of rescission of any of those liabilities or otherwise in connection with the Senior Financing Documents;

(e) any claim against any Obligor flowing from any recovery by an Obligor of a payment or discharge in respect of any of those obligations or liabilities on grounds of preference or otherwise; and

(f) any amounts which would be included in any of the above but for any discharge, non-provability, unenforceability or non-allowability of the same in any insolvency or other proceedings;

"Senior Payment Default" means the occurrence of an event specified in Clause 20.01(i) of the Facility Agreement; and

"Senior Potential Event of Default" means a Potential Event of Default as defined in the Facility Agreement.

3. Any reference in this Agreement to:-

(i) the "administration", "liquidation", "winding-up" or "dissolution" of a company shall be construed so as to include any equivalent or analogous proceedings under the law of the jurisdiction in which such company is incorporated or any jurisdiction in which such company carries on business;

(ii) a "business day" is a reference to a day (other than a Saturday or a Sunday) on which banks in London are generally open for business;

(iii) a "Clause", "Schedule" or "Part" shall subject to any contrary indication be construed as a reference to a clause hereof or the schedule hereto or a part hereof;

(iv) an "encumbrance" shall be construed as a reference to a mortgage, pledge, charge, lien, hypothecation or other security interest securing the obligation of any person or any other type of preferential arrangement having a similar effect, including without limitation, title retention arrangements;

(v) the expression "to enforce" (and all conjugations thereof) means the taking of any of the following actions:

(a) appointing a receiver or administrative receiver pursuant to or in respect of any security, exercising a power of sale or otherwise enforcing security; or

(b) suing for any payment or other benefit or otherwise instituting legal proceedings under or in connection with the Financing Documents (or any of them); or

(c) exercising or enforcing any rights against any of the Obligors in respect of or arising by virtue of the Financing Documents (or any of them) (including, without limitation, any right to petition for a winding-up order or an administration order or analogous proceeding), or exercising, by virtue of any claim arising in connection with the Financing Documents (or any of them), any rights of set-off or counterclaim or right to combine accounts or banker's lien or other similar right in respect of any debt or liability (actual or contingent) due, owing or incurred by any relevant creditor to any of the Obligors; or

(d) passing a resolution to wind up any member of the Group; and includes instructing the Security Trustee to take any of such actions but does not include, in each case, exercising any right not to make any part of a loan facility available to any person or suing or proving in any insolvency proceedings in relation to any Obligor or receiving any money or other property in such insolvency proceedings;

(vi) "law" includes any official directive of any governmental body, agency or department and of any self regulatory or regulatory authority or organisation and any request with which banks in London are accustomed to comply;

(vii) a "person" shall be construed as a reference to any individual, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) or two or more of the foregoing;

(viii) "Senior Agent", "Mezzanine Agent", "Senior Banks", "Mezzanine Lenders" shall be construed so as to include their respective assignees, transferees, substitutes and successors; and

(ix) words importing the singular shall include the plural and *vice versa*.

4. Save where the contrary is indicated, any reference in this Agreement to this Agreement or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented.

5. Clause, Schedule and Part headings are for ease of reference only.

6. References to parties in this Agreement refer to the principals from time to time on whose behalf any agent is acting, as well as such agent.

SIGNATORIES

EXECUTED and DELIVERED as a
Deed by RODIME PLC
by:-

"Malcolm McIver"	Director
"Colin McGill"	Director/Secretary
Address For Notice:	4 Heriot Row, Edinburgh EH3 6HU
Fax No.:	0131 557 8177

SENIOR BANK

EXECUTED and DELIVERED as a
Deed for and on behalf of THE GOVERNOR
AND COMPANY OF THE BANK OF
SCOTLAND in its capacity as Senior Agent by an
authorised signatory in the presence
of:-

"Jennifer Alexander"
Authorised Signatory

"Colin J. McHale"	Witness
Colin James McHale	Full Name
11 Walker Street Edinburgh	Address
Solicitor	Occupation
Address for Notice:	The Mound Edinburgh EH1 1YZ
Fax No.:	0131 243 7124

SENIOR AGENT
EXECUTED and DELIVERED as a Deed for and on behalf of THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND in its capacity as Security Agent by an authorised signatory in the presence of:-

"Jennifer Alexander"
Authorised Signatory

"Colin J. McHale"	Witness
Colin James McHale	Full Name
11 Walker Street Edinburgh	Address
Solicitor	Occupation
Address for Notice:	The Mound Edinburgh EH1 1YZ
Fax No.:	0131 243 7124

MEZZANINE LENDER

EXECUTED and DELIVERED as a Deed for and on behalf of THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND in its capacity as Mezzanine Lender by an authorised signatory in the presence of:-

"Jennifer Alexander"
Authorised Signatory

"Colin J. McHale"	Witness
Colin James McHale	Full Name
11 Walker Street Edinburgh	Address
Solicitor	Occupation
Address for Notice:	The Mound Edinburgh EH1 1YZ
Fax No.:	0131 243 7124

MEZZANINE AGENT
EXECUTED and DELIVERED as a Deed for and on behalf of THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND in its capacity as Mezzanine Agent
by an authorised signatory in the presence of:-

"Jennifer Alexander"
Authorised Signatory

"Colin J. McHale"	Witness
Colin James McHale	Full Name
11 Walker Street Edinburgh	Address
Solicitor	Occupation
Address for Notice:	The Mound Edinburgh EH1 1YZ
Fax No.:	0131 243 7124

OVERDRAFT BANK
EXECUTED and DELIVERED as a Deed for and on behalf of THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND in its capacity as Overdraft Bank by an authorised signatory in the presence of:-

"Jennifer Alexander"
Authorised Signatory

"Colin J. McHale"	Witness
Colin James McHale	Full Name
11 Walker Street	Address
Edinburgh	
Solicitor	Occupation
Address for Notice:	The Mound Edinburgh EH1 1YZ
Fax No.:	0131 243 7124

BRIDGING BANK
EXECUTED and DELIVERED as a Deed for and on behalf of THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND in its capacity as Bridging Bank by an authorised signatory in the presence of:-

"Jennifer Alexander"
Authorised Signatory

"Colin J. McHale"	Witness
Colin James McHale	Full Name
11 Walker Street	Address
Edinburgh	
Solicitor	Occupation
Address for Notice:	The Mound Edinburgh EH1 1YZ
Fax No.:	0131 243 7124

SIGNATORIES

ED as a

Director

Secretary

Address For Notice: Sportech House
2 Enterprise Way
Wavertree Technology Plc
Liverpool L13 1FB

Fax No.: 0151 288 3048

EXECUTED and DELIVERED as a
Deed by LITTLEWOODS LEISURE
IITED

Director

Secretary

Address For Notice: Sportech House
2 Enterprise Way
Wavertree Technology Plc
Liverpool L13 1FB

Fax No.: 0151 288 3048

EXECUTED and DELIVERED as a
OMOTIONS LIMITED

Director

Secretary

Address For Notice: Sportech House
2 Enterprise Way
Wavertree Technology Plc
Liverpool L13 1FB

Fax No.: 0151 288 3048

EXECUTED and DELIVERED as a
DS LOTTERIES LIMITED

Director

Secretary

Address For Notice: Sportech House
2 Enterprise Way
Wavertree Technology Plc
Liverpool L13 1FB

Fax No.: 0151 288 3048

EXECUTED and DELIVERED as a
)MPETITIONS

Director

Secretary

Address For Notice: Sportech House
2 Enterprise Way
Wavertree Technology Plc
Liverpool L13 1FB

Fax No.: 0151 288 3048

.IVERED as a
:CHOLOGIES LIMITED

Director

Secretary

Address For Notice: Sportech House
2 Enterprise Way
Wavertree Technology Plc
Liverpool L13 1FB

Fax No.: 0151 288 3048

EXECUTED and DELIVERED as a
Deed by LITTLEWOODS OF

_______________ Director

_______________ Secretary

Address For Notice: Sportech House
2 Enterprise Way
Wavertree Technology Plc
Liverpool L13 1FB

Fax No.: 0151 288 3048

EXECUTED and DELIVERED as a

_______________ Director

_______________ Secretary

Address For Notice: Sportech House
2 Enterprise Way
Wavertree Technology Plc
Liverpool L13 1FB

Fax No.: 0151 288 3048

EXECUTED and DELIVERED as a Deed by
MITED

_______________ Director

_______________ Secretary

Address For Notice: Sportech House
2 Enterprise Way
Wavertree Technology Plc
Liverpool L13 1FB

Fax No.: 0151 288 3048

EXECUTED and DELIVERED as a
ISURE LIMITED

Director

Secretary

Address For Notice: Sportech House
2 Enterprise Way
Wavertree Technology Plc
Liverpool L13 1FB

Fax No.: 0151 288 3048

a
F MAN LIMITED

Director

Secretary

Address For Notice: Sportech House
2 Enterprise Way
Wavertree Technology Plc
Liverpool L13 1FB

Fax No.: 0151 288 3048

SENIOR BANK

EXECUTED and DELIVERED as a Deed for and on behalf of THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND in its capacity as Senior Agent by an authorised signatory in the presence of:-

Authorised Signatory

______________________________ Witness

Carolyn Bishop — Full Name

c/o Bank of Scotland — Address

Edinburgh

Bank Official — Occupation

Address for Notice:	Corporate Banking Fourth Floor New Uberior House 11 Earl Grey Street Edinburgh EH3 9BN
Fax No.:	0131 659 0865

SENIOR AGENT

EXECUTED and DELIVERED as a Deed for and on behalf of THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND in its capacity as Security Agent by an authorised signatory in the presence of:-



Authorised Signatory

	Witness
Carolyn Bishop	Full Name
c/o Bank of Scotland	Address
Edinburgh	
Bank Official	Occupation

Address for Notice: Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN

Fax No.: 0131 659 0865

MEZZANINE LENDER

EXECUTED and DELIVERED as a Deed for and on behalf of THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND in its capacity as Mezzanine Lender by an authorised signatory in the presence of:-

Authorised Signatory

Witness

Carolyn Bishop — Full Name

c/o Bank of Scotland — Address

Edinburgh

Bank Official — Occupation

Address for Notice:	Corporate Banking Fourth Floor New Uberior House 11 Earl Grey Street Edinburgh EH3 9BN
Fax No.:	0131 659 0865

MEZZANINE AGENT
EXECUTED and DELIVERED as a Deed for and on behalf of THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND in its capacity as Mezzanine Agent, by an authorised signatory in the presence of:-



Authorised Signatory

	Witness
Carolyn Bishop	Full Name
c/o Bank of Scotland	Address
Edinburgh	
Bank Official	Occupation
Address for Notice:	Corporate Banking Fourth Floor New Uberior House 11 Earl Grey Street Edinburgh EH3 9BN
Fax No.:	0131 659 0865

OVERDRAFT BANK
EXECUTED and DELIVERED as a
Deed for and on behalf of THE GOVERNOR
AND COMPANY OF THE BANK OF
SCOTLAND in its capacity as Overdraft Bank
by an authorised signatory in the presence
of:-



Authorised Signatory

______________________ Witness

Carolyn Bishop — Full Name

c/o Bank of Scotland — Address

Edinburgh

Bank Official — Occupation

Address for Notice:	Corporate Banking Fourth Floor New Uberior House 11 Earl Grey Street Edinburgh EH3 9BN
Fax No.:	0131 659 0865

SECOND SUPPLEMENTAL INTERCREDITOR DEED

Dated 31st March 2003

between

SPORTECH plc and Others
as Companies

and

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

as Senior Bank, Senior Agent, Security Trustee, Mezzanine Lender, Mezzanine Agent and Overdraft Bank

DM

Dickson Minto W.S.
Edinburgh

THIS SECOND SUPPLEMENTAL INTERCREDITOR DEED is made the 31st day of March 2003 between:

(1) **SPORTECH PLC** (formerly known as Rodime plc) a company incorporated in Scotland with limited liability (registered number 69140) with its registered office situated at 249 West George Street, Glasgow G2 4RB as the Parent and one of the Companies;

(2) Each of the Companies referred to in Schedule 1 hereto (the "Charging Companies");

(3) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of The Mound, Edinburgh EH1 lYZ as Senior Bank;

(4) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of the address aforesaid as Senior Agent;

(5) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of the address aforesaid as Security Trustee;

(6) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of the address aforesaid as Mezzanine Lender;

(7) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of the address aforesaid as Mezzanine Agent; and

(8) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of the address aforesaid as Overdraft Bank.

WHEREAS:

(A) the Parent, the Senior Agent and the Senior Banks and others entered into an intercreditor deed dated 10th August 2000 (as supplemented by a supplemental intercreditor deed dated 24th September 2002 between the parties hereto and as supplemented, varied, novated, restated or amended from time to time the "Intercreditor Deed");

(B) the parties wish to make certain amendments to the Intercreditor Deed.

NOW IT IS AGREED AND DECLARED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 In this Second Supplemental Intercreditor Deed a term defined in the Intercreditor Deed has the same meaning when used in this Second Supplemental Intercreditor Deed unless otherwise defined herein and Schedule 2 of the Intercreditor Deed shall apply hereto.

1.2 This Second Supplemental Intercreditor Deed is a Financing Document in terms of the Senior Facility Agreement and the Mezzanine Facility Agreement.

2. CONDITIONS PRECEDENT

2.1 This Second Supplemental Intercreditor Deed and the amendments to the Intercreditor Deed referred to herein shall only come into effect if the Senior Agent confirms to the Parent that the conditions precedent set out in the Second Supplemental Facility Agreement dated of even date herewith between *inter alia* the Parent and the Senior Banks have been satisfied.

2.2. If the Senior Agent confirms that conditions referred to in Clause 2.1 have not been satisfied on or prior to the date falling one month after the date of such Second Supplemental Facility Agreement then this Second Supplemental Intercreditor Deed will lapse and the amendments to be made in terms hereof will be of no effect.

3. AMENDMENTS TO THE INTERCREDITOR DEED

3.1. Subject to the terms of this Second Supplemental Intercreditor Deed, the Intercreditor Deed in the form set out in Schedule 2 to the Supplemental Intercreditor Deed shall be amended as follows:

3.1.1. The word “and” shall be deleted where it appears in Clause 8.2(vi) of the Intercreditor Deed;

3.1.2. The word “renewals” shall be deleted from Clause 8.2(vii) of the Intercreditor Deed and shall be replaced by the word “repayments” and the “●” shall be deleted from Clause 8.2(vii) of the Intercreditor Deed and shall be replaced by “; and”;

3.1.3. The following additional Clause 8.2(viii) shall be inserted in the Intercreditor Deed following the amended Clause 8.2(vii):-

“(viii) mandatory prepayments of Tranche B (as defined in the Mezzanine Facility Agreement) payable under Clause 13.11 of the Mezzanine Facility Agreement.”;

3.1.4. The following additional definition shall be inserted in Schedule 2 to the Intercreditor Deed:

“Supplemental Intercreditor Deed” means the agreement dated 24th September 2002 and expressed to be supplemental to this Agreement;”.

3.2. Subject to the terms of this Second Supplemental Intercreditor Deed, the Intercreditor Deed shall remain in full force and effect. This Second Supplemental Intercreditor Deed and the Intercreditor Deed shall be treated as one document so that, upon the Intercreditor Deed being amended as mentioned above, all references to the Intercreditor Deed shall be treated as references to the Intercreditor Deed amended in accordance with the terms of this Second Supplemental Intercreditor Deed.

4. GENERAL

4.1. Clauses 36 and 37 of the Intercreditor Deed shall be deemed to be incorporated in this Second Supplemental Intercreditor Deed as if set out herein.

4.2. Each of the parties hereto hereby agrees that with effect from the date of this Second Supplemental Intercreditor Deed the notice details of each of the Companies for the purposes of Clause 35.2 and all other provisions of the Intercreditor Deed shall be as identified with its execution below.

4.3. This Second Supplemental Intercreditor Deed may be executed in any number of counterparts, all of which taken together shall constitute one and the same Deed.

5. GOVERNING LAW AND JURISDICTION

This Second Supplemental Intercreditor Deed is governed by the laws of England and Wales and the parties hereto hereby submit to the non-exclusive jurisdiction of the Courts of England.

IN WITNESS WHEREOF this Deed has been executed as a deed by each of the parties hereto on the date and year first above written.

SCHEDULE 1

THE CHARGING COMPANIES

Littlewoods Leisure Marketing Services Limited
Littlewoods Promotions Limited
Littlewoods Lotteries Limited
Littlewoods Competitions Company Limited
Rodime Technologies Limited
Littlewoods of Liverpool Limited
Bet 247 Limited (formerly Littlewoods Leisure Limited)
Littlewoods Pools Limited
Littlewoods Gaming Limited (formerly Littlewoods Leisure Ads Limited)
Littlewoods Isle of Man Limited

SIGNATORIES

EXEC as a
Deed
by:-

Director

Secretary

Address For Notice: Sportech House
2 Enterprise Way
Wavertree Technology Park
Liverpool L13 1FB

Fax No.: 0151 288 3048

EXECUTED and DELIVERED as a
Deed by SURE
MARK MITED
by:-

Director

Secretary

Address For Notice: Sportech House
2 Enterprise Way
Wavertree Technology Park
Liverpool L13 1FB

Fax No.: 0151 288 3048

EXEC as a
Deed MOTIONS LIMITED
by:-

Director

Secretary

Address For Notice: Sportech House
2 Enterprise Way
Wavertree Technology Park
Liverpool L13 1FB

Fax No.: 0151 288 3048

EX a
Dee RIES LIMITED
by:-

Director

Secretary

Address For Notice: Sportech House
2 Enterprise Way
Wavertree Technology Park
Liverpool L13 1FB

Fax No.: 0151 288 3048

EXECUTED and DELIVERED as a
De TITIONS
CO
by:

Director

Secretary

Address For Notice: Sportech House
2 Enterprise Way
Wavertree Technology Park
Liverpool L13 1FB

Fax No.: 0151 288 3048

E
D LIMITED
by

Director

Secretary

Address For Notice: Sportech House
2 Enterprise Way
Wavertree Technology Park
Liverpool L13 1FB

Fax No.: 0151 288 3048

EXI a
Dee
LIV
by:-

Director

Secretary

Address For Notice: Sportech House
2 Enterprise Way
Wavertree Technology Park
Liverpool L13 1FB

Fax No.: 0151 288 3048

EXEC as a
Deed
by:-

Director

Secretary

Address For Notice: Sportech House
2 Enterprise Way
Wavertree Technology Park
Liverpool L13 1FB

Fax No.: 0151 288 3048

EX a
Dee LIMITED
by:

Director

Secretary

Address For Notice: Sportech House
2 Enterprise Way
Wavertree Technology Park
Liverpool L13 1FB

Fax No.: 0151 288 3048

EXECUTED and DELIVERED as a
Deed b MING LIMITED
by:-

Director

Secretary

Address For Notice: Sportech House
2 Enterprise Way
Wavertree Technology Park
Liverpool L13 1FB

Fax No.: 0151 288 3048

EXE a
Dee)F MAN LIMITED
by:-

Director

Director

Address For Notice: Sportech House
2 Enterprise Way
Wavertree Technology Park
Liverpool L13 1FB

Fax No.: 0151 288 3048

SENIOR BANK
EXECUTED and DELIVERED as a
Deed for and on behalf of THE GOVERNOR
AND COMPANY OF THE BANK OF
SCOTLAND in its capacity as Senior Agent
the presence

Authorised Signatory

Witness

Douglas Archibald Full Name

Bank of Scotland Address

Edinburgh

Corporate Banking Manager Occupation

Address for Notice: Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN

Fax No.: 0131 659 0865

SENIOR AGENT
EXECUTED and DELIVERED as a
Deed for and on behalf of THE GOVERNOR
AND COMPANY OF THE BANK OF
SCOTLAND in its capacity as Security
tory in the

Authorised Signatory

Witness

Douglas Archibald — Full Name

Bank of Scotland — Address

Edinburgh

Corporate Banking Manager — Occupation

Address for Notice: Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN

Fax No.: 0131 659 0865

MEZZANINE LENDER

EXECUTED and DELIVERED as a
Deed for and on behalf of THE GOVERNOR
AND COMPANY OF THE BANK OF
SCOTLAND in its capacity as Mezzanine
[Lender in] the presence of:- Authorised Signatory

Witness

Douglas Archibald Full Name

Bank of Scotland Address

Edinburgh

Corporate Banking Manager Occupation

Address for Notice: Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN

Fax No.: 0131 659 0865

MEZZANINE AGENT
EXECUTED and DELIVERED as a
Deed for and on behalf of THE GOVERNOR
AND COMPANY OF THE BANK OF
SCOTLAND in its capacity as Mezzanine
[Agent] in the presence of:- Authorised Signatory

Witness

Douglas Archibald Full Name

Bank of Scotland Address

Edinburgh

Corporate Banking Manager Occupation

Address for Notice: Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN

Fax No.: 0131 659 0865

OVERDRAFT BANK
EXECUTED and DELIVERED as a
Deed for and on behalf of THE GOVERNOR
AND COMPANY OF THE BANK OF
SCOTLAND in its capacity as Overdraft Bank
the presence

Authorised Signatory

Witness

Douglas Archibald — Full Name

Bank of Scotland — Address

Edinburgh

Corporate Banking Manager — Occupation

Address for Notice:
Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN

Fax No.: 0131 659 0865

The Directors
Sportech plc (formerly known as Rodime plc)
249 West George Street
Glasgow
G2 4RB
(Registered Number 69140)
(the "Parent")

and the Borrowers (as hereinafter defined)

25th March 2003

Dear Sirs

Working Capital Facilities

We refer to the facility letter dated 10th August 2000 between **BoS** and the Parent (as amended and restated in terms of a supplemental facility letter dated 24th September 2002 and as further amended, varied, supplemented, novated or replaced from time to time hereinafter referred to as the "Facility Letter") in terms of which **BoS** has made certain working capital facilities available to the Parent and the Borrowers.

We are writing to set out certain amendments to the terms of the Facility Letter.

1. Definitions and Interpretation

1.1 Terms defined in the Facility Letter shall have the same meaning when used in this letter and Schedule 1 of the Facility Letter shall apply hereto.

1.2 Any references in the Facility Letter to "this letter" and similar expressions shall be deemed to be references to the Facility Letter as amended by this Second Supplemental Facility Letter.

2. Conditions Precedent

2.1 The amendments to the Facility Letter set out in Clause 3 below shall come into effect on the date on which **BoS** confirms to the Parent that the following conditions precedent have been satisfied:-

(a) **BoS** has received a duly signed copy of this Second Supplemental Facility Letter;

(b) **BoS** has received in form and substance satisfactory to it, the Second Supplemental Facility Agreement (as defined in the Senior Facility Agreement); and

(c) the conditions precedent more particularly described in Schedule 2 to the Second Supplemental Facility Agreement have been satisfied.

2.2 If the conditions referred to in Clause 2.1 have not been satisfied, waived or deemed to have been waived on or prior to the date falling one month after the date of the Second Supplemental Facility Agreement, the terms set out in this Second Supplemental Facility Letter will lapse and the amendments to the Facility Letter will be of no effect.

3. Amendments to the Facility Letter

3.1 Subject to the terms of this Second Supplemental Facility Letter, the Facility Letter in the form set out in the schedule to the supplemental facility letter dated 24th September 2002 shall be amended by the date "28 February 2003" included in the second line of Clause 2.3.1 of the Facility Letter being deleted and replaced with the date "27 February 2004".

3.2 Subject to the terms of this Second Supplemental Facility Letter, the Facility Letter shall remain in full force and effect. This Second Supplemental Facility Letter and the Facility Letter shall be treated as one document so that, upon the Facility Letter being amended as mentioned above, all references to the Facility Letter shall be treated as references to the Facility Letter as amended in accordance with the term of this Second Supplemental Facility Letter.

4. Fees and Expenses

4.1 On the date of execution of this Second Supplemental Facility Letter the Parent shall pay to **BoS** a renewal fee of £15,000 which shall be debited to the current account of the Parent with **BoS**.

4.2 The Parent shall pay to **BoS** the amount of all costs and expenses (together with any VAT or similar taxes thereon) incurred by **BoS** in connection with this Second Supplemental Facility Letter and the documents contemplated hereby (including, without limitation, the fees and expenses of **BoS**' legal advisers).

5. General

Clause 15 of the Facility Letter shall be deemed to be incorporated in this Second Supplemental Facility Letter as if set out herein.

6. Governing Law

This letter shall be governed by and construed according to English law and the Borrowers submit to the jurisdiction of the English Courts.

Please confirm your acceptance of the terms of this Second Supplemental Facility Letter and the amendments to the Facility Letter set out herein by signing and returning the enclosed duplicate copy of this Second Supplemental Facility Letter.

Yours faithfully

____
For and on behalf of
The Governor and Company
of the Bank of Scotland

We hereby accept the terms of this Second Supplemental Facility Letter and the amendments to the Facility Letter set out therein.

Agreed and accepted on behalf of
SP

Director

Date: 31st March 2003

Agreed and accepted on behalf of
LITTLEWOODS LEISURE
ICES LIMITED by

Director

Date: 31st March 2003

Agreed and accepted on behalf of
IOTIONS

Director

Date: 31st March 2003

Agreed and accepted on behalf of
TERIES LIMITED

Director

Date: 31st March 2003

Agreed and accepted on behalf of
PETITIONS
y

Director

Date: 31st March 2003

on behalf of
OGIES LIMITED

Director

Date: 31st March 2003

Agreed and accepted on behalf of
LITTLEWOODS OF LIVERPOOL

Director

Date: 31st March 2003

Agreed and accepted on behalf of
BET 247 LIMITED

Director

Date: 31st March 2003

Agreed and accepted on behalf of
LITTLEWOODS POOLS LIMITED

Director

Date: 31st March 2003

Agreed and accepted on behalf of
LITTLEWOODS GAMING LIMITED

Director

Date: 31st March 2003

Agreed and accepted on behalf of
LITTLEWOODS ISLE OF MAN
LIMITED

Director

Date: 31st March 2003

SECOND SUPPLEMENTAL MEZZANINE FACILITY AGREEMENT

Dated 31 March 2003

between

SPORTECH PLC
as Borrower

and

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

as Agent and Arranger

and

THE LENDERS LISTED HEREIN



Dickson Minto W.S.
Edinburgh

THIS SECOND SUPPLEMENTAL MEZZANINE FACILITY AGREEMENT is made the 31st day of March 2003 between:

(1) **SPORTECH PLC** (formerly known as Rodime plc) (Registered Number 69140), a company incorporated in Scotland with limited liability with its registered office situated at 249 West George Street, Glasgow G2 4RB (the "Borrower");

(2) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of The Mound, Edinburgh EH1 lYZ as agent (the "Agent") for and on behalf of the Lenders;

(3) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of the address aforesaid as arranger ("the Arranger"); and

(4) **THE LENDERS** named in Schedule 1 (as hereinafter defined).

WHEREAS:

(A) The Borrower, the Agent, the Arranger and the Lenders entered into a facility agreement dated 10th August 2000 (as supplemented by a supplemental facility agreement dated 15th October 2001 and by a further supplemental facility agreement dated 24th September 2002 between the parties thereto and as supplemented, varied, novated, restated or amended from time to time the "Mezzanine Facility Agreement") in terms of which a term loan facility was made available to the Borrower;

(B) the parties wish to make certain amendments to the Mezzanine Facility Agreement.

NOW IT IS AGREED AND DECLARED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 In this Second Supplemental Mezzanine Facility Agreement a term defined in the Mezzanine Facility Agreement has the same meaning when used in this Second Supplemental Mezzanine Facility Agreement unless otherwise defined herein and Schedule 10 of the Mezzanine Facility Agreement shall apply hereto.

1.2 This Second Supplemental Mezzanine Facility Agreement is a Financing Document in terms of the Mezzanine Facility Agreement.

2. CONDITIONS PRECEDENT

2.1 This Second Supplemental Mezzanine Facility Agreement and the amendments to the Mezzanine Facility Agreement referred to herein shall only come into effect if:-

(i) the Agent has received all of the documents listed in Schedule 2 of this Second Supplemental Mezzanine Facility Agreement and each is, in form and substance, satisfactory to it;

(ii) the Agent has determined to its reasonable satisfaction that no Event of Default or Potential Event of Default has occurred and is continuing;

(iii) the Agent is satisfied that the representations and warranties given by the Borrower in terms of Clause 17.01 of the Mezzanine Facility Agreement which are repeated in accordance with the provisions of Clause 17.02 of the Mezzanine Facility Agreement are true and correct in all material respects on the date hereof; and

(iv) the second supplemental facility agreement entered into of even date herewith between the Borrower and certain of the parties hereto in relation to a senior facility has become unconditional.

2.2 If the Agent confirms that conditions referred to in Clause 2.1 have not been satisfied on or prior to the date falling one month after the date of this Second Supplemental Mezzanine Facility Agreement then this Second Supplemental Mezzanine Facility Agreement will lapse and the amendments to be made in terms hereof will be of no effect.

3. EXISTING ADVANCES

On the date of execution of this Second Supplemental Mezzanine Facility Agreement by the Arranger, the parties acknowledge and confirm that the amount outstanding under Tranche A is £24,000,000 and the amount outstanding under Tranche B is £11,000,000.

4. AMENDMENTS TO THE FACILITY AGREEMENT

4.1 Subject to the terms of this Second Supplemental Mezzanine Facility Agreement, the Mezzanine Facility Agreement in the form set out in schedule 3 to the Supplemental Mezzanine Facility Agreement shall be amended as follows:

4.1.1 The existing Clause 11.09 shall be amended by the insertion of the words “or Clause 11.12” after the words “where any amount to be prepaid under Clause 11.05” and prior to the words “is received by the Agent” where they appear therein, by the insertion of the words “if the prepayment is made under Clause 11.05 or in the Surplus Cash Security Account if the prepayment is made pursuant to Clause 11.12” after the words “in a Security Account” and prior to the words “until the end of such Interest Period” where they appear therein and by the insertion of the words “if the prepayment is made under Clause 11.03 or in accordance with the provisions of Clause 11.12 if the prepayment is made under such Clause 11.12" at the end of such Clause 11.09.

4.1.2 The existing Clause 11.11 shall be amended by the insertion of the words, "or Clause 11.12" after the words "Clause 11.05" and prior to the words "be applied immediately towards" where they appear therein.

4.1.3 The following additional Clauses 11.12 and 11.13 shall be inserted in the Mezzanine Facility Agreement following the existing Clause 11.11:

"11.12 As at (and as soon as practicable after) 31 December in each year (commencing 31 December 2003), the Surplus Cash shall be calculated by the Borrower and notified to the Agent. So long as there are any amounts outstanding to the Lenders (or any of them) under this Agreement, the Borrower shall within 10 business days of delivery of the Monthly Management Accounts for the financial year ending on such 31 December, make payment into a Surplus Cash Security Account of an amount equal to 50% of the Surplus Cash. The Borrower shall, within 5 business days of the delivery of the audited consolidated financial statements of the Group in respect of such financial year in accordance with the terms of this Agreement, deliver to the Agent a certificate by its auditors setting out their calculation of the Surplus Cash and on such date an amount equal to 50% of the Surplus Cash will be paid (or, to the extent applicable, released from the Surplus Cash Security Account and paid) to the Agent for the account of the Lenders and any remaining monies in such security account will be returned to the Borrower (or as it shall direct). The Agent will apply such amount in or towards reduction of the amounts outstanding under Tranche B and upon no amounts remaining outstanding under Tranche B and repayment or prepayment in full of the senior loan facilities made available in terms of the Senior Facility Agreement in or towards reduction of the amounts outstanding under Tranche A.

11.13 The Lenders hereby agree that Clause 11.12 shall be effective from the date of the Second Supplemental Mezzanine Facility Agreement until no amounts remaining outstanding under Tranche B and, thereafter for so long as no amounts remain outstanding under Tranche B, shall only take effect following repayment in full of the senior loan facilities made available in terms of the Senior Facility Agreement.";

4.1.4 The existing Clause 20.03 of the Mezzanine Facility Agreement shall be deleted and replaced as follows:-

"20.03 Cash Flow Cover

The Borrower hereby covenants that, save as an Instructing Group shall otherwise agree, on each Test Date which occurs during each period set out in Column (1) below the ratio of Cash Flow to Financing Cash Outflow for the Test Period ending on such Test Date shall not be less than the ratio set out in Column (2) opposite that period:

(1) Period	(2) Ratio
31 December 2002 and thereafter	1 : 1";

4.1.5 Clause 20.04 of the Mezzanine Facility Agreement shall be amended by the insertion of the words "Cash Flow," in the first line after the words "For the purpose of this Clause 20," and prior to the words "Bank Borrowings, …";

4.1.6 The definition of "Availability Period" included in Schedule 10 to the Mezzanine Facility Agreement shall be amended by the deletion of the words "the date falling 364 days thereafter" where they appear therein and their replacement with the date "27 February 2004";

4.1.7 The definition of "Final Repayment Date" included in Schedule 10 to the Mezzanine Facility Agreement shall be amended by the deletion of the date "31 December 2006" where appears therein and its replacement with the date "31 December 2008";

4.1.8 The definition of "Inter Creditor Agreement" included in Schedule 10 to the Mezzanine Facility Agreement shall be amended by the insertion of the words "and on or around the date of the Second Supplemental Mezzanine Facility Agreement" after the words "… the Supplemental Mezzanine Facility Agreement" and prior to the words "and as amended, varied, supplemented, novated or replaced from time to time)" where they appear therein;

4.1.9 The definition of "Overdraft Facility Letter" included in Schedule 10 to the Mezzanine Facility Agreement shall be amended by the insertion of the words "and on or around the date of the Second Supplemental Mezzanine Facility Agreement" after the words "… the Supplemental Mezzanine Facility Agreement" and prior to the words "and as amended, varied, supplemented, novated or replaced from time to time)" where they appear therein;

4.1.10 The definition of "Test Date" included in Schedule 10 to the Mezzanine Facility Agreement shall be amended by the deletion of the word "and" included in the third line thereof and its replacement with a "," and the insertion of the following words at the end of that definition:-

"and when used for the purpose of Clause 20.03 (Cash Flow Cover) and the associated definitions 31 December in each year commencing 31 December 2003";

4.1.11 The definition of "Test Period" included in Schedule 10 to the Mezzanine Facility Agreement shall be amended by the insertion of the words "and Clause 20.03 (Cash Flow Cover)" after the words "… Clause 20.02 (Debt Cover)" and prior to the words "the period from the commencement of the financial year……" where they appear therein;

4.1.12 The following additional definitions shall be inserted in Schedule 10 to the Mezzanine Facility Agreement:-

" **"Cash Flow"** means, in relation to any Test Period, the profit on ordinary activities of the Group on a consolidated basis before taking into account earnings attributable to Associated Companies (except the extent received in cash), Taxation and Interest but after making the following adjustments thereto:-

(i) adding back depreciation charged to the extent deducted in arriving at such profit on ordinary activities;

(ii) adding back amounts attributable to the amortisation of goodwill and other intangibles to the extent deducted in arriving at such profit on ordinary activities;

(iii) adding back any other non-cash charges and deducting any other non-cash income, as the case may be, to the extent included in such profit on ordinary activities;

(iv) deducting any profit, or adding any loss, as the case may be, from the disposal of fixed assets to the extent already taken into account in arriving at such profit on ordinary activities;

(v) adding any increase or deducting any decrease as the case may be in Current Liabilities; and

(vi) adding any decrease or deducting any increase as the case may be in Current Assets;

but without double counting in any case;”

“Financing Cash Outflow” means, in relation to any Test Period, the aggregate of the following items:

(i) Interest in that period;

(ii) dividends accrued due for or declared or paid during that period; and

(iii) all repayments and prepayments of members of the Group which were paid or which fell due within that period;

“Second Supplemental Mezzanine Facility Agreement” means the agreement dated on or around 25th March 2003 and expressed to be supplemental to this Agreement;

“Surplus Cash” means, in relation to the period of 12 months preceding the date to which any calculation is to be made, the amount by which Cash Flow as shown in the latest Monthly Management Accounts of the Group for the preceding 12 months or the audited consolidated accounts of the Group (as applicable) exceeds Financing Cash Outflow of the Group as shown in such financial statements, (provided that for this purpose any Net Proceeds applied in accordance with the terms of this Agreement will be disregarded) by more than Five Hundred Thousand Pounds (£500,000);

“Surplus Cash Security Account” means any account with the Security Trustee (as defined in the Inter Creditor Agreement) in the name of the Borrower (or any Obligor) into which sums are to be paid in accordance with the terms of this Agreement and which is subject to such security or other payment or blocking or designation arrangements as the Security Trustee may reasonably require;"

4.2 Subject to the terms of this Second Supplemental Mezzanine Facility Agreement, the Mezzanine Facility Agreement shall remain in full force and effect. This Second Supplemental Mezzanine Facility Agreement and the Mezzanine Facility Agreement shall be treated as one document so that, upon the Mezzanine Facility Agreement being amended as mentioned above, all references to the Mezzanine Facility Agreement shall be treated as references to the Mezzanine Facility Agreement as amended in accordance with the terms of this Second Supplemental Mezzanine Facility Agreement.

5. REPRESENTATIONS AND WARRANTIES

5.1 The Borrower represents and warrants to the Agent, the Arranger and the Lenders on the date hereof in terms of Clause 17.01 of the Mezzanine Facility Agreement in accordance with the provisions of Clause 17.02 of the Mezzanine Facility Agreement.

5.2 The Borrower represents and warrants to the Agent, the Arranger and the Lenders on the date hereof that:

(i) the Second Supplemental Mezzanine Facility Agreement constitutes a legal, valid and binding obligation of it and (subject to the Reservations) is enforceable in accordance with its terms;

(ii) the execution and delivery of the Second Supplemental Mezzanine Facility Agreement and the performance by each member of the Group of its respective obligations thereunder will not contravene any existing law, statute, rule, regulation, judgement, decree or permit to which it is subject or its memorandum or articles of association or equivalent constitutional documents;

(iii) no Event of Default has occurred and is continuing;

(iv) the execution of the Second Supplemental Mezzanine Facility Agreement and the exercise by it and each of its subsidiaries of their respective rights and performance of their respective obligations thereunder will not result in the existence of or have the immediate effect as at the date hereof of obliging any member of the Group to create any encumbrance over all or any of its subsidiaries' present or future revenues or assets other than as permitted by the Financing Documents;

(v) the execution of the Second Supplemental Mezzanine Facility Agreement and the exercise by it and each of its subsidiaries of their respective rights and performance of their respective obligations thereunder do not constitute and will not result in any material breach in respect of any member of the Group of any agreement to which any of them is a party, the breach of which will cause a Material Adverse Effect;

(vi) the structure and ownership of the Group is as set out in Schedule 6 of the Mezzanine Facility Agreement, save for the incorporation of Littlewoods Leisure Limited (formerly Cabo 542 Limited) which is a subsidiary of Littlewoods Promotions Limited.

(vii) no encumbrance exists over all or any of the present or future revenues, assets or share capital of any member of the Group other than Permitted Encumbrances;

(viii) no member of the Group has any indebtedness other than Permitted Indebtedness.

6. GENERAL

6.1 Clauses 35, 36, 37, 38, 40 and 41 of the Mezzanine Facility Agreement shall be deemed to be incorporated in this Second Supplemental Mezzanine Facility Agreement as if set out herein.

6.2 Each of the parties hereto hereby agrees that with effect from the date of this Second Supplemental Mezzanine Facility Agreement the notice details of the Borrower for the purposes of Clause 40.02 and all other provisions of the Mezzanine Facility Agreement shall be as identified with its signature below.

7. EXPENSES

The Borrower will make payment to the Agent of all costs and expenses (including VAT, legal fees and reasonable out of pocket expenses) incurred by it in connection with the negotiation, preparation and execution of this Second Supplemental Mezzanine Facility Agreement.

8. COUNTERPARTS

This Second Supplemental Mezzanine Facility Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement.

9. GOVERNING LAW AND JURISDICTION

This Second Supplemental Mezzanine Facility Agreement is governed by the laws of England and Wales and the parties hereto hereby submit to the non-exclusive jurisdiction of the Courts of England.

IN WITNESS WHEREOF this Agreement has been signed by a duly authorised representative of each of the parties hereto on the date first above written.

SCHEDULE 1

The Lenders

The Governor and Company of the Bank of Scotland.

SCHEDULE 2

Conditions Precedent Documents

1. Constitutional Documents

1.1 confirmation from the Borrower that the constitutional documents for each member of the Group have not been amended since 24 September 2002;

1.2 a copy, certified a true copy by a duly authorised officer of the Borrower of a board resolution of the Borrower and each other relevant member of the Group, approving execution, delivery and performance of the Financing Documents to be entered into on or around the date hereof to which it is a party and the terms and conditions thereof and authorising a named person or persons to execute the Financing Documents to be entered into on or around the date hereof to which it is a party and any documents to be delivered by the Borrower, and others pursuant hereto or thereto; and

1.3 a certificate of a duly authorised officer of the Borrower setting out the names and signatures of the persons authorised to execute, on behalf of each of the Borrower and each other relevant member of the Group, the Financing Documents to be entered into on or around the date hereof and any documents to be delivered by the Borrower and each other relevant member of the Group pursuant hereto or thereto.

2. Senior Debt

A copy of the second supplemental senior facility agreement entered into on or around the date hereof in relation to the Senior Facility Agreement.

3. Miscellaneous

3.1 A legal opinion from Simcocks in a form acceptable to the Agent and the Lenders.

3.2 A copy of the second supplemental intercreditor deed entered into on or around the date hereof in relation to the Intercreditor Deed.

4. Others

A copy of the second supplemental overdraft facility letter entered into or around the date hereof in relation to the Overdraft Facility Letter.

SIGNATORIES TO SECOND SUPPLEMENTAL MEZZANINE FACILITY AGREEMENT

THE BORROWER

SPORTECH PLC

By:

Address for Notice: Sportech House
2 Enterprise Way
Wavertree Technology Park
Liverpool L13 1FB

Fax No: 0151 288 3048

THE AGENT

The Governor and Company of the Bank of Scotland

By:

Address for Notice: Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN

Fax No: 0131 659 0863

THE ARRANGER

The Governor and Company of the Bank of Scotland

By:

Address for Notice: Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN

Fax No: 0131 659 0863

THE LENDERS

The Governor and Company of the Bank of Scotland

By:

Lending Office and Address for Notice: Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN

Fax No: 0131 659 0863

SECOND SUPPLEMENTAL FACILITY AGREEMENT

Dated 31st March 2003

between

SPORTECH PLC
as Borrower

and

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

as Agent and Arranger

and

THE LENDERS LISTED HEREIN

DM

Dickson Minto W.S.
Edinburgh

THIS SECOND SUPPLEMENTAL FACILITY AGREEMENT is made the 31st day of March 2003 between:

(1) **SPORTECH PLC** (formerly known as Rodime plc) (Registered Number 69140), a company incorporated in Scotland with limited liability with its registered office situated at 249 West George Street, Glasgow G2 4RB (the "Borrower");

(2) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of The Mound, Edinburgh EH1 1YZ as agent (the "Agent") for and on behalf of the Banks;

(3) **THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND** of the address aforesaid as arranger ("the Arranger"); and

(4) **THE BANKS** named in Schedule 1 (as hereinafter defined).

WHEREAS:

(A) The Borrower, the Agent, the Arranger and the Banks entered into a facility agreement dated 10th August 2000 (as supplemented by a supplemental facility agreement dated 15th October 2001 and by a further supplemental facility agreement dated 24th September 2002 between the parties hereto and as supplemented, varied, novated, restated or amended from time to time the "Facility Agreement") in terms of which a term loan facility was made available to the Borrower;

(B) the parties wish to make certain amendments to the Facility Agreement.

NOW IT IS AGREED AND DECLARED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 In this Second Supplemental Facility Agreement a term defined in the Facility Agreement has the same meaning when used in this Second Supplemental Facility Agreement unless otherwise defined herein and Schedule 11 of the Facility Agreement shall apply hereto.

1.2 This Second Supplemental Facility Agreement is a Financing Document in terms of the Facility Agreement.

2. CONDITIONS PRECEDENT

2.1 This Second Supplemental Facility Agreement and the amendments to the Facility Agreement referred to herein shall only come into effect if:-

(i) the Agent has received all of the documents listed in Schedule 2 of this Second Supplemental Facility Agreement and each is, in form and substance, satisfactory to it;

(ii) the Agent has determined to its reasonable satisfaction that no Event of Default or Potential Event of Default has occurred and is continuing;

(iii) the Agent is satisfied that the representations and warranties given by the Borrower in terms of Clause 17.01 of the Facility Agreement which are repeated in accordance with the provisions of Clause 17.02 of the Facility Agreement are true and correct in all material respects on the date hereof; and

(iv) the second supplemental facility agreement entered into of even date herewith between the Borrower and certain of the parties hereto in relation to various mezzanine facilities has become unconditional.

2.2 If the Agent confirms that conditions referred to in Clause 2.1 have not been satisfied on or prior to the date falling one month after the date of this Second Supplemental Facility Agreement then this Second Supplemental Facility Agreement will lapse and the amendments to be made in terms hereof will be of no effect.

3. EXISTING ADVANCES

On the date of execution of this Second Supplemental Facility Agreement by the Arranger, the parties acknowledge and confirm that the amount outstanding under the Facility is £94,000,000.

4. AMENDMENTS TO THE FACILITY AGREEMENT

4.1 Subject to the terms of this Second Supplemental Facility Agreement, the Facility Agreement in the form set out Schedule 3 to the Supplemental Facility Agreement shall be amended as follows:-

4.1.1 The existing Clause 11.08 shall be amended by the insertion of the words “or Clause 11.11” after the words “where any amount to be prepaid under Clause 11.03” and prior to the words “is received by the Agent” where they appear therein, by the insertion of the words "if the prepayment is made under Clause 11.03 or in the Surplus Cash Security Account if the prepayment is made pursuant to Clause 11.11” after the words “in a Security Account” and prior to the words “until the end of such Interest Period” where they appear therein and by the insertion of the words “if the prepayment is made under Clause 11.03 or towards reduction of the amounts outstanding under the Facility if the prepayment is made under Clause 11.11” at the end of such Clause 11.08.

4.1.2 The existing Clause 11.10 shall be amended by the insertion of the words “or Clause 11.12” after the words “Clause 11.03” and prior to the words “be applied immediately towards” where they appear therein.

4.1.3 The following additional Clauses 11.11 and 11.12 shall be inserted in the Facility Agreement following the existing Clause 11.10:-

"11.11 As at (and as soon as practicable after) 31 December in each year (commencing 31 December 2003), the Surplus Cash shall be calculated by the Borrower and notified to the Agent. So long as there are any amounts outstanding to the Banks (or any of them) under this Agreement, the Borrower shall within 10 business days of delivery of the Monthly Management Accounts for the financial year ending on such 31 December, make payment into a Surplus Cash Security Account of an amount equal to 50% of the Surplus Cash. The Borrower shall, within 5 business days of the delivery of the audited consolidated financial statements of the Group in respect of such financial year in accordance with the terms of this Agreement, deliver to the Agent a certificate by its auditors setting out their calculation of the Surplus Cash and on such date an amount equal to 50% of the Surplus Cash will be paid (or, to the extent applicable, released from the Surplus Cash Security Account and paid) to the Agent for the account of the Banks and any remaining monies in such security account will be returned to the Borrower (or as it shall direct). The Agent will apply such amount in or towards reduction of the amounts outstanding under the Facility.

11.12 The Banks hereby agree that Clause 11.11 shall not take effect until and for so long as, in accordance with the provisions of Clause 11.12 of the Mezzanine Facility Agreement or otherwise by repayment thereof, no amounts remain outstanding under Tranche B (as defined in the Mezzanine Facility Agreement).”;

4.1.4 The existing Clause 20.03 of the Facility Agreement shall be deleted and replaced as follows:

“20.03 Cash Flow Cover

The Borrower hereby covenants that, save as an Instructing Group shall otherwise agree, on each Test Date which occurs during each period set out in Column (1) below the ratio of Cash Flow to Financing Cash Outflow for the Test Period ending on such Test Date shall not be less than the ratio set out in Column (2) opposite that period:-

(1) Period	(2) Ratio
31 December 2002 and thereafter	1 : 1”;

4.1.5 Clause 20.04 of the Facility Agreement shall be amended by the insertion of the words “Cash Flow” in the first line after the words “For the purpose of this Clause 20,” and prior to the words “Bank Borrowings …”;

4.1.6 The existing repayment schedule included in Schedule 4 to the Facility Agreement shall be deleted and replaced as follows:

“REPAYMENTS

(1)	(2)
31 March 2003	£4,000,000
30 June 2003	£4,000,000
30 September 2003	£4,000,000
31 December 2003	£4,000,000
31 March 2004	£4,000,000
30 June 2004	£4,000,000
30 September 2004	£4,000,000
31 December 2004	£4,000,000
31 March 2005	£4,000,000
30 June 2005	£4,000,000
30 September 2005	£4,000,000
31 December 2005	£4,000,000
31 March 2006	£4,000,000
30 June 2006	£4,000,000
30 September 2006	£4,000,000
31 December 2006	£4,000,000
31 March 2007	£4,000,000
30 June 2007	£4,000,000
30 September 2007	£4,000,000
31 December 2007	£4,000,000
31 March 2008	£4,000,000
30 June 2008	£4,000,000
30 September 2008	£4,000,000
31 December 2008	£2,000,000
	£94,000,000

4.1.7 The definition of “Final Repayment Date” included in Schedule 11 to the Facility Agreement shall be amended by the deletion of the date “31 December 2005” where it appears therein and its replacement with the date “31 December 2008”;

4.1.8 The definition of “Intercreditor Agreement” included in Schedule 11 to the Facility Agreement shall be amended by the insertion of the words “and on or around the date of the Second Supplemental Facility Agreement” after the words “... the Supplemental Facility Agreement” and prior to the words "and amended, varied, supplemented, novated or replaced from time to time)” where they appear therein;

4.1.9 The definition of “Overdraft Facility Letter” included in Schedule 11 to the Facility Agreement shall be amended by the insertion of the words “and on or around the date of the Second Supplemental Facility Agreement” after the words “... the Supplemental Facility Agreement” and prior to the words “and as amended, varied, supplemented, novated or replaced from time to time)” where they appear therein;

4.1.10 The definition of “Test Date” included in Schedule 11 to the Facility Agreement shall be amended by the deletion of the word “and” included in the third line thereof and its replacement with a “,” and the insertion of the following words at the end of that definition:-

“and when used for the purpose of Clause 20.03 (Cash Flow Cover) and the associated definitions 31 December in each year commencing 31 December 2003”;

4.1.11 The definition of "Test Period” included in Schedule 11 to the Facility Agreement shall be amended by the insertion of the words “and Clause 20.03 (Cash Flow Cover)” after the words “… Clause 20.02 (Debt Cover)” and prior to the words “the period from the commencement of the financial year …” where they appear therein;

4.1.12 The following additional definitions shall be inserted in Schedule 11 to the Facility Agreement:-

“ **“Cash Flow”** means, in relation to any Test Period, the profit on ordinary activities of the Group on a consolidated basis before taking into account earnings attributable to Associated Companies (except the extent received in cash), Taxation and Interest but after making the following adjustments thereto:

(i) adding back depreciation charged to the extent deducted in arriving at such profit on ordinary activities;

(ii) adding back amounts attributable to the amortisation of goodwill and other intangibles to the extent deducted in arriving at such profit on ordinary activities;

(iii) adding back any other non-cash charges and deducting any other non-cash income, as the case may be, to the extent included in such profit on ordinary activities;

(iv) deducting any profit, or adding any loss, as the case may be, from the disposal of fixed assets to the extent already taken into account in arriving at such profit on ordinary activities;

(v) adding any increase or deducting any decrease as the case may be in Current Liabilities; and

(vi) adding any decrease or deducting any increase as the case may be in Current Assets,

but without double counting in any case;"

"Financing Cash Outflow" means, in relation to any Test Period, the aggregate of the following items:

(i) Interest in that period;

(ii) dividends accrued due for or declared or paid during that period; and

(iii) all repayments and prepayments of members of the Group which were paid or which fell due within that period;

"Second Supplemental Facility Agreement" means the agreement dated on or around 25th March 2003 and expressed to be supplemental to this Agreement;

"Surplus Cash" means, in relation to the period of 12 months preceding the date to which any calculation is to be made, the amount by which Cash Flow as shown in the latest Monthly Management Accounts of the Group for the preceding 12 months or the audited consolidated accounts of the Group (as applicable) exceeds Financing Cash Outflow of the Group as shown in such financial statements (provided that for this purpose any Net Proceeds applied in accordance with the terms of this Agreement will be disregarded) by more than Five Hundred Thousand Pounds (£500,000);

"Surplus Cash Security Account" means any account with the Security Trustee (as defined in the Inter Creditor Agreement) in the name of the Borrower (or any Obligor) into which sums are to be paid in accordance with the terms of this Agreement and which is subject to such security or other payment or blocking or designation arrangements as the Security Trustee may reasonably require;"

4.2 Subject to the terms of this Second Supplemental Facility Agreement, the Facility Agreement shall remain in full force and effect. This Second Supplemental Facility Agreement and the Facility Agreement shall be treated as one document so that, upon the Facility Agreement being amended as mentioned above, all references to the Facility Agreement shall be treated as references to the Facility Agreement as amended in accordance with the terms of this Second Supplemental Facility Agreement.

5. CONSENT

The parties hereto hereby consent for the purposes of the Facility Agreement and the Intercreditor Agreement to the amendment of the Mezzanine Facility Agreement on or around the date hereof in accordance with the terms of the second supplemental mezzanine facility agreement referred to at paragraph 2 of Schedule 2 of this Second Supplemental Facility Agreement.

6. REPRESENTATIONS AND WARRANTIES

6.1 The Borrower represents and warrants to the Agent, the Arranger and the Banks on the date hereof in terms of Clause 17.01 of the Facility Agreement in accordance with the provisions of Clause 17.02 of the Facility Agreement.

6.2 The Borrower represents and warrants to the Agent, the Arranger and the Banks on the date hereof that:-

(i) the Second Supplemental Facility Agreement constitutes a legal, valid and binding obligation of it and (subject to the Reservations) is enforceable in accordance with its terms;

(ii) the execution and delivery of the Second Supplemental Facility Agreement and the performance by each member of the Group of its respective obligations thereunder will not contravene any existing law, statute, rule, regulation, judgement, decree or permit to which it is subject or its memorandum or articles of association or equivalent constitutional documents;

(iii) no Event of Default has occurred and is continuing;

(iv) the execution of the Second Supplemental Facility Agreement and the exercise by it and each of its subsidiaries of their respective rights and performance of their respective obligations thereunder will not result in the existence of or have the immediate effect as at the date hereof of obliging any member of the Group to create any encumbrance over all or any of its subsidiaries' present or future revenues or assets other than as permitted by the Financing Documents;

(v) the execution of the Second Supplemental Facility Agreement and the exercise by it and each of its subsidiaries of their respective rights and performance of their respective obligations thereunder do not constitute and will not result in any material breach in respect of any member of the Group of any agreement to which any of them is a party, the breach of which will cause a Material Adverse Effect;

(vi) the structure and ownership of the Group is as set out in Schedule 7 of the Facility Agreement, save for the incorporation of Littlewoods Leisure Limited (formerly Cabeo 542 Limited) which is a subsidiary of Littlewoods Promotions Limited.

(vii) no encumbrance exists over all or any of the present or future revenues, assets or share capital of any member of the Group other than Permitted Encumbrances;

(viii) no member of the Group has any indebtedness other than Permitted Indebtedness.

7. GENERAL

7.1 Clauses 35, 36, 37, 38, 40 and 41 of the Facility Agreement shall be deemed to be incorporated in this Supplemental Facility Agreement as if set out herein.

7.2 Each of the parties hereto hereby agrees that with effect from the date of this Second Supplemental Facility Agreement the notice details of the Borrower for the purposes of Clause 40.02 and all other provisions of the Facility Agreement shall be as identified with its signature below.

8. EXPENSES

The Borrower will make payment to the Agent of all costs and expenses (including VAT, legal fees and reasonable out of pocket expenses) incurred by it in connection with the negotiation, preparation and execution of this Supplemental Facility Agreement.

9. COUNTERPARTS

This Second Supplemental Facility Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement.

10. GOVERNING LAW AND JURISDICTION

This Second Supplemental Facility Agreement is governed by the laws of England and Wales and the parties hereto hereby submit to the non-exclusive jurisdiction of the Courts of England.

IN WITNESS WHEREOF this Agreement has been signed by a duly authorised representative of each of the parties hereto on the date first above written.

SCHEDULE 1

The Banks

The Governor and Company of the Bank of Scotland.

SCHEDULE 2

Conditions Precedent Documents

1. Constitutional Documents

1.1 confirmation from the Borrower that the constitutional documents for each member of the Group have not been amended since 24 September 2002;

1.2 a copy, certified a true copy by a duly authorised officer of the Borrower, of a board resolution of the Borrower and each other relevant member of the Group, approving execution, delivery and performance of the Financing Documents to be entered into on or around the date hereof to which it is a party and the terms and conditions thereof and authorising a named person or persons to execute the Financing Documents to be entered into on or around the date hereof to which it is a party and any documents to be delivered by the Borrower and others pursuant hereto or thereto; and

1.3 a certificate of a duly authorised officer of the Borrower setting out the names and signatures of the persons authorised to execute, on behalf of each of the Borrower and each other relevant member of the Group, the Financing Documents to be entered into on or around the date hereof and any documents to be delivered by the Borrower and each other relevant member of the Group, pursuant hereto or thereto.

2. Mezzanine Debt

A copy of the second supplemental mezzanine facility agreement entered into on or around the date hereof in relation to the Mezzanine Facility Agreement.

3. Miscellaneous

3.1. A legal opinion from Simcocks in a form acceptable to the Agent and the Banks.

3.2 A copy of the second supplemental intercreditor agreement entered into on or around the date hereof in relation to the Intercreditor Deed.

4. Others

A copy of the second supplemental overdraft facility letter entered into on or around the date hereof in relation to the Overdraft Facility Letter.

SIGNATORIES TO SECOND SUPPLEMENTAL FACILITY AGREEMENT

THE BORROWER

SP(

By:

Address for Notice: Sportech House
2 Enterprise Way
Wavertree Technology Park
Liverpool L13 1FB

Fax No: 0151 288 3048

THE AGENT

The Governor and Company of the Bank of Scotland

By:

Address for Notice: Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN

Fax No: 0131 659 0863

THE ARRANGER

The Governor and Company of the Bank of Scotland

By:

Address for Notice: Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN

Fax No: 0131 659 0863

THE BANKS

The Governor and Company of the Bank of Scotland

By:

Lending Office and Address for Notice: Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN

Fax No: 0131 659 0863

The Directors
Sportech plc (formerly known as Rodime plc)
249 West George Street
Glasgow
G2 4RB
(Registered Number 69140)
(the "Parent")

and the Borrowers (as hereinafter defined)

24th September 2002

Dear Sirs

Working Capital Facilities

We refer to the facility letter dated 10th August 2000 between **BoS** and the Parent (as amended, varied, supplemented, novated or replaced from time to time hereinafter referred to as the "Facility Letter") in terms of which **BoS** has made certain working capital facilities available to the Parent and the Borrowers.

We are writing to set out certain amendments to the terms of the Facility Letter.

1. Definitions and Interpretation

1.1 Terms defined in the Facility Letter shall have the same meaning when used in this letter and Schedule 1 of the Facility Letter shall apply hereto.

1.2 Any references in the Facility Letter to "this letter" and similar expressions shall be deemed to be references to the Facility Letter as amended by this Supplemental Facility Letter.

2. Conditions Precedent

2.1 The amendments to the Facility Letter set out in the amended and restated Facility Letter (in the form attached as the Schedule of this Supplemental Facility Letter) shall come into effect on the date on which **BoS** confirms to the Parent that the following conditions precedent have been satisfied:

(a) **BoS** has received a duly signed copy of this Supplemental Facility Letter;

(b) **BoS** has received in form and substance satisfactory to it, the Supplemental Facility Agreement (as defined in the Senior Facility Agreement); and

(c) the conditions precedent more particularly described in Schedule 2 to the Supplemental Facility Agreement have been satisfied.

2.2 If the conditions referred to in Clause 2.1 have not been satisfied, waived or deemed to have been waived on or prior to the date falling one month after the date of the Supplemental Facility Agreement, the terms set out in this Supplemental Facility Letter will lapse and the amendments to the Facility Letter will be of no effect.

3. Amendments to the Facility Letter

3.1 Subject to the terms of this Supplemental Facility Letter, the Facility Letter shall be amended and restated in the form set out as the Schedule to this Supplemental Facility Letter.

3.2 Subject to the terms of this Supplemental Facility Letter, the Facility Letter shall remain in full force and effect. This Supplemental Facility Letter and the Facility Letter shall be treated as one document so that, upon the Facility Letter being amended and restated as mentioned above, all references to the Facility Letter shall be treated as references to the Facility Letter set out as the Schedule to this Supplemental Facility Letter.

4. Expenses

The Parent shall pay to **BoS** the amount of all costs and expenses (together with any VAT or similar taxes thereon) incurred by **BoS** in connection with this Supplemental Facility Letter and the documents contemplated hereby (including, without limitation, the fees and expenses of **BoS'** legal advisers).

5. General

Clause 15 of the Facility Letter shall be deemed to be incorporated in this Supplemental Facility Letter as if set out herein.

6. Governing Law

This letter shall be governed by and construed according to English law and the Borrowers submit to the jurisdiction of the English Courts.

Please confirm your acceptance of the terms of this Supplemental Facility Letter and the amendments to the Facility Letter set out in the form attached hereto by signing and returning the enclosed duplicate copy of this Supplemental Facility Letter.



____

For and on behalf of
The Governor and Company
of the Bank of Scotland

We hereby accept the terms of this Supplemental Facility Letter and the amendments to the Facility Letter set out in the form attached hereto.

Agreed and accepted on behalf of

Director

Date: 24th September 2002

Agreed and accepted on behalf of
RE
S LIMITED by

Director

Date: 24th September 2002

Agreed and accepted on behalf of
TIONS

Director

Date: 24th September 2002

ehalf of
RIES

Director

Date: 24th September 2002

Agreed and accepted on behalf of
IPETITIONS
by

Director

Date: 24th September 2002

Agreed and accepted on behalf of
GIES LIMITED

Director

Date: 24th September 2002

Agreed and accepted on behalf of
LITTLEWOODS OF LIVERPOOL
LIMITED by

Director

Agreed and accepted on behalf of
BET 247 LIMITED
by

Director

Date: 24th September 2002

Date: 24th September 2002

Agreed and accepted on behalf of
OLS LIMITED

Director

Date: 24th September 2002

Agreed and accepted on behalf of
URE LIMITED

Director

Date: 24th September 2002

Agreed and accepted on behalf of
OF MAN

Director

Date: 24th September 2002

SCHEDULE

FORM OF OVERDRAFT FACILITY LETTER

Bank of Scotland
Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh
EH3 9BN

The Directors

Sportech plc (formerly known as Rodime plc)
249 West George Street Telephone: 0131 659 0806
Glasgow Fax: 0131 659 0865
G2 4RB
(Registered Number 69140)
(the "Parent")

and the Borrowers (as hereinafter defined)

Dear Sirs

WORKING CAPITAL

We are pleased to offer you (each a "Borrower" and together the "Borrowers") a working capital facility (the "Working Capital") on the terms set out in this letter. This letter and its schedules will form the agreement between the Borrowers and BoS for the Working Capital.

The definitions which shall apply to this letter are given in Schedule 1 below.

1. Conditions Precedent

Deleted - Initial Conditions Precedent satisfied.

2. Working Capital

2.1 The Working Capital may be drawn as:-

2.1.1 **Overdraft** up to £6,000,000 (the "Overdraft");

or be utilised for:-

2.1.2 **Business Visa** up to £20,000 (the "Business Visa Limit")

2.1.3 **Guarantees** up to £3,000,000 (the "Guarantee Limit")

2.1.4 **Forward Foreign Exchange Contracts** up to £3,000,000 (the "FFEC Limit")

2.1.5 **Letters of Credit** up to £3,000,000 (the "Letters of Credit Limit")

2.1.6 **Currency Borrowings** up to £3,000,000 (the "Currency Borrowings Limit")

2.1.7 **Acceptance Credits** up to £3,000,000 (the "Acceptance Credits Limit")

on the terms and conditions set out below.

2.2 Limit

2.2.1 The total limit applicable to the Working Capital is £6,000,000 (the "Limit") on a net basis.

2.2.2 The Borrowers may operate a number of current accounts on which the Working Capital may be drawn. BoS may refuse to pay any cheques, orders or withdrawals on any one or more of the Borrowers' current accounts where payment would result in the Limit (taking into account the notional offsets referred to below) being exceeded.

2.2.3 To ascertain compliance with that part of the Limit which is only attributable to the Overdraft, BoS will notionally set off those of the Borrowers' current account credit balances over which BoS considers it has a valid right of set off against the Borrowers' current account debit balances.

2.2.4 To ascertain compliance with the Limit, the total indebtedness of the Borrowers to BoS in respect of the Working Capital shall be calculated by adding together:

(1) the net balances on the Borrowers' current accounts calculated in accordance with Clause 2.2.3 above;

(2) the Business Visa Limit;

(3) the aggregate amount of BoS exposure under all guarantees issued by BoS under this letter;

(4) 10% of the face value of each Forward Foreign Exchange Contract entered into with BoS for a duration of up to 12 months under this letter and 20% (or such other figure as BoS advises under Clause 6.1 below) in relation to those

entered into for more than 12 months, in each case calculated on a daily basis at the then prevailing BoS spot rate of exchange;

(5) the aggregate amount of BoS exposure under all Letters of Credit issued by BoS under this letter;

(6) the sterling equivalent of all currency borrowings calculated in accordance with this letter; and

(7) the face value of each bill of exchange issued by BoS under this letter.

2.2.5 The Borrowers must at all times provide sufficient funds to ensure that the Limit is not exceeded. If the Limit is likely to be exceeded, the Parent must notify BoS and advise which cheque(s) are to be honoured in the case of competition. If the Parent fails to do so BoS may, in its discretion, refuse to pay a cheque or allow any other drawing or utilisation under this letter which would have the effect of exceeding the Limit. If BoS does pay a cheque or allows a utilisation of the Working Capital so as to exceed the Limit, that does not mean that the Limit has changed or that BoS will agree to pay any other cheque or meet any other payment instruction which would have the effect of exceeding the Limit.

2.2.6 Unless otherwise agreed with BoS, any debit balance over the Limit and, where the Working Capital has ceased to be available (whether on the Review Date or by earlier demand) the total debit balance of the Working Capital, will attract interest at the BoS unauthorised rate which will be five per cent (5%) per annum over the BoS base rate as that rate fluctuates.

2.2.7 From the date of this letter, each Borrower ceases to be entitled to use any working capital facilities of the type specified in this letter previously made available by BoS and any existing utilisation of them shall, to the extent not repaid or discharged, be taken into account when assessing compliance with the Limit.

2.3 Availability

2.3.1 BoS shall review the Working Capital annually (28 February in each year, commencing 28 February 2003 being the “Review Date”). On the Review Date, the Working Capital will cease to be available unless BoS has agreed in writing to its renewal or extension. In ascertaining whether or not the Working Capital will be renewed or extended, BoS will require the Borrowers to deliver certain financial information prior to that decision being made.

2.3.2 In accordance with normal banking practice, the Overdraft will be repayable on demand.

2.3.3 In some circumstances, BoS may demand payment before the Review Date. This may happen if BoS considers that:-

(1) any of the terms or conditions of this letter have been materially and adversely breached; or

(2) the financial condition of any Borrower or any guarantor of any Borrower has altered in any material and adverse way; or

(3) the Working Capital was agreed on the basis of materially and adversely incorrect or incomplete information from the Borrowers; or

(4) the basis upon which the Working Capital was agreed by BoS has altered in any material and adverse way.

2.3.4 If repayment of the Overdraft is demanded, any other utilisation will cease to be available and BoS will be entitled to request the Borrowers to lodge a sufficient amount as security for all other outstanding liabilities under this letter (whether actual or contingent) and the Borrowers shall immediately comply with that request. Any determination by BoS of any amount of principal, interest, commission or charges or an applicable interest rate shall, in the absence of manifest error, be conclusive and binding on the Borrowers.

3. Overdraft

3.1 The rate of interest applicable to the Overdraft shall be the annual rate which is the sum of one point two five per cent (1.25%) plus BoS base rate as that rate fluctuates. Interest will be calculated by BoS on a day to day basis on the cleared daily debit balance of the amount drawn down and will be debited to the relevant Borrower's current accounts monthly in arrears on the Standard Application Dates. A notice of the accrued interest will be issued each month and interest applied 14 days after the date of that notice.

3.2 If the Borrowers have both debit and credit balances, interest at the annual rate of one point two five per cent (1.25%) over BoS base rate as that rate fluctuates will accrue on the cleared credit balances on any current accounts held with BoS of each Borrowers in respect of which BoS considers it has a valid right of set off (the "Credit Balances") calculated on a daily basis and set off monthly in arrear on the Standard Application Dates against the interest due on the Working Capital, provided that interest on the Credit Balances will be calculated as follows:-

(1) where the aggregate amount of the Credit Balances is less than or equal to the aggregate amount of the debit balances on any current account held with BoS of each Borrowers (the "Debit Balances"), interest will be calculated on the full amount of the Credit Balances; and

(2) where the aggregate amount of the Credit Balances is greater than the aggregate amount of the Debit Balances, interest will be calculated on an amount of the Credit Balances which is equal to the aggregate amount of the Debit Balances.

4. Business Visa

Facilities of up to £20,000 may be drawn by the use of BoS Business Visa Cards subject to the published terms and conditions and charges applicable to BoS Business Visa Cards from time to time.

5. Guarantees

5.1 On request by a Borrower, BoS will issue guarantees or performance bonds (up to in aggregate the Guarantee Limit) on its behalf. Before BoS issues a guarantee or bond on behalf of a Borrower:

5.1.1 BoS must have approved the terms of the guarantee or bond; and

5.1.2 that Borrower shall have executed and delivered to BoS a counter indemnity in a form acceptable to BoS agreeing to indemnify BoS against any claim under the guarantee or bond and authorising BoS to debit the amount of a claim to any of the Borrowers' accounts.

5.2 A charge of one point two five per cent (1.25%) of BoS outstanding liabilities (whether actual or contingent) from time to time under the guarantees shall be payable by the Borrowers in respect of guarantees or performance bonds issued by BoS on its behalf. This charge will be payable quarterly in advance on such dates as may be intimated by BoS.

6. Forward Foreign Exchange Contracts

6.1 A Borrower may enter into Forward Foreign Exchange Contracts (up to in aggregate the FFEC Limit) with BoS for the purchase or sale of any freely convertible currency and with a maturity period of up to twelve months. For the purpose of calculating utilisations of this component of the Working Capital, BoS will assess its risk at 10% of the face value of each contract for a duration of up to 12 months and 20% in respect of contracts for more than 12 months unless BoS advises the relevant Borrower otherwise.

6.2 The Borrowers must ensure that each of them make sufficient funds (either in Sterling or in the appropriate foreign currency) available to meet their obligations under each of the Forward Foreign Exchange Contracts as and when they fall due. In the event that the Borrowers fail to do so, the Borrowers shall be liable to BoS in respect of the difference between (1) the Sterling equivalent of the amount the Borrowers were due to pay BoS on completion of the relevant Forward Foreign Exchange Contract and (2) (if less) the Sterling equivalent of the amount which BoS would have received by completing that contract at the prevailing spot rate of exchange for the relevant currency on the date of completion of the contract.

6.3 Whenever the sterling equivalent of any currency amounts require to be calculated it shall be calculated at the BoS spot rate of exchange for such currency on the applicable day at such time as BoS may select.

6.4 Charges will be payable for the issue of Forward Foreign Exchange Contracts in accordance with the tariffs applicable to those services issued to the Borrowers from time to time.

7. Letters of Credit

7.1 On receipt of an acceptable written application, BoS will issue Letters of Credit (up to in aggregate the Letter of Credit Limit) on behalf of a Borrower under the terms of the Uniform Customs and Practice for Documentary Credits (as revised from time to time) and otherwise on BoS standard terms and conditions (which will be set out in the BoS application for the documentary credit, a copy of which will be provided to the relevant Borrower if so requested).

7.2 Charges will be payable for the issue of Letters of Credit in accordance with the tariffs applicable to those services issued to the Borrowers from time to time.

8. Currency Borrowings

8.1 A Borrower may borrow such part of the Working Capital (up to in aggregate the Currency Borrowings Limit) in any optional currency (which means, for the purpose of this Letter, any currency which is freely transferable and convertible into Sterling and is approved by BoS) on giving BoS two days prior written notice.

8.2 Currency borrowings shall be repayable on demand.

8.3 The Borrowers shall pay interest in regard to currency borrowings drawn down at a rate equal to the cost of funds incurred by BoS for purchasing such currencies plus one point two five per cent (1.25%) per annum, such interest payable in arrears. The relevant interest rate will be set by BoS on a weekly basis and calculated and accrued daily. Interest will be debited to the relevant Borrower’s currency current account with BoS half yearly in February and August in each year or on such other dates in each year as BoS shall notify to the Borrowers.

8.4 All sums payable under this letter shall be paid in the currency in which they are due and owing.

8.5 If the Borrowers fail to pay any amount due under the currency borrowings on demand BoS may at any time purchase so much of an optional currency as BoS considers necessary or desirable to cover the currency borrowings at the then prevailing BoS spot rate of exchange and the Borrowers shall indemnify BoS against the full cost to BoS (including all costs, charges and expenses) incurred by it in purchasing the relevant optional currency.

8.6 Whenever the "sterling equivalent" of any currency borrowings require to be calculated, it shall be calculated at the BoS spot rate of exchange for such currency on the applicable day at such time as BoS may select.

9. Acceptance Credits

9.1 BoS will accept and arrange the discounting of bills of exchange (up to in aggregate the Acceptance Credit Limit) drawn by a Borrower. Each bill of exchange must be drawn by a Borrower on BoS, in a format acceptable for rediscount with the Bank of England and must mature at the end of a period of not less than 30 days nor more than 180 days, or on or before the next Review Date (if earlier).

9.2 The face value of such bill will be credited to the relevant Borrower on the date of acceptance after deduction of the acceptance commission and the discount.

9.3 In respect of each bill the Borrowers will be charged:

9.3.1 an acceptance commission of one point two five per cent (1.25%) per annum of the face value of the bill calculated on a daily basis from the date of acceptance of the bill until its date of maturity payable when the bill is accepted; and

9.3.2 a discount being the amount deemed by BoS to be the amount which would be deducted from the face value of the bill for the purposes of ascertaining the purchase price of the bill if that bill were discounted in the London Discount Market at 11 a.m. on the date of acceptance.

9.4 The face value of the bill will be debited to the relevant Borrower on the maturity of the bill and the relevant Borrower shall ensure that there is a sufficient amount made available to BoS to meet the maturing bill.

10. Termination

Each of the utilisations above including the facilities made available under Clause 2.2 shall immediately cease to be available if BoS makes a demand for payment under Clauses 2.4.2 or 8.2 or gives written notice to the Parent that they are withdrawn.

11. Other Borrowers

The Working Capital shall not be available to any other person (whether a subsidiary of the Parent or not) unless with the express written agreement of BoS and after having provided BoS with whatever security it requires (such security being to the same extent and on substantially the same terms as the security granted by the other Borrowers) in respect of that person and its assets.

12. Security

The Working Capital will be secured by the security provided to BoS in accordance with the terms of the Senior Facility Agreement together with any other security given or procured by a Group Company unless expressly excluded and any other security granted by any Group Company in favour of BoS from time to time.

13. Financial Information

The Borrowers will supply the financial information specified in the Senior Facility Agreement which will also be required by BoS prior to its agreeing to any renewal of the Working Capital.

14. Obligations

The obligations of each Borrower in relation to the Working Capital are joint and several.

15. Indemnity

15.1 Each Borrower will at all times on demand indemnify BoS against all Indemnified Events and the Borrowers will pay to BoS the amount of all payments made (whether directly or by way of set-off, counterclaim or otherwise) and all losses, costs or expenses suffered or incurred from time to time by BoS arising under any liability which BoS has incurred under any utilisation of the Working Capital.

15.2 The liability of the Borrowers under Clause 15.1 above shall not be affected by any time being given or by anything being done or not done by BoS.

16. Notices

Unless otherwise provided for in this letter, all notices or communications to or between the parties will be in writing and:

16.1 will be by first class pre-paid post or by fax transmission, authenticated to the satisfaction of BoS and if by letter, receipt will be deemed forty-eight hours after posting (unless hand delivered and then at time of delivery) and if by fax, when sent (provided a transmission report is received);

16.2 in order to prove that a notice or demand has been made, BoS need only establish that the notice or demand was properly addressed and posted or transmitted;

16.3 if given to BoS, it will be given at the address at the head of this letter or at any other address in the UK which BoS may designate at any time by notice to the Parent;

16.4 if given to the Borrowers, it will be deemed to be duly given if given only to the Parent at the address shown above or at any other UK address that the Parent designates by notice to BoS;

16.5 BoS may rely upon any communication by telephone or fax or purporting to be on behalf of any Borrowers by anyone notified to BoS as being authorised without enquiry as to authority or identity. The Borrowers agree to indemnify BoS against any liability incurred or sustained by BoS as a result.

17. Fees and Expenses

17.1 The Borrowers will pay to BoS an annual renewal fee (of an amount agreed from time to time between BoS and the Parent) if the Working Capital is renewed at any time hereinafter and bank charges in relation to the Working Capital in accordance with BoS tariff issued to the Borrowers from time to time.

17.2 The Borrowers will pay or reimburse to BoS (on a full indemnity basis) all reasonable legal, accountancy, valuation, due diligence and other fees, costs and expenses or tax charged to or incurred by BoS in connection with this letter and the Security Documents (including the amendment, waiver, enforcement or preservation of BoS rights) on demand.

18. EMU Compliance

If the introduction of, changeover to or operation of a single or unified currency results in:-

(1) the currency in which the Working Capital is provided changing or being replaced or BoS (in its reasonable opinion) requiring to amend either this letter or the Security Documents due to changes in price sources for the national currency of any member state of the European Union or the ECU or market conventions relating to the calculation of interest; and/or

(2) BoS incurring an additional or increased cost in relation to its providing the Working Capital;

then the Borrowers agree that in the case of (1) above, they will permit this letter and/or the Security Documents to be amended to the extent necessary (in the BoS's reasonable opinion) to reflect those changed circumstances and in the case of (2) above, to indemnify BoS in respect of that additional or increased cost.

19. Law

This letter will be governed by and construed according to English law and each of the Borrowers submits to the jurisdiction of the English Courts.

Yours faithfully

"Jennifer Alexander"

For and on behalf of
THE GOVERNOR AND COMPANY
OF THE BANK OF SCOTLAND

Agreed and accepted on behalf of
Rodime plc by

"Malcolm McIver" Director

"Colin McGill" Director/Secretary

Date: 10th August 2000

IMPORTANT NOTICE: As with any legally binding agreement, we recommend that you consult your solicitor or other independent legal adviser before accepting this letter.

SCHEDULE 1

DEFINITIONS

"Borrowers" means the Parent, Littlewoods Leisure Marketing Services Limited, Littlewoods Promotions Limited, Littlewoods Lotteries Limited, Littlewoods Competitions Company Limited, Rodime Technologies Limited, Littlewoods of Liverpool Limited, Bet 247 Limited (formerly Littlewoods Leisure Limited), Littlewoods Pools Limited, Littlewoods Leisure Limited (formerly Clearzone Limited) and Littlewoods Isle of Man Limited and each other company which accedes to the terms of this letter and "Borrower" means any of them.

"BoS" means The Governor and Company of the Bank of Scotland and its successors, assignees and transferees.

"Group" means the Parent and its subsidiaries from time to time which is not dormant and **"Group Company"** is construed accordingly.

"Indemnified Events" means all actions, suits, proceedings, claims, demands, liabilities, costs, expenses, losses, damages and charges whatsoever (except those arising as a result of the gross negligence or wilful misconduct of BoS) which may occur in relation to or arising out of any utilisations of the Working Capital made available by BoS.

"Security Documents" means the security documents provided to BoS as agent and security trustee in accordance with the terms of the Senior Facility Agreement together with any other security granted by any Group Company in favour of BoS from time to time.

"Senior Facility Agreement" means the facility agreement entered into on 10th August 2000 (as amended, varied, supplemented, novated or replaced from time to time) between, *inter alia*, the Parent and BoS in relation to senior term loan facilities of up to £110,000,000.

"Standard Application Dates" means the last business day in each month or such other dates as BoS may advise the Parent from time to time.

"subsidiary" and **"holding company"** shall have the meanings given to them in the Senior Facility Agreement.

Interpretation

Any reference in this letter to:-

(1) statutes, statutory provisions and other legislation shall include all amendments, substitutions, modifications and re-enactments for the time being in force;

(2) **"control"** of any company shall be interpreted in accordance with Section 416 of the Income and Corporation Taxes Act 1988;

(3) **“including”** shall not be construed as limiting the generality of the words preceding it;

(4) **“a Schedule”** shall be construed as a reference to the schedules to this letter;

(5) any term or phrase defined in the Companies Act 1985 (as amended from time to time) shall bear the same meaning in this letter;

(6) words importing the singular shall include the plural and vice versa and words denoting any gender shall include all genders;

(7) this letter and to any provisions of it or to any other document referred to in this letter shall be construed as references to it in force for the time being and as amended, varied, supplemented, restated, substituted or novated from time to time;

(8) a person are to be construed to include references to a corporation, firm, company, partnership, joint venture, unincorporated body of persons, individual or any state or any agency of a state, whether or not a separate legal entity;

(9) any person are to be construed to include that person’s assignees or transferees or successors in title, whether direct or indirect.

Clause headings are for ease of reference only and are not to affect the interpretation of this letter.

EXHIBIT 1

THE COMPANIES ACTS 1985 AND 1989

PUBLIC LIMITED COMPANY

ARTICLES OF ASSOCIATION

(as amended by Special Resolution passed on 17 April 2003)

of

SPORTECH plc

(reprinted incorporating amendments made on or before 17 April 2003)

TABLE A

1. Neither Table A in the First Schedule to the Companies Act 1948 nor Table A referred to in Section 8 of the Companies Act 1985 shall apply to the Company.

INTERPRETATION

2. In these Articles if not inconsistent with the subject or context:-

the words standing in the first column of the following Table shall bear the meanings set opposite to them respectively in the second column thereof.

WORDS	MEANINGS
the Act	the Companies Act 1985 as amended by the Companies Act 1989
the Statutes	the Companies Act 1985 and the Companies Consolidation (Consequential Provisions) Act 1985 and the Companies Act 1989
these presents	these Articles of Association as now framed or as from time to time altered
the Office	the Registered Office of the Company
the Seal	the Common Seal of the Company
the United Kingdom	Great Britain and Northern Ireland
the Board	the Board of Directors of the Company

Executive Director	a Director of the Company appointed to be the holder of an executive office pursuant to Article 102
the Register	the Register of Members of the Company
paid up	paid up or credited as paid up
the Auditors	the auditors for the time being of the Company
subsidiary	the meaning given thereto by Section 736 of the Act

words importing the singular number only shall include the plural number and vice versa;

words importing the masculine gender only shall include the feminine and neuter genders;

words importing persons shall include corporations;

expressions referring to writing shall be construed as including references to typewriting, printing, lithography, photography and other modes of representing or reproducing words in a visible form;

the expressions “debenture” and “debenture holder” shall include debenture stock and debenture stockholder respectively;

the expression “the Secretary” shall include an assistant or deputy Secretary;

the expression “dividend” shall include bonus;

reference to any enactment or any part or any provision thereof shall be construed as a reference thereto as re-enacted or consolidated or amended from time to time.

BUSINESS

3. The Office shall be at such place in Scotland as the Board shall from time to time appoint.

SHARE CAPITAL

4. [1][2]At the date of the adoption of these Articles the authorised share capital of the Company is £39,250,000 divided into 785,000,000 ordinary shares of 5p each (the “Ordinary Shares”).

5. Without prejudice to any special rights previously conferred on the holders of any shares or class of shares, any share in the Company may be issued with or have attached thereto such preferred, deferred or other special rights or such restrictions, whether in

---

[1] *By a Special Resolution passed on 4 September 2000 the authorised share capital of £17,000,000 was increased to £40,102,889.75 by the creation of 462,057,795 new Ordinary Shares of 5p each. Consequently, from 4 September 2000 the share capital of the Company is £40,102,889.75 divided into 785,000,000 Ordinary Shares of 5p each and 17,057,795 Deferred Shares of 5p each.*

[2] *By a Special Resolution passed on 18 April 2002 and confirmation of the Court of Session on 18 December 2002 the authorised share capital of £40,102,889.75 (see footnote above) was reduced to £39,250,000 divided into 785,000,000 Ordinary Shares of 5p each by the cancellation of 17,057,795 Deferred Shares of 5p each. By virtue of said Special Resolution and confirmation of the Court of Session the existing Article 4 was deleted in its entirety and replaced by Article 4 as printed above.*

regard to dividend, voting, return of capital or otherwise as the Company may from time to time by ordinary resolution determine.

6. Subject to the provisions of the Statutes any shares may be issued on the terms that, at the option of the Company or the holder thereof, they are or are to be liable to be redeemed on such terms and in such manner as the Company may by special resolution determine.

MODIFICATION OF RIGHTS

7. Subject to the provisions of the Statutes, all or any of the special rights for the time being attached to any class of shares for the time being issued may (unless otherwise provided by the terms of issue of that class) from time to time (whether or not the Company is being wound up) be altered or abrogated with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of such shares. To any such separate general meeting all the provisions of these presents as to general meetings of the Company shall mutatis mutandis apply, but so that the necessary quorum shall be two persons at least holding or representing by proxy not less than one-third of the issued shares of the class, that every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, that any holder of shares of the class present in person or by proxy may demand a poll and that if at any adjourned meeting of such holders a quorum as above defined be not present those of such holders who are present in person or by proxy shall be a quorum.

8. The special rights conferred upon the holder of any shares or class of shares shall not, unless otherwise expressly provided by the conditions of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

SHARES

9. Subject to the provisions of these presents, of the Statutes and of any resolution of the Company for the time being in force and binding on the Board, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such time and for such consideration and upon such terms and conditions as the Board may determine, but so that no shares shall be issued at a discount except in accordance with the Statutes.

10. The Company may exercise the powers of paying commission conferred by the Statutes, provided that the rate or amount of the commission paid or agreed to be paid and the number of shares which persons have agreed for a commission to subscribe absolutely shall be disclosed in the manner required by the Statutes, and that such commission shall not exceed 10 per cent of the price at which the shares in respect whereof the same is paid are issued or an amount equal to 10 per cent of such price (as the case may be). Such commission may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

11. Except as ordered by a Court of competent jurisdiction or as by law required, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when

having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these presents or by law otherwise provided) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

12. No Member shall, unless the Board otherwise determines, be entitled in respect of shares held by him to vote at a general meeting either personally or by proxy or to exercise any other right conferred by membership in relation to meetings of the Company if any call or other sum presently payable by him to the Company in respect of such shares remains unpaid. Furthermore, if any Member or any other person appearing to be interested in shares held by such Member, has been duly served with a notice under Section 212 of the Companies Act 1985 ("Section 212") and is in default for the prescribed period in supplying to the Company the information thereby required, then the Directors may in their absolute discretion at any time thereafter by a notice (a "Direction Notice") to such Member (which shall be conclusive against such Member and its authority shall not be questioned by any person) direct that, in respect of the shares in relation to which the default occurred (the "Default Shares", which expression shall include any further shares which are allotted or issued in respect of such shares), the Member shall not be entitled to attend or vote at a general meeting or a meeting of the holders of any class of shares of the Company either personally or by a proxy or, if the Member is a corporation, by authorised representative, or to exercise any other right conferred by membership in relation to general meetings of the Company or meetings of the holders of any class of shares of the Company. The Company shall send to every other person appearing to be interested in the shares which are subject to a Direction Notice a copy of such Notice at the same time as notice is given to the relevant Member, but the failure or omission to do so, or the non-receipt by that person of the copy, shall not invalidate or otherwise affect the application of this Article.

Where Default Shares represent at least 0.25% in nominal value of the issued shares of the class concerned, the Direction Notice may additionally state that:-

(i) in respect of the Default Shares, any sums payable in respect of dividend (including shares issued in lieu of dividend) shall, except on winding up of the Company, be retained by the Company without any liability to pay interest thereon when such monies are finally paid to the Member; and/or

(ii) no transfer of any of the shares held by such Member shall be registered unless:-

(a) the Member is not himself in default as regards supplying the information requested and the transfer is of part only of the Member's holding which when presented for registration is accompanied by a certificate by the Member in a form satisfactory to the Directors to the effect that after due and careful enquiry, that Member is satisfied that no person in default as regards supplying information is interested in any of the shares the subject of the transfer; or

(b) the transfer is an approved transfer.

Any Direction Notice shall have effect in accordance with its terms for so long as the default in respect of which the Direction Notice is issued continues and (unless the Directors otherwise determine) for a period of one week thereafter but shall cease to have effect in relation to any shares which are transferred by such Member by means of an approved transfer. The Directors may at any time give notice cancelling the Direction Notice.

For the purpose of this Article:-

(i) A person shall be treated as appearing to be interested in any shares if the Member holding such shares has given to the Company a notification under Section 212 which either (i) names such person as being so interested or (ii) fails to establish the identities of those interested in the shares and (after taking account of the said notification and any other relevant Section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares and “interested” shall be construed as if it is for the purposes of Section 212;

(ii) The “prescribed period” in respect of any particular Member is 28 days from the date of service of the said notice under Section 212 except where the Default Shares represent at least 0.25% in nominal value of the issued shares of the class concerned in which case the prescribed period shall be reduced to 14 days from such date; and

(iii) A transfer of shares is an “approved transfer” if, but only if

(a) it is a transfer of shares to an offeror by way or in pursuance of acceptance of a takeover offer for the Company as defined in Section 14 of the Companies Securities (Insider Dealing) Act 1985; or

(b) the Directors are satisfied that the transfer was made pursuant to a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the transferring Member and/or with any other person appearing to be interested in such shares. For the purpose of this subparagraph any associate (as that term is defined in Section 435 of the Insolvency Act 1986) shall be included amongst the persons who are connected with the Member or any person appearing to be interested in such shares; or

(c) the transfer results from a sale made through any recognised investment exchange or recognised clearing house or other stock exchange or market outside the United Kingdom in which the Company’s shares are normally traded.

The Company shall keep a register in respect of information as to beneficial ownership provided to it under this Article and shall operate such register in like manner as it is required to do under the Statutes in relation to the register recording notification of interest in shares.

Nothing contained in this Article shall limit the power of the Company and/or the Directors under Section 216 of the Act.

13. Subject to the provisions of Part V of the Act, the Company may purchase its own shares (including any redeemable shares) provided that no purchase by the Company of its own shares will take place unless it has been sanctioned by an extraordinary resolution passed at a separate class meeting of the holders of any class of convertible shares.

SHARE CERTIFICATES

14. [3]Every person whose name is entered as a Member in the Register (except a stock exchange nominee in respect of whom the Company is not by law required to complete and have ready for delivery a certificate) shall be entitled, without payment, to receive within one month after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares of any one class, or several certificates each for one or more of his shares of such class. In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all. Where a Member has transferred part of the shares comprised in his holding he shall be entitled to a certificate for the balance without charge.

15. If a share certificate is damaged, defaced, lost or destroyed it may be replaced without payment of any fee but on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses of the Company of investigating such evidence as the Board may think fit and, in case of damage or defacement, on delivery of the old certificate to the Company.

16.

(a) Every certificate of shares, debentures or debenture stock or representing any other form of security of the Company (other than letters of allotment, receipts for securities or certificates of deposit) shall be issued under the Seal or under any official seal kept by the Company pursuant to Section 40 of the Act.

(b) Each certificate to which the Seal shall be affixed shall bear the autographic signature of two Directors or of one Director and the Secretary provided that:

(i) each certificate to which such official seal as is referred to in paragraph (a) above shall be affixed need not bear any such signatures; and

(ii) the Directors may by resolution determine (either generally or in any particular case or cases) that such signature shall be dispensed with, or shall be affixed by means of some method or system of mechanical signature.

LIEN

17. The Company shall have a first and paramount lien and charge on every share (not being a fully paid share) for all monies whether presently payable or not, called or payable at a fixed time in respect of such share, and the Company shall also have a first and paramount lien and charge on every share (other than a fully paid share) standing registered in the name of a single Member for all the debts and liabilities of such Member or his estate to the Company, and that whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such Member, and whether the time for payment or discharge of the same shall have actually arrived or not and notwithstanding that the same are joint debts or liabilities of such Member or his estate and any other person whether a Member of

---

[3] *By a Special Resolution passed on 18 April 2002 and on confirmation of the Court of Session on 18 December 2002 the existing Article 14 (Deferred Shares) was deleted in its entirety and the articles were renumbered as a consequence.*

the Company or not. The Company's lien on a share shall extend to all dividends payable thereon.

18. The Company may sell, in such manner as the Board may think fit, any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default shall have been given to the registered holder for the time being of the share or to the person entitled by reason of his death or bankruptcy to the share.

19. The net proceeds of sale shall be received by the Company and applied in or towards payment or satisfaction of the debt or liability in respect whereof the lien exists so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the person entitled to the share at the time of the sale. For giving effect to any such sale the Board may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the sale.

CALLS ON SHARES

20. The Board may from time to time make calls upon the Members in respect of any monies unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed times, provided that no such call shall exceed one-fourth of the nominal amount of the shares or be payable at less than one month from the date fixed for payment of the last preceding call, and each Member shall (subject to the Company giving him at least fourteen days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Board may determine.

21. A call may be made payable by instalments and shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

22. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

23. If a sum called in respect of a share is not paid before or on the day appointed for payment the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate (as well after as before decree or judgment) not exceeding 15 per cent per annum, as the Board may determine, but the Board shall be at liberty to waive payment of such interest wholly or in part.

24. Any sum which, by the terms of issue of a share, becomes payable on allotment or at any fixed date whether on account of the nominal amount of the share or by way of premium, shall for all the purposes of these presents be deemed to be a call duly made and payable on the date on which, by the terms of issue, the same becomes payable, and, in case of non payment all relevant provisions of these presents as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

25. The Board may on the issue of shares differentiate between the holders as to the amount of calls to be paid and the times of payment.

26. The Board may, if it thinks fit, receive from any Member willing to advance the same all or any part of the monies uncalled and unpaid upon any shares held by him, and upon all or any of the monies so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate, not exceeding (unless the Company in general meeting shall otherwise direct) 15 per cent per annum as may be agreed upon between the Board and the Member paying such sum in advance. Any monies so received by the Board from any Member in advance of a call being made therefor shall not entitle the Member to participate in respect of such monies in any dividend.

TRANSFER OF SHARES

27. Subject to such of the restrictions of these presents as may be applicable, any Member may transfer all or any of his shares by transfer in writing in the usual common form or in any form which the Board may approve.

28A Pursuant to Regulation 16(2) of the Uncertificated Securities Regulations 1995 ("the Regulations"), title to the 322,942,205 Ordinary Shares of 5p each in the capital of the Company, in issue or to be issued, may be transferred by a relevant system (as defined in the Regulations). Such a relevant system shall include the relevant system of which CREST Co Limited is to be the Operator (as defined in the Regulations).

28. The instrument of transfer of a share shall be executed by or on behalf of both the transferor and (except in the case of a fully paid share) the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Subject to Article 35, all instruments of transfer, when registered, shall be retained by the Company.

29. The Board may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of shares (other than fully paid shares) to a person of whom it shall not approve. The Board may also decline to register any transfer of shares on which the Company has a lien. Provided that the Board shall not exercise any power under this Article 30 to decline to register any transfer of shares which are not fully paid shares whilst such shares are listed on the Official List of the UK Listing Authority except to the extent permitted from time to time by the Listing Rules of the UK Listing Authority.

30. The Board may also decline to register any transfer unless:-

(a) the instrument of transfer, duly stamped, is lodged with the Company accompanied by the certificate of the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

(b) the instrument of transfer is in respect of only one class of shares.

31. If the Board refuses to register a transfer it shall, within one month after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal.

32. The Company shall not charge any fee on the registration of any instrument of transfer, confirmation, probate, letters of administration, certificate of death or marriage, power

of attorney, order of Court or other instrument relating to or affecting the title to any share.

33. The registration of transfers may be suspended at such times and for such periods as the Board may from time to time determine and either generally or in respect of any class of shares, provided that the Register shall not be closed for more than thirty days in any year.

34. The Company shall be entitled to destroy all instruments of transfer which have been registered at any time after the expiration of six years from the date of registration thereof and all dividend mandates and notifications of change of address at any time after the expiration of two years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation thereof and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:-

(a) the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b) nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article;

(c) references herein to the destruction of any document include references to the disposal thereof in any manner.

TRANSMISSION OF SHARES

35. In the case of the death of a Member the survivor or survivors, where the deceased was a joint holder, and the executors or administrators of the deceased, where he was a sole holder, shall be the only persons recognised by the Company as having any title to his shares, but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share jointly held by him with other persons.

36. Any person becoming entitled to a share in consequence of the death or bankruptcy of a Member may upon such evidence being produced as may from time to time be required by the Board and subject as hereinafter provided either be registered himself as a holder of the share or elect to have some person nominated by him registered as the transferee thereof.

37. If the person so becoming entitled elects to be registered himself he shall deliver or send to the Company a notice in writing signed by him, stating that he so elects. If he shall elect to have his nominee registered he shall testify his election by executing to his nominee a transfer of such share. All the limitations, restrictions and provisions of these presents relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of

the Member had not occurred and the notice of transfer were a transfer executed by such Member.

38. A person becoming entitled to a share in consequence of the death or bankruptcy of a Member shall be entitled to receive and may give a discharge for any dividends or other monies payable in respect of the share, but he shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Company or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Member until he shall have become registered as the holder thereof.

FORFEITURE OF SHARES

39. If a Member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Board may at any time thereafter during such time as any part of such call or instalment remains unpaid serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest and expenses which may have accrued.

40. The notice shall name a further day (not being less than fourteen days from the date of the notice) on or before which and the place where the payment required by the notice is to be made and shall state that in the event of non-payment at or before the time and at the place appointed the shares in respect of which such call was made or instalment is payable will be liable to be forfeited. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references herein to forfeiture shall include surrender.

41. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments, interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

42. When any share has been forfeited, notice of the forfeiture shall forthwith be given to the person who was before forfeiture the holder of the share or the person who was before forfeiture entitled to the share by reason of the death or bankruptcy of the holder (as the case may be); but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice as aforesaid.

43. A forfeited share shall be deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was, before forfeiture, the holder thereof or entitled thereto or to any person upon such terms and in such manner as the Board shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Board may think fit.

44. A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares but shall, notwithstanding, remain liable to pay to the Company all monies which at the date of forfeiture were presently payable by him to the Company in respect of the shares with interest thereon at such rate as the Board may determine, not exceeding 15 per cent per annum from the date of forfeiture until payment.

45. A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration (if any) given for

the share on the sale, re-allotment or disposition thereof and the Board may authorise some person to transfer the share to the person to whom the same is sold or disposed of, and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

46. The provisions of these presents as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

INCREASE OF CAPITAL

47. The Company may from time to time by ordinary resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe.

48. Any new shares in the capital of the Company may be issued with such preferential right to dividend and such priority in the distribution of assets, or subject to such postponement of dividends or in the distribution of assets, and with or subject to such preferential or limited or qualified right of voting at general meetings as the Company may from time to time by ordinary resolution determine or, if no such direction is given at the time of the creation of such new shares, as the Board shall determine, provided that the preferential or special rights attached to any issued shares as a class shall not be varied except with the consent of the holders thereof duly given under these presents.

49. The new shares shall be subject to all the provisions of these presents with reference to the payments of calls, lien, transfer, transmission, forfeiture and otherwise.

ALTERATIONS OF CAPITAL

50. The Company may from time to time by ordinary resolution:-

(a) consolidate and divide all or any of its share capital into shares of larger amounts than its existing shares;

(b) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes) and so that the resolution whereby any share is sub-divided may determine that one or more of the shares into which any share is sub-divided may have any such preferred or other special rights over, or may have such qualified or deferred rights or be subject to any such restrictions as compared with, the other share or shares into which such share is sub-divided as the Company has power to attach to unissued or new shares;

(c) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled;

and may also by special resolution:-

(d) reduce its share capital or any capital redemption reserve fund or any share premium account in any manner and with and subject to any incident authorised and consent required by law.

CONVERSION

51.

(a) Without prejudice to the generality of Article 50 above and subject to any necessary class consent or extraordinary resolution, the Company may from time to time by special resolution convert all or any of the issued shares of any class into shares of any other class in the capital of the Company from time to time, at such rate and on such terms and conditions as such special resolution shall specify.

(b) Any such conversion as mentioned in Article 52(a) may be effected in any manner as the law may allow and in particular but without prejudice to the foregoing generality any such conversion may be effected in accordance with the provisions of Article 52(c).

(c) Any such conversion as mentioned in Article 52(a) may be effected by means of consolidation and sub-division by consolidating into one share all the relevant shares held by the holders of the class and sub-dividing such consolidated share into such number of shares of such other class or classes in the capital of the Company of such nominal amount and at such rate and on such terms and conditions (including treatment of fractions) as such special resolution shall specify.

GENERAL MEETINGS

52. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meetings in that year, and not more than fifteen months shall elapse between the date of one annual general meeting of the Company and that of the next. The annual general meeting shall be held at such time and place as the Board shall appoint.

53. All general meetings other than annual general meetings shall be called extraordinary general meetings.

54. The Board may, whenever it thinks fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on such requisition, or in default, may be convened by such requisitionists as provided by the Statutes. If at any time there are not within the United Kingdom sufficient Directors capable of acting to form a quorum, any Director or any two Members of the Company may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Board.

NOTICE OF GENERAL MEETINGS

55. An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or a resolution appointing a person as a director shall be called by not less than twenty-one days' notice in writing. All other extraordinary general meetings shall be called by at least fourteen days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the time of meeting, and, in the case of special business, the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special or extraordinary resolution shall specify the intention to

propose the resolution as a special or extraordinary resolution as the case may be. Notice of every general meeting shall be given in manner hereinafter mentioned to such persons as are, in accordance with the provisions of these presents, entitled to receive such notices from the Company, and also to the Auditors.

Provided that a meeting of the Company shall, notwithstanding that it is called by shorter notice than that specified in this Article, be deemed to have been duly called if it is so agreed:-

(a) in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b) in the case of any other meeting, by a majority in number of the Members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent in nominal value of the shares giving that right. In every notice calling a meeting there shall appear with reasonable prominence a statement that a Member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not also be a Member.

56. The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

57. All business shall be deemed special that is transacted at an extraordinary general meeting and also all business that is transacted at an annual general meeting with the exception of the declaration and sanctioning of dividends, the consideration of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be attached to or annexed to the accounts, the election of Directors in place of those retiring by rotation or otherwise and the appointment or reappointment and fixing of the remuneration of the Auditors.

58. No business (other than the appointment of a chairman) shall be transacted at any general meeting unless a quorum be present when the meeting proceeds to business. Save as otherwise provided by these presents three Members present in person or by proxy, representing in the aggregate not less than one tenth of the total voting rights of all Members having the right to vote at the meeting shall be a quorum for all purposes. A corporation being a Member shall be deemed for the purpose of this Article to be personally present if represented by proxy or in accordance with the provisions of the Statutes.

59. If within half an hour from the time appointed for the meeting a quorum is not present the meeting, if convened on the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same time and place, or to such other day and at such other time or place as the Chairman of the meeting may determine, and the provisions of Article 63 shall apply. If at such adjourned meeting a quorum as above defined is not present within fifteen minutes from the time appointed for holding the meeting the Members present in person or by proxy shall be a quorum.

60. The Chairman of the Board or, in his absence, the Deputy Chairman (if any) shall preside as Chairman at every general meeting of the Company.

61. If there is no such Chairman or Deputy Chairman, or if at any meeting neither of them is present within fifteen minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if all the Directors present decline to take the chair, the Members present in person or by proxy shall elect one of their number to be chairman.

62. The Chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

63. If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the Chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special or Extraordinary Resolution no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

64. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded by

(a) the Chairman or

(b) at least two Members present in person or by proxy and entitled to vote or

(c) any Member or Members present in person or by proxy and representing in the aggregate not less than one tenth of the total voting rights of all members having the right to vote at the meeting or

(d) any Member or Members present in person or by proxy and holding shares conferring a right to vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the Chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost, and an entry to that effect in the book of proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such a resolution.

65. If any votes shall be counted which ought not to have been counted or might have been rejected or if any votes shall not be counted which ought to have been counted the error shall not vitiate the resolution unless it is pointed out at the same meeting and not in that case unless it shall, in the opinion of the Chairman of the meeting, be of sufficient magnitude to vitiate the resolution.

66. If a poll is duly demanded, the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

67. In case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the Chairman of such meeting shall be entitled to a second or casting vote.

68. A poll demanded on the election of the Chairman, or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either immediately or after an interval not exceeding 30 days from the date of the meeting and at such place and in such manner (including the use of ballot or voting papers or tickets) as the Chairman of the meeting may direct. The Chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers. No notice need be given of a poll not taken immediately.

69. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded, and it may be withdrawn (but only with the approval of the meeting) at any time before the next business is proceeded with.

VOTES OF MEMBERS

70. Subject to Article 14 (c) and to any other special terms as to voting upon which any shares may be issued or may for the time being be held, on a show of hands every Member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative shall have one vote and on a poll every Member who is present in person or by proxy shall have one vote for every 5p nominal amount of share capital of which he is the holder.

71. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holder.

72. In accordance with the Statutes, a corporation being a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any general meeting of the Company or of any class of Members of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member of the Company.

73. A Member of unsound mind or in respect of whom an order has been made by any Court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis or other person in the nature of a committee, receiver or curator bonis appointed by such Court and such committee, receiver, curator bonis or other person may vote on a poll by proxy.

74. No Member shall be entitled to vote either personally or by proxy at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

75. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.

76. On a poll votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he casts in the same way.

77. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor be a corporation, either under its common seal or under the hand of an officer or attorney so authorised.

78. A proxy need not be a Member of the Company.

79. The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be deposited at the Office (or at such other place in the United Kingdom as may be specified in the notice convening the meeting) not less than twenty four hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, or in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty four hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date named in it as the date of its execution.

80.

(a) Instruments of proxy shall be in the form or to the effect following or in such other form as the Board may approve and the Board may, if it thinks fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting:-

RODIME PLC

Form of Proxy for use at the Annual/Extraordinary General Meeting to be held at ( ) on ( ) at ( ) a.m./p.m.

I/We ....

(Full name in block letters please)

of .... being a Member/Members of the above-named Company hereby appoint the Chairman of the Meeting or

....

as my/our proxy to vote for me/us at the above-mentioned Annual/Extraordinary General Meeting of the Company and at any adjournment thereof, as directed below.

As Witness my/our hand(s) this ....day of .... 200......

(Signed)..

I/We wish my/our proxy to vote on the Ordinary/Special/Extraordinary Resolution(s) as follows.

Please insert x in appropriate box.

For	Against

Unless otherwise directed the proxy will vote or abstain as he thinks fit.

(b) A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office one hour at least before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

81. Subject to the provisions of the Statutes, a resolution or a minute in writing signed by all the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations, by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held and may consist of several documents in the like form, each signed by one or more of ten Members.

DIRECTORS

82. Unless and until otherwise determined by an ordinary resolution of the Company, the Directors shall be not less than three and not more than ten in number.

83. A Director shall not be required to hold any shares of the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings of the Company and at all separate meetings of the holders of any class of shares in the capital of the Company.

84. Each Director shall have the power to appoint either another Director or any person approved for that purpose by a resolution of the Board to act as alternate Director in his place during his absence and may at his discretion remove such alternate Director. A person so appointed shall (except as regards power to appoint an alternate and his remuneration) be subject in all respects to the terms and conditions existing with reference to the other Directors of the Company, and each alternate Director, while so acting, shall exercise and discharge all the functions, powers and duties as a Director of his appointor in such appointor's absence. Any Director acting as alternate shall have an additional vote for each Director for whom he acts as alternate. An alternate Director shall ipso facto cease to be an alternate Director if his appointor ceases for any reason to be a Director, provided that if at any meeting any Director retires by rotation or otherwise but is re-elected at the same meeting, any appointment made by him pursuant to this Article which was in force immediately before his retirement shall remain in force as though he had not retired. Any appointment or removal of an alternate Director shall be effected by instrument in writing delivered at the Office and signed by the appointor.

85. The Directors shall be paid by way of fees for their services such a sum as the Board shall from time to time determine. Such fees shall be divided amongst them in such proportions and manner as they may determine and in default of determination equally.

86. Any Director who holds any executive office (including for the purposes of this Article the office of Chairman or Deputy Chairman or Managing Director whether or not such office is held in an executive capacity), or who serves on any committee, or who otherwise performs services which in the opinion of the Board are outside the scope of the ordinary duties of a Director, may be paid such remuneration by way of salary, commission or otherwise as the Board may determine.

87. The Directors (including alternate Directors) shall also be entitled to be paid their reasonable travelling, hotel and other expenses of attending and returning from meetings of the Board or committees of the Board or general meetings or otherwise incurred while engaged on the business of the Company.

88. A Director of the Company may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested, and no such Director shall be accountable for any remuneration or other benefits received by him as a director or officer of or from his interest in such other company. The Board may also exercise the voting power conferred by the shares in any other company held or owned by the Company in such manner and in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Members of the Board or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

89.

(A) A Director may hold any other office or place of profit under the Company (except that of Auditor) in conjunction with his office of Director upon such terms as the Board may determine, and may receive such remuneration therefor as the Board may think fit in addition to any other remuneration hereunder. Subject to the next paragraph of this Article, no Director or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

(B) A Director who is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, if his interest then exists, or in any other case at the first meeting of the Board after he becomes so interested. A general notice to the Board given by a Director to the effect that he is a director or a member of a specified company or firm and is to be regarded as interested in all transactions with such company or firm shall be sufficient declaration of interest under this Article, and after such general notice it shall not be necessary to give any special notice relating to any subsequent transaction with such company or firm, provided that either the notice is given at a meeting of the Board or the Director giving the same takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

(C) (a) Save as herein provided, a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

(b) A Director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters namely:-

(i) the giving of any security or indemnity to him in respect of money lent or obligations incurred by him at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by giving of security;

(iii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(iv) any proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that he is not the holder of or beneficially interested in 1 per cent or more of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(v) any proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to employees to whom such arrangement relates; and

(vi) any proposal concerning insurance which the Company proposes to maintain or purchase for the benefit of Directors or the benefit of persons including the Directors.

(c) If any question shall arise at any meeting as to the materiality of a Director’s interest or as to the entitlement of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the Chairman of the meeting and his ruling in relation to any other Director shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned have not been fairly disclosed.

(d) The Company may by special resolution suspend or relax the provisions of this Article to any extent or ratify any transaction not duly authorised by reason of a contravention of this Article.

(D) For the purposes of Article 90(A), (B) and (C), an interest of any person who is for any purpose of the Act (excluding any statutory modification thereof not in force when these Articles became binding on the Company) connected with a Director shall be taken to be the interest of that Director and, in relation to an alternate Director, an interest of his appointor.

(E) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such cases each of the Directors concerned (if not debarred from voting under the proviso to Article 90(C)(b)(iv) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(F) Any Director may act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor), and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

90. If any question shall arise at any meeting as to the materiality of a Director's interest or as to the entitlement of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the Chairman of the meeting and his ruling in relation to any other Director shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned has not been fairly disclosed. Any question relating to the Chairman shall be referred to the Deputy Chairman of the meeting and his ruling shall be final and conclusive except as aforesaid.

91. Without prejudice to the provisions for retirement by rotation or otherwise hereinafter contained, the office of Director shall be vacated in any of the events following, namely:-

(a) if he delivers to the Board or to the Secretary a notice in writing of his resignation of his office of Director but such event shall be without prejudice to any claim which the Company may have for damages for breach of any contract of service between the Company and such Director;

(b) if he be found or become of unsound mind or become bankrupt or compound with his creditors;

(c) if, without leave, he be absent, otherwise than on the business of the Company, from meetings of the Board for six consecutive months, and the Board resolve that his office be vacated;

(d) if he is prohibited by law from being a Director;

(e) if he ceases to be a Director by virtue of the Statutes or is removed from office pursuant to Article 110.

POWERS AND DUTIES OF THE BOARD

92. The business of the Company shall be managed by the Board which may exercise all such powers of the Company as are not by the Statutes or by these presents required to be exercised by the Company in general meeting, subject nevertheless to the provisions of the Statutes and of these presents and to such regulations, being not inconsistent with such provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

93. The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these presents) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

94. The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad, and such powers shall be vested in the Board.

95. The Company may exercise the powers conferred by the Statutes with regard to the keeping of a Dominion Register, and the Board may (subject to the provisions of the Statutes) make and vary such regulations as it may think fit respecting the keeping of any such Register.

96. All cheques, promissory notes, drafts, bills of exchange and other negotiable and transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine,

97. The Board shall cause minutes to be made in books provided for the purpose:-

(a) of all appointments of officers made by the Board;

(b) of the names of Directors present at each meeting of the Board or committee of the Board;

(c) of all resolutions and proceedings at all meetings of the Company and of the Board and of any committee of the Board.

98. The Board shall cause to be kept the register of the Directors' holdings of shares and debentures required by the Statutes, and shall render the same available for inspection during the period and by the persons prescribed, and produce the same at every annual general meeting as required by the Statutes.

BORROWING POWERS

99. The Board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and subject to the provisions of the Statutes to issue debentures and other securities, whether outright or as security for any debt, liability or obligation of the Company or of any third party.

PENSIONS AND ALLOWANCES

100. The Board may give or award pensions, annuities, gratuities and superannuation or other allowances or benefits (including allowances or benefits on death) to any persons who are or have at any time been Directors of or employed by or in the service of the Company or of any company which is a subsidiary company of or allied or associated with the Company or any such subsidiary and to the wives, widows, children and other relatives and dependants of any such persons and may set up, establish, support and maintain pensions, superannuation, profit sharing and other funds or schemes (whether contributory or non-contributory) for the benefit of such persons as are hereinbefore referred to or any of them or any class of them, and so that any Director shall be entitled to receive and retain for his own benefit any such pension, annuity, gratuity, allowance or other benefit (whether under any such fund or scheme or otherwise) and may vote as a Director in respect of the exercise of any of the powers by this Article conferred upon the Board notwithstanding that he is or may be or become interested therein.

EXECUTIVE DIRECTORS

101. The Board may from time to time appoint one or more of its body to be the holder of any executive office (including but not limited to the office of Managing Director, Joint Managing Director or Assistant Managing Director) for such period and upon such terms as it thinks fit and, subject to the provisions of any agreement entered into in any particular case, may revoke such appointment. The appointment of any Director to any executive office as aforesaid shall be subject to termination if he ceases from any cause to be a Director but without prejudice to any claim he may have for damages for breach of any contract of service between him and the Company.

102. The Board may entrust to and confer upon an Executive Director any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with or to the exclusion of its own powers, and may from time to time (subject to the terms of any agreement entered into in any particular case) revoke, withdraw, alter or vary all or any of such powers.

RETIREMENT OF THE BOARD BY ROTATION

103. At every annual general meeting one third of the Directors or, if their number is not three or a multiple of three, the number nearest to one third shall retire from office but shall be eligible for re-election. Any Director retiring at the meeting shall retain office until the close of the meeting.

104A The Directors to retire by rotation shall be those who have been longest in office since their last appointment, but as between persons who became or were last re-appointed Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

104. Subject to the provisions of Article 108 the Company at the meeting at which a Director retires in manner aforesaid may fill up the vacated office by electing a person thereto and in default the retiring Director shall, if willing to continue to act, be deemed to have been re-elected unless at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such Director shall have been put to the meeting and lost.

105. Subject as aforesaid the Company may also in general meeting elect any person to be a director either to fill a casual vacancy or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed the maximum number fixed by or in accordance with these presents.

106. Except as otherwise authorised by Section 292 of the Act, the election or appointment of any person proposed as a Director shall be effected by a separate resolution, and a single resolution purporting to elect or appoint two or more persons to be Directors shall be void.

107. No person, other than a Director retiring at the meeting, shall, unless recommended by the Board, be eligible for election to the office of Director at any general meeting unless, not less than six and not more than twenty eight clear days before the day appointed for the meeting, there shall have been given to the Secretary notice in writing by some Member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

108. Without prejudice to the power of the Company in general meeting in pursuance of any of the provisions of these presents to appoint any person to be a Director, the Board shall have power at any time and from time to time to appoint any eligible person to be a Director, either to fill a casual vacancy or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed the maximum number fixed by or in accordance with these presents. Any Director so appointed shall (subject to the Statutes and to these presents) hold office only until the next following annual general meeting and shall then be eligible for re-election but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.

109. The Company may by extraordinary resolution, or (subject to the provisions of the Statutes) by ordinary resolution of which special notice has been given, remove any Director including without limitation any Director holding any executive office in the Company before the expiration of his period of office notwithstanding anything in these presents or in any agreement between the Company and such Director. Such removal shall be without prejudice to any claim such Director may have for damages for breach of any contract or service between him and the Company. The Company may (subject to Article 108 or to the said provisions as the case may be) by an ordinary resolution appoint another person in the stead of such Director. The person so appointed shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director.

PROCEEDINGS OF THE BOARD

110. The Board may meet together for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes cast. In case of an equality of votes the Chairman shall have a second or casting vote. A Director may and the Secretary on the requisition of a Director shall at any time summon a Board meeting.

111. The quorum necessary for the transaction of the business of the Board may be fixed by the Board and unless so fixed at any other number shall be three.

112. The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as their number be reduced below the minimum number fixed by or in accordance with these presents the continuing Directors may act for the purpose of filling up vacancies in their body or of summoning general meetings of the Company but not for any other purpose, and may act for either of the purposes aforesaid whether or not their number be reduced below the number fixed by or in accordance with these presents as the quorum.

113. The Board may elect a Chairman and Deputy Chairman of its meetings and determine the period for which they are respectively to hold office. If no such Chairman or Deputy Chairman is elected, or if at any meeting neither the Chairman nor the Deputy Chairman is present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.

114. A meeting of the Board at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Board. All or any of the members of the Board or any committee of the Board may participate in a meeting of the Board or that committee by means of a conference telephone or any 000 communication equipment which allows all persons participating in the meeting to hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting then is.

115. The Board may delegate any of its powers and/or authorities and/or discretions to committees, consisting of such member or members of its body as it thinks fit. Any committee so formed shall, in the exercise of the powers and/or authorities and/or discretions so delegated, conform to any regulations that may be imposed on it by the Board.

116. The meetings and proceedings of any committee consisting of two or more Members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Article.

117. A resolution in writing signed by all the Directors for the time being entitled to receive notice of a meeting of the Board or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the committee concerned. Any Director who may be absent from any Board meeting may signify his approval of any resolution passed thereat and to which his approval is necessary by signing a copy of the resolution or minute.

118. All acts done by the Board or by any committee or by any person acting as a Director or member of a committee, notwithstanding it be afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them had vacated office, shall be as valid as if every such person had been duly appointed and had continued to be a Director or a member of such committee.

119. The Board may from time to time appoint any Director or former Director of the Company who has rendered outstanding services to the Company to be President of the Company, and may remove or replace such person at any time. The President shall not by virtue of that office alone be a Director, but if not a Director he may by invitation of the Board attend at meetings of the Board for the purpose of giving advice. The President shall receive such remuneration, if any, as the Board may from time to time determine.

DIVISIONAL DIRECTORS

120. The Board may from time to time appoint any one or more persons to the office of Divisional Director of the Company and the following provisions with regard to any such appointment or appointments shall have effect:-

(a) The appointment, tenure of office and scope of duties of a Divisional Director shall be determined from time to time by the Board with full power to make such arrangements as they shall think fit and the Board shall have the right to enter into any contracts on behalf of the Company or transact any business of any description without the knowledge or approval of a Divisional Director, except that no act shall be done that would impose any personal liability on any Divisional Director except with his full knowledge and consent.

(b) The Board may from time to time remove any Divisional Director from office and if they so decide appoint another in his place but any such removal shall take effect without prejudice to the rights of either party under any agreement between the Divisional Director and the Company.

(c) The appointment of a person to be a Divisional Director may be in place of or in addition to his employment by the Company in any other capacity but unless otherwise expressly agreed between him and the Company the appointment as Divisional Director shall not affect the terms and conditions of his employment by the Company in any other capacity whether as regards duties, remuneration, pension or otherwise. The office of a Divisional Director shall be vacated if he is found a lunatic or becomes of unsound mind or if his estates are sequestrated or if a receiving order is made against him or if he makes any arrangement or composition with his creditors or if he is prohibited from being concerned or taking part in the management of the Company by reason of any order under statute, or if he resigns his office or is removed from office by a resolution of the Board.

(d) The remuneration of a Divisional Director and the method of its payment may be determined from time to time by the Board.

(e) A Divisional Director shall not be nor be deemed to be a Director of the Company within the meaning of that word as used in the Statutes or these Articles and no Divisional Director shall be entitled to attend or be present at any meeting of the Board or of any Committee of Directors unless the Board shall require him to be in attendance thereat and accordingly he shall not be counted in the quorum therefor or be entitled to vote thereat.

(f) A Divisional Director shall be in attendance at meetings of the Directors and of any Committee of Directors whenever called upon to do so and shall at all times be ready to give the Board the benefit of his knowledge, experience and advice.

SECRETARY

121. Subject to the Statutes, the Secretary shall be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit and any Secretary so appointed may be removed by the Board.

122. A provision of the Statutes or these presents requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

THE SEAL

123. The Common Seal of the Company shall be deposited at the Office and shall never be affixed to any document except by the authority of a resolution of the Board and subject as in this Article provided two Directors or one Director and the Secretary shall sign autographically every instrument to which the Common Seal shall be affixed. In favour of any purchaser or person bona fide dealing with the Company, such signatures shall be conclusive evidence of the fact that the Common Seal has been properly affixed.

DIVIDENDS

124. The profits of the Company available for distribution and which the Directors may determine to distribute in respect of any accounting reference period or other financial period shall, if and to the extent that the Directors shall so resolve, be distributed amongst the holders of the Ordinary Shares according to the amounts paid up on the Ordinary Shares held by them respectively, provided that no amount paid up on a share in advance of a call shall be treated for the purpose of this Article as paid up on the share.

125. The Board may from time to time declare and pay to the Members such interim dividends as appear to the Board to be justified by the profits of the Company. The Board may also declare and pay any fixed dividend which is payable on any shares of the Company half-yearly or otherwise on fixed dates, whenever such position, in the opinion of the Board, justifies that course.

126. The Board may deduct from any dividend payable to any Member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to shares in the Company.

127. No dividend shall bear interest against the Company. All unclaimed dividends, may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of twelve years after having been declared shall be forfeited and shall revert to the Company.

128. Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first on the Register in respect of the shares or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the registered holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their

risk. Any one of two or more joint holders may give effectual receipts for any dividends or other monies payable in respect of the shares held by such joint holders.

129. Any general meeting declaring a dividend may, upon the recommendation of the Board, direct payment or satisfaction of such dividend wholly or in part by the distribution of specific assets, and in particular of paid-up shares or debentures of any other company, and the Board shall give effect to such direction, and where any difficulty arises in regard to such distribution the Board may settle it as it thinks expedient, and in particular may issue fractional certificates and fix the value for distribution of any such specific assets and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to secure equality of distribution.

RESERVES

130. The Board may before recommending any dividend set aside out of the profits of the Company such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company or its holding company, if any) as the Board may from time to time think fit. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to divide.

131. The Board shall transfer to a share premium account as required by the Statutes sums equal to the amount or value of any premiums at which shares of the Company may be issued and, subject to the provisions of the Statutes, the provisions of these presents relating to reserves shall be applicable to the sums for the time being standing to the credit of the share premium account.

CAPITALISATION OF PROFITS

132. The Company in general meeting may from time to time and at any time pass a resolution to the effect that any sum for the time being standing to the credit of any of the Company’s reserve funds or to the credit of the profit and loss account or of any capital redemption reserve fund or share premium account be capitalised and that accordingly such sum be set free for distribution and appropriated as capital to and amongst the holders of the Ordinary Shares in proportion to the number of Ordinary Shares held by them on the footing that all or any part of such capitalised sum be applied in payment in full for any Ordinary Shares or (in the case of sums not arising from any capital redemption reserve fund or share premium account) debentures of the Company and that such shares or debentures be distributed among such holders in proportion as aforesaid. When such resolution has been passed on any occasion the Directors may allot and issue the shares or debentures therein referred to credited as fully paid up to such holders in proportion as aforesaid, with full power to make such provisions by the issue of fractional certificates or otherwise as they think expedient for the case of fractions. Prior to such distribution, the Directors may authorise any person on behalf of the Members among whom such distribution is to be made to enter into an agreement with the Company providing for the allotment to such Members of such shares or debentures fully paid up and any agreement made under such authority shall be effective.

133. Where any difficulty arises in regard to any distributions under the last preceding Article the Board may settle the same as it thinks expedient and in particular may issue

fractional certificates or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract requisite or convenient for giving effect thereto and such appointment shall be effective and binding upon the Members.

ACCOUNTS

134. The Board shall cause true accounts complying with the Statutes to be kept:-

   (a) of the sums of money received and expended by the Company and the matters in respect of which such receipt and expenditure take place; and

   (b) of all sales and purchases of goods by the Company; and

   (c) of the assets and liabilities of the Company.

135. The books of account shall be kept at the Office or, subject to the Statutes, at such other place or places as the Board may think fit and shall always be open to the inspection of the Directors. No Member (other than a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Board or the Company in general meeting or ordered by a court of competent jurisdiction.

136. The Board shall from time to time, in accordance with the Statutes, cause to be prepared and to be laid before the Company in general meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are referred to in the applicable Statutes.

137. A copy of every balance sheet and profit and loss account (including every document required by law to be annexed thereto) which is to be laid before the Company in general meeting and of the Directors' and Auditors' reports shall, not less than twenty-one days before the date of the meeting, be sent to every Member and to every holder of debentures of the Company and to every other person who is entitled to receive notices of meetings from the Company under the Statutes or under these presents. Provided that this Article shall not require copies of such documents to be sent to any person to whom, by virtue of the Statutes the Company is not required to send the same, nor to any person of whose address the Company is not aware nor to more than one of the joint holders of any shares or debentures.

AUDIT

138. Auditors shall be appointed and their duties regulated in accordance with the Statutes.

NOTICES

139. Any notice or other document may be served by the Company on any Member either personally or by sending it through the post in a prepaid letter addressed to such Member at his registered address as appearing in the Register or by delivering it to or leaving it at such registered address addressed as aforesaid. In the case of joint holders of a share, all notices shall, unless such holders otherwise in writing direct, be given to that one of the joint holders whose name stands first in the Register, and notice so given shall be sufficient notice to all the joint holders.

140. Any Member described in the Register by an address not within the United Kingdom who shall, from time to time, give to the Company an address within the United Kingdom at which notices may be served upon him shall be entitled to have notices served upon him at such address, but save as aforesaid no Member, other than a Member described in the Register by an address within the United Kingdom, shall be entitled to receive any notice from the Company.

141. Any notice or document, if served by post, shall be deemed to have been served twenty-four hours after the time when the same was put in the post, and in proving such service it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post.

142. Any notice or other document delivered or sent by post to or left at the registered address of any Member in pursuance of these presents shall, notwithstanding that such Member is then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service of the notice or document, have been removed from the Register as the holder of the share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

143. If at any time by reason of the total suspension of postal services within the United Kingdom the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised on the same date in at least one national daily newspaper and one leading London daily newspaper with appropriate circulation and such notice shall be deemed to have been duly served on all Members entitled thereto at noon on the day when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least forty-eight hours prior to the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

WINDING UP

144. Subject to the rights which may be attached to any shares which may be issued on special terms and conditions, on a return of assets on liquidation or otherwise the surplus assets of the Company remaining after the payment of its liabilities shall first be applied in paying to the Ordinary Shareholders up to £10,000 on each Ordinary Share held by them respectively according to the amounts paid up on the Ordinary Shares held by them respectively then in repaying to the holders of the Deferred Shares the amounts paid up or credited as paid up on the Deferred Shares held by them respectively, and any residue shall be divided among the holders of Ordinary Shares according to the amounts paid up on the Ordinary Shares held by them respectively.

INDEMNITY

145. Subject to the rights which may be attached to any shares which may be issued on special terms and conditions, on the return of assets on liquidation or otherwise the surplus assets of the Company remaining after the payment of its liabilities shall be divided among the holders of Ordinary Shares according to the amounts paid up on the Ordinary Shares held by them respectively.

INDEMNITY INSURANCE

146. Without prejudice to the provisions of Article 146, the Directors shall have power to purchase and maintain insurance for or for the benefit of any persons who are or were at any time directors, officers, employees or auditors or trustees of any retirement benefit scheme or employee share scheme of the Company, or any other company in which the Company has any interest whether direct or indirect or which is in any way allied to or associated with the Company or of any subsidiary undertaking of the Company or of any such other company, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company or subsidiary undertaking and to such extent as may be permitted by law otherwise to indemnify or to exempt any such person against or from any such liability; for the purposes of this Article “subsidiary undertaking” shall have the meaning ascribed to it by Section 258 of the Act.